AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

5 March 2004

04010694

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

04 MAR 18 AM 7:21

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 4 March 2004, Re: Notice of Extraordinary General Meeting; and

b) Circular to Shareholders dated 4 March 2004.

Please contact the undersigned if you have any query.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL/EDMS/KLSE on 04-03-2004 03:31:38 PM
Reference No AA-040304-956B4

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **AMSTEEL CORPORATION BERHAD**
* Stock name : **AMSTEEL**
* Stock code : **2712**
* Contact person : **CHAN POH LAN**
* Designation : **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
NOTICE OF EXTRAORDINARY GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Amsteel Corporation Berhad ("Amsteel"/the "Company") will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Friday, 19 March 2004 at 10.00 a.m. for the purpose of considering and, if thought fit, passing the following Ordinary Resolutions:

ORDINARY RESOLUTION 1 - PROPOSED PARKSON DISPOSALS

THAT subject to the approvals of the relevant authorities and pursuant to the Conditional Sale and Purchase Agreement dated 6 September 2003 entered into among Ambang Jaya Sdn Bhd ("AJSB"), Angkasa Marketing (Singapore) Pte Ltd ("AMSPL"), Natvest Parkson Sdn Bhd ("NPSB"), Sukhothai Food Sdn Bhd ("SFSB"), Timuriang Sdn Bhd ("TIMURIANG"), Parkson Retail Consulting and Management Sdn Bhd ("RETAIL") (collectively referred to as "Amsteel Group Vendors") and Lion Diversified Holdings Berhad ("LDHB"), approval be given to the Amsteel Group Vendors to dispose of their respective equity interest in the companies as set out below ("Target Companies") to LDHB for an aggregate disposal consideration of RM364.23 million, and the settlement of net inter-company balances owing by the relevant Target Companies and their subsidiaries/associated companies to Amsteel and its subsidiaries of RM98.21 million as at 30 June 2003 or such other amount as may be determined at the completion date, of which the total consideration attributable to the Amsteel Group Vendors is RM462.44 million ("Proposed Parkson Disposals"):

(i) the entire 50% equity interest in Parkson Venture Pte Ltd comprising 7,400,000 ordinary shares of SGD1.00 each, held by SFSB, RETAIL and NPSB;

(ii) the entire 52% equity interest in Parkson Investment Pte Ltd comprising 5,200,000 ordinary shares of SGD1.00 each, held by SFSB, RETAIL and NPSB;

(iii) the entire 70% equity interest in Parkson Management Pte Ltd comprising 3,150,000 ordinary

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary
- 4 MAR 2004

shares of SGD1.00 each, held by NPSB;

(iv) the entire 70% equity interest in Parkson Supplies Pte Ltd comprising 70 ordinary shares of SGD1.00 each, held by NPSB;

(v) the entire 70% equity interest in Parkson Glomart Pte Ltd comprising 700,000 ordinary shares of SGD1.00 each, held by TIMURIANG;

(vi) the entire 100% equity interest in Parkson Pacific Pte Ltd comprising 2 ordinary shares of SGD1.00 each, held by AMSPL;

(vii) the entire 100% equity interest in Parkson Corporation Sdn Bhd comprising 50,000,002 ordinary shares of RM1.00 each, held by TIMURIANG;

(viii) the entire 100% equity interest in Xtra Supercenter Sdn Bhd comprising 500,000 ordinary shares of RM1.00 each, held by TIMURIANG;

(ix) the entire 100% equity interest in Serbadagang Holdings Sdn Bhd comprising 2 ordinary shares of RM1.00 each, held by TIMURIANG; and

(x) the entire 100% equity interest in Exonbury Limited comprising 2 ordinary shares of HK$1.00 each, held by AJSB;

which shall be satisfied in the following manner:

(a) cash payment of RM138.95 million;

(b) issuance of RM92.63 million nominal amount of 5-Year 2% Coupon Redeemable Convertible Unsecured Loan Stocks by LDHB ("LDHB RCULS"). The LDHB RCULS are subject to a put and call option arrangement, whereby Amsteel has a double put option, and Tan Sri Cheng Heng Jem and Datuk Cheng Yong Kim (collectively referred to as "Grantors") have a multiple call option over the LDHB RCULS including any LDHB shares as may be converted from the LDHB RCULS ("Proposed Put and Call Option"); and

(c) deferred cash payment amounting to RM115.43 million on or before 15 December 2004 and RM115.43 million on or before 15 December 2005.

AND THAT pursuant to the aforesaid, authority be and is hereby given to the Company to:

(i) grant a multiple call option to the Grantors; and

(ii) accept the grant of a double put option from the Grantors over the LDHB RCULS;

including any LDHB shares as may be converted from the LDHB RCULS.

AND THAT the Directors be authorised to do all such acts and things that are necessary to give effect to the Proposed Parkson Disposals and the Proposed Put and Call Option with full powers to assent to any conditions, modifications, variations and/or amendments deemed necessary or expedient in the interest of the Company and/or its subsidiaries or as may be required by the relevant authorities and to take all such steps and enter into all such agreements, arrangements, undertakings, indemnities, transfers, assignments and guarantees with any party or parties as may be required to give effect to and complete the Proposed Parkson Disposals and the Proposed Put and Call Option.

ORDINARY RESOLUTION 2 - PROPOSED LCB SHARES DISPOSAL

THAT subject to the approvals of the relevant authorities and pursuant to the Conditional Sale and Purchase Agreement dated 6 September 2003 entered into among the Company and its subsidiaries

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

- 4 MAR 2004

namely AMSPL and Umatrac Enterprises Sdn Bhd (collectively referred to as the "Amsteel Group") and LDH (S) Pte Ltd ("LDHS"), wholly-owned subsidiary of LDHB, approval be given to the Company to dispose of 226,716,252 ordinary shares of RM1.00 each in Lion Corporation Berhad ("LCB"), being the remaining LCB shares held by the Amsteel Group after the renounceable restricted offer for sale by the Amsteel Group to the eligible shareholders of LCB, at a cash consideration of RM1.00 per LCB share to LDHS ("Proposed LCB Shares Disposal").

AND THAT the Directors be authorised to do all such acts and things that are necessary to give effect to the Proposed LCB Shares Disposal with full powers to assent to any conditions, modifications, variations and/or amendments deemed necessary or expedient in the interest of the Company and/or as may be required by the relevant authorities and to take all such steps and enter into all such agreements, arrangements, undertakings, indemnities, transfers, assignments and guarantees with any party or parties as may be required to give effect to and complete the Proposed LCB Shares Disposal.

By Order of the Board

CHAN POH LAN
Secretary

Kuala Lumpur
4 March 2004

Notes:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*

4. *Form of Proxy sent through facsimile transmission shall not be accepted.*

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary
- 4 MAR 2004

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course ... 'ant or other professional advisers immediately

If you have sold all your shares in Amstee ... r with the attached Form of Proxy, to the agent t ...

Malaysia Securities Exchange Berhad t ... icy or completeness and expressly disclaims an ... of the contents of this Circular.

The approval of the Securities Commissi ... rcular. Shareholders should rely on their own ev...

04 MAR 18 AM 7:21

AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to

PART A

I. **PROPOSED DISPOSAL BY CERTAIN SUBSIDIARIES OF AMSTEEL OF THEIR ENTIRE EQUITY INTERESTS IN A GROUP OF COMPANIES REFERRED TO AS TARGET COMPANIES COMPRISING SIX (6) COMPANIES IN SINGAPORE, THREE (3) COMPANIES IN MALAYSIA AND A COMPANY IN HONG KONG TO LION DIVERSIFIED HOLDINGS BERHAD ("LDHB") FOR AN AGGREGATE DISPOSAL CONSIDERATION OF RM364.23 MILLION, AND SETTLEMENT OF NET INTER-COMPANY BALANCES OWING BY THE RELEVANT TARGET COMPANIES AND THEIR SUBSIDIARIES/ASSOCIATED COMPANIES TO AMSTEEL AND ITS SUBSIDIARIES OF RM98.21 MILLION AS AT 30 JUNE 2003 OR SUCH OTHER AMOUNT AS MAY BE DETERMINED AT THE COMPLETION DATE. THE TOTAL CONSIDERATION OF RM462.44 MILLION SHALL BE SATISIFIED IN THE FOLLOWING MANNER:**

(A) **CASH PAYMENT OF RM138.95 MILLION AND ISSUANCE OF RM92.63 MILLION NOMINAL AMOUNT OF 5-YEAR 2% COUPON REDEEMABLE CONVERTIBLE UNSECURED LOAN STOCKS BY LDHB ("LDHB RCULS"). THE LDHB RCULS ARE SUBJECT TO A PUT AND CALL OPTION ARRANGEMENT WHEREBY AMSTEEL HAS A DOUBLE PUT OPTION, AND TAN SRI CHENG HENG JEM AND DATUK CHENG YONG KIM HAVE A MULTIPLE CALL OPTION OVER THE LDHB RCULS INCLUDING ANY LDHB SHARES AS MAY BE CONVERTED FROM THE LDHB RCULS; AND**

(B) **DEFERRED CASH PAYMENT AMOUNTING TO RM115.43 MILLION ON OR BEFORE 15 DECEMBER 2004 AND RM115.43 MILLION ON OR BEFORE 15 DECEMBER 2005.**

(COLLECTIVELY REFERRED TO AS THE "PROPOSED PARKSON DISPOSALS")

II. **PROPOSED DISPOSAL OF 226.72 MILLION ORDINARY SHARES OF RM1.00 EACH IN LION CORPORATION BERHAD ("LCB") REPRESENTING 24.67% EQUITY INTEREST IN LCB, BEING THE REMAINING LCB SHARES HELD BY AMSTEEL AND ITS SUBSIDIARIES, NAMELY ANGKASA MARKETING (SINGAPORE) PTE LTD AND UMATRAC ENTERPRISES SDN BHD FOR A CASH CONSIDERATION OF RM1.00 PER LCB SHARE TO LDH (S) PTE LTD, A WHOLLY-OWNED SUBSIDIARY OF LDHB ("PROPOSED LCB SHARES DISPOSAL").**

Adviser

PUBLIC MERCHANT BANK BERHAD (14328-V)

(Wholly-Owned Subsidiary of Public Bank Berhad)

PART B

INDEPENDENT ADVICE LETTER TO THE MINORITY SHAREHOLDERS OF AMSTEEL IN RELATION TO THE PROPOSED PARKSON DISPOSALS AND THE PROPOSED LCB SHARES DISPOSAL

Independent Adviser

PM Securities Sdn. Bhd.

(66299-A) An Approved Universal Broker

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

The Notice of the Extraordinary General Meeting to be convened at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Friday, 19 March 2004 at 10.00 a.m. together with the Form of Proxy are enclosed herewith. You are requested to complete the enclosed Form of Proxy and deposit it at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on or before the time and date indicated below should you be unable to attend the meeting. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

Last date and time for lodging the Form of Proxy	:	Wednesday, 17 March 2004 at 10.00 a.m.
Date and time of the Extraordinary General Meeting	:	Friday, 19 March 2004 at 10.00 a.m.

Unless otherwise stated, the following definitions shall apply throughout this Circular:

Act	:	Companies Act, 1965
AJSB	:	Ambang Jaya Sdn Bhd, a wholly-owned subsidiary of Amsteel
AMSPL	:	Angkasa Marketing (Singapore) Pte Ltd, a wholly-owned subsidiary of Amsteel
Amsteel or the Company	:	Amsteel Corporation Berhad
Amsteel Bonds	:	The RM denominated bonds of RM1,109.80 million in net present value (RM1,464.56 million in nominal amount) issued by Amsteel on 14 March 2003 pursuant to the Amsteel Scheme
Amsteel Bonds and Debts	:	Amsteel Bonds and Amsteel-SPV Consolidated and Rescheduled Debts
Amsteel Group or Group	:	Amsteel and its subsidiary companies
Amsteel Group Vendors	:	AJSB, AMSPL, NPSB, SFSB, TIMURIANG and RETAIL, collectively
Amsteel Scheme	:	The corporate restructuring exercise, divestment programme and debt restructuring exercise of the Amsteel Group as set out in the circular to shareholders of Amsteel dated 9 January 2003
Amsteel-SPV Consolidated and Rescheduled Debts	:	The USD denominated consolidated and rescheduled debts of USD590.09 million (equivalent to approximately RM2,242.34 million) in net present value (USD756.78 million equivalent to approximately RM2,875.76 million in nominal amount) which were issued by Amsteel Harta (L) Limited, a special purpose vehicle which is a wholly-owned subsidiary of Amsteel, pursuant to the Amsteel Scheme
ASEAN	:	Association of South East Asian Nations
BLR	:	Base lending rate
Board	:	Board of Directors of Amsteel
Completion Date	:	The date as mutually agreed in writing between the parties to the Parkson SPA during a period of thirty (30) days from the date all the conditions precedent of the Parkson SPA are fulfilled
Conditional Period	:	A period of six (6) months commencing from the date of the Parkson SPA (or such longer period as the parties to the Parkson SPA may mutually agree upon in writing)
Disposal LCB Shares	:	226,716,252 LCB Shares representing 24.67% equity interest in LCB held by LCB Vendors which will be disposed of to LDHS pursuant to the Proposed LCB Shares Disposal. The LCB Shares held by LCB Vendors are as follows:

Shareholder	No of LCB Shares held	% shareholding
Amsteel	201,995,165	21.98
AMSPL	381,862	0.04
Umatrac	24,339,225	2.65
Total	**226,716,252**	**24.67**

EGM	:	Extraordinary general meeting
EL	:	Exonbury Ltd, a wholly-owned subsidiary of AJSB
Eligible LCB Shareholders	:	All the shareholders of LCB excluding TSWC, Datuk Cheng Yong Kim and parties acting in concert with them pursuant to the ROFS
EPS	:	Earnings per share
FIC	:	Foreign Investment Committee
FYE	:	Financial year(s) ended/ending
Grantors	:	TSWC and Datuk Cheng Yong Kim, collectively
GWRS	:	Group wide restructuring scheme of the Lion Group as set out in the circulars to shareholders of LCB, LICB, Amsteel and Silverstone Corporation Berhad dated 9 January 2003 which involves the following: (i) the proposed debt restructuring exercise in relation to the relevant Lion Group companies which entails upfront cash payment and the issuance of new shares, bonds/consolidated and rescheduled debts and/or redeemable cumulative convertible preference shares of RM0.01 each to be issued by Silverstone Corporation Berhad to the scheme creditors of the relevant Lion Group companies which was issued on 14 March 2003; (ii) the proposed corporate restructuring exercise (including the proposed capital reconstruction exercise of the relevant Lion Group companies) in relation to the relevant Lion Group companies which was implemented on 14 March 2003; and (iii) the proposed programme for divestment of certain non-core and peripheral assets and business of the relevant Lion Group which will continue to be carried out progressively and expected to be completed by 2006.
HKD	:	Hong Kong Dollar
Inter-co Balances	:	Net inter-company balances due to and owed by the Parkson Retail Group to Amsteel and its subsidiaries of RM98.21 million as at 30 June 2003 or such other amounts as may be determined at the Completion Date
LAI	:	Lion Asia Investment Pte Ltd, a 42.5% owned associated company of Amsteel
LCB	:	Lion Corporation Berhad, a 25.19% owned associated company of Amsteel
LCB Share(s)	:	Ordinary share(s) of RM1.00 in LCB
LCB SPA	:	The conditional sale and purchase agreement dated 6 September 2003 entered into between the LCB Vendors and LDHS, whereby the LCB Vendors will dispose of up to 226.85 million LCB Shares to LDHS for a total cash consideration of up to RM226.85 million, at RM1.00 per LCB Share, which is pending completion

LCB Vendors	:	Amsteel and its wholly-owned subsidiaries, namely AMSPL and Umatrac, collectively
LDHB	:	Lion Diversified Holdings Berhad, a 59.42%, owned subsidiary of LICB
LDHB RCULS	:	5-Year 2% coupon Redeemable Convertible Unsecured Loan Stocks in LDHB at the nominal value of RM1.00 each
LDHB Share(s)	:	Ordinary share(s) of RM0.50 each in LDHB
LDHS	:	LDH (S) Pte Ltd, a wholly-owned subsidiary of LDHB
LICB	:	Lion Industries Corporation Berhad
Lion Group	:	Amsteel, LCB, LICB and Silverstone Corporation Berhad and their respective subsidiary companies
LLB Nominees	:	LLB Nominees Sdn Bhd, a wholly-owned subsidiary of LICB
LPS	:	Loss per share
MBB	:	Malayan Banking Berhad
MSEB	:	Malaysia Securities Exchange Berhad
MI	:	Minority interest
Nominees	:	Nominee(s) and assignee(s)
NPSB	:	Natvest Parkson Sdn Bhd, a wholly-owned subsidiary of TIMURIANG
NTA	:	Net tangible assets
NTL	:	Net tangible liabilities
Option RCULS	:	92.63 million LDHB RCULS to be issued to the Amsteel Group Vendors as part settlement of the purchase consideration under the Parkson SPA which is subject to the Proposed Put and Call Option
Parkson Corp	:	Parkson Corporation Sdn Bhd, a wholly-owned subsidiary of TIMURIANG
Parkson Retail Group	:	Target Companies and their subsidiary and/or associated companies
Parkson SPA	:	The conditional sale and purchase agreement dated 6 September 2003 entered into between the Amsteel Group Vendors, LLB Nominees, LAI, LICB, Amsteel and LDHB for the proposed disposal of the Target Companies by the Amsteel Group Vendors, LLB Nominees and LAI to LDHB and the settlement of the Inter-co Balances for a total consideration of RM499.21 million to be satisfied by cash payment of RM399.21 million and the issuance of RM100 million LDHB RCULS
PAT/LAT	:	Profit after tax/Loss after tax
PATafter MI	:	Profit after tax after minority interest
PBT/LBT		Profit before tax/Loss before tax

PCOA	:	The put and call option agreement entered into on 6 September 2003 between TSWC Group and Amsteel, LICB and LAI over the RM100 million LDHB RCULS including any LDHB Shares as may be converted from the LDHB RCULS, received as part consideration for the disposal of their entire equity interest in the Target Companies
PE Multiple	:	Price earnings multiple
PGlomart	:	Parkson Glomart Pte Ltd, a 70% owned subsidiary of TIMURIANG
PInvestment	:	Parkson Investment Pte Ltd, a 52% owned subsidiary of Amsteel via the shareholdings of its wholly-owned subsidiaries, namely NPSB, RETAIL and SFSB in PInvestment of 18%, 7% and 27% respectively
PManagement	:	Parkson Management Pte Ltd, a 70% owned subsidiary of NPSB
PMBB	:	Public Merchant Bank Berhad
PM Securities	:	PM Securities Sdn Bhd, an approved Universal Broker
PPacific	:	Parkson Pacific Pte Ltd, a wholly-owned subsidiary of AMSPL
PRC	:	People's Republic of China
Proposals	:	Proposed Parkson Disposals and Proposed LCB Shares Disposal, collectively
Proposed LCB Shares Disposal	:	Proposed disposal of 226.72 million LCB Shares held by the LCB Vendors for a cash consideration of RM1.00 per LCB Share
Proposed Parkson Disposals	:	Proposed disposal by the Amsteel Group Vendors of their entire equity interests in the Parkson Retail Group to LDHB for Sale Consideration of RM462.44 million which shall be satisfied by: (i) cash payment of RM138.95 million and issuance of RM92.63 million LDHB RCULS upon completion of the Parkson SPA. The LDHB RCULS are subject to a put and call option arrangement whereby Amsteel has a double put option, and the Grantors have a multiple call option over the Option RCULS including any LDHB Shares as may be converted from the Option RCULS; and (ii) deferred cash payment amounting to RM115.43 million on or before 15 December 2004, and RM115.43 million on or before 15 December 2005
Proposed Put and Call Option	:	The put and call option arrangement whereby Amsteel has a double put option, and the Grantors have a multiple call option over the Option RCULS of the Amsteel Group including any LDHB Shares as may be converted from the Option RCULS
PSupplies	:	Parkson Supplies Pte Ltd, a 70% owned subsidiary of NPSB
PVenture	:	Parkson Venture Pte Ltd, a 50% owned associated company of Amsteel via the shareholdings of its wholly-owned subsidiaries, namely NPSB, RETAIL and SFSB in PVenture of 20%, 11.8% and 18.2% respectively

RETAIL	:	Parkson Retail Consulting And Management Sdn Bhd, a wholly-owned subsidiary of TIMURIANG
RM and sen	:	Ringgit Malaysia and sen respectively
Rmb	:	Chinese Renminbi
ROFS	:	The renounceable restricted offer for sale by Amsteel, AMSPL and Umatrac of 209.70 million LCB Shares at an offer price of RM1.00 per share to the Eligible LCB Shareholders, which was completed on 16 January 2004
Sale Consideration	:	The total consideration of RM462.44 million attributable to the Amsteel Group Vendors for the disposal of their entire equity interests in the Target Companies for RM364.23 million, and settlement of net inter-company balances owing by the relevant Target Companies and their subsidiaries/associated companies to the Amsteel Group of RM98.21 million as at 30 June 2003 or such other amount as may be determined at the Completion Date
Sale Shares	:	All the shares constituting the entire issued and paid-up share capital of the respective Target Companies held by the Amsteel Group Vendors
SC	:	Securities Commission
SC Guidelines	:	The new SC Policies and Guidelines on Issue/Offer of Securities which came into effect on 1 May 2003
Serbadagang	:	Serbadagang Holdings Sdn Bhd, a wholly-owned subsidiary of TIMURIANG
SFSB	:	Sukhothai Food Sdn Bhd, a wholly-owned subsidiary of TIMURIANG
SGD	:	Singapore Dollar
Target Companies	:	PVenture, PInvestment, PManagement, PSupplies, PGlomart, PPacific, Parkson Corp, Xtra, Serbadagang and EL, collectively
TIMURIANG	:	Timuriang Sdn Bhd, a wholly-owned subsidiary of Amsteel
TSWC	:	Tan Sri Cheng Heng Jem
TSWC Group	:	TSWC, Datuk Cheng Yong Kim, Cheng Yong Kwang and Cheng Yong Liang
Umatrac	:	Umatrac Enterprises Sdn Bhd
USD	:	United States Dollar
Xtra	:	Xtra Supercenter Sdn Bhd

The exchange rates used for the financial years/period under review in this Circular are as follows:

	<-------------------------	-------------------------	Year ended 30 June	-------------------------	------------------------->	Period ended 31 December 2003
	1999	**2000**	**2001**	**2002**	**2003**	
	(RM)	**(RM)**	**(RM)**	**(RM)**	**(RM)**	**(RM)**
SGD 1.00	2.219	2.183	2.075	2.142	2.154	2.221
HKD1.00	0.490	0.488	0.487	0.489	0.485	0.487

CONTENTS

PART A

LETTER FROM THE BOARD OF DIRECTORS TO THE SHAREHOLDERS OF AMSTEEL

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Registered Office:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

4 March 2004

The Board of Directors:

Jen (B) Tan Sri Dato' Zain Mahmud Hashim *(Chairman)*
Pee Kang Seng @ Lim Kang Seng *(Managing Director)*
Tan Sri William H. J. Cheng
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim
Haji Munajat bin Idris
M. Chareon Sae Tang @ Tan Whye Aun
Tan Siak Tee

To: The Shareholders of Amsteel Corporation Berhad

Dear Sir/Madam

I. PROPOSED PARKSON DISPOSALS

II. PROPOSED LCB SHARES DISPOSAL

1. INTRODUCTION

On 9 September 2003, on behalf of Amsteel, PMBB announced the following:

(a) The Amsteel Group Vendors had on 6 September 2003, entered into the Parkson SPA with LDHB to dispose of the Target Companies of which the sale attributable to the Amsteel Group Vendors comprise the following companies for an aggregate sale consideration of RM364.23 million and the settlement of the Inter-co Balances of RM98.21 million as at 30 June 2003 totalling RM462.44 million:

   (i) 7,400,000 ordinary shares of SGD1.00 each, representing 50% of the entire equity interest in PVenture, held by SFSB, RETAIL and NPSB;

   (ii) 5,200,000 ordinary shares of SGD1.00 each, representing 52% of the entire equity interest in PInvestment held by SFSB, RETAIL and NPSB;

   (iii) 3,150,000 ordinary shares of SGD1.00 each, representing 70% of the entire equity interest in PManagement, held by NPSB;

   (iv) 70 ordinary shares of SGD1.00 each, representing 70% of the entire equity interest in PSupplies held by NPSB;

   (v) 700,000 ordinary shares of SGD1.00 each, representing 70% of the entire equity interest in PGlomart held by TIMURIANG;

(vi) 2 ordinary shares of SGD1.00 each, representing the entire equity interest held by AMSPL in PPacific;

(vii) 50,000,002 ordinary shares of RM1.00 each, representing the entire equity interest held by TIMURIANG in Parkson Corp;

(viii) 500,000 ordinary shares of RM1.00 each, representing the entire equity interest held by TIMURIANG in Xtra;

(ix) 2 ordinary shares of RM1.00 each, representing the entire equity interest held by TIMURIANG in Serbadagang; and

(x) 2 ordinary shares of HKD1.00 each, representing the entire equity interest held by AJSB in EL.

Pursuant to the Parkson SPA, the total consideration attributable to LAI for the disposal of its equity interest in the relevant Target Companies is RM12.92 million, comprising disposal consideration of RM43.74 million and settlement of Inter-co Balances owing to the relevant Target Companies and its subsidiaries of RM30.82 million as at 30 June 2003 or such other amount as may be determined at the Completion Date; whilst the total consideration attributable to LLB Nominees for its equity interest in the relevant Target Companies amounts to RM23.85 million.

(b) Amsteel had on 6 September 2003 entered into a put and call option agreement with TSWC and Datuk Cheng Yong Kim in respect of the Option RCULS; and

(c) Amsteel, AMSPL and Umatrac had on 6 September 2003 entered into the LCB SPA to dispose of up to 226.85 million shares in LCB for a total cash consideration of up to RM226.85 million to LDHS, in the event that the 226.85 million LCB Shares to be offered to the Eligible LCB Shareholders pursuant to the ROFS are not fully subscribed.

Further on 23 October 2003, PMBB had on behalf of Amsteel announced the additional information in relation to the Proposed Parkson Disposals and the Proposed Put and Call Option as follows:

(a) Proposed Parkson Disposals

(i) In relation to the consideration for the Proposed Parkson Disposals, the Amsteel Group Vendors have unconditionally and irrevocably nominated Amsteel and/or its nominees to be the recipient of all the cash payment of RM369.81 million and the RM92.63 million LDHB RCULS at the nominal value of RM1.00 each; and

(ii) The completion of the Proposed Parkson Disposals is conditional upon inter-alia Amsteel entering into a sale and purchase of shares agreement with Qingdao No 1 Department Store ("Qingdao Department") to acquire 2.7% equity interest in Qingdao No 1 Parkson Co Ltd ("Qingdao Parkson") and shall cause Serbadagang Holdings Sdn Bhd ("Serbadagang"), a wholly-owned subsidiary of Amsteel to be the registered holder and beneficial owner of the equity interest in Qingdao Parkson on completion of the said sale and purchase agreement.

Pursuant thereto, Serbadagang, Qingdao Parkson and Qingdao Department (instead of Amsteel and Qingdao Department) had on 6 September 2003 entered into a conditional Sale and Purchase of Shares Agreement for the acquisition of 2.6% (instead of 2.7%) equity interest in Qingdao Parkson which is expected to be completed in the first quarter of 2004.

(b) Proposed Put and Call Option

On 6 September 2003, Amsteel together with LICB and LAI had entered into a PCOA with TSWC, Datuk Cheng Yong Kim, Cheng Yong Kwang and Cheng Yong Liang for the RM100 million LDHB RCULS of which Amsteel's portion amounts to RM92.63 million LDHB RCULS. The salient terms of the PCOA *(reflecting the relevant provisions relating to Amsteel only)* are set out in Section 2.4 (a) of this Circular.

On 13 January 2004, PMBB announced that the SC had vide its letter dated 2 January 2004 approved the Proposed Parkson Disposals and the related utilisation of proceeds as follows:

Purpose of Utilisation	RM Million
Repayment of borrowings	461.44[1]
Estimated expenses to be incurred in relation to the Proposed Parkson Disposals	1.00
	462.44

Note:

1 Assuming that the new LDHB RCULS will be redeemed for cash at the nominal value of RM92.63 million.

The SC's approval for the Proposed Parkson Disposals, is **subject** to the following conditions:

	Details of Conditions Imposed	Status of Compliance
1	(a) Full disclosure must be made in the circular to the shareholders of Amsteel in respect of the following:	
	(i) Detailed justifications in relation to the basis of determining the Sale Consideration; and	Disclosure has been made in Section 2.6 of this Circular.
	(ii) Details of the put and call option agreement entered into between Amsteel, LICB and LAI with the TSWC Group, in relation to the new LDHB RCULS to be issued in relation to the Proposed Parkson Disposals. In addition, full disclosure is required on the reasons for the said parties to enter into the put and call option agreement;	Disclosure has been made in Section 2.4 and 5.1 of this Circular.

	Details of Conditions Imposed	Status of Compliance
	(b) (i) Any extension of time from the period that has been fixed by Amsteel for the utilisation of the Sale Consideration has to be approved by a resolution of the Board of Directors of Amsteel and fully disclosed to MSEB;	Noted. Part of the utilisation of the Sale Consideration amounting to RM137.95 million for the partial repayment of Amsteel Bonds and Debts on 31 December 2003 has been extended to 31 March 2004. The same has been approved by the Board of Directors of Amsteel and announced to MSEB on 23 December 2003 and 12 January 2004 respectively. The entire proceeds from the Sale Consideration is expected to be utilised by 2006.
	(ii) Appropriate disclosure regarding the status of utilisation of the Sale Consideration is to be made in the quarterly report and annual report of Amsteel until the said Sale Consideration are fully utilised; and	To be complied with.
	(c) PMBB and Amsteel are required to fully comply with the relevant requirements of the SC Guidelines in respect of the aforesaid proposal;	Noted.
2	PMBB and Amsteel are required to furnish written confirmation that all the above terms and conditions imposed are complied with upon completion of the Proposed Parkson Disposals.	To be complied with.

In addition, on 7 January 2004, OSK Securities Berhad had on behalf of LDHB, announced that the SC had vide its letter dated 2 January 2004 to LDHB, approved the proposed acquisition by LDHB of the entire equity interests in the Target Companies **subject** to the following conditions affecting relating to Amsteel:

	Details of Conditions Imposed	**Status of Compliance**
1	(a) The vendors are required to pay LDHB any shortfall in the audited consolidated proforma PAT of the Target Companies for the FYE 30 June 2003 in cash within one (1) month from the date of the audited financial statements, in the event that the said PAT is less than RM49.87 million based on the unaudited consolidated proforma PAT;	Complied. The audited consolidated proforma PAT for the FYE 30 June 2003 was RM50.47 million.
	(b) The vendors are required to pay LDHB any shortfall in the audited consolidated proforma PAT of the Target Companies for the FYE 30 June 2004 in cash within one (1) month from the date of the audited financial statements, in the event that the said PAT is less than the forecast PAT of RM53.06 million; and	To be complied with.
	(c) The vendors are required to pay LDHB any shortfall in the audited consolidated proforma NTA value of the Target Companies for the FYE 30 June 2003 in cash within one (1) month from the date of the audited financial statements, in the event that the said NTA value is less than the NTA value of RM330.32 million based on the unaudited consolidated proforma accounts.	Complied. The audited consolidated proforma NTA value of the Target Companies for the FYE 30 June 2003 was RM362.59 million.
2	The vendors of the Target Companies are required to provide the SC with written undertakings that they will indemnify LDHB for any losses suffered by LDHB as a result of any non-compliance with the laws and regulations of the PRC.	Complied. Submitted on 26 February 2004.
3	In relation to the trade debtors of the Target Companies to be acquired ("Trade Debtors"), LDHB is required to:	
	(a) Disclose in full in the circular to shareholders the position of the Trade Debtors, an ageing analysis, and for balances exceeding the credit period, comments/explanation by the Board of Directors of the Parkson Retail Group on the recoverability of such balances;	Disclosed in Appendix VII of LDHB's circular to shareholders dated 6 February 2004.
	(b) To make full provision for Trade Debtors where: - the amount is in dispute - legal proceedings have commenced/ been taken; or - period exceeding six (6) months; and	To be complied by LDHB, pending SC's approval on the Proposed Variation *(defined herein)*.

	Details of Conditions Imposed	Status of Compliance
	(c) Provide confirmations and declarations by the Board of Directors of the Target Companies that the trade debts that have exceeded the credit period are recoverable and provisions for doubtful/bad debts have been made in the income statement and the profit forecast/projections.	To be complied with.
	Should the NTA of the Target Companies fall below the NTA position as submitted to the SC, as a result of the above matters, the respective vendors will be required to pay by cash any shortfall in the said NTA prior to the implementation of the Proposed Parkson Disposals.	To be complied with.
4	A moratorium is imposed on 50% of the consideration securities to be received by the respective vendors of the Target Companies for a period of one (1) year, as set out in the SC Guidelines.	To be complied with.

In relation to the condition as set out in 3(b) above, Amsteel had on 5 February 2004 announced that LDHB had written to the SC to seek a variation of the said condition to the following ("Proposed Variation"):

(a) no provision shall be made for trade debtors exceeding six (6) months as at 30 June 2003 who had subsequently settled their outstanding balances prior to the completion date of the Proposed Parkson Disposals; and

(b) for amounts in dispute, legal proceedings have commenced/been taken or for trade debtors exceeding six (6) months as at 30 June 2003, with no settlement prior to the completion date of the Proposed Parkson Disposals, Amsteel is agreeable for LDHB to retain the relevant amount (being the shortfall attributable to Amsteel in NTA *(as submitted to the SC)* as a result of the provision for doubtful trade debtors) from the deferred payment of RM115.43 million due on 15 December 2004 for the Proposed Parkson Disposals

as security for the due recovery of the provision for doubtful trade debtors within one (1) year from the completion date of the Proposed Parkson Disposals. Any retention for the shortfall as mentioned above shall only apply to the amount more than RM50,000. As such, any amount less than RM50,000 shall be settled in cash.

The aforesaid securities shall be placed with/administered by an independent stakeholder and shall be released on a progressive basis within 14 days upon receipt of notification on settlement of the doubtful trade debtors in the aggregate of not less than RM250,000. Should there be any doubtful trade debtors not settled by the expiry date of one (1) year from the completion date, the respective vendors shall settle the final amount in cash and any securities held by the independent stakeholder shall then be released.

Amsteel had on even date further announced that the Company had accepted the relevant SC conditions (together with the Proposed Variations subject to the SC's approval) as set out in SC approval letters to LDHB and Amsteel in relation to the Proposed Parkson Disposals.

The purpose of this Circular is to provide you with the relevant information on the Proposals, to set out the views of the Board and to seek your approval for the ordinary resolutions to be tabled at the forthcoming EGM of Amsteel in relation to the Proposals. The notice convening the EGM is enclosed with this Circular.

SHAREHOLDERS OF AMSTEEL ARE ADVISED TO READ AND CAREFULLY CONSIDER THE CONTENTS OF PART A AND PART B OF THIS CIRCULAR TOGETHER WITH THE APPENDICES BEFORE VOTING ON THE ORDINARY RESOLUTIONS TO GIVE EFFECT TO THE PROPOSALS AT THE FORTHCOMING EGM.

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2. DETAILS OF THE PROPOSED PARKSON DISPOSALS

2.1 Particulars of the Proposed Parkson Disposals

The Proposed Parkson Disposals involve the proposed disposal of the Target Companies by the Amsteel Group Vendors to LDHB for an aggregate consideration of RM364.23 million and the settlement of the Inter-co Balances of RM98.21 million as at 30 June 2003 or such other amount as may be determined at the Completion Date. The total consideration of RM462.44 million shall be satisfied in the following manner:

(i) Cash payment of RM138.95 million and the issuance of RM92.63 million LDHB RCULS upon completion of the Parkson SPA. The LDHB RCULS are subject to the Proposed Put and Call Option between Amsteel and the Grantors *(details of which are set out in Section 2.4 below)*; and

(ii) Deferred cash payment amounting to RM115.43 million on or before 15 December 2004 and RM115.43 million on or before 15 December 2005 ("Deferred Payment").

Pursuant to the Parkson SPA, the Amsteel Group Vendors have nominated Amsteel to be the recipient of the entire cash payments and LDHB RCULS payable by LDHB (including interest accruing thereto).

The total consideration may be adjusted pursuant to the actual Inter-co Balances at the Completion Date of the Proposed Parkson Disposals. The mode and manner of payment of any differential in consideration will be mutually agreed between the Amsteel Group Vendors and LDHB, failing which, LDHB shall be entitled to make the relevant decision which shall be binding on the parties to the Parkson SPA.

The portion of the Deferred Payment remaining unpaid as at the completion of the Parkson SPA carries interest at the rate of 1% per annum above the prevailing MBB BLR at yearly rest prevailing on the due date for payment calculated from the Completion Date and until the date of full payment. Default interest rate shall be charged at an additional 1% per annum to the above rate from the respective due dates on 15 December 2004 and 15 December 2005 of the Deferred Payment until the date of actual payment.

The salient terms and conditions of the Parkson SPA are as set out in Section 2.3 below. The salient terms of the LDHB RCULS are set out in Section 2.5 below.

2.2 Ranking of the LDHB Shares converted from LDHB RCULS

The new LDHB Shares converted from LDHB RCULS ("Conversion Shares") shall upon issue and allotment, rank pari passu in all respects with the then existing LDHB Shares, save and except that they shall not be entitled to any dividends, rights, allotments and/or other distributions, the entitlement date (namely the date at the close of business on which the shareholders must be entered in the record of depositors in order to be entitled to any dividends, rights allotments and/or other distributions) of which is prior to the date of conversion of the LDHB RCULS. In addition, pursuant to the Parkson SPA, the Conversion Shares shall not be entitled to any bonus issue or distribution pursuant to the proposed bonus issue and proposed capital distribution in LDHB *(as announced by LDHB on 9 September 2003)* which is expected to be completed in the first quarter of 2004.

Further, on 7 January 2004, LDHB announced that the SC had vide its letter dated 2 January 2004 approved the proposed bonus issue in respect of up to 279,000,401 new LDHB Shares on the basis of four (4) new LDHB Shares for every five (5) existing LDHB Shares held, and the proposed capital distribution is in respect of up to RM139,500,200 on the basis of RM0.40 for every one (1) existing LDHB Share held. However based on the issued and paid-up share capital of 348,723,501 LDHB Shares and the outstanding ESOS Options of 55,000 as at 15 January 2004, the company proposes to distribute up to RM139,511,400 by way of a distribution via capital reduction and to undertake a bonus issue of up to 279,022,800 new bonus shares on the basis of four (4) new LDHB Shares for every five (5) existing LDHB Shares held. Pursuant thereto, an application was made to the SC to seek its approval for the additional 22,400 new LDHB Shares that may be issued pursuant to the proposed bonus issue and the additional capital distribution amounting to RM11,200 for the proposed capital distributions, which was obtained on 1 March 2004.

2.3 Salient Terms and Conditions of the Parkson SPA

The salient terms and conditions of the Parkson SPA in relation to the Proposed Parkson Disposals are as follows:

(a) The Amsteel Group Vendors shall sell to LDHB the Sale Shares at the Sale Consideration, free from encumbrances and with all rights, benefits and advantages attached thereto except for any dividends and other distributions which may be declared, made or paid in respect of the Sale Shares prior to the Completion Date;

(b) The Amsteel Group Vendors and LDHB agree that the Inter-co Balances as at the Completion Date shall be net-off and settled at the completion of the Parkson SPA, whereby after such netting-off:

    (i) if monies are still owed by the Parkson Retail Group to any of the Amsteel and its subsidiaries, LDHB shall settle all such Inter-co Balances (whether by way of cash payment or LDHB RCULS) on behalf of the relevant Parkson Retail Group; and

    (ii) if monies are owed by the Amsteel and its subsidiaries to any Parkson Retail Group, Amsteel and its subsidiaries shall settle or caused to be settled, at the Completion Date, all such Inter-co Balances or reduce the consideration for the Target Companies of RM364.23 million payable by LDHB. Such mode and manner of payment will be agreed between the parties, failing which, LDHB shall be entitled to make the relevant decision which shall be binding on the parties to the Parkson SPA.

(c) In addition to the approvals as stated in Section 8 of this Circular, the completion of the Parkson SPA is subject to the fulfillment or completion of the following within the Conditional Period:

(i) the conditional sale and purchase of shares agreement dated 6 September 2003 entered into between RETAIL and Serbadagang for the disposal by RETAIL to Serbadagang of all the equity interests held by RETAIL in Shanghai Lion Parkson Investment Consultant Co Ltd, a company registered in the PRC for a cash consideration of Rmb4.14 million (RM1.9 million). The sale consideration was arrived at on a willing buyer-willing seller basis after taking into consideration the registered capital of Shanghai Lion Parkson Investment Consultant Co Ltd of USD500,000 (RM1.9 million). The disposal was completed on 17 December 2003.

Pursuant to the said agreement, the equity interests acquired by Serbadagang was free from all charges, claims or liens or any other encumbrances and with all rights attaching thereto including but without limitation all bonuses, rights, dividends and distributions declared, paid or made in respect thereof on or after the completion date, i.e. 17 December 2003;

(ii) the conditional sale and purchase of business agreement dated 6 September 2003 entered into between Parkson Corp and TIMURIANG for the disposal by TIMURIANG of its retail business and the assets used in the conduct of such business as a going concern ("TIMURIANG Agreement") at the following outlets wherein a cash consideration of RM1.6 million is payable by TIMURIANG to Parkson Corp based on net liabilities for the three (3) stores at 31 August 2003 of RM1.6 million:

(a) Parkson Grand Klang Parade situated at Ground & 1st Floor, Klang Parade, 2112, Jalan Meru, 41050 Klang, Selangor Darul Ehsan;

(b) Parkson Grand Seremban Parade situated at Lot 4973, Jalan Dato' Yam Tuan, 70000 Seremban, Negeri Sembilan; and

(c) Parkson Grand Ipoh Parade at situated G01, F01 & S01, Ipoh Parade, 105, Jalan Sultan Abdul Jalil, Green Town, 30450 Ipoh, Perak.

The sale cosideration was arrived at on a willing buyer-willing seller basis after taking into consideration the unaudited net liabilities of RM1.6 million for the financial year ended 31 August 2003.

The disposal was completed on 1 October 2003 based on the following terms:

(a) Parkson Corp is only obliged to purchase the fixed assets which are attributable to the business at the said departmental stores, in usable condition; and are suitable for use in a departmental store environment; and

(b) Title to the business and fixed assets shall pass by delivery from TIMURIANG to Parkson Corp on the completion date, i.e. 1 October 2003.

(iii) the conditional sale and purchase of shares agreement dated 6 September 2003 between Serbadagang, Qingdao Parkson and Qingdao Department for the acquisition by Serbadagang of 2.6% equity interest in Qingdao Parkson, a company registered in the PRC for cash consideration of Rmb6 million (RM2.7 million). The consideration was arrived at on a willing buyer-willing seller basis after taking into consideration the 2.6% share of Qingdao Parkson's unaudited NTA amounting to Rmb6 million (RM2.7 million) as at 30 June 2003. Pursuant to the said agreement, which is pending completion, Qingdao Department had agreed to dispose of its 2.6% equity interest held in Qingdao Parkson to Serbadagang, whereby the entire sale consideration of Rmb6 million is payable by Serbadagang to Qingdao Parkson as settlement on behalf of Qingdao Department of the amount owing by Qingdao Department to Qingdao Parkson;

(iv) the completion of the redemption by Parkson Corp of all the 100,000 redeemable preferences shares of RM0.01 each in Parkson Corp ("RPS") held by RETAIL. In accordance with the Memorandum and Articles of Association of Parkson Corp, Parkson Corp shall be entitled to redeem the RPS by paying the entire amount of RPS of RM1,000 in cash to RETAIL, and RETAIL shall thereafter surrender the certificate of RPS to Parkson Corp for cancellation. Todate, there is no redemption made on the RPS; and

(v) The conditional sale and purchase agreement dated 5 September 2003 entered into between Horsinvest Holding Co Ltd ("Horsinvest")# and subsidiaries of LDHB, namely LDH Management Sdn Bhd *(formerly known as Chocolate Products Management Sdn Bhd)* ("LDHM")* and Graimpi Sdn Bhd ("Graimpi")* ("Brewery SPA") for the acquisition of 9,066,500 ordinary shares of RM1.00 each and 100,123,513 preference shares of RM0.01 each in Consitrade (M) Sdn Bhd ("Consitrade")* ("Consitrade Shares") and 5,000,000 ordinary shares of RM1.00 each in DEbier Sdn Bhd ("DEbier")* ("DEbier Shares") from Graimpi for total cash consideration of USD131.5 million (RM499.7 million). The consideration was based on a willing buyer-willing seller basis after taking into consideration 50.0% of the aggregate net assets value of Consitrade's and DEbier's subsidiary and associated companies which amounts to USD53.14 million, based on their respective audited accounts for the FYE 31 December 2002.

Pursuant to the Brewery SPA, the Consitrade Shares and DEbier Shares shall be transferred to Horsinvest free from all charges or liens or any other encumbrances thereto and with all rights attaching thereto as at the completion date including, but without limitation, all bonuses, rights, dividends and distributions declared, paid or made after the completion date. On 16 January 2004, LDHB announced the completion of the transactions under the Brewery SPA.

Upon completion of the Brewery SPA, LDHB will be able to realise part of its investment in the brewery business to raise cash and to satisfy the cash consideration for the acquisition of Parkson Retail Group.

Notes:

Horsinvest is not a related party to the Lion Group

* *Consitrade and DEbier Sdn Bhd are 50% owned associated company of LDHB with effect from 16 January 2004 whilst LDHM and Graimpi are subsidiary companies of LDHB.*

(d) Upon completion, all the Sale Shares shall be transferred to LDHB and LDHB shall simultaneously charge such amount of the Sale Shares to the Amsteel Group Vendors and/or their nominee(s) at the value equivalent to not less than 1.2 times of the amount of Deferred Payment plus interest to be calculated on Completion Date. Any charge created by LDHB on the Sale Shares shall be released or discharged in proportion to the amount of Deferred Payment settled by LDHB from time to time.

2.4 Proposed Put and Call Option

Amsteel together with LICB and LAI had on 6 September 2003 entered into a PCOA with the TSWC Group for RM100 million LDHB RCULS, of which the portion of RM92.63 million LDHB RCULS involves Amsteel and the Grantors. The salient terms of the PCOA *(reflecting the relevant provisions relating to Amsteel only)* are as follows:

(a) In consideration of the sum of RM1.00 only paid by Amsteel to the Grantors and vice-versa (the receipt of which the Grantors/Amsteel acknowledged) and in further consideration of the mutual agreements contained in the PCOA, the Grantors grants to Amsteel and/or their nominees a double put option ("Put Options") to require the Grantors and/or their nominees to purchase the Option RCULS at the consideration as set out below ("Put Option Price"), and Amsteel grants to the Grantors a multiple call option ("Call Options") to purchase the Option RCULS at the consideration as set out below ("Call Option Price"), on the exercise of which Amsteel shall become bound to sell and the Grantors shall become bound to complete the purchase of all the Option RCULS stipulated in the option notice given by the Grantors or Amsteel;

(b) Further details of the Put and Call Options are summarised in the table below:

	Put Option Date	**Parties to whom Option RCULS are allocated**	**Nominal Value of Option RCULS under the PCOA (RM' million)**	**Put Option Price**
First Put Option by Amsteel and/or their nominees	15 December 2005	TSWC and/or his nominees Datuk Cheng Yong Kim and/or his nominees	33.3468 12.9682 46.3150	Aggregate nominal value of Option RCULS exercised (including any LDHB Shares as may be converted from the LDHB RCULS) plus the interest based on MBB's BLR prevailing on the exercise date plus 1% per annum computed on yearly rests ("Interest"), less the Option RCULS coupon rate of 2% per annum paid (payable annually in arrears on the anniversary of the issue date during the tenure of the LDHB RCULS and less any income tax payable) ("Coupon"), and/or dividend paid on any LDHB Shares as may be converted from the Option RCULS ("Dividend"), as the case may be.
Second Put Option by Amsteel and/or its nominees	15 December 2006	TSWC and/or his nominees Datuk Cheng Yong Kim and/or his nominees	(i) 33.3468; or (ii) 66.6936 if the first Put Option is not exercised (i) 12.9682; or (ii) 25.9364 if the first Put Option is not exercised	Aggregate nominal value of Option RCULS exercised (including any LDHB Shares as may be converted from the LDHB RCULS) plus Interest less Coupon paid and/or Dividend paid, as the case may be.
Call Option by Grantors	Anytime from the date of issuance of the Option RCULS until 15 December 2006	 TSWC and/or his nominees Datuk Cheng Yong Kim and/or his nominees	Any amount in multiples of RM100,000 up to RM92.63 million until the Option RCULS are fully purchased by the Grantors in the proportion as follows: 66.6936 25.9364 92.6300	(i) <u>Option RCULS</u>:- Aggregate nominal value of Option RCULS exercised plus Interest less Coupon paid as at exercise date; and/or (ii) <u>LDHB Shares converted from Option RCULS</u>:- Number of LDHB Shares converted multiplied by the conversion price plus Interest less Dividend paid as at exercise date.

(c) The Proposed Put and Call Option is conditional upon the following conditions precedent:

(i) the issuance of the LDHB RCULS to Amsteel, LICB and LAI on the completion date of the Parkson SPA;

(ii) the grant of all relevant approvals required pursuant to the GWRS including but not limited to approvals of trustees, facility agents and bondholders / financiers to the extent that it relates to any of the parties to the PCOA;

(iii) the completion of the Parkson SPA;

(iv) the approval of the FIC; and

(v) the approval of the SC, which was obtained on 2 January 2004.

2.5 Salient terms of the LDHB RCULS

The principal terms of the LDHB RCULS are as follows:

Issuer	:	LDHB
Indicative Issue Size	:	RM100 million nominal value of LDHB RCULS
Nominal value per LDHB RCULS	:	RM1.00 each
Issue Price per LDHB RCULS	:	100% of its nominal value of RM1.00 per LDHB RCULS
Form and denomination	:	The LDHB RCULS will be issued in registered form and in multiples of RM1.00 each and constituted by a trust deed to be executed by LDHB
Tenure	:	Five (5) years commencing from and inclusive of the date of issue of the LDHB RCULS
Maturity Date	:	Five (5) years from the date of issue
Coupon Rate	:	The LDHB RCULS shall bear a coupon rate of 2% per annum (less any income tax payable) payable annually in arrears on the anniversary of the issue date during the tenure of the LDHB RCULS

Conversion Price	:	The Conversion Price is fixed at RM0.86 per LDHB Share. The Conversion Price is not payable in cash as it shall be satisfied by surrendering the LDHB RCULS with an aggregate value equivalent to the Conversion Price. Each LDHB RCULS is convertible into approximately 1.16 new LDHB Shares of RM0.50 each The Conversion Price was arrived at after taking into consideration the theoretical weighted average market price for the five (5) market days to 5 September 2003, being the date prior to the date of signing the agreements for the proposed acquisition of the Target Companies by LDHB on 6 September 2003 of RM1.26 and after adjusting for the proposed bonus issue and the proposed capital distribution of RM0.40
Conversion Rights	:	The registered holder(s) of the LDHB RCULS will have the right to convert the LDHB RCULS at the Conversion Price into new LDHB Shares on or after the issuance of LDHB RCULS up to and including the Maturity Date
Conversion Period	:	The LDHB RCULS shall be convertible into new LDHB Shares on any business day that is not a Saturday, Sunday or public holiday in Kuala Lumpur on or after the issuance of LDHB RCULS but ending on the Maturity Date
Redeemability	:	*(i) Optional Redemption ("Optional Redemption")* The issuer will have an option to redeem any of the RCULS on a pro-rata basis by giving a two (2) weeks written notice to the holders at any time *(ii) Redemption Upon Maturity ("Redemption Upon Maturity")* If for whatever reason the holder does not convert the LDHB RCULS or the issuer does not exercise the Optional Redemption, all of the LDHB RCULS outstanding will be redeemed for cash at RM1.00 per LDHB RCULS on the fifth (5th) anniversary following the allotment and issue date of the LDHB RCULS *(iii) Mandatory Redemption ("Mandatory Redemption")* Mandatory Redemption by the issuer of the LDHB RCULS upon the occurrence of a shareholder's or creditor's winding up of the issuer The Mandatory Redemption will be for cash of RM1.00 for every LDHB RCULS

Listing	: The LDHB RCULS will not be listed on MSEB. Application will be made to MSEB for the listing of and quotation of approximately 116.28 million new ordinary shares RM0.50 each in LDHB that will be issued if the LDHB RCULS are converted
Status	: The LDHB RCULS to be issued will be unsecured and shall as between the LDHB RCULS holders thereof, rank *pari passu* in all respects and without discrimination or preference
Ranking	: The new LDHB Shares to be issued pursuant to the conversion of the LDHB RCULS shall, upon issue and allotment, rank *pari passu* in all respects with the then existing LDHB Shares, save and except that they shall not be entitled to any dividends, rights, allotments and/or other distributions, the entitlement date (namely the date at the close of business on which the shareholders must be entered in the record of depositors in order to be entitled to any dividends, rights allotments and/or other distributions) of which is prior to the date of conversion of the LDHB RCULS
Trust Deed	: The LDHB RCULS will be constituted by a trust deed to be executed between LDHB and the Trustee, who will act for the benefit of the LDHB RCULS holders
Conversion Price Adjustment	: The Conversion Price shall be adjusted by the Directors of LDHB after consultation with and certification by a merchant bank, universal broker or the auditors of LDHB in the event of: (a) an alteration of the par value of LDHB Shares by reason of any consolidation, subdivision or conversion; or (b) an issue of LDHB Shares by LDHB to its shareholders, credited as fully paid, by way of capitalisation of profits or reserves (including any share premium account and capital redemption reserve fund); or (c) a capital distribution to shareholders made by LDHB whether on a reduction of capital or otherwise (but excluding any cancellation of capital which is lost or unrepresented by available assets); or (d) a rights issue of the ordinary shares in the LDHB; or (e) any other circumstances that are deemed necessary by LDHB

		Under no circumstances shall any adjustment result in the conversion price falling below the par value of the LDHB Shares. No adjustment to the conversion price shall be made unless it has been certified by a merchant bank, universal broker or the auditors of LDHB
Governing Law	:	The laws of Malaysia

2.6 Basis of arriving at the Sale Consideration

The total consideration of RM431.82 million for the equity interest in the Target Companies of which the Sale Consideration attributable to the Amsteel Group Vendors of RM364.23 million was arrived at on a willing buyer-willing seller basis and after taking into account, the unaudited consolidated NTA as at 30 June 2003 of the Target Companies of RM330.33 million *(of which the portion attributable to the Amsteel Group Vendors as at 30 June 2003 was RM271.86 million)* and the earnings potential of the Target Companies, in view of its established network of retail stores in Malaysia and the PRC; as well as the growing consumer demand particularly in the PRC. The audited consolidated NTA of the Target Companies as at 30 June 2003 was approximately RM362.59 million.

Hence, the Sale Consideration attributable to Amsteel Group Vendors represents a premium of RM92.37 million or 34% above the unaudited consolidated NTA of the Target Companies attributable to the Amsteel Group Vendors. Upon completion of the Proposed Parkson Disposals, the Target Companies are expected to contribute positively to the LDHB Group for the financial year ending 30 June 2004.

2.7 Basis Of Fixing The Conversion Price Of The LDHB RCULS

The conversion price of the LDHB RCULS is fixed at RM0.86 and was arrived at after taking into consideration the weighted average market price of RM1.26 for the five (5) market days up to 5 September 2003, being the date prior to the date of the Parkson SPA of 6 September 2003 and after adjusting for the proposed bonus issue and the proposed capital distribution of RM0.40.

The said basis is in accordance with the SC Guidelines which provides that where the acquisition of assets from related parties are financed by way of a direct issuance of convertible securities to the vendors, the conversion price of the convertible must be set at least at the weighted average market price for the five (5) market days prior to the date on which the transactions were agreed upon.

2.8 Information on The Target Companies

The total original cost of investment of Amsteel in the Target Companies is approximately RM81.1 million. The details of the original cost of investment of Amsteel in each of the Target Companies and other information of the Target Companies are as follows:

2.8.1 Information On PVenture

PVenture is a 50% owned associated company of Amsteel. It was incorporated in Singapore as a private limited company on 26 May 1993. Its principal activity is investment holding. Its associated company is involved in retailing.

The original cost and dates of investment by Amsteel in PVenture, via NPSB, RETAIL and SFSB are as set out below:

Shareholder	No. of Ordinary Shares	Original Cost of Investment (SGD)	Dates of Investment
NPSB	200,000	200,000	20.05.94
	700,000	700,000	31.12.94
	900,000	900,000	07.02.95
	1,160,000	1,160,000	01.09.95
	2,960,000	2,960,000	
RETAIL	1,740,000	1,740,000	01.09.95
SFSB	300,000	300,000	20.05.94
	1,050,000	1,050,000	31.12.94
	1,350,000	1,350,000	07.02.95
	2,700,000	2,700,000	
Total	**7,400,000**	**7,400,000**	

Based on the audited accounts for the FYE 30 June 2003, PVenture recorded a LAT of SGD0.12 million (RM0.26 million) whilst the NTA of PVenture as at 30 June 2003 stood at SGD13.69 million (RM29.49 million).

Further details on PVenture are set out in Appendix I.

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2.8.2 Information On PInvestment

PInvestment is a 52% owned subsidiary of Amsteel. It was incorporated in Singapore as a private limited company on 14 October 1992. Its principal activity is investment holding. Its subsidiaries are principally involved in investment holding, retailing and operates of departmental store.

The original cost and dates of investment by Amsteel in PInvestment, via NPSB, RETAIL and SFSB are as set out below:

Shareholder	No. of Ordinary Shares	Original Cost of Investment (SGD)	Dates of Investment
NPSB	200,000	200,000	30.06.94
	700,000	700,000	10.12.94
	900,000	900,000	31.12.94
	1,800,000	1,800,000	
RETAIL	700,000	700,000	29.07.95
SFSB	300,000	300,000	30.06.94
	1,050,000	1,050,000	10.12.94
	1,350,000	1,350,000	31.12.94
	2,700,000	2,700,000	
Total	**5,200,000**	**5,200,000**	

Based on the audited accounts for the FYE 30 June 2003, PInvestment recorded consolidated PAT after MI of SGD6.69 million (RM14.41 million) whilst the NTA of PInvestment as at 30 June 2003 stood at SGD25.53 million (RM54.99 million).

Further details on PInvestment are set out in Appendix II.

2.8.3 Information On PManagement

PManagement is a 70% owned subsidiary of Amsteel. It was incorporated in Singapore as a private limited company on 26 May 1993. Its principal activity is investment holding. Its subsidiary is principally involved in retailing and operates departmental store.

The original cost and dates of investment by Amsteel in PManagement, via NPSB are set out below:

Shareholder	No. of Ordinary Shares	Original Cost of Investment (SGD)	Dates of Investment
NPSB	70	70	20.03.95
	3,149,930	3,149,930	01.09.95
	3,150,000	**3,150,000**	

Based on the audited accounts for the FYE 30 June 2003, PManagement recorded consolidated PAT after MI of SGD0.05 million (RM0.11 million) whilst the consolidated NTA of PManagement as at 30 June 2003 stood at SGD5.25 million (RM11.31 million).

Further details on PManagement are set out in Appendix III.

2.8.4 Information On PSupplies

PSupplies is a 70% owned subsidiary of Amsteel. It was incorporated in Singapore as a private limited company on 27 August 1993. Its principal activity is investment holding. Its subsidiary is principally involved in operation of departmental store.

The original cost and date of investment of Amsteel in PSupplies, via NPSB are as set out below:

Shareholder	No. of Ordinary Shares	Original Cost of Investment (SGD)	Date of Investment
NPSB	70	70	30.06.96

Based on the audited accounts for the FYE 30 June 2003, PSupplies recorded consolidated PAT after MI of SGD1.29 million (RM2.78 million) whilst the consolidated NTA of PSupplies as at 30 June 2003 stood at SGD4.07 million (RM8.77 million).

Further details on PSupplies are set out in Appendix IV.

2.8.5 Information On PGlomart

PGlomart is a 70% owned subsidiary of Amsteel. It was incorporated in Singapore as a private limited company on 30 March 1994. Its principal activity is investment holding. Its subsidiary is principally involved in designing and supplying uniforms to all the employees of the Parkson stores in the PRC.

The cost and date of investment of Amsteel in PGlomart, via TIMURIANG are as set out below:

Shareholder	No. of Ordinary Shares	Original Cost of Investment (SGD)	Date of Investment
TIMURIANG	700,000	700,000	18.12.97

Based on the audited accounts for the FYE 30 June 2003, PGlomart recorded consolidated LAT of SGD1.05 million (RM2.26 million) whilst the consolidated NTL of PGlomart as at 30 June 2003 stood at SGD7.16 million (RM15.42 million).

Further details on PGlomart are set out in Appendix V.

2.8.6 Information On PPacific

PPacific is a wholly-owned subsidiary of Amsteel. It was incorporated in Singapore as a private limited company on 30 March 1994. Its principal activity is investment holding. Its subsidiary and associated companies are principally involved in retailing and entertainment business.

The original cost and date of investment of Amsteel in PPacific, via AMSPL are as set out below:

Shareholder	No. of Ordinary Shares	Original Cost of Investment (SGD)	Date of Investment
AMSPL	2	2	14.08.97

Based on the audited accounts for the FYE 30 June 2003, PPacific recorded consolidated PAT after MI of SGD0.25 million (RM0.54 million) whilst the consolidated NTA of PPacific as at 30 June 2003 stood at SGD0.24 million (RM0.52 million).

Further details on PPacific are set out in Appendix VI.

2.8.7 Information On Parkson Corp

Parkson Corp is a wholly-owned subsidiary of Amsteel. It was incorporated in Malaysia as a private limited company on 24 October 1986. Its principal activity is the operation of departmental stores. Parkson Corp does not have any subsidiary or associated company.

The original cost and date of investment of Amsteel in Parkson Corp, via TIMURIANG are as set out below:

Shareholder	No. of Ordinary Shares	Original Cost of Investment (RM)	Date of Investment
TIMURIANG	50,000,002	50,000,002	26.03.98

Based on the audited accounts for the FYE 30 June 2003, Parkson Corp recorded PAT of RM 12.12 million whilst the NTA of Parkson Corp as at 30 June 2003 stood at RM171.40 million.

Further details on Parkson Corp are set out in Appendix VII.

2.8.8 Information On Xtra

Xtra is a wholly-owned subsidiary of Amsteel. It was incorporated in Malaysia as a private limited company on 6 March 1992. Its principal activity is the operation of hypermarkets. Xtra does not have any subsidiary or associated company.

The original cost and date of investment of Amsteel in Xtra, via TIMURIANG are as set out below:

Shareholder	No. of Ordinary Shares	Original Cost of Investment (RM)	Date of Investment
TIMURIANG	500,000	500,000	26.03.98

Based on the audited accounts of Xtra for the FYE 30 June 2003, Xtra recorded LAT of RM5.27 million whilst the NTL of Xtra as at 30 June 2003 stood at RM49.87 million.

Further details on Xtra are set out in Appendix VIII.

2.8.9 Information On Serbadagang

Serbadagang is a wholly-owned subsidiary of Amsteel. It was incorporated in Malaysia as a private limited company on 25 April 1985. Its principal activity is investment holding. Its subsidiaries are principally involved in retailing in the PRC.

The original cost and date of investment of Amsteel in Serbadagang, via TIMURIANG are as set out below:

Shareholder	No. of Ordinary Shares	Original Cost of Investment (RM)	Date of Investment
TIMURIANG	2	2	26.03.98

Based on the audited accounts for the FYE 30 June 2003, Serbadagang recorded LAT of RM2.55 million whilst the NTL of Serbadagang as at 30 June 2003 stood at RM3.25 million.

Further details on Serbadagang are set out in Appendix IX.

2.8.10 Information On EL

EL is a wholly-owned subsidiary of Amsteel. It was incorporated in Hong Kong as a private limited company on 27 January 1994. Its principal activity is investment holding. Its subsidiary and associated companies are principally involved in retailing, food and beverage and entertainment business, property management and real estate consulting services.

The original cost and date of investment of Amsteel in EL, via AJSB are as set out below:

Shareholders	No. of Ordinary Shares	Original Cost of Investment (HKD)	Date of Investment
AJSB	1	1	27.01.94
Benovan Nominees Sdn Bhd*	1	1	27.01.94
Total	**2**	**2**	

* *AJSB is the beneficial owner*

Based on the audited accounts for FYE 30 June 2003, EL recorded PAT after MI of HKD10.93 million (RM5.30 million) whilst the NTA of EL as at 30 June 2003 stood at HKD65.77 million (RM31.90 million).

Further details on EL are set out in Appendix X.

2.9 INFORMATION ON LDHB

LDHB was incorporated in Malaysia as a private limited company on 24 March 1970 under the name of Chocolate Products (Malaysia) Sdn Berhad. It was converted into a public company on 22 December 1981 and assumed its current name on 10 February 2003. LDHB was listed on the Main Board of MSEB on 11 February 1982. LDHB is an investment holding company. Its subsidiaries are principally involved in property management and investment holding. Its associated companies namely, Consitrade and DEbier are principally involved in beer brewing in the PRC. The present authorised share capital of LDHB is RM500,000,000 comprising 1,000,000,000 ordinary shares of RM0.50 each of which RM174,361,750.50 have been issued and fully paid-up. The Directors of LDHB are TSWC, Heah Sieu Lay, Dato' Ismail bin Saad, Cheng Yong Kwang, Dato' Murad bin Mohamed Hashim and George Leong Chee Fook.

The substantial shareholders of LDHB are TSWC, Datuk Cheng Yong Kim, Lion Realty Pte Ltd, LCB, Lion Development (Penang) Sdn Bhd, Horizon Towers Sdn Bhd, Datuk Lim Kheng Kim *(no longer in Register of Members but pending the relevant application by Datuk Lim Kheng Kim to deregister)*, LLB Steel Industries Sdn Bhd, Amsteel Mills Sdn Bhd, LICB and Steelcorp Sdn Bhd.

Further details on LDHB are set out in Appendix XI.

3. DETAILS OF THE PROPOSED LCB SHARES DISPOSAL

The Proposed LCB Shares Disposal involves the disposal by the LCB Vendors of 226.72 million shares in LCB at RM1.00 per LCB Share, for total cash consideration of RM226.72 million to LDHS, a wholly-owned subsidiary of LDHB. A total of 209,701,572 LCB Shares held by Amsteel and its subsidiaries, namely Umatrac and AMSPL, were offered to the Eligible LCB Shareholders under the ROFS. As at 16 January 2004, the number of ordinary shares of RM1.00 each in LCB which were not accepted by Eligible LCB Shareholders pursuant to the ROFS is 209,568,199. As such, the total number of LCB Shares to be disposed of by the LCB Vendors under the LCB SPA would be approximately 226.72 million comprising the said 209,568,199 LCB Shares and 17,148,053 LCB Shares which were not offered to the Eligible LCB Shareholders.

The LCB Vendors' original cost of investment in the LCB Shares is approximately RM271.28 million. The original cost and dates of the respective LCB Vendors' investment are set out below:

LCB Vendors	No of LCB Shares (million)	Date of investment	Original Cost of Investment (RM million)
Amsteel	201.99	14.03.2003	201.99
AMSPL	0.52	Prior to 1998 09.01.1998 27.06.1998	1.82
Umatrac	24.34	Prior to 1998 09.01.1998 27.06.1998	67.47
Total	**226.85**		**271.28**

The Proposed LCB Shares Disposal is expected to result in a gain on disposal of up to approximately RM6.51 million, based on the LCB Vendors' carrying value of investment in the LCB Shares of approximately RM220.21 million as at 30 June 2003.

3.1 Salient terms of the Proposed LCB Shares Disposal

The salient terms and conditions of the LCB SPA in relation to the Proposed LCB Shares Disposal are as follows:

(a) The LCB Vendors shall sell to LDHS the Disposal LCB Shares on a willing buyer-willing seller basis at the Sale Consideration, free from encumbrances and with all rights, benefits and advantages attached thereto except for any dividends and other distributions which may be declared, made or paid in respect of the Disposal LCB Shares prior to the completion date, i.e. the date as mutually agreed in writing between the parties to the agreement during a period of thirty (30) days from the date all the conditions precedent of the LCB SPA are fulfilled;

(b) In consideration of the sale by the LCB Vendors to LDHS of the Disposal LCB Shares, LDHS shall pay on completion of the sale and purchase of the Disposal LCB Shares, the cash consideration to LCB Vendors or such person(s) as may be nominated by the LCB Vendors, on the basis that the Disposal LCB Shares are valued at RM1.00 each;

(c) In addition to the approvals as set out in Section 8 of this Circular, the completion of the LCB SPA is subject to the fulfillment or completion of the following within a period of six (6) months from the date of the LCB SPA (or such longer period as the parties to the LCB SPA may mutually agree upon in writing):

(i) the implementation of the ROFS and the availability of the Disposal LCB Shares on the closing date of the ROFS, i.e. the date as stated in the offer circular or such other date occurring within the ROFS conditional period as determined by the LCB Vendors and the Directors of the LCB and as notified in writing to LDHS, for sale by the LCB Vendor(s) to LDHS in accordance with the terms of the LCB SPA.

An offer circular dated 22 December 2003 has been despatched to the Eligible LCB Shareholders pursuant to the ROFS. Under the ROFS, 209,701,572 ordinary shares of RM1.00 each in LCB ("Offer Shares") are offered to the Eligible LCB Shareholders at the offer price of RM1.00 per Offer Share payable in full upon acceptance by 5.00 p.m. on 16 January 2004, on the basis of nine (9) Offer Shares for every ten (10) LCB Shares held at 5.00 p.m. on 15 December 2003.

As at the closing date of the ROFS on 16 January 2004, the Offer Shares which were not accepted by the Eligible LCB Shareholders pursuant to the ROFS stood at 209,568,199. As such, the total number of LCB Shares to be disposed of by the LCB Vendors under the LCB SPA would be 226,716,252 comprising the said 209,568,199 LCB Shares and 17,148,053 LCB Shares which were not offered to the Eligible LCB Shareholders. The basis for the ROFS to the Eligible LCB Shareholders of nine (9) Offer Shares for every ten (10) LCB Shares held on 15 December 2003 had resulted in the 17,148,053 LCB Shares which were not offered to the Eligible LCB Shareholders; and

(ii) the completion of the acquisition by Horsinvest Holding Co. Ltd. of 9,066,500 ordinary shares of RM1.00 each and 100,123,513 preference shares of RM0.01 each in Consitrade (M) Sdn Bhd from LDH Management Sdn Bhd (formerly known as Chocolate Products Management Sdn Bhd), and 5,000,000 ordinary shares of RM1.00 each in DEbier Sdn Bhd from Graimpi Sdn Bhd, which is completed on 16 January 2004.

3.2 Basis of arriving at the sale consideration of the LCB Shares Disposal

The sale consideration of RM1.00 per LCB Share has been arrived based on the offer price of RM1.00 per LCB Share.

3.3 Information on LCB

LCB was incorporated in Malaysia on 27 September 1972 as Lion (Teck Chiang) Sdn Berhad under the Act. It changed its name to Lion Corporation Sdn Bhd on 18 May 1981. It was converted into a public company and adopted its current name on 30 May 1981. LCB was listed on the Main Board of MSEB on 17 March 1982.

LCB is an investment holding company and its principal subsidiary is involved in manufacture and marketing of steel products such as hot-rolled coils, generically known as hot-rolled flat steel products and the manufacturing plant is located in Banting, Selangor.

Based on the audited financial results of the LCB Group for the FYE 30 June 2003, the audited PAT&MI of LCB Group is RM58.2 million and the net assets value of LCB Group is RM651.32 million.

Further details on LCB are set out in Appendix XII.

3.4 Information on LDHS

LDHS is a wholly-owned subsidiary of LDHB. It was incorporated in Singapore as a private limited company on 13 October 1983. Its principal activity is investment holding. At present, LDHS does not have any subsidiary or associated company.

The present authorised share capital of LDHS is SGD10,000,000 comprising 10,000,000 ordinary shares of SGD1.00 each of which SGD2,000,000 have been issued and fully paid-up. The Directors of LDHS are Cheng Theng Kee and Cheng Yong Kwang.

Based on the audited financial results of LDHS for the FYE 30 June 2003, the audited LAT of LDHS is SGD2,510 (approximately RM5,406.54) and the net liabilities of LDHS is SGD0.6 million (approximately RM1.29 million).

4. UTILISATION OF PROCEEDS

The Proposals will raise a total proceeds of RM689.16 million comprising RM462.44 million from the Proposed Parkson Disposals and RM226.72 million from the Proposed LCB Shares Disposal. The proceeds shall be utilised for repayment of the Amsteel Bonds and Debts issued by Amsteel Group on 14 March 2003 pursuant to the Amsteel Scheme with a total nominal value amounting to approximately RM4.3 billion and with annual redemption on 31 December starting from 31 December 2003 to 31 December 2011, and to defray the estimated expenses in relation to the Proposals of RM1 million. The details are as follows:

Utilisation of Proceeds	RM million
Repayment of borrowings	688.16
Estimated expenses to be incurred in relation to the Proposals	1.00
Total	**689.16**

As at 294 February 2004, the total borrowings of Amsteel Group were approximately RM3.5 billion. For illustrative purpose, assuming the entire proceeds from the Proposals of RM689.29 million is utilised for the repayment of borrowings and to defray the estimated expenses of the Proposals of RM1 million, the interest savings is approximately RM34 million per annum based on the average interest rate of 5% per annum.

The entire sale proceeds of RM689.16 million are expected to be utilised by 2006.

The Proposed Parkson Disposals and the Proposed LCB Shares Disposal are in line with the Amsteel Group's GWRS to rationalise the Group's financial position and to streamline its operations by divesting its non-core and peripheral assets and business. In this regard, the Parkson Retail Group has been identified as one of the non-core and peripheral assets of the Group.

Pursuant to the GWRS, the divestment cash proceeds shall be captured in a redemption account maintained by Amsteel and charged to the security trustee ("ST") for the benefit of the holders of the Amsteel Bonds and Debts. In this respect, the Target Companies which form part of the divestment assets of Amsteel were charged to the ST pursuant to the GWRS.

5. RATIONALE FOR THE PROPOSALS

5.1 Proposed Parkson Disposals

The Amsteel Group's present core business is principally focused on property development, retail, and plantation business. The Group intends to further streamline its operations into property development and plantation. The Proposed Parkson Disposals are in line with the Amsteel Group's GWRS to rationalise the Group's financial position and to streamline its operations by divesting its non-core and peripheral assets and business. The proceeds from the Proposed Parkson Disposals will facilitate reduction of the Amsteel Group's gearing from 15.4 times based on its audited consolidated accounts as at 30 June 2003 to 10.11 times after the Proposed Parkson Disposals, as depicted below: -

	Audited as at 30 June 2003	After the Proposed Parkson Disposals	After the Proposed LCB Shares Disposal
Shareholders' fund (RM'000)	225,613	320,753	327,259
Borrowings (RM'000)	3,470,313	3,242,296	3,015,580
Gearing (times)	15.4	10.11	9.21

In view that the overall objective of Amsteel is to rationalise the Group's financial position and to raise funds to meet the Group's debt repayment obligations pursuant to the Amsteel Scheme, the Proposed Put and Call Option will further facilitate Amsteel to exit on its holdings of LDHB RCULS upon exercise of the options at the exercise price based on the nominal value of the LDHB RCULS plus a return (as set out in Section 2.4(b) above) calculated up to the exercise date.

5.2 Proposed LCB Shares Disposal

The Proposed LCB Shares Disposal is intended to enable Amsteel Group to fully realise its shareholdings in LCB. The entire proceeds from the Proposed LCB Shares Disposal will be utilised to further repay Amsteel Bonds and Debts. For illustration, the entire proceeds from the Proposed LCB Shares Disposal will further reduce the Group's gearing of 10.11 times after the Proposed Parkson Disposals based on its audited consolidated accounts as at 30 June 2003 to 9.21 times after the Proposals, as set out in Section 5.1 above.

6. RISK FACTORS

Upon completion of the Proposed Parkson Disposals, there will be no earnings contributions from the Target Companies in the future. The proceeds of RM462.44 million arising from the Proposed Parkson Disposals will be used for repayment of borrowings of the Amsteel Group and to defray estimated expenses to be incurred in relation to the Proposals. There is no assurance that the earnings contribution from Amsteel Group's existing business after the completion of the Proposed Parkson Disposals and the interest cost savings arising from the repayment of borrowings would be sufficient to compensate for the loss of future earnings contributions by Target Companies to Amsteel Group.

The proceeds of RM226.72 million arising from the Proposed LCB Shares Disposal will be used for repayment of borrowings of the Amsteel Group. There is no assurance that the earnings contribution from Amsteel Group's existing business after the Proposed LCB Shares Disposal and the interest cost savings arising from the repayment of borrowings would be sufficient to compensate for the potential sharing of future earnings contributions by LCB to Amsteel Group.

Pursuant to the Proposed LCB Shares Disposal, the LCB Shares will be disposed to LDHS at RM1.00 each for a total proceeds of RM226.72 million. There is no assurance that the proceeds of the disposal of the LCB Shares held by Amsteel Group at cash consideration of RM1.00 per LCB Share would be higher than the proceeds from the disposal of the LCB Shares at open market or to potential investors.

7. EFFECTS OF THE PROPOSALS

7.1 Share Capital and Shareholding Structure

The Proposals will not have any effect on the issued and paid-up share capital and shareholding structure of Amsteel.

7.2 Earnings

The Proposed Parkson Disposals which are expected to be completed by the first quarter of 2004 are expected to give rise to an estimated gain of RM100.00 million to the Amsteel Group for the FYE 30 June 2004, which would translate to an increase in the consolidated net EPS of approximately seven (7) sen, based on the issued and paid-up share capital of Amsteel as at 30 June 2003, as illustrated below:

Estimated gain on Proposed Parkson Disposals (RM'million)	100
Number of shares in issue (million)	1,331
Increase in consolidated net EPS (sen)	7

The Proposed LCB Shares Disposal which is expected to be completed by first quarter of 2004, is not expected to have a material impact on the earnings of Amsteel for the FYE 30 June 2004.

7.3 NTA

The proforma effects of the Proposed Parkson Disposals and the Proposed LCB Shares Disposal on the NTA of the Amsteel Group based on its audited consolidated balance sheet as at 30 June 2003, are as follows:

Details	Audited as at 30 June 2003 RM'million	After Proposed Parkson Disposals RM'million	After Proposed LCB Shares Disposal RM'million
Share capital	1,331.18	1,331.18	1,331.18
Reserves	(1,105.56)	(1,010.42)	(1,003.92)
	225.62	320.76	327.26
Less: Goodwill on consolidation	61.96	61.96	61.96
Other intangible assets	13.86	0.57	0.57
NTA	149.80	258.23	264.73
No. of shares in issue (million)	1,331.18	1,331.18	1,331.18
NTA per share (RM)	0.11	0.19	0.20

Upon completion of the Proposals, the incremental effect on the NTA per share is expected to be nine (9) sen based on its audited consolidated balance sheet as at 30 June 2003.

Please refer to details as set out in the Reporting Accountants' letter in Appendix XIII.

8. APPROVALS REQUIRED

The Proposed Parkson Disposals and Proposed LCB Shares Disposal are not conditional upon each other. However, the Proposals are subject to the approvals being obtained from the following:

(a) SC for the Proposed Parkson Disposals, which was obtained on 2 January 2004. *(please refer to Section 1 for details of the conditions imposed by the SC and the status of compliance);*

(b) Shareholders of Amsteel, to be obtained at the Company's EGM and shareholders of LDHB, which was obtained on 28 February 2004; and

(c) FIC for:

(i) the acquisition of relevant Target Companies by LDHB, which was obtained on 2 January 2004 (with no conditions affecting Amsteel); and

(ii) the acquisition of the LCB Disposal Shares by LDHS, which was obtained on 21 January 2004 (with no conditions attached);

(d) Bank Negara Malaysia for

(i) the payment/settlement by LDHB to the relevant vendors of the Target Companies of such portion of the relevant Sale Shares or for settlement of the Inter-co Balances;

(ii) the advance by LDHB (from internally generated funds) to LDHS to finance the acquisition of the LCB Shares to be offered pursuant to the Proposed LCB Shares Disposal; and

(iii) the payment/settlement by LDHS, or LDHB for and on behalf of LDHS to AMSPL of such portion of the consideration of the LCB Shares payable to AMSPL in relation to the Proposed LCB Shares Disposal;

(e) MSEB for approval-in-principle on the listing of and quotation for the new LDHB Shares to be issued upon the conversion of the LDHB RCULS; and

(f) The approvals from:

(i) the Amsteel bond holders and debt holders in relation to the Proposed Parkson Disposals, which was obtained on 12 January 2004; and

(ii) the lenders of Parkson Corp for the change in the shareholding of Parkson Corp.

9. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Save as disclosed below, none of the other Directors and Major Shareholders of Amsteel and persons connected to them *(as defined under the Listing Requirements of MSEB)* have any direct and/or indirect interest in the Proposals.

9.1 Interested Directors

The following Directors do not consider themselves independent in respect of the Proposals ("Interested Directors") due to the following:

(i) TSWC is a director and major shareholder of Amsteel, the Chairman and major shareholder of LDHB, and the Chairman, Managing Director and major shareholder of LCB;

(ii) Jen (B) Tan Sri Dato' Zain Mahmud Hashim is an employee of Amsteel, wherein TSWC has a substantial interest and is therefore a person connected to TSWC; and

(iii) Pee Kang Seng @ Lim Kang Seng is an employee of Amsteel, wherein TSWC has a substantial interest and is therefore a person connected to TSWC.

The shareholdings of the Interested Directors in Amsteel as at 4 February 2004 are as follows:

Interested Directors	Direct		Indirect		Note
	No of Amsteel shares	%	No of Amsteel shares	%	
TSWC	-	-	715,203,122	53.75	(a)
Jen (B) Tan Sri Dato' Zain Mahmud Hashim	-	-	35,000	N/A	(b)
Pee Kang Seng @ Lim Kang Seng	-	-	-	-	

Notes:

N/A *Not applicable*

(a) *Deemed interested by virtue of Section 6A of the Act held via Sin Seng Investment Pte Ltd, LCB, Limpahjaya Sdn Bhd, Silverstone Corporation Berhad, LICB, Amsteel Mills Sdn Bhd and LDHB.*

(b) *Options granted pursuant to the Executive Share Option Scheme of Amsteel*

The above Interested Directors will abstain from all Board deliberations and voting on the Proposals. They will also abstain from voting in respect of their direct and/or indirect interests in Amsteel on the resolutions pertaining to the Proposals at the forthcoming EGM. The Interested Directors have undertaken to ensure that persons connected to them *(as defined under the Listing Requirements of MSEB)* (details of which are set out in Section 9.3 of this Circular) will abstain from voting on the resolutions pertaining to the Proposals at the forthcoming EGM.

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9.2 Interested Major Shareholders

The following major shareholders do not consider themselves independent in respect of the Proposals ("Interested Major Shareholders") as all of them are deemed interested by virtue of them being the substantial shareholders of both Amsteel and LDHB.

The shareholdings of the Interested Major Shareholders in Amsteel as at 4 February 2004 are as follows:

	Direct		Indirect		Note
Interested Substantial Shareholders	**No of Amsteel shares**	**%**	**No of Amsteel shares**	**%**	
TSWC	-	-	715,203,122	53.73	*(a)*
Lion Realty Pte. Ltd.	-	-	680,851,317	51.15	*(b)*
Datuk Cheng Yong Kim	87,000	0.01	681,190,517	51.17	*(c)*
Lion Development (Penang) Sdn Bhd	-	-	680,851,317	51.15	*(b)*
Horizon Towers Sdn Bhd	-	-	680,851,317	51.15	*(b)*
LCB	508,151,444	38.17	172,699,873	12.98	*(d)*
LICB	38,781,283	2.91	108,691,832	8.17	*(e)*
Amsteel Mills Sdn Bhd	105,373,331	7.92	3,318,501	0.25	*(f)*
LLB Steel Industries Sdn Bhd	-	-	108,691,832	8.17	*(e)*
Steelcorp Sdn Bhd	-	-	108,691,832	8.17	*(e)*

Notes:

(a) *Deemed interested by virtue of Section 6A of the Act held through Sin Seng Investment Pte Ltd, LCB, Limpahjaya Sdn Bhd, Silverstone Corporation Berhad, LICB, Amsteel Mills Sdn Bhd and LDHB.*

(b) *Deemed interested by virtue of Section 6A of the Act held through LCB, Limpahjaya Sdn Bhd, LICB, Amsteel Mills Sdn Bhd and LDHB.*

(c) *Deemed interested by virtue of Section 6A of the Act held through Sin Seng Investment Pte Ltd, LCB, Limpahjaya Sdn Bhd, LICB, Amsteel Mills Sdn Bhd and LDHB.*

(d) *Deemed interested by virtue of Section 6A of the Act held through Limpahjaya Sdn Bhd, LICB, Amsteel Mills Sdn Bhd and LDHB.*

(e) *Deemed interested by virtue of Section 6A of the Act held through Amsteel Mills Sdn Bhd and LDHB.*

(f) *Deemed interested by virtue of Section 6A of the Act held through LDHB.*

The above Interested Major Shareholders will abstain from voting on the resolutions approving the Proposals at the forthcoming EGM, and have undertaken to ensure that the persons connected to them *(as defined under the Listing Requirements of MSEB)* will abstain from voting on the same resolutions.

9.3 Persons connected *(as defined under the Listing Requirements of MSEB)* with Interested Directors and/or Major Shareholders

The persons connected *(as defined under the Listing Requirements of MSEB)* with the Interested Directors and/or Interested Major Shareholders and having interest in Amsteel shares and who do not consider themselves independent of the Proposals are as follows:

(a) Puan Sri Datin Hajjah Salifah bt. Mohd Esa, the spouse of Jen (B) Tan Sri Dato' Zain Mahmud Hashim;

(b) Puan Sri Chan Chau Ha, the spouse of TSWC;

(c) Datin Ng Seok Kuan, the spouse of Datuk Cheng Yong Kim ("DAC");

(d) Cheng Theng Kee, the brother of TSWC and the father of DAC;

(e) Chen Shok Ching, the mother of DAC;

(f) Cheng Chai Hai, the sister of TSWC;

(g) Cheng Wei Meng, the sister of DAC;

(h) Cheng Huay Joo, the sister of DAC;

(i) Limpahjaya Sdn Bhd, Amsteel Mills Sdn Bhd, Horizon Towers Sdn Bhd, LLB Steel Industries Sdn Bhd, LDHB, Sin Seng Investment Pte Ltd, Silverstone Corporation Berhad and Steelcorp Sdn Bhd, companies in which TSWC and DAC have substantial interests; and

(j) Lion Realty Pte Ltd, a company in which DAC has substantial interest.

The rest of this page is intentionally left blank

The shareholdings of the persons connected *(as defined under the Listing Requirements of MSEB)* to Interested Directors and Interested Major Shareholders in Amsteel as at 4 February 2004 are as follows:

Persons connected (pursuant to the Listing Requirements of MSEB) with Interested Directors and/or Interested Major Shareholders	Direct		Indirect		Note
	No of Amsteel shares	%	No of Amsteel shares	%	
Puan Sri Datin Hajjah Salifah bt. Mohd Esa	53,321	0.004	-	-	
Puan Sri Chan Chau Ha	75,200	0.056	-	-	
Datin Ng Seok Kuan	240	*	-	-	
Cheng Theng Kee	130,800	0.098	-	-	
Chen Shok Ching	3,800	*	-	-	
Cheng Chai Hai	102,600	0.077	-	-	
Cheng Wei Meng	2,800	*	-	-	
Cheng Huay Joo	24,500	0.018	-	-	
Limpahjaya Sdn Bhd	25,226,758	1.90	-	-	
Lion Realty Pte Ltd	-	-	680,851,317	51.15	(a)
LDHB	3,318,501	0.25	-	-	
Silverstone Corporation Berhad	34,012,605	2.56	-	-	
Sin Seng Investment Pte Ltd	339,200	0.03	-	-	
Horizon Towers Sdn Bhd	-	-	680,851,317	51.15	(b)
Amsteel Mills Sdn Bhd	105,373,331	7.92	3,318,501	0.25	(c)
LLB Steel Industries Sdn Bhd	-	-	108,691,832	8.17	(d)
Steelcorp Sdn Bhd	-	-	108,691,832	8.17	(d)

Notes:

* *Negligible*

(a) *Deemed interested by virtue of Section 6A of the Act held via LCB, Limpahjaya Sdn Bhd, LICB, Amsteel Mills Sdn Bhd and LDHB.*

(b) *Deemed interested by virtue of Section 6A of the Act held via LCB, Limpahjaya Sdn Bhd, LICB, Amsteel Mills Sdn Bhd and LDHB.*

(c) *Deemed interested by virtue of Section 6A of the Act held through LDHB.*

(d) *Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd and LDHB.*

The above persons connected *(as defined under the Listing Requirements of MSEB)* with Interested Directors and/or Interested Major Shareholders will abstain from voting on the resolutions approving the Proposals at the forthcoming EGM.

10. DIRECTORS' RECOMMENDATION

The Board of Directors of Amsteel (save for the Interested Directors) is of the opinion that the Proposals are in the best interest of the Company.

The Directors, save for TSWC, Tan Sri Jen (B) Dato' Zain Mahmud Hashim and Pee Kang Seng @ Lim Kang Seng who have abstained from deliberations and decisions of the Board and have refrained from giving opinion and making any recommendations on the Proposals, hereby recommend that the shareholders of Amsteel vote in favour of the resolutions which will be tabled at the forthcoming EGM to approve the Proposals.

11. INDEPENDENT ADVISER

On 8 September 2003, the Board of Directors of Amsteel has appointed PM Securities as independent adviser to the minority shareholders of Amsteel in respect of the Proposals. PM Securities had subsequently on 3 October 2003 declared to the SC and MSEB on its eligibility to act as Independent Adviser to the minority shareholders of Amsteel for the Proposals.

12. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is enclosed in this Circular, will be held at the Meeting Hall, Level 48, Manara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Friday, 19 March 2004 at 10.00 a.m. for the purpose of considering and, if thought fit, passing the ordinary resolutions therein to give effect to the Proposals.

If you are unable to attend and vote in person at the EGM, you should complete and return the enclosed Form of Proxy in accordance with the instructions printed therein as soon as possible and in any event so as to arrive at the registered office of the Company at no later than forty-eight (48) hours before the time set for the EGM. The lodging of the Form of Proxy will not preclude you from attending and voting in person should you subsequently wish to do so.

13. FURTHER INFORMATION

Shareholders are requested to refer to the attached Appendices for further information.

Yours faithfully
For and on behalf of the Board
AMSTEEL CORPORATION BERHAD

Haji Munajat bin Idris
Independent Director

THIS INDEPENDENT ADVICE LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. YOU SHOULD READ THIS INDEPENDENT ADVICE LETTER IN CONJUNCTION WITH PART A AND THE ACCOMPANYING APPENDICES IN THIS CIRCULAR DATED 4 MARCH 2004

PART B

INDEPENDENT ADVICE LETTER FROM PM SECURITIES SDN BHD, ACTING AS INDEPENDENT ADVISER TO THE MINORITY SHAREHOLDERS OF AMSTEEL CORPORATION BERHAD IN RELATION TO THE PROPOSED PARKSON DISPOSALS AND PROPOSED LCB SHARES DISPOSAL

Independent Adviser

PM Securities Sdn. Bhd.
(66299-A) An Approved Universal Broker

Corporate Finance Department
5th Floor, MUI Plaza
Jalan P.Ramlee, 50250 Kuala Lumpur
Tel: 03-2715 1330 Fax: 03-2715 1323

TABLE OF CONTENTS

DEFINITIONS

All definitions contained in the Definitions Page in Part A of this Circular shall also be applicable in this IAL. In addition to the definitions used in Part A of this Circular, the following abbreviations shall have the following meanings (with singulars and plurals to have correlative meanings) unless otherwise stated, in this IAL:

"DAC"	:	Datuk Cheng Yong Kim
"Hong Kong SAR"	:	Hong Kong Special Administrative Region of the People's Republic of China
"IAL"	:	Independent Advice Letter
"Circular"	:	The circular to shareholders of Amsteel dated 4 March 2004 in relation to the Proposals
"Qingdao Department"	:	Qingdao No.1 Department Store, a company incorporated in the PRC, which owns 50% equity interest in Qingdao Parkson
"Qingdao Parkson"		Qingdao No.1 Parkson Co. Ltd, a company incorporated in the PRC
"Related Companies"	:	Related corporations as defined under Section 6 of the Act
"Restructuring Scheme"	:	The corporate restructuring exercise of the Amsteel Group involving, amongst others, the divestment of certain non-core and peripheral assets and a debt restructuring exercise, which was approved by the shareholders of Amsteel at the EGM held on 30 January 2003
"USD"	:	United States of America Dollar(s)

PM Securities

An Approved Universal Broker

Registered Office:
14th Floor, MUI Plaza
Jalan P. Ramlee
50250 Kuala Lumpur

4 March 2004

To : The Minority Shareholders of Amsteel Corporation Berhad

Dear Sir/Madam,

AMSTEEL CORPORATION BERHAD ("Amsteel" or the "Company")

Independent Advice In Relation To:
(i) Proposed Parkson Disposals;
(ii) Proposed Put and Call Option; And
(iii) Proposed LCB Shares Disposal

(Collectively referred to as "the Proposals")

---

1. INTRODUCTION

On 9 September 2003, PMBB, on behalf of the Board of Amsteel, had announced the following:

(i) Amsteel Group Vendors had on 6 September 2003 entered into the Parkson SPA with LDHB to dispose of the Target Companies, of which the sale attributable to the Amsteel Group Vendors comprise the following companies:

(a) 7,400,000 ordinary shares of SGD1.00 each, representing 50% of the entire equity interest in PVenture, held by SFSB, RETAIL and NPSB;

(b) 5,200,000 ordinary shares of SGD1.00 each, representing 52% of the entire equity interest in PInvestment held by SFSB, RETAIL and NPSB;

(c) 3,150,000 ordinary shares of SGD1.00 each, representing 70% of the entire equity interest in PManagement, held by NPSB;

(d) 70 ordinary shares of SGD1.00 each, representing 70% of the entire equity interest in PSupplies held by NPSB;

(e) 700,000 ordinary shares of SGD1.00 each, representing 70% of the entire equity interest in PGlomart held by TIMURIANG;

(f) 2 ordinary shares of SGD1.00 each, representing the entire equity interest held by AMSPL in PPacific;

PM Securities Sdn. Bhd. (66299-A)
~~A Member Company of Kuala Lumpur Stock Exchange~~
A Participating Organisation of MSEB
Corporate Finance Division
5th Floor, MUI Plaza, Jalan P.Ramlee, 50250 Kuala Lumpur.
General Line: 03-2715 1330, 2146 3000 Fax: 03-2715 1323, 2031 7289
A member of The MUI Group

(g) 50,000,002 ordinary shares of RM1.00 each, representing the entire equity interest held by TIMURIANG in Parkson Corp;

(h) 500,000 ordinary shares of RM1.00 each, representing the entire equity interest held by TIMURIANG in Xtra;

(i) 2 ordinary shares of RM1.00 each, representing the entire equity interest held by TIMURIANG in Serbadagang; and

(j) 2 ordinary shares of HKD1.00 each, representing the entire equity interest held by AJSB in EL;

for a total sale consideration of RM364.23 million and the settlement of the Inter-co Balances of RM98.21 million as at 30 June 2003 or such other amount as may be determined at the Completion Date, whereby the aggregate consideration of RM462.44 million shall be satisfied by way of cash and issuance of LDHB RCULS as set out in Section 3.1 herein.

Pursuant to the Parkson SPA, the total consideration attributable to LAI for the disposal of its equity interest in the relevant Target Companies is RM12.92 million, comprising disposal consideration of RM43.74 million and settlement of Inter-co Balances owing to the relevant Target Companies and its subsidiaries of RM30.82 million as at 30 June 2003 or such other amount as may be determined at the Completion Date whilst the total consideration attributable to LLB Nominees for its equity interest in the relevant Target Companies amounts to RM23.85 million.

(ii) Amsteel had on 6 September 2003 entered into the PCOA with TSWC and DAC, in respect of the Option RCULS; and

(iii) Amsteel, Umatrac and AMSPL had on 6 September 2003, entered into the LCB SPA to dispose of up to 226.85 million LCB Shares for a total cash consideration of up to RM226.85 million to LDHS, in the event that the 226.85 million LCB Shares to be offered to the Eligible LCB Shareholders pursuant to the ROFS are not fully subscribed.

Further, on 23 October 2003, PMBB, on behalf of Amsteel, announced the additional information in relation to the Proposed Parkson Disposals and the Proposed Put and Call Option as follows:

(i) Proposed Parkson Disposals

(a) In relation to the consideration for the Proposed Parkson Disposals, the Amsteel Group Vendors have unconditionally and irrevocably nominated Amsteel and/or its nominees to be the recipient of all the cash payment of RM369.81 million and the RM92.63 million LDHB RCULS at the nominal value of RM1.00 each; and

(b) The completion of the Proposed Parkson Disposals is conditional upon, inter-alia, Amsteel entering into a sale and purchase of shares agreement with Qingdao Department to acquire 2.7% equity interest in Qingdao Parkson and shall cause Serbadagang, a wholly-owned subsidiary of Amsteel to be the registered holder and beneficial owner of the equity interest in Qingdao Parkson on completion of the said sale and purchase agreement.

Pursuant thereto, Serbadagang, Qingdao Parkson and Qingdao Department (instead of Amsteel and Qingdao Department) had on 6 September 2003 entered into a conditional sale and purchase of shares agreement for the acquisition of 2.6% (instead of 2.7%) equity interest in Qingdao Parkson, which is expected to be completed in the first quarter of 2004.

(ii) Proposed Put and Call Option

On 6 September 2003, Amsteel together with LICB and LAI had entered into a PCOA with TSWC Group for the RM100 million LDHB RCULS of which Amsteel's portion amounts to RM92.63 million LDHB RCULS. The salient terms of the PCOA *(reflecting the relevant provisions relating to Amsteel only)* are set out in Section 2.4 of Part A of this Circular and Section 7.2.1 of this IAL.

On 13 January 2004, PMBB announced that the SC has vide its letter dated 2 January 2004 approved the Proposed Parkson Disposals and the related utilisation of proceeds as set out in Section 1 of Part A of this Circular.

In view of the interests of certain Directors of Amsteel, namely TSWC, Jen (B) Tan Sri Dato' Zain Mahmud Hashim and Pee Kang Seng @ Lim Kang Seng in the Proposals, the Proposals are deemed as related party transactions as defined under Chapter 10 of the Listing Requirements of MSEB. On 8 September 2003, PM Securities, an approved Universal Broker, was appointed by Amsteel to act as the Independent Adviser of the Company to advise the independent directors and minority shareholders of Amsteel on the Proposals, in compliance with paragraph 10.08 of the Listing Requirements of MSEB. PM Securities had subsequently declared to MSEB and SC on 3 October 2003 that it is eligible to act as the independent adviser of the Company in respect of the Proposals.

The purpose of this IAL is to provide the minority shareholders of Amsteel with an independent evaluation of the Proposals, in particular on whether the Proposals are fair, reasonable and detrimental to the minority shareholders of the Company and accordingly recommend you the course of action to be taken in respect of the ordinary resolutions set out in this Circular in relation to the Proposals to be tabled at the forthcoming EGM of the Company to be held on 19 March 2004.

THE MINORITY SHAREHOLDERS OF AMSTEEL ARE ADVISED TO READ BOTH THIS IAL AND PART A OF THIS CIRCULAR TOGETHER WITH THE ACCOMPANYING APPENDICES AND CONSIDER CAREFULLY THE RECOMMENDATION CONTAINED HEREIN BEFORE VOTING ON THE RELEVANT RESOLUTIONS TO GIVE EFFECT TO THE PROPOSALS AT THE FORTHCOMING EGM OF THE COMPANY.

IF YOU ARE IN ANY DOUBT AS TO THE COURSE OF ACTION TO BE TAKEN, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

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2. LIMITATIONS TO THE EVALUATION OF THE PROPOSALS

PM Securities has not been involved in the formulation or any deliberations and negotiations pertaining to the Proposals. As the Independent Adviser, PM Securities has evaluated the Proposals and in forming our opinion on the fairness and reasonableness of the Proposals, we have taken into consideration pertinent matters which we believe are of general importance to the assessment of the financial implications of the Proposals, and would be of significant relevance and of general concern, to the minority shareholders of Amsteel as a whole.

The scope of PM Securities' responsibility with regard to its evaluation and recommendation contained herein is confined to the financial terms of the Proposals only, and where comments or points of consideration are included on certain pertinent matters which may be commercially oriented, these are incidental to our overall financial evaluation and concern matters which may be deemed material for disclosure and to have possible implications on the financial prospects of the business of the Amsteel Group.

PM Securities does not have any financial relationship with the Amsteel Group, save for the advisory fees arising from its appointment as the Independent Adviser to the minority shareholders of Amsteel in respect of the Proposals. In addition, PM Securities does not have any equity interest, direct or indirect, in the Amsteel Group, which could result in any conflict of interest in its capacity as the Independent Adviser.

In the evaluation of the Proposals, PM Securities has not given consideration to the specific investment objective, financial situation and particular needs of any individual minority shareholder or any specific group of minority shareholders. Our evaluation is rendered solely for the benefit of the minority shareholders of Amsteel as a whole. We recommend that any individual shareholder or group of shareholders who is in doubt as to the action to be taken or require advice in relation to the Proposals in the context of their individual objective, financial situation or particular needs, to consult their respective stockbrokers, bankers, solicitors, accountants or other professional advisers.

In performing our evaluation, we have relied mainly on the following sources of information/documents:

(i) information contained in Part A of this Circular and the appendices attached thereto;

(ii) discussions with and confirmation by the Directors and senior management of Amsteel and other relevant documents and information furnished to us by the Directors and management of Amsteel and its adviser; and

(iii) other publicly available information.

PM Securities has not independently verified the above mentioned information and documents for its accuracy, validity and/or completeness and expresses no opinion on any such information/documents. In our view and in formulating our recommendation, we have also relied on the reasonableness, accuracy and completeness of the information/documents provided to us by Amsteel and its adviser. We shall not be under any responsibility or liability for any mis-statement of fact or from any omissions therein.

Nonetheless, we have obtained written confirmation from the Board that, the Board collectively and individually accepts full responsibility for the accuracy of the information given to us and confirm that, to the best of its knowledge and belief, all material facts and information required for the purpose of our evaluation of the Proposals have been disclosed to us accurately and that there are no facts and/or statements and/or information, the omission of which would make any information supplied to us false or misleading.

3. PROPOSED PARKSON DISPOSALS

3.1 Details of the Proposed Parkson Disposals

The Proposed Parkson Disposals involves the proposed disposal of the Target Companies by the Amsteel Group Vendors to LDHB for an aggregate sale consideration of RM364.23 million and the proposed settlement of the Inter-co Balances of RM98.21 million as at 30 June 2003 or such other amount as may be determined at the Completion Date. The total consideration of RM462.44 million shall be satisfied in the following manner:

(i) cash payment of RM138.95 million and the issuance of RM92.63 million LDHB RCULS upon completion of the Parkson SPA; and

(ii) deferred cash payments amounting to RM115.43 million payable on or before 15 December 2004 and RM115.43 million payable on or before 15 December 2005.

The Amsteel Group Vendors have nominated Amsteel to be the recipient of the entire cash payments payable by LDHB and LDHB RCULS to be issued by LDHB (including interest accruing thereon).

The total consideration may be adjusted to take into account the actual Inter-co Balances at the Completion Date of the Proposed Parkson Disposals. The mode and manner of payment of any differential in consideration will be mutually agreed between the Amsteel Group Vendors and LDHB, failing which, LDHB shall be entitled to make the relevant decision which shall be binding on the other parties to the Parkson SPA.

The portion of the deferred payments remaining unpaid as at the date of completion of the Parkson SPA carries an annual interest at the rate of 1% above the prevailing BLR of MBB calculated on yearly rest prevailing on the due date for payment calculated from the Completion Date until the date of full payment for each tranche of deferred cash payments. Default interest rate shall be chargeable at an additional 1% per annum above the interest rate to be computed from the respective due dates of the deferred cash payments on 15 December 2004 and 15 December 2005 until the date(s) of actual payment.

Please refer to Section 7.1.1 of this IAL for further details of the salient terms of the Proposed Parkson Disposals.

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3.2 Brief information on the Amsteel Group Vendors and Target Companies

We set out below a detailed summary list of the Target Companies and Amsteel Group Vendors:

Target Companies	Amsteel Group Vendors	Number of shares in Target Companies held by the respective Amsteel Group Vendors		
		No. of Ordinary Shares	Par Value	% Equity Interest
PVenture	NPSB	2,960,000	SGD1.00	20.0
	RETAIL	1,740,000	SGD1.00	11.8
	SFSB	2,700,000	SGD1.00	18.2
		7,400,000	SGD1.00	50.0
PInvestment	NPSB	1,800,000	SGD1.00	18.0
	RETAIL	700,000	SGD1.00	7.0
	SFSB	2,700,000	SGD1.00	27.0
		5,200,000	SGD1.00	52.0
PManagement	NPSB	3,150,000	SGD1.00	70.0
PSupplies	NPSB	70	SGD1.00	70.0
PGlomart	TIMURIANG	700,000	SGD1.00	70.0
PPacific	AMSPL	2	SGD1.00	100.0
Parkson Corp	TIMURIANG	50,000,002	RM1.00	100.0
Xtra	TIMURIANG	500,000	RM1.00	100.0
Serbadagang	TIMURIANG	2	RM1.00	100.0
EL	AJSB (50% of the shares are held through Benavon Nominee Limited)	2	HKD1.00	100.0

Further information on the above Target Companies can be found in Section 2.8 of Part A of this Circular and Appendices I to X of this Circular.

3.3 Brief information on LDHB

LDHB was incorporated in Malaysia as a private limited company on 24 March 1970 under the name of Chocolate Products (Malaysia) Sdn Berhad. It was converted into a public company on 22 December 1981 and assumed its current name on 10 February 2003. LDHB was listed on the Main Board of MSEB on 11 February 1982. LDHB is an investment holding company. Its subsidiaries are principally involved in property development and investment holding. Its associated companies are principally involved in beer brewing in the PRC.

The existing authorised share capital of LDHB is RM500,000,000 comprising 1,000,000,000 ordinary shares of RM0.50 each, of which RM174,361,750.50 comprising 348,723,501 ordinary shares of RM0.50 each have been issued and fully paid-up.

The present Directors of LDHB and their shareholdings in LDHB as at 4 February 2004 are as follows:

	Direct		**Indirect**	
Name	**No. of Shares**	**%**	**No. of Shares**	**%**
TSWC	-	-	[1]228,467,701	65.52
Heah Sieu Lay	-	-	-	-
Dato' Ismail bin Saad	-	-	-	-
Dato Murad bin 'Mohamed Hashim	-	-	-	-
George Leong Chee Fook	-	-	-	-
Cheng Yong Kwang	-	-	-	-

Note:

1. *Held through Lion Development (Penang) Sdn Bhd, Narajaya Sdn Bhd, LCB, Silverstone Corporation Berhad, LICB and Amsteel Mills Sdn Bhd, and LCS.*

The substantial shareholders of LDHB are TSWC, DAC, Lion Realty Pte Ltd, LCB, Lion Development (Penang) Sdn Bhd, Horizon Towers Sdn Bhd, Datuk Lim Kheng Kim (no longer in Register of Members/Record of Depositors but pending relevant notification by Datuk Lim Kheng Kim to deregister), LLB Steel Industries Sdn Bhd, Amsteel Mills Sdn Bhd, LICB and Steelcorp Sdn Bhd.

Further details on LDHB are set out in Appendix XI of this Circular.

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4. PROPOSED PUT AND CALL OPTION

Pursuant to the Proposed Put and Call Option, Amsteel had entered into the PCOA with TSWC and DAC in relation to the RM92.63 million nominal value of LDHB RCULS to be issued to the Amsteel Group Vendors pursuant to the Proposed Parkson Disposals.

In accordance with the PCOA, Amsteel has the right to require TSWC and DAC to acquire the Option RCULS and/or the LDHB shares arising from the conversion of the Option RCULS on two (2) put option dates on 15 December 2005 and 15 December 2006 respectively. In the event that Amsteel does not exercise the put option on the first tranche of RM46.315 million nominal value of Option RCULS on 15 December 2005, the entire tranche of such Option RCULS not exercised shall be exercisable together with the second and final tranche of Option RCULS of RM46.315 million on 15 December 2006.

Please refer to Section 7.2.1 of this IAL for further details on the salient terms of the Proposed Put and Call Option.

5. PROPOSED LCB SHARES DISPOSAL

Pursuant to the Restructuring Exercise of Amsteel as approved by the shareholders of Amsteel at the EGM held on 30 January 2003, Amsteel has proposed a renounceable restricted offer for sale of up to 226.85 million shares in LCB, representing 24.68% equity interest in LCB as at 15 July 2003 at an offer price of RM1.00 per share to the eligible shareholders of LCB (except for TSWC and DAC and parties acting in concert with them). As at the closing date of the restricted offer for sale at 5.00 p.m. on 16 January 2004, LCB Vendors held on aggregate 226.72 million LCB Shares. As such, the total number of LCB Shares to be disposed of by the LCB Vendors to LDHS pursuant to the LCB SPA would be 226.72 million Disposal LCB Shares for a total consideration of RM226.72 million.

The Proposed LCB Shares Disposal is intended to enable the Amsteel Group to fully realise its shareholdings in LCB.

Please refer to Section 7.3.1 of this IAL for further details of the salient terms of the Proposed LCB Shares Disposal.

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6. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Save as disclosed below, none of the other Directors and substantial shareholders of Amsteel and persons connected to them (as defined under the Listing Requirements of MSEB) have any direct and/or indirect interest in the Proposals.

6.1 Interested Directors

The following Directors do not consider themselves independent in respect of the Proposals ("Interested Directors") due to the following:-

(i) TSWC is a director and major shareholder of Amsteel, the Chairman and major shareholder of LDHB, and the Chairman, Managing Director and major shareholder of LCB;

(ii) Jen (B) Tan Sri Dato' Zain Mahmud Hashim is the Chairman (non-independent non-executive director) and an employee of Amsteel, wherein TSWC has a substantial interest. He is therefore a person connected to TSWC. He does not hold any directorships in LDHB and LCB. Save for his interest of 35,000 options granted pursuant to the Executive Share Option Scheme of Amsteel, he does not have any other shareholdings in Amsteel, LCB and LDHB; and

(iii) Pee Kang Seng @ Lim Kang Seng is the Managing Director (non-independent executive director) and an employee of Amsteel, wherein TSWC has a substantial interest. He is therefore a person connected to TSWC. He does not hold any directorships in LDHB and LCB and does not have any shareholdings in Amsteel, LCB and LDHB.

The shareholdings of the Interested Directors in Amsteel as at 4 February 2004 are as follows:

	Direct		Indirect		Note
Interested Directors	**No of Amsteel Shares**	**%**	**No of Amsteel Shares**	**%**	
TSWC	-	-	715,203,122	53.73	(a)
Jen (B) Tan Sri Dato' Zain Mahmud Hashim	-	-	35,000	*	(b)
Pee Kang Seng @ Lim Kang Seng	-	-	-	-	

Notes:

* *Not applicable.*

(a) Deemed interested by virtue of Section 6A of the Act held via Sin Seng Investment Pte Ltd, LCB,, Limpahjaya Sdn Bhd, Silverstone Corporation Berhad, LICB, Amsteel Mills Sdn Bhd and LDHB.

(b) Options granted pursuant to the Executive Share Option Scheme of Amsteel.

The above Interested Directors will abstain from all Board deliberations and voting on the Proposals. They will also abstain from voting in respect of their direct and/or indirect interests in Amsteel on the resolutions pertaining to the Proposals at the forthcoming EGM as enclosed together in this Circular. They have undertaken to ensure that persons connected to them (as defined under the Listing Requirements of MSEB) will abstain from voting on the resolutions pertaining to the Proposals at the forthcoming EGM.

6.2 Interested Substantial Shareholders

The substantial shareholders of Amsteel below do not consider themselves independent in respect of the Proposals ("Interested Substantial Shareholders") as all of them are deemed interested by virtue of them being substantial shareholders of both Amsteel and LDHB.

The shareholdings of the Interested Substantial Shareholders in Amsteel as at 4 February 2004 are as follows:

	Direct		**Indirect**	
Interested Substantial Shareholders	**No of Amsteel Shares**	**%**	**No of Amsteel Shares**	**%**
TSWC	-	-	[(a)]715,203,122	53.73
Lion Realty Pte Ltd	-	-	[(b)]680,851,317	51.15
DAC	87,000	0.01	[(c)]681,190,517	51.17
Lion Development (Penang) Sdn Bhd	-	-	[(b)]680,851,317	51.15
Horizon Towers Sdn Bhd	-	-	[(b)]680,851,317	51.15
LCB	508,151,444	38.17	[(d)]172,699,873	12.98
LICB	38,781,283	2.91	[(e)]108,691,832	8.17
Amsteel Mills Sdn Bhd	105,373,331	7.92	[(f)]3,318,501	0.25
LLB Steel Industries Sdn Bhd	-	-	[(e)]108,691,832	8.17
Steelcorp Sdn Bhd	-	-	[(e)]108,691,832	8.17

Notes:-

(a) *Deemed interested by virtue of Section 6A of the Act held through Sin Seng Investment Pte Ltd, LCB, Limpahjaya Sdn Bhd, Silverstone Corporation Berhad, LICB, Amsteel Mills Sdn Bhd and LDHB.*

(b) *Deemed interested by virtue of Section 6A of the Act held through LCB, Limpahjaya Sdn Bhd, LICB, Amsteel Mills Sdn Bhd and LDHB.*

(c) *Deemed interested by virtue of Section 6A of the Act held through Sin Seng Investment Pte Ltd, LCB, Limpahjaya Sdn Bhd, LICB, Amsteel Mills Sdn Bhd and LDHB.*

(d) *Deemed interested by virtue of Section 6A of the Act held through Limpahjaya Sdn Bhd, LICB, Amsteel Mills Sdn Bhd and LDHB.*

(e) *Deemed interested by virtue of Section 6A of the Act held through Amsteel Mills Sdn Bhd and LDHB.*

(f) *Deemed interested by virtue of Section 6A of the Act held through LDHB.*

The above Interested Substantial Shareholders will abstain from voting on the resolutions in relation to the Proposals at the forthcoming EGM of the Company and have undertaken to ensure that the persons connected to them (as defined under the Listing Requirements of MSEB) will abstain from voting on the same resolutions as enclosed together with this Circular.

6.3 Persons connected to Interested Directors and/or Substantial Shareholders

The persons connected to the Interested Directors and/or Interested Substantial Shareholders (as defined under the Listing Requirements of MSEB) and having interests in Amsteel Shares and who do not consider themselves independent of the Proposals are as follows:

(a) Puan Sri Hajjah Salifah bt. Mohd Esa, the spouse of Jen (B) Tan Sri Dato' Zain Mahmud Hashim;

(b) Puan Sri Chan Chau Ha, the spouse of TSWC;

(c) Datin Ng Seok Kuan, the spouse of DAC;

(d) Cheng Theng Kee, the brother of TSWC and the father of DAC;

(e) Chen Shok Ching, the mother of DAC;

(f) Cheng Chai Hai, the sister of TSWC;

(g) Cheng Wei Meng, the sister of DAC;

(h) Cheng Huay Joo, the sister of DAC;

(i) Limpahjaya Sdn Bhd, Amsteel Mills Sdn Bhd, Horizon Towers Sdn Bhd, LLB Steel Industries Sdn Bhd, LDHB, Sin Seng Investment Pte Ltd, Silverstone Corporation Berhad and Steelcorp Sdn Bhd are companies in which TSWC and DAC have substantial interests; and

(j) Lion Realty Pte Ltd, a company in which DAC has substantial interest.

THE REST OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

The shareholdings of the persons connected to the Interested Directors and Interested Substantial Shareholders in Amsteel (as defined under the Listing Requirements of MSEB) as at 4 February 2004 are as follows:

Persons connected to Interested Directors and/or Interested Substantial Shareholders	Direct		Indirect	
	No. of Amsteel Shares	%	No. of Amsteel Shares	%
Puan Sri Datin Hajjah Salifah bt. Mohd Esa	53,321	0.004	-	-
Puan Sri Chan Chau Ha	75,200	0.056	-	-
Datin Ng Seok Kuan	240	*	-	-
Cheng Theng Kee	130,800	0.098	-	-
Chen Shok Ching	3,800	*	-	-
Cheng Chai Hai	102,600	0.077	-	-
Cheng Wei Meng	2,800	*	-	-
Cheng Huay Joo	24,500	0.018	-	-
Limpahjaya Sdn Bhd	25,226,758	1.90	-	-
Lion Realty Pte Ltd	-	-	(a)680,851,317	51.15
LDHB	3,318,501	0.25	-	-
Silverstone Corporation Berhad	34,012,605	2.56	-	-
Sin Seng Investment Pte Ltd	339,200	0.03	-	-
Horizon Towers Sdn Bhd	-	-	(b)680,851,317	51.15
Amsteel Mills Sdn Bhd	105,373,331	7.92	(c)3,318,501	0.25
LLB Steel Industries Sdn Bhd	-	-	(d)108,691,832	8.17
Steelcorp Sdn Bhd	-	-	(d)108,691,832	8.17

Notes:

* *Negligible*

(a) *Deemed interested by virtue of Section 6A of the Act held via LCB, Limpahjaya Sdn Bhd, LICB, Amsteel Mills Sdn Bhd and LDHB.*

(b) *Deemed interested by virtue of Section 6A of the Act held via LCB, Limpahjaya Sdn Bhd, LICB, Amsteel Mills Sdn Bhd and LDHB.*

(c) *Deemed interested by virtue of Section 6A of the Act held through LDHB.*

(d) *Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd and LDHB.*

The above persons connected to the Interested Directors and/or Interested Substantial Shareholders (as defined under the Listing Requirements of MSEB) will abstain from voting on the resolutions in relation to the Proposals at the forthcoming EGM of the Company as enclosed together with this Circular.

7. EVALUATION OF THE PROPOSALS

In evaluating the Proposals, we have taken into consideration various factors as follows:

(i) The Proposed Parkson Disposals encompassing the following:

(a) Salient terms of the Parkson SPA;
(b) Rationale of the Proposed Parkson Disposals;
(c) Industry review and outlook;
(d) Basis of arriving at the sale consideration;
(e) Financial effects of the Proposed Parkson Disposals; and
(f) Risk factors relating to the Proposed Parkson Disposals.

(ii) The Proposed Put and Call Option encompassing the following:

(a) Salient terms of the PCOA;
(b) Rationale of the Proposed Put and Call Option; and
(c) Basis of arriving at the option price.

(iii) The Proposed LCB Shares Disposal encompassing the following:

(a) Salient terms of the LCB SPA;
(b) Rationale of the Proposed LCB Shares Disposal;
(c) Basis of arriving at the sale consideration;
(d) Financial effects of the Proposed LCB Shares Disposal; and
(e) Risk factor relating to the Proposed LCB Shares Disposal.

7.1 Proposed Parkson Disposals

7.1.1 Salient Terms of the Proposed Parkson Disposals

The salient terms of the Proposed Parkson Disposals are as follows:-

(i) Disposal of the Target Companies by the Amsteel Group Vendors to LDHB for an aggregate sale consideration of RM364.23 million and the proposed settlement of the Inter-co Balances of RM98.21 million as at 30 June 2003 or such other amount as may be determined at the Completion Date.

The total consideration of RM462.44 million shall be satisfied in the following manner:

(a) cash payment of RM138.95 million and the issuance of RM92.63 million LDHB RCULS upon completion of the Parkson SPA; and

(b) deferred cash payments amounting to RM115.43 million payable on or before 15 December 2004 and RM115.43 million payable on or before 15 December 2005.

(ii) The Amsteel Group Vendors shall sell to LDHB the Sale Shares at the sale consideration, free from encumbrances and with all rights, benefits and advantages attached thereto except for any dividends and other distributions which may be declared, made or paid in respect of the Sale Shares prior to the Completion Date.

(iii) The Amsteel Group Vendors and LDHB agree that the Inter-co Balances as at the Completion Date shall be net-off and settled at the completion of the Parkson SPA, whereby after such netting-off:-

(a) If monies are still owed by the Parkson Retail Group to Amsteel and its subsidiaries, LDHB shall settle all such Inter-co Balances (whether by way of cash payment or LDHB RCULS) on behalf of the Parkson Retail Group; and

(b) If monies are owed by Amsteel and its subsidiaries to the Parkson Retail Group, Amsteel and its subsidiaries shall settle or cause to be settled, at the Completion Date, all such Inter-co Balances or reduce the consideration for the Target Companies of RM364.23 million payable by LDHB. Such mode and manner of payment will be agreed between the parties, failing which, LDHB shall be entitled to make the relevant decision which shall be binding on the other parties to the Parkson SPA.

(iv) The completion of the Parkson SPA is also conditional upon the fulfillment of the following conditions precedent:-

(a) The conditional sale and purchase of shares agreement dated 6 September 2003 entered into between RETAIL and Serbadagang for the disposal by RETAIL to Serbadagang of all the equity interests held by RETAIL in Shanghai Lion Parkson Investment Consultant Co Ltd, a company incorporated in the PRC for a cash consideration of Rmb4.14 million (RM1.9 million). The consideration was arrived at on a willing buyer-willing seller basis after taking into consideration the registered capital of Shanghai Lion Parkson Investment Consultant Co Ltd of USD500,000 (RM1.9 million). The disposal was completed on 17 December 2003.

Pursuant to the said agreement, the equity interests acquired by Serbadagang shall be free from all charges, claims or liens or any other encumbrances and with all rights attaching thereto including but without limitation all bonuses, rights, dividends and distributions declared, paid or made in respect thereof on or after the completion date, i.e. 17 December 2003.

(b) The conditional sale and purchase of business agreement dated 6 September 2003 entered into between Parkson Corp and TIMURIANG for the disposal by TIMURIANG to Parkson Corp of its retail business and the assets used in the conduct of such business as a going concern at the following outlets wherein a cash consideration of RM1.6 million is payable by TIMURIANG to Parkson Corp based on net liabilities for the three (3) stores at 31 August 2003 of RM1.6 million:-

(aa) Parkson Grand Klang Parade situated at Ground & 1st Floor, Klang Parade, 2112, Jalan Meru, 41050 Klang, Selangor Darul Ehsan;

(bb) Parkson Grand Seremban Parade situated at Lot 4973, Jalan Dato' Yam Tuan, 70000 Seremban, Negeri Sembilan; and

(cc) Parkson Grand Ipoh Parade situated at G01, F01 & S01, Ipoh Parade, 105, Jalan Sultan Abdul Jalil, Green Town, 30450 Ipoh, Perak.

The sale consideration was arrived at on a willing buyer-willing seller basis after taking into consideration the unaudited net liabilities of RM1.6 million for the financial year ended 31 August 2003.

The disposal was completed on 1 October 2003 based on the following terms:

(aa) Parkson Corp is only obliged to purchase the fixed assets which are attributable to the business at the said departmental stores, in usable condition; and are suitable for use in a departmental store environment; and

(bb) Title to the business and fixed assets shall pass by delivery from TIMURIANG to Parkson Corp on the completion date, i.e. 1 October 2003.

(c) the conditional sale and purchase of shares agreement dated 6 September 2003 between Serbadagang, Qingdao Parkson and Qingdao Department for the acquisition by Serbadagang of 2.6% equity interest in Qingdao Parkson, a company registered in the PRC for cash consideration of Rmb6 million (RM2.7 million). The consideration was arrived at on a wiling buyer-willing seller basis after taking into consideration the 2.6% share of Qingdao Parkson's unaudited NTA amounting to Rmb6 million (RM2.7 million) as at 30 June 2003. Pursuant to the said agreement which is pending completion, Qingdao Department has agreed to dispose of its 2.6% equity interest held in Qingdao Parkson to Serbadagang, whereby the entire sale consideration of Rmb6 million is payable by Serbadagang to Qingdao Parkson as settlement on behalf of Qingdao Department of the amount owing by Qingdao Department to Qingdao Parkson.

(d) The completion of the redemption by Parkson Corp of all the 100,000 RPS of RM0.01 each in Parkson Corp held by RETAIL. In accordance with the Memorandum and Articles of Association of Parkson Corp, Parkson Corp shall be entitled to redeem the RPS by paying the entire amount of RPS of RM1,000 in cash to RETAIL, and RETAIL shall thereafter surrender the certificate of RPS to Parkson Corp for cancellation. Todate, there is no redemption made on the RPS.

(e) The conditional sale and purchase agreement dated 5 September 2003 entered into between Horsinvest Holding Co. Ltd ("Horsinvest")# and subsidiaries of LDHB, namely LDH Management Sdn Bhd *(formerly known as Chocolate Products Management Sdn Bhd)* ("LDHM")* and Graimpi Sdn Bhd ("Graimpi")* ("Brewery SPA") for the acquisition of 9,066,500 ordinary shares of RM1.00 each and 100,123,513 preference shares of RM0.01 each in Consitrade (M) Sdn Bhd ("Consitrade")* ("Consitrade Shares") and 5,000,000 ordinary shares of RM1.00 each in DEbier Sdn Bhd* ("DEbier Shares") from Graimpi for total cash consideration of USD131.5 million (RM499.7 million). The consideration was based on a willing buyer-willing seller basis after taking into consideration 50.0% of the aggregate net assets value of Consitrade's and Debier's subsidiary and associated companies which amounts to USD53.14 million, based on their respective audited accounts for the FYE 31 December 2002.

Pursuant to the Brewery SPA, the Consitrade Shares and DEbier Shares shall be transferred to Horsinvest free from all charges or liens or any other encumbrances thereto and with all rights attaching thereto as at the completion date including, but without limitation, all bonuses,

rights, dividends and distributions declared, paid or made after the completion date. On 16 January 2004, LDHB announced the completion of the transaction under the Brewery SPA.

Upon completion of the Brewery SPA, LDHB will be able to realise part of its investment in the brewery business to raise cash and to satisfy the cash consideration for the acquisition of Parkson Retail Group.

Notes:

\# *Horsinvest is not a related party to the Lion Group*

* *Consitrade and DEbier Sdn Bhd are 50% owned associated company of LDHB with effect from 16 January 2004 whilst LDHM and Graimpi are subsidiary companies of LDHB.*

(f) The relevant approvals of the SC, Foreign Investment Committee, Bank Negara Malaysia, MSEB, the shareholders of Amsteel and LDHB and/or consents from the relevant lenders/ financiers of the Amsteel Group Vendors. Further details are set out in Section 8 in Part A of this Circular.

(v) Upon completion, all the Sale Shares shall be transferred to LDHB and LDHB shall simultaneously charge such amount of the Sale Shares to the Amsteel Group Vendors and/or their nominee(s) at the value equivalent to not less than 1.2 times of the amount of deferred cash payment plus interest to be calculated on Completion Date. Any charge created by LDHB on the Sale Shares shall be released or discharged in proportion to the amount of deferred cash payment settled by LDHB from time to time.

(vi) The salient terms of the RM92.63 million LDHB RCULS to be issued as part payment of the sale consideration are as follows:-

(a) To be issued at 100% of the nominal value of LDHB RCULS;

(b) Tenure of five (5) years commencing from and inclusive of the date of issue of the LDHB RCULS;

(c) Bear a coupon rate of 2% per annum (less any income tax payable) payable annually in arrears on the anniversary of the issue date;

(d) Convertible into ordinary shares of RM0.50 each in LDHB at the conversion price of RM0.86 per LDHB Share. The conversion price is not payable in cash as it shall be satisfied by surrendering the LDHB RCULS with an aggregate value equivalent to the conversion price for one (1) new LDHB Share;

(e) Redeemable for cash at RM1.00 for every RM1.00 nominal value of LDHB RCULS at the end of the five (5) year tenure; and

The LDHB RCULS will not be listed on MSEB. However, application will be made to MSEB for the listing of and quotation for approximately 116.28 million new ordinary shares of RM0.50 each in LDHB that will be issued if the LDHB RCULS are converted.

Further details on the terms of the LDHB RCULS are set out in Section 2.5 in Part A of this Circular.

Our Commentary

In evaluating the Parkson SPA, we wish to highlight the following matters:

(i) Settlement of Inter-co Balances

Based on the unaudited management accounts as at 30 June 2003, the Inter-co Balances are as set out below:-

Target Companies	Amount owed to Amsteel and its subsidiaries (RM'million)	Amount owed by Amsteel and its subsidiaries (RM'million)	Inter-co Balances as at 30 June 2003 (RM'million)
PVenture	76.636	-	76.636
PInvestment	2.860	23.950	(21.090)
PManagement	-	-	-
PSupplies	6.167	0.132	6.035
PGlomart	11.177	1.774	9.403
PPacific	6.399	3.130	3.269
Parkson Corp	25.541	141.902	(116.361)
Xtra	21.069	1.333	19.736
Serbadagang	106.492	3.741	102.751
EL	54.233	36.402	17.831
Total	**310.574**	**212.364**	**98.21**

As provided under the Parkson SPA, the Inter-co Balances as at 30 June 2003 which stood at RM98.21 million shall be further adjusted to take into account the actual Inter-co Balances as at the Completion Date of the Parkson SPA. Accordingly, it would be fair and reasonable to Amsteel and its subsidiaries as all the Inter-co Balances will be effectively settled on the Completion Date.

THE REST OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

(ii) **Issuance of RCULS as Part Payment of the Sale Consideration**

The conversion price for the LDHB RCULS is proposed to be RM0.86 per LDHB Share. In this respect, we have conducted a comparative analysis of the proposed conversion price of RM0.86 per LDHB Share with the historical market prices of LDHB Shares and LDHB's NTA per share as follows:

	Share Price/ NTA per Share	Theoretical Ex-all price[4]	Premium/ (Discount) Over/From Conversion Price of RM0.86 Per Share	
	RM	RM	RM	%
Based on weighted average market price for the five days ended 5 September 2003 [1]	1.26	0.86	-	-
Based on last transacted market price on 5 September 2003 [1]	1.31	0.91	0.05	5.81
Based on weighted average market price for the five days ended 1 March 2004 [2]	1.62	1.22	0.36	41.86
Based on last transacted market price on 1 March 2004 [2]	1.66	1.26	0.40	46.51
Audited NTA per LDHB Share as at 30 June 2003 [3]	1.34	0.94	0.08	9.30

(Source : Bloomberg)

Notes:-

1. *Being the last trading day prior to the date of the Parkson SPA of 6 September 2003.*
2. *Being the latest practicable date prior to the printing of IAL, i.e. 1 March 2004.*
3. *Based on the audited consolidated accounts of LDHB as at 30 June 2003.*
4. *After adjustment for the proposed bonus issue and proposed capital distribution of RM0.40 per share by LDHB as announced on 9 September 2003.*

We understand from the Board of Directors of Amsteel that the conversion price of the LDHB RCULS of RM0.86 per LDHB Share was arrived at based on the theoretical ex-all price of LDHB Shares, computed based on the weighted average market price of LDHB Shares for the five (5) market days ended 5 September 2003, being the date immediately prior to the date of signing of the Parkson SPA of RM1.26 and after adjustments of RM0.40 per share for the effects of the proposed bonus issue and proposed capital distribution by LDHB, as announced by LDHB on 9 September 2003.

The SC Guidelines provide that where an acquisition of assets from related parties is financed by way of direct issuance of convertible securities to the vendors, the conversion price of such convertibles issued to the vendors as consideration must be set at least at the weighted average market price for the five (5) market days prior to the date on which the terms of the transaction were agreed upon. We note that the basis of fixing of the conversion price of the LDHB RCULS is consistent with the SC Guidelines.

In addition, we also note that the LDHB RCULS carry a coupon rate of 2% per annum which is relatively lower than the prevailing interest rates earned on fixed deposits placed with local financial institutions between 3% to 4% per annum. However, as the LDHB RCULS are convertible into new LDHB Shares, subject to the terms of the PCOA, Amsteel may potentially benefit from the future appreciation of the market price of LDHB Shares.

As set out in the table above, the LDHB Shares last traded at RM1.66 on 1 March 2004, being the last practicable date prior to the printing of this IAL. The theoretical ex-all price would thus be RM1.26 after adjustments of RM0.40 per share for the effect of the proposed bonus issue and the proposed capital distribution by LDHB. Accordingly, the theoretical ex-all price of the LDHB RCULS of RM1.26 per share represents a premium of RM.0.40 or 46.51% over the conversion price of the LDHB RCULS of RM0.86 per share.

Shareholders of Amsteel should note that there can be no assurance that the LDHB Shares will continue to trade above the conversion price of the LDHB RCULS of RM0.86 per share in the future. Nevertheless, the LDHB RCULS are subject to the Proposed Put and Call Option whereby Amsteel may opt to exercise the put option to dispose of the LDHB RCULS and/or new LDHB Shares arising therefrom to the Grantors.

Based on the above evaluation, we are of the view that the conversion price of the LDHB RCULS to be issued by LDHB as part consideration for the Proposed Parkson Disposals has been arrived at on a fair and reasonable basis.

(iii) Deferred Cash Payments

We note in the Parkson SPA that the portion of the deferred cash payments in two (2) separate instalments remain unpaid as at the Completion Date will carry an annual interest rate of 1% above the BLR of MBB prevailing at the relevant dates of payment, calculated on yearly rest from the Completion Date until the date(s) of full payment. We further note that default interest rate shall be chargeable at an additional 1% per annum above annual interest rate from the respective due dates on 15 December 2004 and 15 December 2005 of the deferred payments until the date(s) of actual payment.

In addition, LDHB is also agreeable to charge such amount of Sale Shares, valued at not less than 1.2 times of the deferred cash payments plus interests accrued thereon to the Amsteel Group Vendors or their nominees as security for the deferred cash payments. Any charge created by LDHB on the Sale Shares shall be released or discharged in proportion to the amount of deferred cash payment(s) settled by LDHB from time to time.

Based on the above, the interest to be accrued on the deferred cash payments together with the charge to be created by LDHB on the relevant Sale Shares would effectively mitigate Amsteel's opportunity cost attributable to such deferred cash payments.

After evaluating the terms of the Parkson SPA, we find the terms and conditions as set out therein to be generally fair and reasonable as far as the interests of the Amsteel Group are concerned.

7.1.2 ***Rationale of the Proposed Parkson Disposals***

The Board has stated the rationale of the Proposed Parkson Disposals as follows:

The Amsteel Group's present core business is principally focused on property development, retail, and plantation business. The Group intends to further streamline its operations into property development and plantation. The Proposed Parkson Disposals are in line with the Amsteel Group's GWRS to rationalise the Group's financial position and to streamline its operations by divesting its non-core and peripheral assets and business. The proceeds from the Proposed Parkson Disposals will facilitate reduction of the Amsteel Group's gearing from 15.4 times based on its audited consolidated accounts as at 30 June 2003 to 10.11 times after the Proposed Parkson Disposals, as depicted below:

	Audited as at 30 June 2003	***After Proposed Parkson Disposals***
Shareholders' funds (RM' 000)	*225,613*	*320,753*
Borrowings (RM'000)	*3,470,313*	*3,242,296*
Gearing (times)	*15.4*	*10.11*

Our Commentary

The Amsteel Group had on 14 March 2003 completed a Restructuring Scheme aimed at rationalising the Group's financial position. The Restructuring Scheme involves the streamlining of the operations of the Group, such that the Group will focus only on its core businesses to facilitate the rationalisation of the Group's financial position and repay its borrowing obligations pursuant to its Restructuring Scheme.

Prior to the implementation of its Restructuring Scheme and the GWRS of the Lion Group, the Amsteel Group had been involved in the business operations of the steel, property, plantation and motor industries. It also operates departmental stores, hypermarkets, retail and food businesses via its Parkson Retail Group.

Pursuant to the Restructuring Scheme, Amsteel Group has identified that it would focus on its property development and plantation businesses and thus, proposed an asset divestment programme of the Amsteel Group to rationalise its business activities which involves the sale of non-core and peripheral assets and businesses of the Amsteel Group. The divestment of the retail operations of the Amsteel Group via the Proposed Parkson Disposals is expected to further streamline its operations whilst facilitating the rationalisation of the Group's financial position.

The Proposed Parkson Disposals is expected to improve the shareholders' funds of the Amsteel Group by RM95.14 million and reduce the Group's borrowings by RM228.02 million, as well as improve the Group's gearing from 15.4 times to 10.11 times and thus, places the Amsteel Group on a better financial footing.

Based on the above, we are of the view that the rationale as provided by the Board of Directors of Amsteel for the Proposed Parkson Disposals is justifiable and is in the interest of the Amsteel Group. As such, the rationale of the Proposed Parkson Disposals is fair and reasonable as far as the Amsteel Group is concerned and would not be detrimental to the interests of the minority shareholders of the Company.

7.1.3 *Industry Review and Outlook*

In our evaluation of the Proposed Parkson Disposals, we have taken into account the existing conditions and outlook of the retail industry in Malaysia as well as the PRC, where the Parkson Retail Group has presence.

(i) **Retail Industry in Malaysia**

It is anticipated that the retail sector will continue to be a prominent economic activity in this country. In tune with the Government's aim to establish Malaysia as a prime regional shopping destination, many new shopping areas have been designated and many shopping campaigns and carnivals were launched to attract shoppers from local and abroad. All these efforts have accentuated the importance of the retail trade in Malaysia.

Rising income as well as policy measures aimed at increasing domestic consumption have contributed to the growth of the wholesale and retail trade, hotel and restaurants sub-sector. The sub-sector is estimated to register a moderate growth of 2.1% in 2003 compared with 2.6% in 2002, due to the negative impact of Severe Acute Respiratory Syndrome ("SARS") during the second quarter of 2003.

(Source: 2003/2004 Economic Report)

For the second quarter of 2003, Malaysia retail industry recorded a negative growth rate of 2.9% in retail sales, as compared to the same period in 2002.

This result is worse than the earlier forecast of –0.2% growth rate made by retailers during the middle of the year. This is the second consecutive quarterly negative slide since two years ago.

The retail industry recorded a near-zero growth rate of 0.4% a year ago due to the weakening of US economy that began during the same period. For this quarter, it was due to the SARS outbreak.

Year on Year Percentage Change in Retail Sales (Weighted), 2002/2003

Period	**Month**	**% growth in retail sales**
Second quarter of 2002	April – June 2002	0.4
First quarter of 2003	January – March 2003	-0.1
Second quarter of 2003	April – June 2003	-2.9
First 6 months of 2003	January – June 2003	-0.2

Year on Year Percentage Change in Retail Sales By Retail Sub-Sector, 2003

Retail Sub-Sector	**1st quarter**	**2nd quarter**	**1st six months**
Department store cum supermarket	-0.9	-1.8	-1.4
Department Store	4.3	5.9	5.3
Fashion and fashion accessories	N/A	-6.4	0.5
Pharmacy and personal care	-10.7	N/A	N/A
Other specialty stores	19.2	-7.8	-2.5

N/A – information not available

Local retail sales are unlikely to grow at the rate of gross domestic product (GDP) growth in 2004 as consumers remain cautiously optimistic given the modest wage increases.

While consumer spending is expected to grow for the full year, it is not likely that consumers will splurge. Even with the return in shopping traffic in recent months, it is learnt that many of these shoppers are doing more window-shopping than actual shopping. Hence, it has only improved the retail sales slightly. As such, the underperformance of the retail sector growth relative to GDP growth is going to continue in 2004, a trend seen since 2001.

Notwithstanding the above, the entrance of new hypermarket operators in Malaysia, such as Tesco and expansion of existing hypermarket operators such as the Carrefour hypermarket chains, have created an environment of more intense competition in the retail sector in Malaysia. Given the aggresiveness of the expansion plans of these hypermarket operators, the competition in the retail sector in Malaysia is set to intensify further.

(Source: Newsletter of the Malaysian Retailers Association, 2nd quarter year 2003)

(ii) Retail industry in the PRC

The market potential of the retail industry in the PRC is largely due to its huge population size and rising living standards. According to the China Market Information, the PRC's total retail turnover in 2002 was RmbB4.091 billion and is expected to grow further. However, the same potential has also created obstacles for retailers in the PRC. The PRC opened its retail market to foreign investment in 1992.

To step up development in this sector, the State Economic and Trade Commission and Ministry of Foreign Trade and Economic Cooperation of the PRC promulgated the "Trial Procedures for Foreign-Funded Commercial Enterprises' in the second half of 1999. Since then, the move has attracted the interest of a number of multinational retailers including Walmart (American), Parkson (Malaysian), Makro (Dutch), Carrefour (French) and Metro (German) into the PRC market.

With the number of retailers ever increasing, competition for the retail yuen is ever tougher. To build presence in the PRC, multinational retailers and local retailers have not only need to acquire other local retail chains but also acquire or build their respective support networks of warehouses, distribution centers, logistics and local suppliers. Once this build-up phase is completed, which is expected to be in the next three (3) to five (5) years, 60% of Chinese retail market will be possessed by 3 to 5 international retail magnates, which shows how competitive the market is.

Hypermarkets are poised to emerge as the winning retail format in the PRC's fast-growing retail sector. The formula, now familiar elsewhere - big stores that offer a wide assortment of food and other merchandise - is a hit with the PRC's shoppers, and generates better margins than other large retail models such as supermarkets and department stores.

While still comprising less than 2 per cent of all retail sales in the PRC, sales through hypermarkets have been growing at 64% per year, versus 7 per cent growth for department store sales and 2% for supermarkets. Sales through hypermarkets are forecast to grow by 25-30% every year through 2010. Like their counterparts in the West, the hypermarkets in the PRC draw customers

with low prices. On average, goods tend to be 10-15% cheaper than in supermarkets and department stores.

Hypermarkets can afford to charge lower prices due to their vastly higher volume; sales per square metre in Shanghai's hypermarkets are generally three times higher than in supermarkets. Larger volumes also enable them to negotiate better prices with suppliers, savings they pass on to their customers. Larger sales volumes and lower purchasing costs add up to better store economics. Some foreign hypermarkets operating in PRC earn margins of up to 3 per cent versus the 1 per cent typical of most locally managed supermarkets.

Foreign retailers such as France's Carrefour or Casino or Auchan, Holland's Makro or Ahold, Britain's Tesco (Lotus), or the United States' Walmart are the driving force behind this rapidly growing phenomenon. In the PRC, Carrefour has expanded to 29 stores throughout PRC, Walmart to 11 stores, and it seems possible that Tesco will also be expanding into the market.

(Sources: Business Times, Thursday, 27 November 2003, Hong Kong Trade Development Council, Issue 11, 15.11.2001, Jacques Penhirin and Alvin Miu, McKinsey & Company Hong Kong office, article appeared in South China Morning Post on December 23, 2002, Shanghai Report, Vol.5, December 2001)

Our Commentary

Based on the above, the retail sector in Malaysia and the PRC is rather competitive, with new players entering the industry. In Malaysia, we note that there is an evident trend of consolidation and streamlining of operations by the retail players as evidenced by Ocean Holdings Berhad and the Tops Supermarket chain in Malaysia. As for the PRC, new foreign multinational players are entering the retail industry which would further intensify the already competitive retail market. Given the above outlook, the retail sector in both Malaysia and the PRC can be regarded as rather competitive. Further, new operators of new departmental stores are also emerging particularly in the PRC, such as Oriental Plaza in Beijing.

The admission of the PRC into the World Trade Organisation on 22 December 2001 is also expected to further liberalise the retail market in the PRC.

Presently, the Parkson Retail Group consist of mainly the supermarkets and departmental stores (36 departmental/family stores and supermarkets located in various parts of the PRC and 26 departmental stores and 5 hypermarkets in Malaysia). The Parkson Retail Group, to a certain extent, would also be similarly affected by such competitive risks, particularly threats from multinational-owned hypermarket operators.

Notwithstanding the above, we note that the main revenue contribution from the Parkson Retail Group comes from its departmental stores whereas a small portion of its business is derived from the supermarkets and hypermarkets in Malaysia and the PRC. Therefore, the Amsteel Group does not consider itself competing directly with the hypermarket operators both in Malaysia and the PRC. Nevertheless, Amsteel would still be affected by the indirect competition of the entrance of new hypermarket operators and fast expansion of the hypermarket operators in Malaysia and the PRC.

In order to stay competitive, the Amsteel Group would possibly need to incur further investment costs to open more stores and this would not be in line with the Company's Restructuring Scheme to rationalise its financial position.

Given the above, we are of the view that the Proposed Parkson Disposals would essentially be a timely decision for the Amsteel Group to further streamline its core business in order to rationalise its financial position.

7.1.4 Basis of Arriving at the Sale Consideration of RM364.23 million

The total consideration arising from the Proposed Parkson Disposals of RM462.44 million comprises the sale consideration relating to the Proposed Parkson Disposals of RM364.23 million and the settlement sum of the Inter-co Balances owing by the relevant companies comprised in the Parkson Retail Group to Amsteel and its subsidiaries which amounted to RM98.21 million as at 30 June 2003.

The sale consideration of RM364.23 million for the equity interests in the Target Companies to be disposed of by the Amsteel Group Vendors has been arrived at between the Amsteel Group Vendors and LDHB on a willing buyer-willing seller basis after taking into consideration, amongst others, the NTA of the Parkson Retail Group as at 30 June 2003 and the earnings potential of the Parkson Retail Group attributable to the Amsteel Group Vendors, its established network of retail stores in Malaysia and the PRC as well as the growing consumer demand particularly in the PRC.

Our Commentary

We note that the disposal of the Target Companies are to be disposed of collectively based on the strength and branding as well as the potential earnings of the Parkson Retail Group in the retail sector (comprising operations of supermarkets, department stores and hypermarkets) in Malaysia and the PRC.

(i) NTA Approach

We set out below the audited consolidated NTA of the Parkson Retail Group as at 30 June 2003 in respect of the Target Companies to be disposed of pursuant to the Proposed Parkson Disposals:

	RM'million
Audited consolidated NTA as at 30 June 2003 of the Target Companies to be disposed of pursuant to the Proposed Parkson Disposals	362.59
Audited consolidated NTA attributable to the Amsteel Group Vendors	343.33
Sale consideration for the Target Companies attributable to the Amsteel Group Vendors	364.23
Premium	
- RM	20.90
- %	6.09

Pursuant to the Proposed Parkson Disposals, the Amsteel Group would be able to fetch a premium above the audited consolidated NTA of the Parkson Retail Group. The sale consideration of RM364.23 million represents a premium of RM20.90 million or 6.09% above the audited consolidated NTA attributable to the Amsteel Group Vendor of RM343.33 million.

We have also considered the price-to-book ratios of other listed companies on the MSEB as well as those listed in the region, including Singapore, Hong Kong SAR and the PRC, which are involved in the retail sector. Our analysis of the price-to-book ratios of the companies mentioned below based on their respective closing prices on 1 March 2004 are set out as follows:-

Company Name (Principal Place of Business)	Principal Activities	Financial Year End	Price-to-Book Ratio (times)
Jaya Jusco Stores Bhd (Malaysia)	Operates shopping centres and a chain of superstores selling a broad range of goods including clothing, food, household goods, and other merchandise.	February 2003	2.03
The Store Corporation Bhd (Malaysia)	Operates department stores, supermarkets, and hypermarkets. The company also manufactures, wholesales, and trades garments and undergarments, wholesales household and general goods, and invests in properties.	March 2003	1.03
Metro Holdings Ltd (S'pore)	Operates department store, develops and invests in properties, as well as undertakes building contract works. The Company also distributes building and construction materials, manufactures watch components and manages hotel.	March 2003	0.54
Jusco Stores Co. Ltd (Hong Kong)	Operates general merchandise stores in Hong Kong and PRC.	February 2003	3.63
Chongqing Department Store Co Ltd (PRC)	Operates retail stores in Chongqing, PRC and wholesale business.	December 2002	3.24

(Source: Bloomberg, 1 March 2004)

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The implied price-to-book ratios in respect of the sale consideration of RM364.23 million based on the audited consolidated NTA of the Parkson Retail Group as at 30 June 2003 attributable to the Amsteel Group Vendors are computed as follows:-

	Based on audited consolidated NTA as at 30 June 2003
Sale Consideration (RM'million)	364.23
Consolidated NTA of Target Companies attributable to the Amsteel Group Vendors (RM'million)	343.33
Price-to-book ratio (times)	1.06

Based on the audited consolidated NTA of the Parkson Retail Group as at 30 June 2003, the implied price-to-book ratio of the sale consideration of RM364.23 million for the Proposed Parkson Disposals of 1.06 times is within the range of the price-to-book ratios of other public listed companies involved in similar businesses as set out above, albeit the price-to-book ratios of listed retail companies in Hong Kong and the PRC are relatively higher.

Based on the abovementioned premium attached to the sale consideration pursuant to the Proposed Parkson Disposals and taking into consideration the comparison of the price-to-book ratios of the Parkson Retail Group with the selected companies involved in similar activities as set out above, we consider the sale consideration of the Target Companies attributable to the Amsteel Vendors Group of RM364.23 million to be fair and reasonable.

(ii) Earnings Approach

We have also evaluated the sale consideration of the Proposed Parkson Disposals by taking into consideration the proforma consolidated PAT of the Parkson Retail Group for the past three (3) financial years ended 30 June 2003 as follows:-

Financial year ended 30 June	**←---------Proforma-----------→**			**Average per annum**
	2001	**2002**	**2003**	
	RM'mil	**RM'mil**	**RM'mil**	**RM'mil**
Consolidated PAT	18.81	30.57	41.69	30.36
Net PE Multiple (times)	19.36	11.92	8.73	11.99

** PE multiple based on three (3) years proforma average consolidated PAT.*

(Source : Based on proforma consolidated PAT attributable to the Parkson Retail Group as provided by the management of Amsteel)

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We have also made comparison with other selected listed retail operators based in Malaysia, Singapore, Hong Kong SAR and the PRC, in respect of their respective trading net PE Multiples, as illustrated in the table below:-

Company Name (Principal Place of Business)	Principal Activities	Financial Year End	Net PE Multiple (times)
Jaya Jusco Stores Bhd (Malaysia)	Operates shopping centres and a chain of superstores selling a broad range of goods including clothing, food, household goods, and other merchandise.	February 2003	15.99
The Store Corporation Bhd (Malaysia)	Operates department stores, supermarkets, and hypermarkets. The Store also manufactures, wholesales, and trades garments and undergarments, wholesales household and general goods, and invests in properties.	March 2003	8.96
Metro Holdings Ltd (S'pore)	Operates department store, develops and invests in properties, as well as undertakes building contract works. The Company also distributes building and construction materials, manufactures watch components and manages hotel.	March 2003	8.28
Jusco Stores Co. Ltd (Hong Kong)	Operates general merchandise stores in Hong Kong and PRC.	February 2003	27.17
Chongqing Department Store Co Ltd (PRC)	Operates retail stores in Chongqing, PRC and also wholesale business.	December 2002	23.94

(Source: Bloomberg, 1 March 2004)

The implied net PE Multiple of the sale consideration of the Proposed Parkson Disposal of RM364.23 million based on the proforma consolidated PAT for the three (3) financial years ended 30 June 2003 which ranged from 8.73 times to 19.36 times, with an average PE Multiple of 11.99 times as set out above, is within the range of the PE Multiples of the listed companies with similar business, albeit the net PE Multiples of listed retail companies in Hong Kong and the PRC are relatively higher.

The Proposed Parkson Disposals comprise the sale of a group of unlisted companies incorporated in Malaysia, Singapore and Hong Kong SAR, with supermarkets, hypermarkets and departmental stores operating in Malaysia and the PRC. Taking into account the fact that unlisted companies are generally

more exposed to liquidity risks as the marketability of their shares is relatively limited and illiquid as compared to public listed companies, the implied net PE Multiples attributable to the sale consideration of RM364.23 million of 8.73 times to 19.36 times based on the proforma consolidated PAT of the Parkson Retail Group for the past three (3) financial years ended 30 June 2003, with an average of 11.99 times is considered fair and reasonable to the Amsteel Group Vendors.

It should be noted that the above Price-to-Book ratios and net PE Multiples of the selected listed companies serve as an illustration only as the listed companies selected may not be directly comparable to the Parkson Retail Group in terms of the marketability of shares, size and diversity of business, geographical coverage, profit track records, financial strength, management strength and future prospects.

Based on the above analysis and after taking into account several pertinent factors as set out in the IAL, including the rationale quoted by the Board of Directors of Amsteel for the Proposed Parkson Disposal and the industry outlook, we are of the opinion that the basis of arriving at the sale consideration of RM364.23 million for the Sales Shares is fair and reasonable.

7.1.5 *Financial Effects of the Proposed Parkson Disposals*

(i) Share Capital and Shareholding Structure

The Proposed Parkson Disposals will not have any effects on the issued and paid-up capital of Amsteel and the shareholding structure of Amsteel as no new shares in Amsteel will be issued pursuant to the Proposed Parkson Disposals.

(ii) Earnings

The effects of the Proposed Parkson Disposals on the earnings of the Amsteel Group is as follows:

"The Proposed Parkson Disposals which are expected to be completed by the first quarter of 2004 are expected to give rise to an estimated gain of RM100.00 million to the Amsteel Group for the FYE 30 June 2004, which would translate to an increase in the consolidated net EPS of approximately seven (7) sen based on the issued and paid-up share capital of Amsteel as at 30 June 2003."

Estimated gain on Proposed Parkson Disposals (RM'million)	*100*
Number of shares in issue (million)	*1,331*
Increase in consolidated net EPS (sen)	*7*

Pursuant to the Proposed Parkson Disposals, the Amsteel Group would be able to realise a gain of approximately RM100 million for the financial year ending 30 June 2004, assuming that the Proposed Parkson Disposals will be completed by first quarter of 2004. As mentioned above, the Amsteel Group's net earnings per share is expected to strengthen by approximately seven (7) sen.

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(iii) **NTA**

The effects of the Proposed Parkson Disposals on the audited consolidated NTA per share of Amsteel as at 30 June 2003 will be as follows:

	Audited as at 30 June 2003 RM' million	After Proposed Parkson Disposals RM' million
Share capital	1,331.18	1,331.18
Reserves	(1,105.56)	(1,010.42)
Shareholders' funds	225.62	320.76
Less: Goodwill on consolidation	(61.96)	(61.96)
Other intangible asset	(13.86)	(0.57)
Net tangible assets	149.80	258.23
No. of shares in issue ('million)	1,331.18	1,331.18
Net tangible assets per share (RM)	0.11	0.19

As illustrated above, the Proposed Parkson Disposals are expected to further improve the audited consolidated NTA per share of the Amsteel Group by 8 sen mainly as a result of the estimated gain of RM100 million arising from the Proposed Parkson Disposals.

(iv) **Cashflow**

The Proposed Parkson Disposals will result in total estimated cash inflow of RM369.81 million to the Amsteel Group (arising from the cash payment of RM138.95 million upon completion of the Parkson SPA and deferred cash payments amounting to RM115.43 million payable on or before 15 December 2004 and RM115.43 million payable on or before 15 December 2005) which shall be utilised for the repayment of bank borrowings of the Amsteel Group and to defray the estimated expenses of the Proposals of RM1 million. The RM92.81 million LDHB RCULS to be issued pursuant to the Proposed Parkson Disposals will give rise to the further cash flows to the Amsteel Group upon exercise of the put options under the Proposed Put and Call Option.

For the financial year ending 30 June 2004, the cash inflow to the Amsteel Group would amount to RM137.95 million, being the cash payment to be receivable from LDHB upon completion of the Proposed Parkson Disposals, after defraying expenses of the Proposals of RM1 million. The balance of the RM230.86 million being the aggregate deferred cash payments is expected to be received over the following two (2) financial years ending 30 June 2005 and 2006, together with interests accrued thereon.

Our Commentary

Based on the above, we are of the view that the Proposed Parkson Disposals would result in positive financial effects to the Amsteel Group and there are no detrimental effects on the interests of the minority shareholders of Amsteel.

7.1.6 Risk Factors relating to the Proposed Parkson Disposals

(i) **Risks Associated with the LDHB RCULS**

The LDHB RCULS will be relatively illiquid given the fact that the LDHB RCULS will not be listed on MSEB. Since the LDHB RCULS are not listed, Amsteel cannot be certain of disposing of the LDHB RCULS unless it is able to find a buyer for the LDHB RCULS. There is no assurance that such LDHB RCULS would have any investment value due to the non-marketability of the LDHB RCULS. However, the LDHB RCULS' risk is mitigated by the Proposed Put and Call Option which would effectively enable Amsteel to dispose of the LDHB RCULS to TSWC and DAC at the agreed sale prices as set out in Section 7.2 herein.

The put options under the Proposed Put and Call Option allow Amsteel to dispose of the Option RCULS at two specified dates, i.e. 15 December 2005 and 15 December 2006. Thereafter, if the put options remain unexercised, Amsteel would be exposed to the investment risks associated with the LDHB RCULS.

Upon conversion of the LDHB RCULS by Amsteel, there is no assurance that the then prevailing market price of the LDHB Shares will continue to trade above the conversion price of the LDHB RCULS which is fixed at RM0.86 per LDHB Share. The future market price of LDHB Shares is dependent on several factors, including but not limited to market sentiments, economic conditions, profitability and financial conditions of the LDHB Group.

(ii) Default Risk

Pursuant to the Proposed Parkson Disposals, Amsteel is inevitably exposed to LDHB's credit risk in respect of LDHB's payment obligations in relation to the deferred cash payments. In this respect, we note that, LDHB has executed its debt restructuring agreements pertaining to the Group's debts with its lenders in December 2000 to rationalise its financial position and in September 2003 LDHB announced partial sale of its brewery business resulting in a gain of about RM380 million to the LDHB Group. The debt restructuring scheme and partial sale of brewery business will likely put the company on a firmer financial footing and thus mitigate the default risk of LDHB.

Furthermore, under the Parkson SPA, LDHB has agreed to charge a portion of the Sale Shares of the Parkson Retail Group to Amsteel Group Vendors as security, at the value equivalent to not less than 1.2 times of the amount of deferred cash payments plus interest to be calculated on the Completion Date. With the security, the default risk by LDHB will be further minimised. However, there can be no assurance that LDHB will not default on its obligations in respect of the deferred cash payments.

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7.2 Proposed Put and Call Option

7.2.1 Salient Terms of the PCOA

The salient terms of the Proposed Put and Call Option, as set out in the PCOA are as follows:

(i) In consideration of the sum of RM1.00 only paid by Amsteel to TSWC and DAC (collectively referred to as "Grantors") and vice-versa (the receipt of which the Grantors/Amsteel acknowledged) and in further consideration of the mutual agreements contained in the PCOA, the Grantors had granted to Amsteel and/or their nominees a double put option to require the Grantors and/or their nominees to purchase the Option RCULS at the consideration as set out below and Amsteel grants to the Grantors a multiple call option to purchase the Option RCULS at the consideration as set out below, on the exercise of which Amsteel shall become bound to sell and the Grantors shall become bound to complete the purchase of all the Option RCULS stipulated in the option notice given by the Grantors or Amsteel.

(ii) Further details of the Proposed Put and Call Option are summarised in the table below:

	Put/Call Option Date/ Period	Parties to whom Option RCULS are allocated	Nominal Value of Option RCULS under the PCOA (RM' million)	Put/Call Option Price
First Put Option by Amsteel and/or their nominees	15 December 2005	TSWC and/or his nominees	33.3468	Aggregate nominal value of Option RCULS exercised (including any LDHB Shares as may be converted from the LDHB RCULS) plus interest based on BLR of MBB prevailing on the exercise date plus 1% per annum computed on yearly rest ("Interest"), less the Option RCULS coupon rate of 2% per annum paid (payable annually in arrears on the anniversary of the issue date during the tenure of the LDHB RCULS and less any income tax payable ("Coupon"), and/or dividend paid on any LDHB Shares as may be converted from the Option RCULS ("Dividend"), as the case may be.
		DAC and/or his nominees	12.9682	
			46.3150	

	Put/Call Option Date/ Period	Parties to whom Option RCULS are allocated	Nominal Value of Option RCULS under the PCOA (RM' million)	Put/Call Option Price
Second Put Option by Amsteel and/or its nominees	On 15 December 2006	TSWC and/or his nominees	(i) 33.3468; or (ii) 66.6936 if the first put option is not exercised	Aggregate nominal value of Option RCULS exercised (including any LDHB Shares as may be converted from the LDHB RCULS) plus Interest less Coupon paid and/or Dividend paid, as the case may be.
		DAC and/or his nominees	(i) 12.9682; or (ii) 25.9364 if the first put option is not exercised	
Call Option by the Grantors	Anytime from the date of issuance of the Option RCULS until 15 December 2006		Any amount in multiples of RM100,000 up to RM92.63 million until the Option RCULS are fully purchased by the Grantors in the proportion as follows:	(i) Option RCULS:- Aggregate nominal value of Option RCULS exercised plus Interest less Coupon paid as at exercise date; and/or (ii) LDHB Shares converted from Option RCULS:- Number of LDHB Shares converted multiplied by the conversion price plus Interest less Dividend paid as at exercise date.
		TSWC and/or his nominees	66.6936	
		DAC and/or his nominees	25.9364	
			92.6300 ======	

Our Commentary

After evaluating the PCOA, we are of the view that the terms and conditions as set out therein are generally fair and reasonable, as far as the Amsteel Group is concerned and they are not detrimental to the minority shareholders of Amsteel, taking into consideration the basis of arriving at the exercise price of the Option RCULS is fair and reasonable and that the Proposed Put and Call Option will further facilitate Amsteel to exit from its holdings of LDHB RCULS upon exercise of the options at the exercise price based on the nominal value of the LDHB RCULS plus a return calculated up to the exercise date.

7.2.2 *Rationale of the Proposed Put and Call Option*

The Board has stated the rationale for the Proposed Put and Call Option, as follows:

"In view that the overall objective of Amsteel is to rationalise the Group's financial position and to raise funds to meet the Group's debt repayment obligations pursuant to the Amsteel Scheme, the Proposed Put and Call Option will further facilitate Amsteel to exit on its holdings of LDHB RCULS upon exercise of the options at the exercise price based on the nominal value of the LDHB RCULS plus a return (as set out in Section 2.4(b) of Part A of the Circular) calculated up to the exercise date."

Our Commentary

The Proposed Put and Call Option will effectively provide an additional avenue for Amsteel to realise the LDHB RCULS for cash. Without the Proposed Put and Call Option, Amsteel would only be able to realise the cash in the following manner:

(i) redemption of the LDHB RCULS by LDHB upon maturity of the LDHB RCULS on, i.e. five (5) years from the date of issue of the LDHB RCULS; and/or

(ii) disposal of the LDHB Shares arising from the conversion of the LDHB RCULS by Amsteel on the open market.

As the LDHB RCULS will not be listed on MSEB, the arrangement under the Proposed Put and Call Option is to the advantage of Amsteel as it would have the additional avenue to realise the Option RCULS at the nominal value of the Option RCULS plus interests accrued thereon.

Based on the above, we are of the view that the rationale for the Proposed Put and Call Option is justifiable and in the interest of the Amsteel Group.

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7.2.3 *Basis of Arriving at the Option Price*

The exercise price of the put and call options on the Option RCULS had been arrived at between Amsteel and the Grantors on a willing buyer-willing seller basis.

(i) **Basis of arriving at the exercise price of the Put Options**

The exercise price of the putoption is equivalent to the aggregate nominal value of Option RCULS exercised (including any LDHB Shares as may be converted from the LDHB RCULS) plus Interest, less the Coupon, and/or Dividend, as the case may be.

(ii) **Basis of arriving at the exercise price of the Call Options**

(a) **Exercise price of call option on the Option RCULS**

The exercise price of the call option on the Option RCULS is equivalent to the aggregate nominal value of Option RCULS exercised plus Interest less Coupon paid as at exercise date.

(b) **Exercise price of the Call Option on any LDHB Shares arising from the conversion from the Option RCULS**

The exercise price of the call option on any LDHB Shares converted from the Option RCULS is equivalent to the number of LDHB Shares converted multiplied by the conversion price plus Interest less dividend paid as at exercise date.

Our Commentary

The basis of arriving at the exercise price of the put and call options on the Option RCULS (including any LDHB Shares arising from the conversion of such Option RCULS) would effectively ensure a fixed return on the LDHB RCULS to the Amsteel Group which is equivalent to 1% above the BLR of MBB over the first two (2) years from the date of issuance of the Option RCULS. Simultaneously, the risks associated with the LDHB RCULS could also be mitigated during the said period as Amsteel would have ready buyers for the Option RCULS and any shares arising therefrom, in the event that the market price of LDHB Shares trade below the RM0.86 per share, being the conversion price of the LDHB RCULS and the effective cost of investment of Amsteel in the LDHB RCULS.

Based on the above, we are of the view that the basis of arriving at the exercise price under the Proposed Put and Call Option is fair and reasonable.

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7.3 Proposed LCB Shares Disposal

7.3.1 Salient Terms of the LCB SPA

The salient terms of the Proposed LCB Shares Disposal, as set out in the LCB SPA, are as follows:

(a) The LCB Vendors shall sell to LDHS up to 226.85 million Disposal LCB Shares at the disposal price of RM1.00 per share, free from encumbrances and with all rights, benefits and advantages attached thereto except for any dividends and other distributions which may be declared, made or paid in respect of the Disposal LCB Shares prior to the completion date of the Proposed LCB Shares Disposal, being the date mutually agreed in writing between the LCB Vendors and LDHS within a period of thirty (30) days from the date on which all conditions precedents of the Proposed LCB Shares Disposal are fulfilled.

(b) In consideration of the sale by the LCB Vendors to LDHS of the Disposal LCB Shares, LDHS shall pay on completion of the sale and purchase of the Disposal LCB Shares, the cash consideration to LCB Vendors or such person(s) as may be nominated by the LCB Vendors, on the basis that the Disposal LCB Shares are valued at RM1.00 each.

(c) The completion of the LCB SPA is also conditional upon the completion of the following:

(aa) implementation of the ROFS and the availability of the LCB Shares on the closing date of the ROFS for sale to LDHB;

An offer circular dated 22 December 2003 has been despatched to the Eligible LCB Shareholders pursuant to the ROFS. Under the ROFS, 209,701,572 ordinary shares of RM1.00 each in LCB ("Offer Shares") were offered to the Eligible LCB Shareholders on the basis of nine (9) Offer Shares for every ten (10) LCB Shares held at 5.00 p.m. on 15 December 2003 at the offer price of RM1.00 per Offer Share payable in full upon acceptance by 5.00 p.m. on 16 January 2004.

LDHB had on 20 January 2004 announced that as at the closing date of the ROFS on 16 January 2004, the Offer Shares which were not accepted by the Eligible LCB Shareholders pursuant to the ROFS stood at 209,568,199. As such, the total number of LCB Shares to be disposed of by the LCB Vendors under the LCB SPA would be 226,716,252 comprising the said 209,568,199 LCB Shares and 17,148,053 LCB Shares which were not offered to the Eligible LCB Shareholders pursuant to the ROFS.

(bb) The completion of the acquisition by Horsinvest Holding Co. Ltd of 9,066,500 ordinary shares of RM1.00 each and 100,123,513 preference shares of RM0.01 each in Consitrade (M) Sdn Bhd from LDH Management Sdn Bhd, and 5,000,000 ordinary shares of RM1.00 each in DEbier Sdn Bhd from Graimpi Sdn Bhd; and

(cc) The relevant approvals or consents from the relevant lenders/financiers of the LCB Vendors.

__Our Commentary__

After evaluating the LCB SPA relating to the Proposed LCB Shares Disposal, we are of the view that the terms and conditions as set out therein are generally fair and reasonable, as far as the Amsteel Group is concerned and they are not detrimental to the minority shareholders of Amsteel, taking into consideration the basis of arriving at the Sale Consideration is fair and reasonable and that the Proposed LCB Shares Disposal will allow Amsteel Group to fully realise its shareholdings in LCB.

7.3.2 *Rationale of the Proposed LCB Shares Disposal*

The Board has stated the rationale of the Proposed LCB Shares Disposal as follows:

"The Proposed LCB Shares Disposal is intended to enable Amsteel Group to fully realise its shareholdings in LCB. The entire proceeds from the Proposed LCB Shares Disposal will be utilised to further repay Amsteel Bonds and Debts. For illustration, the entire proceeds from the Proposed LCB Shares Disposal will further reduce the Group's gearing of 10.11 times after the Proposed Parkson Disposals based on its audited consolidated accounts as at 30 June 2003 to 9.21 times after the Proposals."

__Our Commentary__

Pursuant to the disposal of Amsteel Group's entire shareholding in Megasteel Sdn Bhd to LCB (as approved by the shareholders of Amsteel at the EGM held on 30 January 2003), Amsteel will receive 226.85 million LCB Shares. In order to realise the cash proceeds from the said LCB Shares, Amsteel had on 22 December 2003 despatched an offer circular to the Eligible LCB Shareholders for the offer for sale of 209,701,572 LCB Shares at RM1.00 each.

The ROFS, failing which the Proposed LCB Shares Disposal is expected to raise cash proceeds to the Amsteel Group for the purpose of redeeming/repaying the Amsteel Bonds and Amsteel-SPV Consolidated and Rescheduled Debts issued by Amsteel as part of the GWRS. In line with this, the Proposed LCB Shares Disposal will facilitate the Amsteel Group to dispose of its entire equity interest in LCB.

As at the closing date of the ROFS on 16 January 2004, the Offer Shares which were not accepted by the Eligible LCB Shareholders pursuant to the ROFS stood at 209,568,199. As such, the total number of LCB Shares to be disposed by the LCB Vendors under the LCB SPA would be 226,716,252 comprising the said 209,568,199 LCB Shares and 17,148,053 LCB Shares which were not offered to the Eligible LCB Shareholders.

Amsteel is currently a 40%-owned associated company of LCB and the Disposal LCB Shares held by Amsteel represents approximately 24.67% of the issued and paid-up capital of LCB. Pursuant to the ROFS, failing which the Proposed LCB Shares Disposal, Amsteel would be able to dispose of its entire shareholdings in LCB. Therefore, the Proposed LCB Shares Disposal will enable Amsteel and LCB to eliminate any potential cross-holdings between Amsteel and LCB and it is also in line with Amsteel's effort to dispose of its non-core business and streamline its operations pursuant to the GWRS.

The proforma effects of the Proposed LCB Shares Disposal on the gearing position of the Amsteel Group based on the audited consolidated balance sheet of the Amsteel Group as at 30 June 2003 are as follows:-

	Audited as at 30 June 2003	After Proposed Parkson Disposals	After Proposed LCB Shares Disposal
Shareholders' funds (RM' 000)	225,613	320,753	327,259
Borrowings (RM' 000)	3,470,313	3,242,296	3,015,580
Gearing (times)	15.4	10.11	9.21

The Proposed LCB Shares Disposal is expected to further improve the shareholders' funds of the Amsteel Group by RM6.51 million and further reduce the Group's borrowings by RM226.72 million, as well as improve the Group's gearing from 10.11 times to 9.21 times and thus, places the Amsteel Group on a better financial footing.

Based on the above, we are of the view that the rationale for the Proposed LCB Shares Disposal is justifiable and is in the interest of the Amsteel Group as a whole. Accordingly, the rationale for the Proposed LCB Shares Disposal is fair and reasonable.

7.3.3 *Basis of Arriving at the Sale Consideration*

The disposal price of the LCB Shares had been fixed at RM1.00 per LCB Share, being equivalent to the offer price under the ROFS, which is at a premium of 16.3% above the five (5) days weighted average market price of LCB Shares ended 5 September 2003 (being the last market day prior to the date of the LCB SPA) of RM0.86 per LCB Share. The disposal price of the LCB Shares had been arrived at on a willing buyer-willing seller basis between Amsteel and LDHB.

<u>Our Commentary</u>

In our evaluation, we have taken into consideration the monthly highest and lowest prices of the LCB Shares as traded on MSEB for the past twelve (12) months as follows:

	Highest (RM)	Lowest (RM)
2003		
March	0.750	0.480
April	0.720	0.570
May	0.805	0.590
June	0.750	0.640
July	1.040	0.670
August	1.000	0.830
September	0.880	0.800
October	0.840	0.760
November	0.800	0.685
December	0.745	0.515
2004		
January	0.590	0.520
February	0.795	0.515

(Source : Investors' Digest, and Daily Diary of MSEB)

The last transacted market price of the LCB Shares on MSEB on 1 March 2004, being the latest practicable date prior to the printing of this IAL was RM0.61.

The three (3) months weighted average market price of the LCB Shares up to 1 March 2004, being the latest practicable date prior to the printing of this IAL was RM0.60.

The disposal price of the LCB Shares of RM1.00 per LCB Share represents a premium of 16.3% above the weighted average market price of LCB Shares of RM0.86 computed based on the five (5) days ended 5 September 2003 (being the last market day prior to the date of the LCB SPA). The disposal price also represents a premium of 66.67% above the weighted average market price of RM0.60 based on the three (3) months ended 1 March 2004 and a premium of 63.93% above the last transacted market price of LCB Shares of RM0.61 on 1 March 2004, being the latest practicable date prior to the printing of this IAL.

In general, the disposal price of RM1.00 per LCB Share is generally higher than the monthly highest and lowest prices of the LCB Shares for the past 12 months (except for the highest price in the month of July 2003 of RM1.04).

Premised on the above, we are of the view that the basis of arriving at the disposal price of the Disposal LCB Shares is fair and reasonable.

7.3.4 *Financial Effects of the Proposed LCB Shares Disposal*

The effects of the Proposed Parkson Disposals on the earnings of the Amsteel Group is as follows:

"The Proposed LCB Shares Disposal will not have any effects on the issued and paid-up share capital and shareholdings structure of Amsteel Group. The Proposed LCB Shares Disposal which is expected to be completed by first quarter of 2004, is not expected to have a material impact on the earnings of Amsteel for the FYE 30 June 2004."

The Proposed LCB Shares Disposal is expected to result in a gain on disposal of up to approximately RM6.51 million, based on the LCB Vendors' carrying value of investment in the LCB Shares of approximately RM220.21 million as at 30 June 2003. Upon completion of the Proposed LCB Shares Disposal, Amsteel Group is expected to increase its proforma NTA per share from RM0.19 after Proposed Parkson Disposals to RM 0.20 based on the audited consolidated accounts of Amsteel Group as at 30 June 2003.

The proforma effects of the Proposed LCB Shares Disposal on the audited NTA per share of Amsteel as at 30 June 2003 will be as follows:

	Audited as at 30 June 2003 **RM' million**	**After Proposed Parkson Disposals** **RM' million**	**After Proposed LCB Shares Disposal** **RM' million**
Share capital	1,331.18	1,331.18	1,331.18
Reserves	(1,105.56)	(1,010.42)	(1,003.92)
Shareholders' funds	255.62	320.76	327.26
Less: Goodwill on consolidation	(61.96)	(61.96)	(61.96)
Other intangible assets	(13.86)	(0.57)	(0.57)
Net tangible assets/ (liabilities)	149.80	258.23	264.73
No. of shares in issue ('million)	1,331.18	1,331.18	1,331.18
Net tangible assets/ (liabilities) per share (RM)	0.11	0.19	0.20

Our Commentary

The Proposed LCB Shares Disposal is expected to result in positive effects on the NTA and gearing ratio of the Amsteel Group and there are no detrimental effects on the interests of the minority shareholders of Amsteel.

7.3.5 Risk Factor relating to the Proposed LCB Shares Disposal

We wish to highlight that the market prices of LCB Shares are subject to the market forces and other uncertainties. In the event of a further appreciation in the future market value of the LCB Shares, Amsteel would be potentially deprived of a future gain from the sale of the LCB Shares. Nevertheless, we note that with the Proposed LCB Shares Disposal, Amsteel would be hedging its downside risk by disposing of the LCB Shares to LDHB regardless of the future market prices of LCB Shares in order to raise cash to meet its obligations to repay its borrowings.

THE REST OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

8. CONCLUSION AND RECOMMENDATION

It is imperative that the minority shareholders of Amsteel consider all the relevant issues and implications raised in this IAL carefully as well as those highlighted by the Board of Directors of Amsteel in its letter to the shareholders of Amsteel as contained in Part A of this Circular, before arriving at a decision to vote on the relevant resolutions pertaining to the Proposals.

8.1 In our evaluation of the Proposed Parkson Disposals and in arriving at our recommendation, we have taken into consideration the following factors:

(i) The terms and conditions of the Proposed Parkson Disposals as contained in the Parkson SPA are generally fair and reasonable, as far as the Amsteel Group is concerned;

(ii) The rationale of the Proposed Parkson Disposals to streamline the Amsteel Group's operations which would facilitate the rationalisation of the Group's financial position and to raise funds to meet the borrowing repayment obligations of the Amsteel Group is justifiable and in the interest of the Amsteel Group and it would not be detrimental to the interests of the minority shareholders of the Company;

(iii) Based on the retail industry review and outlook in both Malaysia and the PRC, it would be timely for the Amsteel Group to proceed with the Proposed Parkson Disposals to streamline its operations in order to rationalise its financial position;

(iv) The basis of arriving at the sale consideration for the Proposed Parkson Disposal which is supported by the premium on the consolidated NTA of the Parkson Retail Group attributable to the Amsteel Group Vendors is fair and reasonable;

(v) The Proposed Parkson Disposals is expected to result in positive effects on the earnings, NTA and gearing ratio of the Amsteel Group and there are no detrimental effects on the interests of the minority shareholders of Amsteel; and

(vi) The risk factors associated with the Proposed Parkson Disposals have been considered and addressed.

8.2 In our evaluation of the Proposed Put and Call Option and in arriving at our recommendation, we have taken into consideration the following factors:

(i) The terms and conditions of the Proposed Put and Call Option as contained in the PCOA are generally fair and reasonable, as far as the Amsteel Group is concerned and they are not detrimental to the minority shareholders of Amsteel;

(ii) The rationale of the Proposed Put and Call Option to provide Amsteel with an additional avenue to realise the LDHB RCULS is justifiable and in the interest of the Amsteel Group; and

(iii) The basis of arriving at the exercise price of the Proposed Put and Call Option which is equivalent to the aggregate nominal value of Option RCULS plus the prevailing interest rate of BLR of MBB + 1% per annum calculated up to the exercise date (which is relatively higher as compared to the prevailing interest rate earned from fixed deposits) is considered fair and reasonable.

8.3 In our evaluation of the Proposed LCB Shares Disposal and in arriving at our recommendations, we have taken into consideration the following factors:

(i) The terms and conditions of the Proposed LCB Shares Disposal as contained in the LCB SPA are generally fair and reasonable, as far as the Amsteel Group is concerned and they are not detrimental to the minority shareholders of Amsteel;

(ii) The rationale of the Proposed LCB Shares Disposal to enable Amsteel Group to fully realise the cash proceeds from LCB Shares is justifiable and in the interest of the Amsteel Group;

(iii) The basis of arriving at the disposal price of RM1.00 per LCB Share which is equivalent to the offer price under the ROFS, representing a premium of 16.3% above the five (5) days weighted average market price of LCB Shares ended 5 September 2003 (being the last trading day prior to the date of the LCB SPA) of RM0.86 per LCB Share, is fair and reasonable;

(iv) Barring unforeseen circumstances, the Proposed LCB Shares Disposal is not expected to have any material impact on earnings of Amsteel for the financial year ended 30 June 2004. However, it is expected to result in positive effects on the NTA and gearing ratio of the Amsteel Group and there are no detrimental effects on the interests of the minority shareholders of Amsteel; and

(v) The risk factor associated with the Proposed LCB Shares Disposal has been considered and addressed.

Based on the above, we are of the opinion that the terms of the Proposals are fair and reasonable, and that they are in the best interest of the Amsteel Group and are not detrimental to the minority shareholders of the Company.

ACCORDINGLY, WE RECOMMEND THAT THE MINORITY SHAREHOLDERS OF AMSTEEL VOTE IN FAVOUR OF THE RESOLUTIONS PERTAINING TO THE PROPOSALS TO BE TABLED AT THE FORTHCOMING EGM OF AMSTEEL.

Yours faithfully,
For and on behalf of
PM SECURITIES SDN BHD

KHET KOK YIN
Managing Director

NG CHEE KIET
Deputy General Manager
Corporate Finance

INFORMATION ON PVENTURE

1. HISTORY AND BUSINESS

PVenture is principally an investment holding company. It commenced operations in June 1996. Its principal place of business and registered office is located at 10, Arumugam Road, #10-00, Lion Industrial Building, Singapore 409957. Its associated company namely Qingdao No. 1 Parkson Co Ltd is principally involved in the operation of a Parkson departmental store located in the district of Qingdao with a total trading area of 56,359 square metres. The store commenced operations in September 1998.

2. SHARE CAPITAL

The present authorised and issued and paid-up share capital of PVenture as at 4 February 2004 are as follows:

Type	No. of ordinary shares	Par value SGD	Total SGD
Authorised	15,000,000	1.00	15,000,000
Issued and fully paid-up	14,800,000	1.00	14,800,000

3. CHANGES IN ISSUED AND PAID-UP SHARE CAPITAL

Details of changes to the issued and paid-up share capital of PVenture since its incorporation are as follows:

Date of allotment	No. of ordinary shares	Par value SGD	Consideration	Cumulative issued and paid-up share capital SGD
26.05.93	2	1.00	Subscribers' shares	2
20.05.94	999,998	1.00	Cash	1,000,000
31.12.94	3,500,000	1.00	Cash	4,500,000
07.02.95	4,500,000	1.00	Cash	9,000,000
01.09.95	5,800,000	1.00	Cash	14,800,000

The rest of this page is intentionally left blank

4. SUBSTANTIAL SHAREHOLDERS

The substantial shareholders (holding 5% or more of the issued and paid-up share capital) of PVenture and their respective shareholdings in PVenture as at 4 February 2004 are as follows:

Name	Nationality/ Country of incorporation	←----Direct----→		←----Indirect---→	
		No of shares held	%	No of shares held	%
LAI	Singapore	4,440,000	30.00	-	-
SFSB	Malaysia	2,700,000	18.24	-	-
RETAIL	Malaysia	1,740,000	11.76	-	-
LLB Nominees	Malaysia	2,960,000	20.00	-	-
NPSB	Malaysia	2,960,000	20.00	-	-

5. BOARD OF DIRECTORS

None of the Directors of PVenture has any interest, direct or indirect in PVenture as at 4 February 2004. The particulars of the Directors are as follows:

Name	Nationality	Designation
Cheng Theng Kee	Singaporean	Director
Cheng Yong Kwang	Singaporean	Director

6. SUBSIDIARY AND ASSOCIATED COMPANIES

PVenture does not have any subsidiary company. The details of its associated company as at 4 February 2004 are as follows:

Name of company	Date and place of incorporation	Registered capital	Effective equity interest %	Principal activities
Qingdao No.1 Parkson Co Ltd	26 August 1994, PRC	Rmb233,340,000	50	Retailing

The rest of this page is intentionally left blank

The audited profit and dividend records of PVenture for the past five (5) FYE 30 June 2003 and the unaudited results for the six (6) months ended 31 December 2003 are as follows:

FYE 30 June	<----Audited----									---->	Unaudited results for 6 months ended 31 December 2003	
	1999		2000		2001		2002		2003			
	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000
Turnover	-	-	-	-	-	-	-	-	-	-	-	-
PBT/(LBT)	55	122	(1)	(2)	(1)	(2)	(3)	(6)	(118)	(254)	-	-
Taxation	-	-	-	-	-	-	-	-	-	-	-	-
PAT/(LAT)	55	122	(1)	(2)	(1)	(2)	(3)	(6)	(118)	(254)	-	-
No. of shares in issue ('000)	14,800	14,800	14,800	14,800	14,800	14,800	14,800	14,800	14,800	14,800	14,800	14,800
Net EPS/(LPS)/ (sen)	0.37	0.82	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.04)	(0.80)	(1.72)	-	-
Gross dividend rate (%)	-	-	-	-	-	-	-	-	-	-	-	-

Notes:

1. *There were no exceptional items and extraordinary items during the financial years and financial period under review.*

2. *For FYE 1999 to 2002, there were no significant changes to the results of the company.*

3. *For 2003, LBT recorded by PVenture was mainly due to exchange loss.*

4. *The company is an investment holding company and reported no dividend income or interest income in the last five (5) FYE 30 June 2003 and the six (6) months ended 31 December 2003.*

8. AUDITED ACCOUNTS

The audited financial statements of PVenture for the FYE 30 June 2003 together with the auditors' report thereon are reproduced in the ensuing pages. Pursuant to the "Statement of Accounting Standards 7: Cash Flow Statement", issued by the Institute of Certified Public Accountants of Singapore, PVenture was exempted from the preparation of the cash flow statement in the audited financial statements for the FYE 30 June 2003, as there were no material cash movements during the period under review.

PVenture's share of results of an associated company, namely Qingdao No. 1 Parkson Co Ltd was based on the unaudited management accounts for the FYE 30 June 2003 as its financial year end is on 31 December.

K.C. CHAN & CO
Certified Public Accountants

Office address
139 Cecil Street
#04-01 Cecil House
Singapore 069539

Telephone : (65) 6324 7718
Telefax : (65) 6225 9110

AUDITORS' REPORT TO THE MEMBERS OF
PARKSON VENTURE PTE LTD

We have audited the accompanying balance sheet of the Company as at 30th June 2003 and the profit and loss account and statement of changes in equity for the year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the accompanying financial statements are properly drawn up in accordance with the provisions of the Companies Act and Statements of Accounting Standard and so as to give a true and fair view of :

(i) the state of affairs of the Company as at 30th June 2003 and of the results, changes in equity of the Company for the year ended on that date; and

(ii) the other matters required by section 201 of the Act to be dealt with in the accounts.

(b) the accounting and other records and the registers required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

Without qualifying our opinion, we draw attention to note 4(b) to the accounts. The Company's share of results of an associated company is arrived based on the unaudited management accounts for the financial year ended 30th June 2003.

K.C. CHAN & CO
Certified Public Accountants

Singapore : 15 OCT 2003

	Note	2003 S$	2002 S$
Other income		-	-
General & administrative expenses		(117,657)	(2,948)
Loss before taxation	7	(117,657)	(2,948)
Taxation		-	-
Loss after taxation	3b	(117,657)	(2,948)

PARKSON VENTURE PTE LTD
Balance Sheet
as at 30th June 2003

	Note	2003 S$	2002 S$
SHARE CAPITAL	3a	14,800,000	14,800,000
ACCUMULATED LOSS	3b	(1,107,109)	(989,452)
SHAREHOLDERS' EQUITY	3	13,692,891	13,810,548
Represented by:			
INTEREST IN ASSOCIATED COMPANY	4	20,928,313	21,044,540
CURRENT ASSETS			
Amount owing by a related party	5	8,709,928	8,711,338
Cash in hand		2	2
		8,709,930	8,711,340
LESS: CURRENT LIABILITIES			
Sundry creditor & accruals	6	10,272	10,252
Amounts owing to related parties	5	15,935,080	15,935,080
		15,945,352	15,945,332
NET CURRENT LIABILITIES		(7,235,422)	(7,233,992)
NET ASSETS		13,692,891	13,810,548

These notes form an integral part of and should be read in conjunction with the accompanying accounts:-

1. **Statement of Compliance**

These accounts have been prepared in accordance with the Statements of Accounting Standard issued by the Institute of Certified Public Accountants of Singapore and the disclosure requirements of the Singapore Companies Act, Chapter 50.

2. **Significant Accounting Policies**

(a) **Basis of Accounting**

The accounts of the Company, expressed in Singapore dollars, have been prepared in accordance with the historical cost convention.

(b) **Associated Company**

An associated company is defined as a company, not being a subsidiary, in which the Company has a long-term interest of not less than 20% of the equity and in whose financial and operating decisions the Company exercises significant influence.

Shares in the associated company is stated in the Company's balance sheet at cost and provision is made for any permanent impairment in values.

The Company's share of the post-acquisition results of the associated company is included in the profit and loss account only to the extent of dividend received/declared. The effect of recognising the results of the associated company using the equity method of accounting is shown in Note 4 (b) to the accounts.

(c) **Income Tax**

The tax expense is determined on the basis of tax effect accounting, using the liability method and is applied to all significant timing differences. Deferred tax benefits are not recognised unless there is reasonable expectation of their realisation.

(d) **Foreign Currencies**

Transactions in foreign currencies during the year are converted to Singapore dollars at the rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities denominated in foreign currencies are translated to Singapore dollars at the rates of exchange ruling at the balance sheet date. All exchange adjustments are taken to the profit and loss account.

3. **Statement of Changes in Equity**

	2003 S$	2002 S$
(a) Share Capital		
Ordinary shares of S$1 each		
Authorised :-		
15,000,000 shares at beginning and end of the year	15,000,000	15,000,000
Issued and fully paid :-		
14,800,000 shares at beginning and end of the year	14,800,000	14,800,000
(b) Accumulated Loss		
Balance at beginning of the year	(989,452)	(986,504)
Loss after taxation	(117,657)	(2,948)
Balance at end of the year	(1,107,109)	(989,452)
Shareholders' Equity	13,692,891	13,810,548

4. **Associated Company**

	2003 S$	**2002 S$**
(a) Unquoted Equity Shares, at cost	20,332,190	20,332,190
Amount owing by Associated Company	596,123	712,350
	20,928,313	21,044,540

Particulars of the associated company are as follows:

Name of Associated Company	Place of Establishment and Operation	Current Paid-Up Registered Capital		Proportion of Registered Capital held by Company		Principal Activities
		2003 RMB	**2002** RMB	**2003**	**2002**	
Qingdao No. 1 Parkson Co. Ltd	People's Republic of China	233,340,000	233,340,000	50%	50%	Property development and retailing

The amount owing by associated company is unsecured, interest-free and with no fixed term of repayment.

4. Associated Company (Cont'd)

(b) The Company's investment in its associated company and its share of the results of the associated company accounted for under the equity method of accounting are as follows:

	2003 S$	2002 S$
Unquoted equity shares, at cost	20,332,190	20,332,190
Share of post acquisition loss	(1,548,171)	(481,777)
Share of post acquisition reserves	2,571	2,571
Exchange reserve	4,285,707	4,285,707
	23,072,297	24,138,691

Profit and Loss Account :		
Operating loss of the Company	(117,657)	(2,948)
Share of Associated Company's operating loss	(1,066,394)	(553,744)
Loss before taxation	(1,184,051)	(556,692)
Taxation		
- Company	-	-
- Associated Company	-	-
Loss after taxation	(1,184,051)	(556,692)
Retained By :		
By the Company	(117,657)	(2,948)
In Associated Company	(1,066,394)	(553,744)
	(1,184,051)	(556,692)

The Company's share of results of an associated company for current year is derived based on the unaudited management accounts of the associated company.

5. Amounts Owing By/(To) Related Parties

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operational decisions.

Amounts owing by/(to) related parties are interest free, unsecured and with no fixed terms of repayment.

6. Sundry Creditor & Accrual

	2003	2002
	S$	S$
Sundry creditor	8,972	8,952
Accrued expense	1,300	1,300
	10,272	10,252

7. Loss Before Taxation

This is determined after charging the following:	2003 S$	2002 S$
Auditors' remuneration	1,300	1,300
Exchange loss – non trade	116,227	-

There was no staff cost incurred during the financial year.

8. Holding Company

The Company deemed **AMSTEEL CORPORATION BERHAD**, a company incorporatec Malaysia, as its immediate and ultimate holding company.

9. Financial Risk Management

The Company's activities expose it to a variety of financial risks, including the effects changes in foreign currency exchange rates, interest rates and credit risks.

The financial risk management of the Company is carried out under policies approved by Board of Directors ("the Board"). The Board provides guidelines for overall risk managem as well as policies covering specific areas, such as foreign exchange risk, interest rate r credit risk, and investing excess liquidity, if any.

9. Financial Risk Management (cont'd)

(i) Foreign Exchange Risk

The Company has investment in a foreign associated company, Qingdao No. 1 Parkson Co. Ltd, a company incorporated in Republic of China whose net liabilities as at 30th June 2003 is exposed to currency translation risk since the Company's reporting currency is in Singapore dollars. Details of the accounting policy on the translation of the foreign associated company's financial statements are disclosed in Note 2(b).

The Company does not have a policy to hedge both the transaction and translation risks.

The Company does not enter into derivative forward foreign exchange contracts for hedging and speculative purposes.

(ii) Interest Rate Risk

The Company has no significant exposure to interest rate risk.

(iii) Credit Risk

The Company has no significant concentrations of credit risk.

(iv) Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding from the shareholders to finance the Company's operations and mitigate the effects of fluctuations in cash flows.

10. Fair Value of Financial Assets and Financial Liabilities

The carrying amounts of the financial assets and financial liabilities recorded in the financial statements represent their respective net fair value.

11. General

The Company is incorporated in Singapore with its registered office situated at 10 Arumugam Road #10-00 Lion Industrial Building Singapore 409957.

The principal activity of the Company is that of investment holding.

There have been no significant changes in the nature of these activities during the year.

PARKSON VENTURE PTE LTD
Detailed Profit and Loss Account
for the year ended 30th June 2003

	2003	2002
	S$	S$
INCOME	-	-
OPERATING EXPENSES		
Auditors' Remuneration	1,300	1,300
Exchange Loss - non-trade	116,227	
Legal and Professional Expenses	-	1,568
General Expenses	130	80
	(117,657)	(2,948)
LOSS FOR THE YEAR	(117,657)	(2,948)

This statement does not form part of the audited statutory accounts of the Company

1. HISTORY AND BUSINESS

PInvestment is principally an investment holding company. It commenced operations in April 1994. Its principal place of business and registered office is located at 10, Arumugum Road #10-00, Lion Industrial Building, Singapore 409957. Its subsidiaries, namely Rosenblum Investments Pte Ltd ("Rosenblum") is an investment holding company, whilst Parkson Retail Developments Co Ltd ("Parkson Retail") is principally involved in the operation of a Parkson departmental store located in the district of Beijing with a total trading area of 34,878 square metres. The store commenced operations in March 1994.

2. SHARE CAPITAL

The present authorised and issued and paid-up share capital of PInvestment as at 4 February 2004 are as follows:

Type	No. of ordinary shares	Par value SGD	Total SGD
Authorised	10,000,000	1.00	10,000,000
Issued and fully paid-up	10,000,000	1.00	10,000,000

3. CHANGES IN ISSUED AND PAID-UP SHARE CAPITAL

Details of changes to the issued and paid-up share capital of PInvestment since its incorporation are as follows:

Date of allotment	No. of ordinary shares	Par value SGD	Consideration	Cumulative issued and paid-up share capital SGD
14.10.92	2	1.00	Subscribers' shares	2
30.06.94	999,998	1.00	Cash	1,000,000
10.12.94	3,500,000	1.00	Cash	4,500,000
31.12.94	4,500,000	1.00	Cash	9,000,000
29.07.95	1,000,000	1.00	Cash	10,000,000

4. SUBSTANTIAL SHAREHOLDERS

The substantial shareholders (holding 5% or more of the issued and paid-up share capital) of PInvestment and their respective shareholdings in PInvestment as at 4 February 2004 are as follows:

Name	Nationality/ country of incorporation	←---Direct---→		←---Indirect---→	
		No of shares held	%	No of shares held	%
LAI	Singapore	3,000,000	30.00	-	-
SFSB	Malaysia	2,700,000	27.00	-	-
RETAIL	Malaysia	700,000	7.00	-	-
LLB Nominees	Malaysia	1,800,000	18.00	-	-
NPSB	Malaysia	1,800,000	18.00	-	-

5. BOARD OF DIRECTORS

None of the Directors of PInvestment has any interest, direct or indirect in PInvestment, as at 4 February 2004. The particulars of the Directors are as follows:

Name	Nationality	Designation
Joseph Thiang Thin Poh	Singaporean	Director
Cheng Yong Liang	Singaporean	Director

6. SUBSIDIARY AND ASSOCIATED COMPANIES

PInvestment does not have any associated company. The details of the subsidiary companies of PInvestment as at 4 February 2004 are as follows:

Name of company	Date and place of incorporation	Share/ Registered capital	Effective equity interest %	Principal activities
Rosenblum Investments Pte Ltd	26 February 2000, Singapore	SGD2	100.0	Investment holding
Parkson Retail Development Co Ltd *(formerly known as Beijing Parkson Light Industry Development Co Ltd)*	20 October 1993, PRC	USD 12,700,000	56.0*	Retailing and department store operators

* *14% of the equity interest is held through Rosenblum Investments Pte Ltd.*

7. PROFIT AND DIVIDEND RECORDS

The audited consolidated profit and dividend records of PInvestment for the past five (5) FYE 30 June 2003 and the unaudited results for the six (6) months ended 31 December 2003 are as follows:

FYE 30 June	<------------Audited------------>										Unaudited results for 6 months ended 31 December 2003	
	1999		2000		2001		2002		2003			
	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000
Turnover	121,171	268,878	151,056	329,755	207,386	430,326	192,188	411,667	169,746	365,633	99,226	220,382
PBT	4,701	10,432	9,236	20,162	14,057	29,168	16,589	35,534	18,432	39,703	14,154	31,437
Taxation	(1,903)	(4,223)	(3,048)	(6,654)	(5,662)	(11,749)	(5,497)	(11,775)	(6,498)	(13,997)	(4,264)	(9,471)
PAT before extraordinary items	2,798	6,209	6,188	13,508	8,395	17,419	11,090	23,759	11,934	25,706	9,890	21,966
Extraordinary items	432	959	-	-	-	-	-	-	-	-	-	-
PAT after extraordinary items but before MI	3,230	7,168	6,188	13,508	8,395	17,419	11,090	23,759	11,934	25,706	9,890	21,966
MI	(934)	(2,073)	(2,796)	(6,104)	(2,208)	(4,582)	(4,207)	(9,011)	11,934	(11,296)	3,808	(8,457)
PAT after extraordinary items and MI	2,296	5,095	3,392	7,404	6,187	12,837	6,883	14,748	6,689	14,410	6,082	13,509
No. of shares in issue ('000)	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000
Net EPS (RM)	0.23	0.51	0.34	0.74	0.62	1.28	0.69	1.47	0.67	1.44	1.22*	2.70*
Gross dividend rate (%)	-	-	-	-	-	-	-	-	-	-	-	-

* *Annualised*

Notes:

1. *There were no exceptional items during the financial years and financial period under review.*

2. *In FYE 1999, the significant increase in revenue was mainly due to the additional revenue from its newly completed business building at 37, Jinrong Street, Xincheng District, Beijing which is adjacent to its existing building which offered additional business floor area for its retail businesses. The extraordinary gain of SGD0.4 million (RM0.89 million) was due to dilution of interest in PInvestment's subsidiary company, i.e. Parkson Retail Development Co Ltd from 70% to 65%, whereby the 5% equity interest was transferred to its joint venture partner, China AC.*

3. *In FYE 2000 and 2001, the increase in revenue and PBT was due to the increase in occupancy rates in the new business building.*

4. *In FYE 2002, the marginal decrease in revenue was attributable to the decline in retailing revenue as a result of the enforcement of a new ruling in the PRC which prohibited retailers from selling cash vouchers to corporate entities.*

5. *For FYE 2003, lower revenue was recorded by PInvestment in its retail activities mainly due to the Severe Acute Respiratory Syndrome ("SARS") outbreak in the PRC. Nevertheless, profit for the retail activities was maintained at previous years' level as a result of good sales mix and improvement in the market sentiment and consumer's willingness to spend after the outbreak.*

6. *For the six (6) months ended 31 December 2003, the company recorded higher profits mainly due to the increase in sales in its retail outlet in Beijing during the festive season.*

8. AUDITED ACCOUNTS

The audited financial statements of PInvestment for the FYE 30 June 2003 together with the auditors' report thereon are reproduced in the ensuing pages.

The rest of this page is intentionally left blank

K.C. CHAN & CO
Certified Public Accountants

Office address: 139 Cecil Street #04-01
#04-01 Cecil House
Singapore 069539

Telephone : (65) 63247718
Telefax : (65) 62259110

AUDITORS' REPORT TO THE MEMBERS OF
PARKSON INVESTMENT PTE LTD

We have audited the accompanying balance sheets of PARKSON INVESTMENT PTE LTD and of the Group as at 30th June 2003, the profit and loss accounts, statement of changes in equity of the Company and of the Group and consolidated cash flow statement for the year then ended. The financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the accompanying accounts are properly drawn up in accordance with the provisions of the Companies Act and Statements of Accounting Standard and so as to give a true and fair view of:

  (i) the state of affairs of the Company and of the Group as at 30th June 2003 and of the results and changes in equity of the Company and of the Group and cash flows of the Group for the year ended on that date ; and

  (ii) the other matters required by section 201 of the Act to be dealt with in the accounts and consolidated accounts;

(b) the accounting and other records and the registers required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

We have considered the accounts and the auditors' reports of the subsidiaries of which we have not acted as auditors, being accounts included in the consolidated accounts. The names of these subsidiaries are indicated in Note 5 to the accounts.

We are satisfied that the accounts of the subsidiaries that have been consolidated with the accounts of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated accounts, and we have received satisfactory information and explanations as required by us for those purposes.

The Auditors' Report on the accounts of the subsidiaries were not subject to any qualification and in respect of the subsidiary incorporated in Singapore, did not include any comment made under Section 207(3) of the Act.

K.C.CHAN & CO
Certified Public Accountants

Singapore: 15 October 2003

Profit and Loss Accounts
for the year ended 30th June 2003

	Note	Group		Company	
		2003	2002	2003	2002
		S$	S$	S$	S$
TURNOVER	15	169,746,068	192,187,964	-	-
COST OF SALES		(125,541,524)	(152,733,492)	-	-
GROSS PROFIT		44,204,544	39,454,472	-	-
OTHER OPERATING INCOME	16	6,109,417	4,945,982	5,741,504	5,401,845
OPERATING EXPENSES					
SELLING & DISTRIBUTION		(7,733,336)	(5,770,004)	-	-
GENERAL & ADMINISTRATIVE		(24,164,083)	(18,495,123)	(2,867)	(5,119)
OPERATING PROFIT		18,416,542	20,135,327	5,738,637	5,396,726
FINANCE COSTS	17	(124,020)	(3,546,760)	-	-
PROFIT BEFORE TAXATION	18	18,292,522	16,588,567	5,738,637	5,396,726
TAXATION	19	(6,498,458)	(5,498,956)	(1,506)	(10,064)
PROFIT AFTER TAXATION		11,794,064	11,089,611	5,737,131	5,386,662
MINORITY INTEREST		(5,183,010)	(4,207,474)	-	-
PROFIT AFTER MINORITY INTEREST	4(c)	6,611,054	6,882,137	5,737,131	5,386,662

	Note	Group 2003 S$	Group 2002 S$	Company 2003 S$	Company 2002 S$
SHARE CAPITAL	4(a)	10,000,000	10,000,000	10,000,000	10,000,000
GENERAL RESERVES	4(b)	2,422,641	1,524,517	-	-
REVENUE RESERVES	4(c)	28,114,878	22,401,948	24,278,101	18,540,970
EXCHANGE REALIGNMENT ACCOUNT	4(d)	3,696,255	3,696,255	-	-
SHARE CAPITAL AND RESERVES	4	44,233,774	37,622,720	34,278,101	28,540,970
MINORITY INTEREST		9,942,775	9,420,254	-	-
		54,176,549	47,042,974	34,278,101	28,540,970
Represented by:					
SUBSIDIARY COMPANIES	5	-	-	18,879,958	18,879,958
FIXED ASSETS	6	67,636,480	71,885,172	-	-
DEFERRED EXPENDITURE	7	18,387,835	19,697,999	-	-
CURRENT ASSETS					
Stocks	8	4,966,736	4,401,120	-	-
Trade debtors		2,063,608	-	-	-
Other debtors & prepayments	9	4,684,776	8,108,788	-	-
Amount owing by ultimate holding company	10	10,595,326	72,945	10,595,326	72,945
Amounts owing by related companies	11	2,573,433	6,861,275	291,041	4,577,253
Amounts owing by related parties	12	17,539,052	9,954,414	5,546,212	-
Fixed deposit		2,159	-	2,159	-
Cash and bank balances		20,344,727	29,184,434	266,205	10,490,484
		62,769,817	58,582,976	16,700,943	15,140,682
LESS: CURRENT LIABILITIES					
Trade creditors		18,816,484	14,551,892	-	-
Other creditors & accruals	13	20,524,114	12,493,435	2,800	2,800
Amount owing to a subsidiary	5	-	-	-	131,976
Amounts owing to related companies	11	1,300,000	7,626,862	1,300,000	5,344,894
Amounts owing to related parties	12	51,279,709	51,953,356	-	-
Short term loan (unsecured)	14	1,060,000	14,840,000	-	-
Dividend payable		-	5,512	-	-
Provision for taxation		1,637,276	1,652,116	-	-
		94,617,583	103,123,173	1,302,800	5,479,670
NET CURRENT (LIABILITIES) / ASSETS		(31,847,766)	(44,540,197)	15,398,143	9,661,012
NET ASSETS		54,176,549	47,042,974	34,278,101	28,540,970

	Note	2003 S$	2002 S$
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before taxation		18,292,522	16,588,567
Adjustments for :			
Amortisation of deferred expenditure		1,310,584	1,795,852
Depreciation of fixed assets		5,141,000	4,819,608
Fixed assets written off		37,524	96,884
Interest received		(248,465)	(11,258)
Interest expenses		124,020	2,925,812
Exchange translation adjustment		-	656,094
Operating profit before working capital changes		24,657,185	26,871,559
(Increase)/decrease in stocks		(565,616)	1,199,640
Decrease/(Increase) in debtors		1,360,404	(4,494,824)
Increase in creditors		12,295,271	5,008,049
(Increase) in amount due by ultimate holding company		(10,522,381)	-
(Decrease)/Increase in related companies balances (net)		(2,039,020)	28,097,945
Decrease in related parties balances (net)		(8,258,285)	-
Cash generated from operations		16,927,558	56,682,369
Interest paid		(124,020)	(2,925,812)
Tax paid		(6,513,298)	(5,033,300)
Interest received		248,465	11,258
Net cash generated from operating activities		10,538,705	48,734,515
CASH FLOWS FROM INVESTING ACTIVITIES			
Deferred expenditure paid		(420)	-
Purchase of fixed assets		(929,832)	(109,816)
Cash used in investing activities		(930,252)	(109,816)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividend paid to minority interest		(4,666,001)	(4,051,681)
Repayment of bank loan		(13,780,000)	(41,074,896)
Net cash used in financing activities		(18,446,001)	(45,126,577)
NET (DECREASE)/INCREASE IN CASH		(8,837,548)	3,498,122
CASH AT BEGINNING OF THE YEAR		29,184,434	25,686,312
CASH AT END OF THE YEAR (NOTE A)		20,346,886	29,184,434

NOTE TO CONSOLIDATED CASH FLOW STATEMENT

A : Cash consist of cash and bank balances and fixed deposit.

These notes form an integral part of and should be read in conjunction with the accompanying accounts:-

1. Statement of Compliance

These accounts have been prepared in accordance with the Statements of Accounting Standard issued by the Institute of Certified Public Accountants of Singapore and the disclosure requirements of the Singapore Companies Act, Chapter 50.

2. **Significant Accounting Policies**

(a) **Basis of Accounting**

The accounts of the Group and the Company, expressed in Singapore dollars, have been prepared in accordance with the historical cost convention.

(b) **Basis of Consolidation**

The consolidated accounts include the accounts of the Company and its subsidiaries made up to the end of the financial year. Inter-company balances and transactions are eliminated in full on consolidation. Assets, liabilities and results of overseas subsidiary are translated into Singapore dollars on the basis outlined in paragraph (h) below.

(c) **Subsidiary Companies**

Shares in subsidiary companies are stated at cost in the Company's balance sheet. Provision is made if there has been any permanent diminution in value.

(d) **Fixed Assets and Depreciation**

Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated on the straight line method to write off the cost of the fixed assets over their estimated useful lives at the following annual rates :

Leasehold Lands & Buildings	- 4.5%
Office Equipment	- 20%
Computer Systems & Accessories	- 20%
Plant & Machinery	- 10%
Motor Vehicles	- 20%

Fully depreciated fixed assets are retained in the accounts until they are no longer in use.

(e) **Deferred Expenditure**

Deferred expenditure, comprising preproduction expense, is stated at cost less amounts amortised. It is amortised in equal amounts over a period of 3 years on commencement of operations / production.

2. Significant Accounting Policies (Cont'd)

(f) Stocks

Stocks are stated at the lower of cost and net realisable value after adequate provision has been made for all deteriorated, damaged, obsolete or slow-moving items. Cost consists of, where relevant, direct materials, direct labour, direct overheads and appropriate proportions of production overheads and is determined on a weighted average basis or by first-in first-out method.

(g) **Income Tax**

The tax expense is determined on the basis of tax effect accounting, using the liability method and is applied to all significant timing differences. Deferred tax benefits are not recognised unless there is reasonable expectation of realisation.

(h) **Foreign Currencies**

Monetary assets and liabilities denominated in foreign currencies are translated to Singapore dollars at the rates of exchange ruling at the balance sheet date. Transactions during the year are converted into Singapore dollars at the rates of exchange ruling on the transaction dates. Differences on exchange are included in the profit and loss. The financial statements of the foreign subsidiary are translated at the exchange rates ruling at the balance sheet date. Differences on exchange arising from the retranslation of the opening net investment in the foreign subsidiary are taken directly to the exchange realignment account.

(i) **Revenue Recognition**

Trading income from sale of goods is recognised upon passage of title to the customer which generally coincides with their delivery and acceptance. Dividend income is recognised on receipt basis.

3. Ultimate Holding Company

The ultimate holding company is **AMSTEEL CORPORATION BERHAD**, a company incorporated in Malaysia.

4. Statement of Changes in Equity

	Group 2003 S$	Group 2002 S$	Company 2003 S$	Company 2002 S$
(a) Share Capital				
Ordinary shares of S$1 each				
Authorised :-				
10,000,000 shares at beginning and end of the year	10,000,000	10,000,000	10,000,000	10,000,000
Issued and fully paid :-				
10,000,000 shares at beginning and end of the year	10,000,000	10,000,000	10,000,000	10,000,000
(b) General Reserve (non-distributable)				
Balance at beginning of the year	1,524,517	701,375	-	-
Transfer from Profit and Loss Account	898,124	1,049,400	-	-
Transfer to minority interest	-	(17,650)	-	-
Translation difference	-	(208,608)	-	-
Balance at the end of the year	2,422,641	1,524,517	-	-
(c) Revenue Reserve (distributable)				
Balance at beginning of the year	22,401,948	16,569,211	18,540,970	13,154,308
Profit after minority interest	6,611,054	6,882,137	5,737,131	5,386,662
Transfer to general reserve	(898,124)	(1,049,400)	-	-
Balance at the end of the year	28,114,878	22,401,948	24,278,101	18,540,970
(d) Exchange Realignment Account (non-distributable)				
Balance at beginning of the year	3,696,255	4,905,079	-	-
Net movement during the year	-	(1,208,824)	-	-
Balance at the end of the year	3,696,255	3,696,255	-	-
Distributable reserves	28,114,878	22,401,948	24,278,101	18,540,970
Non-distributable reserves	6,118,896	5,220,772	-	-
Total Reserves	34,233,774	27,622,720	24,278,101	18,540,970
Share Capital And Reserves	44,233,774	37,622,720	34,278,101	28,540,970

5. Subsidiary Companies

	Company	
	2003	2002
	S$	S$
Unquoted investments at cost	18,879,958	18,879,958

Details of the subsidiary companies are :

Name of Company (Country of Incorporation / Business)	Cost of Investment		Group's Effective Equity Control		Principal activities
	2003 S$	2002 S$	2003	2002	
Parkson Retail Development Co. Ltd (formerly known as Beijing Parkson Light Industrial Development Co. Ltd) ("BPLID") (People's Republic of China)	18,879,956	18,879,956	65%	65%	Retailing and departmental store operators
Rosenblum Investments Pte Ltd. (Singapore)	2	2	100%	100%	Dormant
	18,879,958	18,879,958			

Pursuant to the joint venture agreement, the Company's capital contribution to the capital of **BPLID** is US$12,700,000, whilst the Chinese Partner provides the joint venture company with properties for its retailing business, management and related services at agreed rates. The Chinese Partner contributed RMB33,490,000 (S$6,497,060) for the share capital of **BPLID** in 1999.

Pursuant to the board resolution dated June 2001, the Company's share of profit after taxation of BPLID was reduced from 65% to 56%.

The non trade amount owing to a subsidiary is unsecured, interest-free and with no fixed term of repayment.

6. Fixed Assets

Group	Leasehold Lands and Buildings	Office equipment, Computer systems & accessories	Plant & Machinery	Motor vehicles	Total
Cost	S$	S$	S$	S$	S$
At 1.7.2002	77,072,600	1,632,188	13,625,876	409,160	92,739,824
Additions	-	213,484	336,444	126,776	676,704
Reclassification	-	-	358,704	-	358,704
Written off	-	(23,956)	(55,332)	(192,284)	(271,572)
At 30.6.2003	77,072,600	1,821,716	14,265,692	343,652	93,503,660
Accumulated Depreciation					
At 1.7.2002	16,036,316	1,082,896	3,373,132	362,308	20,854,652
Charge for the year	3,085,024	198,432	1,845,248	12,296	5,141,000
Written off	-	(20,988)	(40,068)	(172,992)	(234,048)
Reclassification	-	-	105,576	-	105,576
At 30.6.2003	19,121,340	1,260,340	5,283,888	201,612	25,867,180
Net Book Value					
At 30.06.2003	57,951,260	561,376	8,981,804	142,040	67,636,480
At 30.06.2002	61,036,284	549,292	10,252,744	46,852	71,885,172
Depreciation Charge 2002	3,085,024	196,100	1,530,428	8,056	4,819,608

7. Deferred Expenditure

	Group 2003	Group 2002
	S$	S$
Deferred Expenditure, at cost	22,357,536	22,357,116
Accumulated amortisation	(3,106,436)	(1,795,852)
Translation difference	(863,265)	(863,265)
Balance at end of the year	18,387,835	19,697,999
Movement in accumulated amortisation :		
Balance at beginning of the year	1,795,852	-
Charge during the year	1,310,584	1,795,852
Balance at end of the year	3,106,436	1,795,852

8. Stocks

	Group 2003	Group 2002
	S$	S$
Stocks comprise :		
Raw material	66,356	-
Finished goods	4,900,380	4,401,120
	4,966,736	4,401,120

9. Other Debtors & Prepayments

	Group	
	2003	2002
	S$	S$
Other debtors	3,427,616	7,008,296
Advances to suppliers	1,257,160	1,031,168
Prepayments	-	69,324
	4,684,776	8,108,788

10. Amounts Owing By Ultimate Holding Company

The advance to ultimate holding company is unsecured , interest-free and with no fixed term of repayment.

11. Amounts Owing By/(To) Related Companies

These advances owing by/(to) related companies are unsecured, interest-free and with no fixed terms of repayment.

12. Amounts Owing By/(To) Related Parties

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

These advances owing by/(to) related parties are unsecured, interest-free and have no fixed terms of repayment.

13. Other Creditors & Accruals

	Group		Company	
	2003	**2002**	**2003**	**2002**
	S$	**S$**	**S$**	**S$**
Accrued operating expenses	3,407,234	1,545,662	2,800	2,800
Other creditors	15,477,484	9,902,401	-	-
Advances from customers	1,639,396	1,045,372	-	-
	20,524,114	12,493,435	2,800	2,800

14. Short Term Loan (Unsecured)

The short term loan granted to the subsidiary is secured by letter of guarantees provided by certain related companies within the **LION GROUP**. The short term loan carries interest rate of 9.5% (2002: 9.5%) per annum.

15. Turnover

Group
Turnover represents invoiced trading sales of the subsidiary during the financial year.

16. Other Operating Income

	Group		Company	
	2003	2002	2003	2002
	S$	S$	S$	S$
Dividend received from subsidiary (gross)	-	-	5,722,635	5,390,587
Interest on ACU account	229,596	632,206	-	11,258
Interest on fixed deposit	18,829	-	18,829	-
Interest on current account	40	-	40	-
Rental income	5,816,432	4,275,192	-	-
Sundry income	44,520	38,584	-	-
	6,109,417	4,945,982	5,741,504	5,401,845

17 Finance Costs

	Group		Company	
	2003	2002	2003	2002
	S$	S$	S$	S$
Short Term loan interest	124,020	-	-	-
Other interest	-	3,546,760	-	-
	124,020	3,546,760	-	-

18. Profit Before Taxation

	Group		Company	
	2003	2002	2003	2002
	S$	S$	S$	S$
This is determined after charging / (crediting) the following:-				
Auditors' remuneration				
- Auditors of the Company – current year	2,800	2,800	2,800	2,800
- overprovision in prior year	(200)	-	(200)	-
- Other auditors	26,500	139,284	-	-
Amortisation of deferred expenditure	1,310,584	1,795,852	-	-
Depreciation of fixed assets	5,141,000	4,819,608	-	-
Fixed assets written off	37,524	96,884	-	-
Loss on exchange difference	1,908	-	-	-
Gain on exchange difference	-	(848)	-	-
Stock written off	63,812	189,952	-	-
Provision for doubtful debts (non-trade)	-	16,748	-	-
Staff costs	6,262,268	6,004,052	-	-
Number of employees at the end of year	579	501	-	-

Staff costs include staff salaries, wages and employees service expenses.

19. Taxation

The tax charge on the profit for the year is made up as follows :

	Group		Company	
	2003	2002	2003	2002
	S$	S$	S$	S$
Based on current year's result				
Overseas income tax	6,496,952	5,488,892	-	-
Underprovision in prior years				
Singapore income tax	1,506	10,064	1,506	10,064
	6,498,458	5,498,956	1,506	10,064

The income tax expense on the results for the financial year varies from the amount of income tax determined by applying the Singapore standard rate of income tax to profit before taxation due to the following factors:-

	Group		Company	
	2003	2002	2003	2002
	S$	S$	S$	S$
Profit before taxation for the year	18,432,018	16,588,567	5,738,637	5,396,726
Taxation on profit before taxation for the year at 22%	4,055,044	3,649,485	1,262,500	1,187,280
Adjustments				
Overseas income tax	6,496,952	5,488,892	-	-
Income not subjected to tax - Singapore	(1,258,979)	(1,185,930)	(1,258,97)	(1,185,93)
- Overseas subsidiary (net)	(2,792,544)	(2,462,205)	-	-
Income tax under provided in prior year	1,506	10,064	1,506	10,064
Tax effect on exempt amount	(2,311)	(1,013)	(2,311)	(1,013)
Others	(1,210)	(337)	(1,210)	(337)
	6,498,458	5,498,956	1,506	10,064

20. Financial Risk Management

The Company's activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates, interest rates and credit risks.

The financial risk management of the Company is carried out under policies approved by the Board of Directors ("the Board"). The Board provides guidelines for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, and investing excess liquidity, if any.

20. Financial Risk Management (Cont'd)

(i) Foreign Exchange Risk

The Group has investment in a foreign subsidiary, whose net assets are exposed to currency translation risk since the Group's reporting currency is in Singapore dollars. Details of the accounting policy on the translation of the foreign subsidiary's financial statements are disclosed in Note 2(h).

The Group and the Company does not have a policy to hedge both the transaction and translation risks.

The Group and the Company do not enter into derivative forward foreign exchange contracts for hedging and speculative purposes.

(ii) Interest Rate Risk

The Group and Company are exposed to interest rate risk through the impact of rate changes on interest bearing debts and credit facilities with banks. The Group and Company's policy is to manage its interest cost using a mix of fixed and variable rate debt.

(iii) Credit Risk

The Group and Company have no significant concentrations of credit risk. The Group and Company have policies in place to ensure that sales of products and services rendered are made to customers with adequate financial standing and appropriate credit history.

(iv) Liquidity Risk

In the management of liquidity risk, the Group and the Company monitors and maintains the availability of its funding through borrowing and lending from/to related companies to finance its operations and mitigate the effects of fluctuations in cash flows.

21. Fair Value of Financial Assets and Financial Liabilities

The carrying amounts of the financial assets and financial liabilities recorded in the financial statements represent their respective net fair value.

22. General

The Company is incorporated in Singapore with its registered office situated at 10 Arumugam Road #10-00 Lion Industrial Building Singapore 409957.

The principal activity of the Company is that of investment holding. The principal activities of its subsidiaries are indicated in Note 5 to the accounts.

There have been no significant changes in the nature of these activities during the financial year.

23. Subsequent events

Subsequent to the balance sheet date, the Company's share of profit after taxation of Parkson Retail Development Co. Ltd (formerly known as Beijing Parkson Light Industrial Development Co. Ltd) ("BPLID") was further reduced from 56% to 42%.

PARKSON INVESTMENT PTE LTD
Detailed Profit and Loss Account
for the year ended 30th June 2003

	2003 S$	2002 S$
INCOME		
Dividend received from subsidiary (gross)	5,722,635	5,390,587
Interest income	18,869	11,258
	5,741,504	5,401,845
OPERATING EXPENSES		
Auditors' remuneration - current year	2,800	2,800
- overprovsion for last year	(200)	-
Bank charges	267	7
Entertainment expenses	-	634
General expenses	-	110
Legal & professional expenses	-	1,568
	(2,867)	(5,119)
PROFIT FOR THE YEAR	5,738,637	5,396,726

This statement does not form part of the audited statutory accounts of the Company

INFORMATION ON PMANAGEMENT

1. HISTORY AND BUSINESS

PManagement is an investment holding company. It commenced operations in May 1994. Its principal place of business and registered office is located at 10, Arumugum Road #10-00, Lion Industrial Building, Singapore 409957. Its subsidiary company, namely Sichuan Hezheng Parkson Plaza Co Ltd is principally involved in the operation of a Parkson departmental store, located in the district of Sichuan with a total trading area of 7,270 square metres. The store commenced operations in January 1995.

2. SHARE CAPITAL

The present authorised and issued and paid-up share capital of PManagement as at 4 February 2004 are as follows:

Type	No. of ordinary shares	Par value SGD	Total SGD
Authorised	5,000,000	1.00	5,000,000
Issued and fully paid-up	4,500,000	1.00	4,500,000

3. CHANGES IN ISSUED AND PAID-UP SHARE CAPITAL

Details of changes to the issued and paid-up share capital of PManagement since its incorporation are as follows:

Date of allotment	No. of ordinary shares	Par value SGD	Consideration	Cumulative issued and paid-up share capital SGD
26.05.93	2	1.00	Subscribers' shares	2
31.12.94	98	1.00	Cash	100
01.09.95	4,499,900	1.00	Cash	4,500,000

4. SUBSTANTIAL SHAREHOLDERS

The substantial shareholders (holding 5% or more of the issued and paid-up share capital) of PManagement and their respective shareholdings in PManagement as at 4 February 2004 are as follows:

Name	Nationality/ country of incorporation	←----Direct----→		←----Indirect---→	
		No of shares held	%	No of shares held	%
NPSB	Malaysia	3,150,000	70.00	-	-
LAI	Singapore	1,350,000	30.00	-	-

5. **BOARD OF DIRECTORS**

None of the Directors of PManagement has any interest, direct or indirect in PManagement as at 4 February 2004. The particulars of Directors are as follows:

Name	Nationality	Designation
Cheng Theng Kee	Singaporean	Director
Cheng Yong Kwang	Singaporean	Director

6. SUBSIDIARY AND ASSOCIATED COMPANIES

PManagement does not have any associated company. The details of the subsidiary company of PManagement as at 4 February 2004 are as follows:

Name of company	Date and place of incorporation	Registered capital	Effective equity interest %	Principal activities
Sichuan Hezheng Parkson Plaza Co Ltd	3 March 1994, PRC	Rmb40,000,000	90.0	Retailing and department store operators

7. PROFIT AND DIVIDEND RECORDS

The audited consolidated profit and dividend records of PManagement for the past five (5) FYE 30 June 2003 and the unaudited results for the six (6) months ended 31 December 2003 are as follows:

FYE 30 June	<---Audited								--->	Unaudited results for 6 months ended 31 December 2003	
	1999		2000		2001		2002		2003		
	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000
Turnover	30,232	67,085	38,776	84,648	37,560	77,937	29,541	63,277	18,721	40,325	11,135	24,731
PBT/(LBT)	251	557	456	995	2,091	4,339	804	1,722	205	442	(50)	(112)
Taxation	-	-	-	-	-	-	-	-	(150)	(323)	-	-
PAT/(LAT) before MI	251	557	456	995	2,091	4,339	804	1,722	55	119	(50)	(112)
MI	(25)	(55)	(46)	(100)	(209)	(434)	(81)	(174)	(6)	(13)	(2)	(5)
PAT/(LAT) after MI	226	502	410	895	1,882	3,905	723	1,548	49	106	(53)	(117)
No. of shares in issue ('000)	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500	4,500
Net EPS/(LPS) (sen)	5.01	11.16	9.12	19.89	41.82	86.78	16.06	34.40	1.09	2.36	(2.36)*	(5.20)*
Gross dividend rate (%)	-	-	-	-	-	-	-	-	-	-	-	-

* *Annualised*

Notes:

1. *There were no exceptional items and extraordinary items during the financial years and financial period under review.*

2. *In FYE 1999, a higher revenue was recorded by PManagement as a result of expansion of selected departments with higher profit margins. However, a lower PBT was recorded due to the expenses incurred for the expansion.*

3. *In FYE 2000, a higher revenue and PBT was recorded as a result of good sales mix with higher profit margin.*

4. *In FYE 2001, a lower revenue was recorded mainly due to the stiff competition from new departmental stores in the vicinity. Nevertheless, a higher PBT was recorded as a result of lower operating expenses.*

5. *In FYE 2002, a lower revenue and PBT was recorded mainly attributable to closure of certain retail floors for renovation and refurbishment.*

6. *In FYE 2003, the significant decrease in revenue and PBT was attributable to the reduction in consumer's spending as a result of the SARS outbreak.*

7. *For the six (6) months ended 31 December 2003, despite higher revenue earned, PManagement recorded losses due to the higher advertising and promotional expenses incurred as a result of stiffer competition from other departmental stores in the vicinity in Sichuan, PRC.*

8. AUDITED ACCOUNTS

The audited financial statements of PManagement for the FYE 30 June 2003 together with the auditors' report thereon are reproduced in the ensuing pages.

The rest of this page is intentionally left blank

Office address: 139 Cecil Street, #04-01 Cecil House
Singapore 069539

Telephone : (65) 63247718
Telefax : (65) 62259110

AUDITORS' REPORT TO THE MEMBERS OF
PARKSON MANAGEMENT PTE LTD

We have audited the accompanying balance sheets of the PARKSON MANAGEMENT PTE LTD and of the Group as at 30th June 2003, the profit and loss accounts, statement of changes in equity and consolidated cash flow statement for the year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the accompanying financial statements are properly drawn up in accordance with the provisions of the Companies Act and Statements of Accounting Standard and so as to give a true and fair view of:

(i) the state of affairs of the Company and of the Group as at 30th June 2003 and of the results and changes in equity of the Company and of the Group and cash flows of the Group for the year then ended ; and

(ii) the other matters required by section 201 of the Act to be dealt with in the accounts and consolidated accounts;

(b) the accounting and other records and the registers required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

We have considered the accounts and the auditors' report of the subsidiary of which we have not acted as auditors. The name of the subsidiary is SICHUAN HEZHENG PARKSON PLAZA CO LTD, a company incorporated in The People's Republic of China.

We are satisfied that the accounts of the subsidiary which have been consolidated with the accounts of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated accounts, and we have received satisfactory information and explanations as required by us for those purposes.

The Auditors' Report on the accounts of the subsidiary was not subject to any qualification.

K.C. CHAN & CO
Certified Public Accountants

Singapore : 15 OCT 2003

	Note	Group 2003 S$	Group 2002 S$	Company 2003 S$	Company 2002 S$
Turnover	14	18,721,296	29,540,928	-	-
Cost of sales		(14,343,708)	(22,633,544)	-	-
Gross profit		4,377,588	6,907,384	-	-
Other Operating Income	15	616,284	403,648	-	-
Operating expenses					
Selling & distribution		(335,808)	(673,100)	-	-
General & administration		(4,411,473)	(5,821,969)	(2,720)	(4,688)
Operating profit		246,591	815,963	(2,720)	(4,688)
Finance costs	16	(41,340)	(12,508)	-	-
Profit/(Loss) before taxation	17	205,251	803,455	(2,720)	(4,688)
Taxation	18	(150,307)	-	-	-
Profit / (Loss) after taxation		54,944	803,455	(2,720)	(4,688)
Minority interest		(5,766)	(80,815)	-	-
Profit / (Loss) after minority interest	4 (b)	49,178	722,640	(2,720)	(4,688)

PARKSON MANAGEMENT PTE LTD
AND ITS SUBSIDIARY
Balance Sheets
As at 30th June 2003

	Note	Group 2003 S$	Group 2002 S$	Company 2003 S$	Company 2002 S$
SHARE CAPITAL	4(a)	4,500,000	4,500,000	4,500,000	4,500,000
REVENUE RESERVES	4(b)	1,286,812	1,237,634	728,109	730,829
EXCHANGE REALIGNMENT ACCOUNT	4(c)	557,518	557,518	-	-
SHAREHOLDERS' EQUITY	4	6,344,330	6,295,152	5,228,109	5,230,829
MINORITY INTEREST		839,011	833,245	-	-
		7,183,341	7,128,397	5,228,109	5,230,829
Represented by:					
FIXED ASSETS	5	2,093,924	1,537,636	-	-
INTEREST IN SUBSIDIARY COMPANY	6	-	-	10,668,480	10,668,480
DEFERRED EXPENDITURE	7	1,096,252	1,747,304	-	-
CURRENT ASSETS					
Trading stocks		223,660	460,252	-	-
Sundry debtors and prepayments	8	949,222	299,344	-	-
Amount owing by related companies	9	3,204,950	4,545,744	1,872,000	1,872,000
Amount owing by related parties	10	2,384,576	1,789,704	-	-
Fixed deposits	13	5,512,000	6,360,000	-	-
Cash and bank balances	13	2,041,232	4,774,334	2,428	2,638
		14,315,640	18,229,378	1,874,428	1,874,638
LESS: CURRENT LIABILITIES					
Trade creditors		1,909,060	3,419,772	-	-
Sundry creditors and accruals	11	1,008,598	1,693,114	8,382	8,562
Amount owing to related companies	9	-	6,020,588	-	-
Amount owing to related parties	12	7,404,817	3,252,447	7,306,417	7,303,727
		10,322,475	14,385,921	7,314,799	7,312,289
NET CURRENT ASSETS/(LIABILITIES)		3,993,165	3,843,457	(5,440,371)	(5,437,651)
NET ASSETS		7,183,341	7,128,397	5,228,109	5,230,829

	2003 S$	2002 S$
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit before taxation	205,251	803,455
Adjustments for:		
Depreciation	274,964	285,564
Amortisation of deferred expenditure	651,052	648,508
Fixed assets written off	25,228	3,392
Interest expenses	41,340	12,508
Interest income	(127,836)	(146,068)
Exchange translation adjustment	-	(143,055)
Operating profit before working capital changes	1,069,999	1,464,304
Decrease in stocks	236,592	207,888
(Increase)/Decrease in debtors	(649,878)	320,244
(Decrease)/Increase in creditors	(2,195,228)	466,744
Related companies balances (net)	(4,679,794)	1,215,478
Related parties balances (net)	3,557,498	-
Cash (used in)/generated from operations	(2,660,811)	3,674,658
Interest paid	(41,340)	(12,508)
Tax paid	(150,307)	(97,944)
Interest received	127,836	146,068
Net cash (used in)/generated from operating activities	(2,724,622)	3,710,274
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(856,480)	(343,228)
Additional deferred expenditure	-	(63,600)
Net cash used in investing activities	(856,480)	(406,828)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(3,581,102)	3,303,446
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	11,134,334	7,830,888
CASH AND CASH EQUIVALENTS AT END OF THE YEAR (NOTE 13)	7,553,232	11,134,334

These notes form an integral part of and should be read in conjunction with the accompanying accounts:-

1. Statement of Compliance

These accounts have been prepared in accordance with the Statements of Accounting Standard issued by the Institute of Certified Public Accountants of Singapore and the disclosure requirements of the Singapore Companies Act, Chapter 50.

2. **Significant Accounting Policies**

(a) **Basis of Accounting**

The accounts of the Company and of the Group expressed in Singapore dollars are prepared in accordance with the historical cost convention.

(b) **Basis of Consolidation**

The consolidated accounts include the accounts of the Company and its foreign subsidiary made up to the end of the financial year. All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

(c) **Subsidiary Company**

Shares in subsidiary company is stated at cost in the Company's balance sheet. Provision is made if there has been any permanent diminution in value.

(d) **Fixed Assets and Depreciation**

Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated on the straight line method to write off the cost of the fixed assets over their estimated useful lives at the following annual rates:-

Residential Apartment	-	2%
Renovation	-	20%
Office Equipment, Furniture & Fittings, Computer Accessories	-	20%
Motor Vehicles	-	20%
Plant & Machinery	-	10% - 20%

Renovation in progress is stated at cost. Expenditure relating to the renovation are capitalised when incurred. Depreciation will commence when the renovation work is completed.

2. Significant Accounting Policies (Con'td)

(e) Related Party

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(f) **Deferred Expenditure**

Deferred expenditure, comprising preproduction and preliminary expenses, is stated at cost less amounts amortised. It is amortised in equal amounts over a period of 5 years on commencement of operations / production.

(g) **Trading Stocks**

Trading stocks are stated at the lower of cost and net realisable value after adequate provision has been made for all deteriorated, damaged, obsolete or slow-moving items. Cost is determined on a weighted average basis or by first-in first-out method.

(h) **Income Tax**

The tax expense is determined on the basis of tax effect accounting, using the liability method and is applied to all significant timing differences. Deferred tax benefits are not recognised unless there is reasonable expectation of their realisation.

(i) **Foreign Currencies**

Monetary assets and liabilities denominated in foreign currencies are translated into Singapore dollars at the rate of exchange ruling at balance sheet date. Transactions during the year are converted into Singapore dollars at the rates of exchange ruling on transaction dates. Differences on exchange are included in the profit and loss account.

The financial statements of the foreign subsidiary are translated at the exchange rates ruling at the balance sheet date. Differences on exchange arising from the translation of the opening net investment in the foreign subsidiary are taken directly to the exchange realignment account.

(j) **Revenue Recognition**

Trading income from sale of goods is recognised upon passage of title to the customer which generally coincides with their delivery and acceptance.

3. Holding Companies

The Company's immediate and ultimate holding companies are **NATVEST PARKSON SDN BHD** and **AMSTEEL CORPORATION BERHAD**, respectively. Both companies are incorporated in Malaysia.

4. Statement of Changes in Equity

	Group		Company	
	2003	2002	2003	2002
	S$	S$	S$	S$
(a) Share Capital				
Ordinary shares of S$1 each				
Authorised :-				
5,000,000 shares at beginning and end of the year	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid :-				
4,500,000 shares at beginning and end of the year	4,500,000	4,500,000	4,500,000	4,500,000
(b) Revenue Reserve				
Balance at beginning of the year	1,237,634	514,994	730,829	735,517
Profit/(loss) after minority interest	49,178	722,640	(2,720)	(4,688)
Balance at the end of the year	1,286,812	1,237,634	728,109	730,829
(c) Exchange Realignment Account (Non-distributable)				
Balance at beginning of the year	557,518	813,059	-	-
Net translation adjustment during the year	-	(255,541)	-	-
Balance at the end of the year	557,518	557,518	-	-
Total Reserves	1,844,330	1,795,152	728,109	730,829
Shareholders' equity	6,344,330	6,295,152	5,228,109	5,230,829

5. Fixed Assets

Group

	Residential Apartment S$	Renovation S$	Office Equipment, Furniture & Fittings, Computer Accessories S$	Motor Vehicles S$	Plant & Machinery S$	Total S$
Cost						
At 1st July 2002	132,288	313,760	1,218,152	125,716	1,738,824	3,528,740
Additions	-	830,616	25,864	-	-	856,480
Write-off	-	-	(25,228)	-	-	(25,228)
At 30th June 2003	132,288	1,144,376	1,218,788	125,716	1,738,824	4,359,992
Accumulated Depreciation						
At 1st July 2002	37,100	-	726,524	90,736	1,136,744	1,991,104
Depreciation charge	5,936	-	103,244	11,236	154,548	274,964
At 30th June 2003	43,036	-	829,768	101,972	1,291,292	2,266,068
Net Book Value						
At 30th June 2003	89,252	1,144,376	389,020	23,744	447,532	2,093,924
At 30th June 2002	95,188	313,760	491,628	34,980	602,080	1,537,636
Depreciation - 2002	5,936	-	111,724	11,448	156,456	285,564

6. Interest In Subsidiary Company

		Company	
		2003	2002
		S$	S$
(a)	Unquoted Equity Shares, at cost	6,434,880	6,434,880
	Amount owing by Subsidiary – Non trade	4,233,600	4,233,600
		10,668,480	10,668,480

The non-trade amount is unsecured, interest free and with no fixed terms of repayment.

(b) Details of the subsidiary company are :

Name of Company (Country of Incorporation / Business)	**Cost of Investment**		**Percentage of Equity held**		**Principal Activities**
	2003 RMB	**2002 RMB**	**2003**	**2002**	
Sichuan Hezheng Parkson Plaza Co Ltd (Incorporated in China)	36,000,000	36,000,000	90%	90%	Retailers and departmental store operators.

7. **Deferred Expenditure**

	Group	
	2003	**2002**
	S$	**S$**
At cost	6,457,520	6,457,520
Less: Accumulative Amortisation		
Balance at beginning of the year	4,710,216	3,973,700
Charge for the year	651,052	648,508
Translation difference	-	88,008
Balance at end of the year	(5,361,268)	(4,710,216)
	1,096,252	1,747,304

8. Sundry Debtors and Prepayments

	Group	
	2003	2002
	S$	S$
Tax recoverable	19,504	15,688
Other receivables	923,994	205,852
Prepayments	5,724	77,804
	949,222	299,344

9. Amounts Owing By / (To) Related Companies

Amount owing by / (to) related companies are non trade in nature, unsecured, interest-free and with no fixed terms of repayment.

10. Amounts Owing By Related Parties

	Group	
	2003	**2002**
	S$	**S$**
Non trade in nature	2,351,716	1,766,384
Trade in nature	33,920	23,956
Less: Provision for doubtful debts	(1,060)	(636)
	32,860	23,320
	2,384,576	1,789,704
Movement in provision for doubtful debts:		
Balance at beginning of the year	636	-
Provision made during the year	424	636
Balance at end of the year	1,060	636

The non-trade amount owing by related parties are unsecured, interest-free and with no fixed terms of repayment.

11. Sundry Creditors and Accruals

	Group		Company	
	2003	2002	2003	2002
	S$	S$	S$	S$
Sundry Creditors	808,626	752,426	5,782	5,762
Accrued Operating Expenses	199,972	940,688	2,600	2,800
	1,008,598	1,693,114	8,382	8,562

12. Amounts Owing To Related Parties

These advances owing to related parties are non trade in nature, unsecured, interest-free and with no fixed terms of repayment.

13. Cash and Cash Equivalents

	Group	
	2003	2002
	S$	S$
Fixed deposits	5,512,000	6,360,000
Cash & bank balances	2,041,232	4,774,334
	7,553,232	11,134,334

14. Turnover

This represents invoiced trading sales of the Group during the financial year.

15. Other Operating Income

	Group	
	2003	2002
	S$	S$
Interest income	127.836	146.068
Insurance claims recoveries	-	8,692
Consultancy & management fee	304,008	-
Other income	184,440	248,888
	616,284	403,648

16. Finance Costs

	Group	
	2003	2002
	S$	S$
Other interest paid to related companies	41,340	12,508

17. Profit/(Loss) Before Taxation

	Group		Company	
	2003	2002	2003	2002
	S$	S$	S$	S$
This is determined after charging the following:-				
Auditors' remuneration-the Company	2,400	2,800	2,400	2,800
-Other auditors	2,120	2,210	-	-
Amortisation of deferred expenditure	651,052	648,508	-	-
Depreciation	274,964	285,564	-	-
Fixed assets written off	25,228	3,392	-	-
Provision for doubtful debt-trade	424	-	-	-
Staff costs	472,124	797,968	-	-
Number of employees at the end of year	140	175	-	-

Staff costs include staff salaries, wages, employees services expenses, etc.

18. Taxation

Group

In 2002, in spite of the Group's profit, no income tax was payable mainly because there was no taxation charge for the foreign subsidiary company.

19. Financial Risk Management

The Group's activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates, interest rates and credit risks.

The financial risk management of the Group is carried out under policies approved by the Board of Directors ("the Board"). The Board provides guidelines for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, and investing excess liquidity, if any.

(i) Foreign Exchange Risk

The Group has investment in a foreign subsidiary Sichuan Hezheng Parkson Plaza Co Ltd, a company incorporated in Republic of China whose net assets of S$8,390,112 (RMB 39,576,000) as at 30th June 2003 is exposed to currency translation risk since the Group's reporting currency is in Singapore dollars. Details of the accounting policy on the translation of the foreign subsidiary's financial statements are disclosed in Note 2(i).

The Group does not have a policy to hedge both the transaction and translation risks.

The Company does not enter into derivative forward foreign exchange contracts for hedging and speculative purposes.

(ii) Interest Rate Risk

The Group has no significant exposure to interest rate risk except from those that arise from the Group and Company's bank accounts.

(iii) Credit Risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services rendered are made to customers with adequate financial standing and appropriate credit history.

(iv) Liquidity Risk

In the management of liquidity risk, the Group monitors and maintains a level of bank balances deemed adequate by the Group to finance its operations and mitigate the effects of fluctuations in cash flows.

20. Fair Value of Financial Assets and Financial Liabilities

The carrying amounts of the financial assets and financial liabilities recorded in the financial statements represent their respective net fair value.

21. General

The Company is incorporated in the Republic of Singapore with its registered office situated at 10 Arumugam Road #10-00 Lion Industrial Building Singapore 409957.

The principal activity of the Company is that of investment holding. The principal activities of the subsidiary is stated in Note 6 (b) to the accounts.

There have been no significant changes in the nature of these activities during the financial year.

	2003	2002
	S$	S$
INCOME	-	-
LESS: OPERATING EXPENSES		
Auditors' Remuneration		
- current year	2,600	2,800
- overprovision in prior year	(200)	-
Bank Charges	210	210
General Expenses	110	110
Legal fees	-	1,568
	(2,720)	(4,688)
LOSS FOR THE YEAR	(2,720)	(4,688)

This statement does not form part of the audited statutory accounts of the Company

INFORMATION ON PSUPPLIES

1. HISTORY AND BUSINESS

PSupplies is principally an investment holding company. It commenced operations in July 1995. Its principal place of business and registered office is located at 10, Arumugum Road #10-00, Lion Industrial Building, Singapore 409957. Its subsidiary company, namely Chongqing Wangyu Parkson Plaza Co Ltd is principally involved in the operation of a Parkson departmental store, located in the district of Chongqing with a total trading area of 7,560 square metres. The store commenced operations in December 1995 .

2. SHARE CAPITAL

The present authorised and issued and paid-up share capital of PSupplies as at 4 February 2004 are as follows:

Type	No. of ordinary shares	Par value SGD	Total SGD
Authorised	100,000	1.00	100,000
Issued and fully paid-up	100	1.00	100

3. CHANGES IN ISSUED AND PAID-UP SHARE CAPITAL

Details of changes to the issued and paid-up share capital of PSupplies since its incorporation are as follows:

Date of allotment	No. of ordinary shares	Par value SGD	Consideration	Cumulative issued and paid-up share capital SGD
27.08.93	2	1.00	Subscribers' shares	2
30.06.96	98	1.00	Cash	100

4. SUBSTANTIAL SHAREHOLDERS

The substantial shareholders (holding 5% or more of the issued and paid-up share capital) of PSupplies and their respective shareholdings in PSupplies as at 4 February 2004 are as follows:

Name	Nationality/country of incorporation	←----Direct----→		←----Indirect---→	
		No of shares held	%	No of shares held	%
NPSB	Malaysia	70	70.00	-	-
LAI	Singapore	30	30.00	-	-

5. BOARD OF DIRECTORS

None of the Directors of PSupplies has any interest, direct or indirect as at 4 February 2004. The particulars of the Directors are as follows:

Name	Nationality	Designation
Cheng Theng Kee Cheng Yong Kwang	Singaporean Singaporean	Director Director

6. SUBSIDIARY AND ASSOCIATED COMPANIES

PSupplies does not have any associated company. The details of the subsidiary company of PSupplies as at 4 February 2004 are as follows:

Name of company	Date and place of incorporation	Registered capital	Effective equity interest %	Principal activities
Chongqing Wangyu Parkson Plaza Co. Ltd.	2 March 1995, PRC	Rmb20,000,000	70.0	Operator of department store

7. PROFIT AND DIVIDEND RECORDS

The audited consolidated profit and dividend records of PSupplies for the past five (5) FYE 30 June 2003 and the unaudited results for the six (6) months ended 31 December 2003 are as follows:

FYE 30 June	<-----Audited									----->	Unaudited results for 6 months ended 31 December 2003	
	1999		2000		2001		2002		2003			
	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000
Turnover	23,882	52,994	26,905	58,734	34,029	70,610	31,377	67,210	29,087	62,653	11,735	26,063
PBT	1,017	2,257	1,532	3,344	1,595	3,310	1,901	4,072	2,770	5,967	1,082	2,402
Taxation	(332)	(737)	(513)	(1,120)	(527)	(1,094)	(626)	(1,341)	(923)	(1,988)	(352)	(781)
PAT before MI	685	1,520	1,019	2,224	1,068	2,216	1,275	2,731	1,847	3,979	730	1,621
MI	(207)	(459)	(307)	(670)	(321)	(666)	(385)	(825)	(555)	(1,195)	(217)	(482)
PAT after MI	478	1,061	712	1,554	747	1,550	890	1,906	1,292	2,784	513	1,139
No. of shares in issue	100	100	100	100	100	100	100	100	100	100	100	100
Net EPS (RM'000)	4,780	10.61	7,120	15.54	7,470	15.50	8,900	19.06	12,920	27.84	10.26*	22.78*
Gross dividend rate (%)	-	-	-	-	-	-	-	-	-	-	-	-

* *Annualised*

Notes:

1. *There were no exceptional items and extraordinary items during the financial years and financial period under review.*

2. *In FYE 1999 and 2000, the increase in revenue and PBT was mainly due to better sales mix with higher profit margin.*

3. *In FYE 2001, the increase in revenue was mainly attributable to additional promotional efforts on selected departmental products and special offers during festive seasons.*

4. *In FYE 2002, lower revenue was recorded due to the opening of a new local chain store in the same vicinity.*

5. *In FYE 2003, the decline in revenue was mainly due to the SARS outbreak. Despite the decrease in revenue, PBT increased mainly due to lower operating expenses.*

8. AUDITED ACCOUNTS

The audited financial statements of PSupplies for the FYE 30 June 2003 together with the auditors' report thereon are reproduced in the ensuing pages. Pursuant to the "Statement of Accounting Standards 7: Cash Flow Statement", issued by the Institute of Certified Public Accountants of Singapore, PSupplies was exempted from the preparation of the cash flow statement in the audited financial statements for the FYE 30 June 2003, as there were no material cash movements during the period under review.

The rest of this page is intentionally left blank

AUDITORS' REPORT TO THE MEMBERS

We have audited the accompanying financial statements of **PARKSON SUPPLIES PTE LTD** and consolidated financial statements for the year then ended 30 June 2003. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In accordance with the Accountants Act, Cap. 2, Public Accountants Board (Amendment) Rules 2002, we state that under Section 2B(4)

(a) we do not hold any economic interest at the beginning and end of the financial year in the company, its holding company, subsidiaries or associates, and
(b) the gross aggregate transactions during the financial year is nil.

In our opinion: -

(a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act and the Statements of Accounting Standard and so as to give a true and fair view of: -

    (i) the state of affairs of the Group and of the Company as at 30 June 2003 and of the results of the Group and of the Company for the year ended on that date; and
    (ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements.

(b) the accounting and other records and the registers required by the Act to be kept by the company have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of the subsidiary company for which we have not acted as auditors, and whose financial statements have been included in the consolidated financial statements.

We are satisfied that the financial statements of the subsidiary that are consolidated with the financial statements of the Holding Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated accounts, and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' report on the financial statements of the subsidiary was not subject to any qualification and did not include any comment required to be made under Section 207(3) of the Act.

S.P. NG & CO
CERTIFIED PUBLIC ACCOUNTANTS
SINGAPORE 15 OCT 2003

PARKSON SUPPLIES PTE LTD AND ITS SUBSIDIARY

(Incorporated in Singapore)

CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2003

	Note	GROUP		COMPANY	
		2003	2002	2003	2002
		$	$	$	$
Non Current Assets					
Fixed assets	2	466,188	263,728	-	-
Investment (Unquoted)	3	-	-	2,396,450	2,396,450
Deferred expenditure	4	472,124	632,820	-	-
		938,312	896,548	2,396,450	2,396,450
Current Assets					
Stocks	5	474,880	700,660	-	-
Trade debtors		-	3,180	-	-
Dividend receivable		-	-	1,121,268	687,686
Other debtors and prepayment		3,526,196	269,452	-	-
Amount owing by related companies	6	3,282,400	4,740,532	60,000	-
Amount owing by related party	7	968,702	914,302	968,702	914,302
Deposits, cash and bank balances		3,871,174	5,032,003	1,309,154	742,183
		12,123,352	11,660,129	3,459,124	2,344,171
TOTAL ASSETS		13,061,664	12,556,677	5,855,574	4,740,621
Capital and Reserves					
Share capital	8	100	100	100	100
Profit and loss account		3,693,410	2,526,061	3,049,929	1,931,446
Capital reserve		246,047	208,205	-	-
Exchange realignment reserve	9	604,666	604,666	-	-
Minority interest	10	1,667,360	1,630,261	-	-
		6,211,583	4,969,293	3,050,029	1,931,546
Current Liabilities					
Trade creditors		2,771,900	2,938,320	-	-
Other creditors & accruals		1,075,452	1,304,762	2,520	6,050
Taxation	11	199,704	246,555	-	-
Amount owing to holding company	12	2,803,025	2,803,025	2,803,025	2,803,025
Proposed dividend		-	294,722	-	-
		6,850,081	7,587,384	2,805,545	2,809,075
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		13,061,664	12,556,677	5,855,574	4,740,621

The annexed notes form an integral part of the financial statements

PARKSON SUPPLIES PTE LTD AND ITS SUBSIDIARY

(Incorporated in Singapore)

CONSOLIDATED PROFIT AND LOSS STATEMENT
FOR THE YEAR ENDED 30 JUNE 2003

	Note	GROUP		COMPANY	
		2003	2002	2003	2002
		$	$	$	$
Turnover		29,086,824	31,376,848	-	-
Other Income	13	1,105,940	154,507	1,125,020	689,129
Income before operating expenses		6,343,400	6,380,311	1,125,020	689,129
Administrative and general expenses		3,179,117	1,017,816	6,537	4,668
Selling and distribution expenses		393,896	3,461,748	-	-
Operating expenses	14	3,573,013	4,479,564	6,537	4,668
Profit before taxation		2,770,387	1,900,747	1,118,483	684,461
Taxation		(923,472)	(625,577)	-	(5,689)
Profit after taxation		1,846,915	1,275,170	1,118,483	678,772
Minority interest		(554,910)	(385,225)	-	-
Transfer to reserves		(124,656)	(76,278)	-	-
		(679,566)	(461,503)	-	-
Profit for the year		1,167,349	813,667	1,118,483	678,772
Retained profit brought forward		2,526,061	1,712,394	1,931,446	1,252,674
Retained profit carried forward		3,693,410	2,526,061	3,049,929	1,931,446

The annexed notes form an integral part of the financial statements

PARKSON SUPPLIES PTE LTD AND ITS SUBSIDIARY

(Incorporated in Singapore)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2003

	GROUP		COMPANY	
	2003	2002	2003	2002
	$	$	$	$
SHARE CAPITAL				
Balance at beginning of year	100	100	100	100
Balance at end of year	100	100	100	100
PROFIT & LOSS ACCOUNT				
Balance at beginning of year	2,526,061	1,712,394	1,931,446	1,252,674
Profit for the year	1,167,349	813,667	1,118,483	678,772
Balance at end of year	3,693,410	2,526,061	3,049,929	1,931,446
EXCHANGE REALIGNMENT RESERVE				
Balance at beginning of year	604,666	719,092	-	-
Foreign currency translation realignment	-	(114,426)	-	-
Balance at end of year	604,666	604,666	-	-
CAPITAL RESERVE				
Balance at beginning of year	208,205	136,130	-	-
Foreign currency translation realignment	37,842	72,075	-	-
Balance at end of year	246,047	208,205	-	-

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2003

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

a) Statement of Compliance

These financial statements have been prepared in accordance with the Statements of Accounting Standard ("SAS") issued by the Institute of Certified Public Accountants of Singapore and the disclosure requirements of the Singapore Companies Act, Chapter 50.

b) Basis of Preparation

The financial statements of the Group and of the Company are expressed in Singapore dollars and are prepared in accordance with the historical cost convention.

c) Basis of Consolidation

The consolidated financial statements of the Group include the financial statements of the company and its subsidiary made up to the end of the financial year. The results of the subsidiary acquired during the year are included from the respective date of acquisition. All material inter-company balances and transactions are eliminated on consolidation.

The financial statements of the foreign subsidiary company are translated into Singapore dollars at rates of exchange closely approximate to those ruling at the balance sheet date. Exchange differences arising therefrom are taken directly to the exchange realignment reserve.

d) Related Companies

Related companies in these financial statements, refer to corporations which have common directors and/or common shareholders (whether holding shares in their own rights or indirectly held) with the company who participate in commercial and financial decisions of both such corporations and the company.

e) Foreign Currencies

Assets and liabilities in foreign currencies are translated into Singapore dollars at rates of exchange closely approximate to those ruling at the balance sheet date. Transactions in foreign currencies during the year are translated at rates prevailing at transaction date. Exchange differences arising therefrom are dealt with through the profit and loss account.

i) Fixed Assets

Fixed assets of the subsidiary are stated at cost less depreciation. Depreciation is calculated on the straight line basis, after deduction of 10% on cost, to write off the cost of the fixed assets over their estimated useful lives at the following rates: –

	% per annum
Plant & machinery	17.1
Motor vehicles	17.9
Office equipment	17.7

Fully depreciated assets are retained in the accounts until they are no longer in use.

2. FIXED ASSETS

GROUP	Plant & machinery $	Motor vehicles $	Office equipment $	Total $
2003				
COST				
At beginning of the year	121,264	90,524	1,636,216	1,848,004
Additions	2,120	-	325,208	327,328
Written off	(3,498)	-	(565,715)	(569,213)
At end of the year	119,886	90,524	1,395,709	1,606,119
ACCUMULATED DEPRECIATION				
At beginning of the year	93,704	87,556	1,403,016	1,584,276
Additions	5,936	1,060	117,872	124,868
Written off	(3,498)	-	(565,715)	(569,213)
At end of the year	96,142	88,616	955,173	1,139,931
Net book value at 30 June 2003	**23,744**	**1,908**	**440,536**	**466,188**
Net book value at 30 June 2002	**27,560**	**2,968**	**233,200**	**263,728**

3. INVESTMENT (UNQUOTED)

This is represented as follows:

	2003 $	2002 $	% holding	Principal activities
Chongqing Wangyu Parkson Plaza Co Ltd				
At cost	2,396,450	2,396,450	70	Departmental store

4. **DEFERRED EXPENDITURE**

This represents preliminary and pre-operating expenses. During the year 1996, the Company amortised these expenses by writing them off in three equal instalments over a three years period.

	Group 2003 $	Group 2002 $	Company 2003 $	Company 2002 $
At Cost				
Preliminary expenses	2,187	2,187	2,187	2,187
Pre-operating expenses	870	870	870	870
Other deferred expenses	615,355	776,051	-	-
Exchange difference	7,112	7,112	-	-
	625,524	786,220	3,057	3,057
Less:				
Amount written off	153,400	153,400	3,057	3,057
	153,400	153,400	3,057	3,057
	472,124	632,820	-	-

5. **STOCKS**

	Group 2003 $	Group 2002 $
Finished goods	474,880	700,660

6. AMOUNT OWING BY RELATED COMPANIES

The amounts owing by related companies are as follows: -

	Group		Company	
	2003	2002	2003	2002
	$	$	$	$
Angkasa Marketing (S) Pte Ltd	60,000	-	60,000	-
ChongQing RangGao Parkson	-	1,511,348	-	-
Dalian Tianhe	-	1,088,408	-	-
WangYu Department Store Co Ltd	2,204,800	-	-	-
WangYu Economic Development Co Ltd	915,840	1,060,000	-	-
Xian Lucky King	-	1,080,776	-	-
Yu Xing Housing Estate Co Ltd	101,760	-	-	-
	3,282,400	4,740,532	60,000	-

7. AMOUNT OWING BY RELATED PARTY

The related party is Lion Asia Investment Pte Ltd. The amount owing by is unsecured, interest free and has no fixed repayment terms.

8. SHARE CAPITAL

	Company	
	2003	2002
	$	$
Authorised		
100,000 Ordinary shares of $1 each	100,000	100,000
Issued and fully paid		
100 Ordinary shares of $1 each	100	100

9. EXCHANGE REALIGNMENT RESERVE

This represents the exchange difference resulting from translating the opening net investment in the foreign entity at the exchange different from that at which it was taken at time of acquisition.

10. MINORITY INTEREST

This represents minority interest in the China subsidiary and is as follows:

	2003	2002
	$	$
Share capital	1,099,808	1,099,808
Profit and loss account	275,717	254,836
Capital reserve	105,449	89,231
Exchange realignment reserve	186,386	186,386
	1,667,360	1,630,261

11. TAXATION

This refers to income tax and value added tax and trading tax payable by the China subsidiary.

12. HOLDING COMPANY

The Holding Company is Natvest Parkson Sdn Bhd, a company incorporated in Malaysia. The amount owing to is unsecured, interest free and with no fixed terms of repayment.

13. OTHER INCOME

	Group		Company	
	2003	2002	2003	2002
	$	$	$	$
Interest income	146,216	138,819	3,752	1,443
Dividend income	-	-	1,121,268	687,686
Other Income	959,724	15,688	-	-
	1,105,940	154,507	1,125,020	689,129

14. OPERATING EXPENSES

Operating expenses included :-

	Group		Company	
	2003	2002	2003	2002
	$	$	$	$
Auditors' remuneration				
- Auditors of the company	2,500	3,000	2,500	3,000
- Subsidiary	5,088	636	-	-
Amortisation of deferred expenditure	160,696	161,332	-	-
Depreciation of fixed assets	124,868	150,308	-	-
Rent paid to related company	146,676	640,452	-	-

The number of employees in the Company and Group as at 30 June 2003 were Nil and 237 respectively (2002 : Nil and 258 respectively)

15. COMPARATIVE FIGURES

The presentation and classification of items in the financial statements have been changed due to the adoption of the requirements of SAS 1 (Revised 1999) "Presentation of financial statements". As a result additional line items have been included on the face of the Balance Sheet and Profit and Loss Accounts as required by SAS 1 (Revised 1999).

PARKSON SUPPLIES PTE LTD

(Incorporated in Singapore)

DETAILED PROFIT AND LOSS STATEMENT
FOR THE YEAR ENDED 30 JUNE 2003

	COMPANY	
	2003	2002
	$	$
Dividend	1,121,268	687,686
Interest received	3,752	1,443
	1,125,020	689,129
Less : Expenses		
Audit fee - current year	2,500	3,000
- previous year	(500)	-
Bank charges	63	30
Exchange loss	4,404	-
General expenses	70	70
Legal & professional expenses	-	1,568
	6,537	4,668
Profit for the year	1,118,483	684,461

This statement has been prepared for management purposes only and does not form part of the audited financial statements.

INFORMATION ON PGLOMART

1. HISTORY AND BUSINESS

PGlomart is an investment holding company. It commenced operation in September 1994. Its principal place of business and registered office is located at 10, Arumugum Road #10-00, Lion Industrial Building, Singapore 409957. Its subsidiary company, namely Shanghai Parkson Decorations Industry Co Ltd is principally involved in designing and supplying uniforms to all the employees of the Parkson stores in the PRC. The manufacture of the uniforms are outsourced to the fashion manufacturers in PRC, namely Fan Mei Fu Meng Garment Co Ltd and Quanzhou JiaBao Garment Co Ltd, according to the company's design specifications.

2. SHARE CAPITAL

The present authorised and issued and paid-up share capital of PGlomart as at 4 February 2004 are as follows:

Type	No. of ordinary shares	Par value SGD	Total SGD
Authorised	1,000,000	1.00	1,000,000
Issued and fully paid-up	1,000,000	1.00	1,000,000

3. CHANGES IN ISSUED AND PAID-UP SHARE CAPITAL

Details of changes to the issued and paid-up share capital of PGlomart since its incorporation are as follows:

Date of allotment	No. of ordinary shares	Par value SGD	Consideration	Cumulative issued and paid-up share capital SGD
30.03.94	2	1.00	Subscribers' shares	2
31.12.94	999,998	1.00	Cash	1,000,000

4. SUBSTANTIAL SHAREHOLDERS

The substantial shareholders (holding 5% or more of the issued and paid-up share capital) of PGlomart and their respective shareholdings in PGlomart as at 4 February 2004 are as follows:

Name	Nationality/country of incorporation	←---Direct---→		←---Indirect---→	
		No of shares held	%	No of shares held	%
LAI	Singapore	300,000	30.00	-	-
TIMURIANG	Malaysia	700,000	70.00	-	-

None of the Directors of PGlomart has any interest, direct or indirect in PGlomart as at 4 February 2004. The particulars of the Directors are as follows:

Name	Nationality	Designation
Cheng Theng Kee	Singaporean	Director
Cheng Yong Kwang	Singaporean	Director

6. SUBSIDIARY AND ASSOCIATED COMPANIES

PGlomart does not have any associated company. The details of the subsidiary company of PGlomart as at 4 February 2004 are as follows:

Name of company	Date and place of incorporation	Registered capital	Effective equity interest %	Principal activities
Shanghai Parkson Decorations Industry Co Ltd	7 September 1994, PRC	USD500,000	100.0	Designing and supplying uniforms to all the employees of Parkson Stores in the PRC

7. PROFIT AND DIVIDEND RECORDS

The audited consolidated profit and dividend records of PGlomart for the past five (5) FYE 30 June 2003 and the unaudited results for the six (6) months ended 31 December 2003 are as follows:

FYE 30 June	<------------------------------Audited------------------------------>										Unaudited results for 6 months ended 31 December 2003	
	1999		2000		2001		2002		2003			
	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000
Turnover	498	1,105	699	1,526	837	1,737	869	1,861	295	635	71	157
LBT	228	506	61	133	119	247	22	47	1,052	2,266	152	338
Taxation	-	-	-	-	-	-	-	-	-	-	-	-
LAT	228	506	61	133	119	247	22	47	1,052	2,266	152	338
No. of shares in issue ('000)	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Net LPS (sen)	22.84	50.60	6.01	13.30	11.88	24.70	2.20	4.70	105.20	226.60	30.40*	67.60*
Gross dividend rate (%)	-	-	-	-	-	-	-	-	-	-	-	-

* *Annualised*

Notes:

1. *There were no exceptional items and extraordinary items during the financial years and financial period under review.*

2. *In FYE 1999, the decrease in turnover and LBT of PGlomart was due to costs cutting exercise undertaken during the year.*

3. *In FYE 2000 to 2002, PGlomart recorded lower LBT as compared to FYE 1999 as a result of continuing costs cutting efforts.*

4. *In FYE 2003, the significant decrease in revenue was mainly due to reduced consumer's spending as a result of the SARS outbreak and the significant increase in LBT was mainly due to allowance of doubtful debts of approximately SGD0.6 million (RM1.29 million).*

8. AUDITED ACCOUNTS

The audited financial statements of PGlomart for the FYE 30 June 2003 together with the auditors' report thereon are reproduced in the ensuing pages.

The rest of this page is intentionally left blank

Office address
139 Cecil Street
#04-01 Cecil House
Singapore 069539

Telephone : (65) 63247718
Telefax : (65) 62259110

AUDITORS' REPORT TO THE MEMBERS OF PARKSON GLOMART PTE LTD

We have audited the accompanying balance sheets of the PARKSON GLOMART PTE LTD and of the Group as at 30th June 2003, the profit and loss accounts, statement of changes in equity of the Company and of the Group and consolidated cash flow statement for the year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the accompanying financial statements are properly drawn up in accordance with the provisions of the Companies Act and Statements of Accounting Standard and so as to give a true and fair view of:

(i) the state of affairs of the Company and of the Group as at 30th June 2003 and of the results and changes in equity of the Company and of the Group and cash flows of the Group for the year then ended ; and

(ii) the other matters required by section 201 of the Act to be dealt with in the accounts and consolidated accounts;

(b) the accounting and other records and the registers required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

We have considered the accounts and auditors' report of the subsidiary of which we have not acted as auditors. The name of the subsidiary is SHANGHAI PARKSON DECORATIONS INDUSTRY CO LTD, a company incorporated in the People's Republic of China.

AUDITORS' REPORT TO THE MEMBERS OF
PARKSON GLOMART PTE LTD (Cont'd)

We are satisfied that the accounts of the subsidiary that have been consolidated with the accounts of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated accounts, and we have received satisfactory information and explanations as required by us for those purposes.

The Auditors' Report on the accounts of the subsidiary was not subject to any qualification.

In forming our opinion, we have considered the adequacy of the disclosures made in the accounts concerning the Company's and the Group's loss after taxation of S$2,320 and S$1,052,144 during the year ended 30th June 2003 respectively and the fact that at that date the Group's current liabilities exceeded its current assets by S$7,167,671. The accounts of the Company and the Group have been prepared on a going concern basis, the validity of which depends upon future funding being available from its ultimate holding company, AMSTEEL CORPORATION BERHAD, a company incorporated in Malaysia. The accounts do not include any adjustment that would result from a failure to obtain funding. Details of the circumstances to this fundamental uncertainty are described in Note 2(a). We considered appropriate disclosures have been made and our opinion is not qualified in this respect.

K.C. CHAN & CO
Certified Public Accountants

Singapore: 15 OCT 2003

	Note	Group 2003 S$	Group 2002 S$	Company 2003 S$	Company 2002 S$
Turnover	14	295,104	868,776	-	-
Cost of sales		(251,220)	(759,384)	-	-
Gross profit		43,884	109,392	-	-
Other operating income	15	2,756	6,784	-	-
Operating profit		46,640	116,176	-	-
Operating expenses					
Selling & distribution expenses		(47,912)	(6,724)	-	-
General & administrative expenses		(837,176)	(131,440)	(2,320)	(3,120)
Loss from operations		(838,448)	(21,988)	(2,320)	(3,120)
Finance cost					
Interest expense		(213,696)	-	-	-
Exceptional item	16	-	-	-	(222,814)
Loss before taxation	17	(1,052,144)	(21,988)	(2,320)	(225,934)
Taxation		-	-	-	-
Loss after taxation	4 (b)	(1,052,144)	(21,988)	(2,320)	(225,934)

		Group		Company	
	Note	2003	2002	2003	2002
		S$	S$	S$	S$
SHARE CAPITAL	4 (a)	1,000,000	1,000,000	1,000,000	1,000,000
ACCUMULATED LOSS	4(b)	(7,255,041)	(6,202,897)	(777,563)	(775,243)
EXCHANGE REALIGNMENT ACCOUNT	4(c)	(908,390)	(908,390)	-	-
(CAPITAL DEFICIENCY) /SHAREHOLDERS' EQUITY	4	(7,163,431)	(6,111,287)	222,437	224,757
Represented by:					
INTEREST IN SUBSIDIARY COMPANY	5	-	-	21,155	21,155
FIXED ASSETS	6	4,240	233,412	-	-
DEFERRED EXPENDITURE	7	-	65,720	-	-
CURRENT ASSETS					
Stocks	8	70,384	104,092	-	-
Trade debtors	9	-	1,272	-	-
Sundry debtors and prepayments	10	3,392	480,180	-	-
Amount owing by related companies	11	1,562,652	1,336,872	-	-
Amount owing by related parties	12	7,864,522	8,473,754	7,609,910	7,612,610
Cash and bank balances		959,302	814,718	2	2
		10,460,252	11,210,888	7,609,912	7,612,612
LESS: CURRENT LIABILITIES					
Trade creditors		58,088	65,296	-	-
Amount owing to related companies	11	16,125,329	17,419,801	7,400,000	7,400,000
Sundry creditors and accruals	13	1,444,506	136,210	8,630	9,010
		17,627,923	17,621,307	7,408,630	7,409,010
NET CURRENT (LIABILITIES)/ASSETS		(7,167,671)	(6,410,419)	201,282	203,602
NET (LIABILITIES)/ASSETS		(7,163,431)	(6,111,287)	222,437	224,757

	2003 S$	2002 S$
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss before taxation	(1,052,144)	(21,988)
Adjustments for :		
Amortisation of deferred expenditure	65,720	54,696
Depreciation of fixed assets	212	4,240
Fixed assets written off	230,868	-
Interest income	(2,756)	(5,300)
Provision for doubtful debts (total)	623,492	-
Exchange translation adjustment	-	110,204
Operating (loss)/ profit before working capital changes	(134,608)	141,852
Decrease in stocks	33,708	86,841
Increase in debtors	(15,900)	(46,357)
Increase in creditors	1,301,088	167,518
Related parties balances	609,232	-
Related companies balances (Net)	(1,649,784)	(151,381)
Cash generated from operations	143,736	198,473
Interest received	2,756	5,300
Net cash generated from operating activities	146,492	203,773
NET CASH FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(1,908)	-
Net cash used in investing activities	(1,908)	-
NET INCREASE IN CASH	144,584	203,773
CASH AT BEGINNING OF THE YEAR	814,718	610,945
CASH AT END OF THE YEAR (NOTE A)	959,302	814,718

NOTE TO CONSOLIDATED CASH FLOW STATEMENT

A. Cash consist of cash and bank balances.

These notes form an integral part of and should be read in conjunction with the accompanying accounts:-

1. **Statement of Compliance**

These accounts have been prepared in accordance with the Statements of Accounting Standard issued by the Institute of Certified Public Accountants of Singapore and the disclosure requirements of the Singapore Companies Act, Chapter 50.

2. **Significant Accounting Policies**

(a) **Basis of Accounting**

The accounts, expressed in Singapore dollars, have been prepared in accordance with the historical cost convention and on a going concern basis on the assumption that continuing financial support will be given by its ultimate holding company, AMSTEEL CORPORATION BERHAD, a company incorporated in Malaysia, to the Company when required.

(b) **Basis of Consolidation**

The consolidated accounts include the accounts of the Company and its subsidiary made up to the end of the financial year. All inter-company transactions and balances are eliminated on consolidation and the consolidated accounts reflect external transactions only.

(c) **Subsidiary Company**

Shares in subsidiary company is stated at cost in the Company's balance sheet. Provision is made if there has been any permanent diminution in value.

(d) **Stocks**

Stocks are stated at the lower of cost (weighted average method) and estimated net realisable value, less provision for stock obsolescence.

Finished goods include an appropriate proportion of production overheads.

2. Significant Accounting Policies (Cont'd)

(e) Fixed Assets and Depreciation

Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated on the straight line method to write off the cost of the fixed assets over their estimated useful lives at the following annual rates:-

Office Equipment	- 20%
Computer Accessories	- 20%
Motor Vehicles	- 20%

Leasehold land situated in Shanghai, the People's Republic of China is amortised over the period of land use rights granted to the subsidiary by the Relevant Chinese Authority.

(f) Deferred Expenditure

Deferred expenditure, comprising preproduction expense, is stated at cost less amounts amortised. It is amortised in equal amounts over a period of 3 years on commencement of operations / production.

(g) Income Tax

The tax expense is determined on the basis of tax effect accounting, using the liability method and is applied to all significant timing differences. Deferred tax benefits are not recognised unless there is reasonable expectation of their realisation.

(h) Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Singapore dollars at the rate of exchange ruling at balance sheet date. Transactions during the year are converted into Singapore dollars at the rates of exchange ruling on transaction dates. Differences on exchange are included in the profit and loss account.

The financial statements of the foreign subsidiary are translated at the exchange rates ruling at the balance sheet date. Differences on exchange arising from the translation of the opening net investment in the foreign subsidiary are taken directly to the exchange realignment account.

2. Significant Accounting Policies (Cont'd)

(i) Revenue Recognition

Trading income from sale of goods is recognised upon passage of title to the customer which generally coincides with their delivery and acceptance.

3. **Holding Companies**

The Company's immediate and ultimate holding companies are **TIMURIANG SDN BHD** and **AMSTEEL CORPORATION BERHAD,** respectively. Both companies are incorporated in Malaysia.

4. **Statement of Changes in Equity**

		Group		Company	
		2003	2002	2003	2002
(a)	**Share Capital**	S$	S$	S$	S$
	Ordinary shares of S$1 each				
	Authorised :-				
	1,000,000 shares at beginning and end of the year	1,000,000	1,000,000	1,000,000	1,000,000
	Issued and fully paid :-				
	1,000,000 shares at beginning and end of the year	1,000,000	1,000,000	1,000,000	1,000,000
(b)	**Accumulated Loss**				
	Balance at beginning of the year	(6,202,897)	(6,180,909)	(775,243)	(549,309)
	Loss after taxation	(1,052,144)	(21,988)	(2,320)	(225,934)
	Balance at the end of the year	(7,255,041)	(6,202,897)	(777,563)	(775,243)
(c)	**Exchange Realignment Account (Non-distributable)**				
	Balance at beginning of the year	(908,390)	(1,012,682)	-	-
	Net translation adjustment during the year	-	104,292	-	-
	Balance at the end of the year	(908,390)	(908,390)	-	-
	Total Reserves	(8,163,431)	(7,111,287)	(777,563)	(775,243)
	(Capital deficiency)/Shareholders' equity	(7,163,431)	(6,111,287)	222,437	224,757

5. Interest In Subsidiary Company

	Company 2003 S$	Company 2002 S$
(a) Unquoted Equity Shares, at cost	744,814	744,814
Provision for diminution in value of investment	(744,814)	(744,814)
	-	-
Amount owing by subsidiary – Non trade	21,155	21,155
	21,155	21,155

Movement in provision for diminution in value of investment

	2003 S$	2002 S$
Balance at beginning of the year	744,814	522,000
Charge to Profit and loss account	-	222,814
Balance at end of the year	744,814	744,814

The non-trade amount is unsecured, interest free and with no fixed terms of repayment.

(b) Details of the subsidiary company are :

Name of Company (Country of Incorporation / Business)	**Cost of Investment 2003 RMB**	**Cost of Investment 2002 RMB**	**Percentage of Equity held 2003**	**Percentage of Equity held 2002**	**Principal Activities**
* Shanghai Parkson Decorations Industry Co Ltd (Incorporated in China)	4,267,000	4,267,000	100%	100%	Manufacturing, marketing and retailing of fashion wears and apparels

* Audited by other auditors

6. Fixed Assets

Group	Leasehold Land S$	Equipment & Computer Accessories S$	Motor Vehicles S$	Capital Work-in Progress S$	Total S$
Cost					
At 1st July 2002	203,944	19,080	41,128	55,332	319,484
Additions	-	1,908	-	-	1,908
Written off	(203,944)	-	(41,128)	(55,332)	(300,404)
At 30th June 2003	-	20,988	-	-	20,988
Accumulated Depreciation					
At 1st July 2002	31,588	16,536	37,948	-	86,072
Charge for the year	-	212	-	-	212
Written off	(31,588)	-	(37,948)	-	(69,536)
At 30th June 2003	-	16,748	-	-	16,748
Net Book Value					
At 30th June 2003	-	4,240	-	-	4,240
At 30th June 2002	172,356	2,544	3,180	55,332	233,412
Depreciation - 2002	4,028	212	-	-	4,240

7. **Deferred Expenditure**

	Group 2003 S$	Group 2002 S$
Balance at beginning of the year	65,720	122,404
Amortisation for the year	(65,720)	(54,696)
Translation difference	-	(1,988)
Balance at end of the year	-	65,720

8. **Stocks**

	Group 2003 S$	Group 2002 S$
Raw materials	-	11,660
Finished goods	70,384	92,432
	70,384	104,092

9. **Trade Debtors**

	Group 2003 S$	Group 2002 S$
Trade debtors	69,960	1,272
Provision for doubtful debts	(69,960)	-
	-	1,272

Movement in provision for doubtful debts

	2003	2002
Balance at beginning of the year	-	-
Charge to Profit and loss account	69,960	-
Balance at end of the year	69,960	-

10. Sundry Debtors and Prepayments

	Group	
	2003	2002
	S$	S$
Sundry debtors	425,908	479,756
Less: Provision for doubtful debts	(424,000)	-
	1,908	479,756
Prepayments	1,484	424
	3,392	480,180
Movement in provision for doubtful debts		
Balance at beginning of the year	-	-
Charge to Profit and loss account	424,000	-
Balance at end of the year	424,000	-

11. Amounts Owing By/(To) Related Companies

	Group	
	2003	**2002**
	S$	**S$**
Amount owing by related companies	1,692,184	1,336,872
Less: Provision for doubtful debts	(129,532)	-
	1,562,652	1,336,872
Movement in provision for doubtful debts		
Balance at beginning of the year	-	-
Charge to Profit and loss account	129,532	-
Balance at end of the year	129,532	-

These advances owing by/(to) related companies are non trade in nature, unsecured, interest free and with no fixed terms of repayment.

12. Amounts Owing By Related Parties

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

The advances owing by related parties are non trade in nature, unsecured, interest free and with no fixed terms of repayment.

13. Sundry Creditors and Accruals

	Group		Company	
	2003	2002	2003	2002
	S$	S$	S$	S$
Sundry Creditors	1,441,906	132,362	6,030	6,010
Accrued Operating Expenses	2,600	3,848	2,600	3,000
	1,444,506	136,210	8,630	9,010

14. Turnover

This represents invoiced trading sales of the Group during the financial year.

15. Other Operating Income

	Group	
	2003	2002
	S$	S$
Interest income	2,756	5,300
Gain on foreign exchange differences	-	1,484
	2,756	6,784

16. Exceptional Item

	Company	
	2003	2002
	S$	S$
Provision for diminution in value of investment in subsidiary	-	222,814

17. Loss Before Taxation

	Group		Company	
	2003	2002	2003	2002
	S$	S$	S$	S$
This is determined after charging/crediting the following:-				
Auditors' remuneration				
- Current year	2,600	3,000	2,600	3,000
- Overprovision in prior year	(400)	-	(400)	-
- Other auditors	5,300	5,300	-	-
Amortisation of deferred expenditure	65,720	54,696	-	-
Depreciation	212	4,240	-	-
Foreign exchange loss	-	1,060	-	-
Provision for doubtful debts	623,492	-	-	-
Staff costs	30,316	76,744	-	-
Number of employees at the end of year	14	14	-	-

Staff costs include staff salaries, bonus and staff benefits.

18. Financial Risk Management

The Group and Company's activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates, interest rates and credit risks.

The financial risk management of the Group and Company are carried out under policies approved by the Board of Directors ("the Board"). The Board provides guidelines for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, and investing excess liquidity, if any.

(i) Foreign Exchange Risk

The Group has a wholly owned foreign subsidiary, Shanghai Parkson Decorations Industry Co Ltd, a company incorporated in People's Republic of China whose net liabilities of S$7,385,868 (RMB34,839,000) as at 30th June 2003 is exposed to currency translation risk since the Group's reporting currency is in Singapore dollars. Details of the accounting policy on the translation of the foreign subsidiary's financial statements are disclosed in Note 2(h).

The Group does not have a policy to hedge both the transaction and translation risks.

The Company does not enter into derivative forward foreign exchange contracts for hedging and speculative purposes.

18. Financial Risk Management (cont'd)

(ii) Interest Rate Risk

The Group and Company have no significant exposure to interest rate risk except from those that arise from the Group's and Company's bank accounts.

(iii) Credit Risk

The Group and Company have no significant concentrations of credit risk. The Group and Company have policies in place to ensure that sales of products and services rendered are made to customers with adequate financial standing and appropriate credit history.

(iv) Liquidity Risk

In the management of liquidity risk, the Group and Company monitors and maintains a level of bank balances deemed adequate by the Group and Company to finance its operations and mitigate the effects of fluctuations in cash flows.

19. Fair Value of Financial Assets and Financial Liabilities

The carrying amounts of the financial assets and financial liabilities recorded in the financial statements represent their respective net fair value.

20. General

The Company is incorporated in the Republic of Singapore with its registered office situated at 10 Arumugam Road #10-00 Lion Industrial Building Singapore 409957.

The principal activity of the Company is that of investment holding. The principal activities of the subsidiary is stated in Note 5(b) to the accounts.

There have been no significant changes in the nature of these activities during the financial year.

	2003 S$	2002 S$
TURNOVER		
LESS: OPERATING EXPENSES		
Auditors' Remuneration		
- current year	2,600	3,000
- overprovision in prior year	(400)	-
General expenses	120	120
	(2,320)	(3,120)
LOSS FROM OPERATIONS	(2,320)	(3,120)
LESS: EXCEPTIONAL ITEM		
Provision for diminution in value of investment in subsidiary	-	(222,814)
LOSS FOR THE YEAR	(2,320)	(225,934)

This statement does not form part of the audited statutory accounts of the Company

INFORMATION ON PPACIFIC

1. HISTORY AND BUSINESS

PPacific is an investment holding company. It commenced operations in July 2001. Its principal place of business and registered office is located at 10, Arumugum Road #10-00, Lion Industrial Building, Singapore 409957. Its subsidiary company, namely Mianyang Fulin Parkson Plaza Co Ltd ("Mianyang Fulin") and associated company, namely Inner Mongolia Leadar Parkson Plaza Co Ltd ("Inner Mongolia") are principally involved in the operation of two (2) Parkson departmental stores in the PRC. Mianyang Fulin is located in the district of Mianyang with a total trading area of 13,383 square metres. Inner Mongolia is located in district of Holhot with a total trading area of 14,000 square metres.

2. SHARE CAPITAL

The present authorised and issued and paid-up share capital of PPacific as at 4 February 2004 are as follows:

Type	No. of ordinary shares	Par value SGD	Total SGD
Authorised	100,000	1.00	100,000
Issued and fully paid-up	2	1.00	2

3. CHANGES IN ISSUED AND PAID-UP SHARE CAPITAL

Details of changes to the issued and paid-up share capital of PPacific since its incorporation are as follows:

Date of allotment	No. of ordinary shares	Par value SGD	Consideration	Cumulative issued and paid-up share capital SGD
30.03.94	2	1.00	Subscribers' shares	2

4. SUBSTANTIAL SHAREHOLDERS

PPacific is a wholly-owned subsidiary of Angkasa Marketing (Singapore) Pte Ltd, a company incorporated in Singapore, which in turn is a wholly-owned subsidiary of Amsteel.

5. BOARD OF DIRECTORS

None of the Directors of PPacific has any interest, direct or indirect in PPacific as at 4 February 2004. The particulars of the Directors are as follows:

Name	Nationality	Designation
Cheng Theng Kee	Singaporean	Director
Cheng Yong Kwang	Singaporean	Director

6. SUBSIDIARY AND ASSOCIATED COMPANIES

The details of the subsidiary and associated companies of PPacific as at 4 February 2004 are as follows:

Name of company	Date and place of incorporation	Registered capital	Effective equity interest %	Principal activities
Subsidiary company				
Mianyang Fulin Parkson Plaza Co Ltd	16 April 1997, PRC	Rmb15,000,000	60.0	Retail and entertainment business
Associated company				
Inner Mongolia Leadar Parkson Plaza Co Ltd	29 April 1997, PRC	Rmb80,000,000	25.0	Retail and entertainment business

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7. PROFIT AND DIVIDEND RECORDS

The audited consolidated profit and dividend records of PPacific for the past five (5) FYE 30 June 2003 and the unaudited results for the six (6) months ended 31 December 2003 are as follows:

FYE 30 June	<-- Audited -->										Unaudited results for 6 months ended 31 December 2003	
	1999		2000		2001		2002		2003			
	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000	SGD'000	RM'000
Turnover	15,432	34,244	21,105	46,072	22,111	45,880	20,252	43,378	21,224	45,716	12,589	27,958
PBT	204	453	579	1,264	727	1,509	1,014	2,172	1,000	2,154	421	936
Taxation	(62)	(138)	(193)	(421)	(315)	(654)	(322)	(690)	(403)	(868)	(215)	(479)
PAT before extraordinary items	142	315	386	843	412	855	692	1,482	597	1,286	206	457
Extraordinary items	(152)	(337)	-	-	-	-	-	-	-	-	-	-
(LAT)/PAT after extraordinary items but before MI	(10)	(22)	386	843	412	855	692	1,482	597	1,286	206	457
MI	(58)	(129)	(156)	(341)	(183)	(380)	(237)	(508)	(348)	(750)	(201)	(446)
(LAT)/PAT after MI	(68)	(151)	230	502	229	475	455	974	249	536	5	11
No. of shares in issue	2	2	2	2	2	2	2	2	2	2	2	2
Net (LPS)/EPS (RM'000)	(34)	(75.5)	115	251	115	238	228	487	125	268	5*	11*
Gross dividend rate (%)	-	-	-	-	-	-	-	-	-	-	-	-

* *Annualised*

Notes:

1. *There were no exceptional items during the financial years and financial period under review.*

2. *In FYE 1999, PPacific's subsidiary company, Mianyang Fulin Parkson Plaza Co Ltd ("MFP") commenced operations on January 1998. The extraordinary item was in respect of write down of investment in a non-consolidated subsidiary company.*

3. *For FYE 2000, higher revenue was recorded by PPacific as the retail business of MFP became more established and the company managed to generate net profit.*

4. *For FYE 2001 to 2003, revenue of PPacific remained around the same level whilst the PBT increased gradually with better sales mix and higher profit margin. The marginal decrease in revenue in FYE 2002 was mainly due to the stiffer competition in the retail industry with addition of two new shopping plazas in the same vicinity.*

5. *The company recorded lower profits for the six (6) months ended 31 December 2003 as a result of higher operating expenses due to the increase in advertising and promotion expenses.*

8. AUDITED ACCOUNTS

The audited financial statements of PPacific for the FYE 30 June 2003 together with the auditors' report thereon are reproduced in the ensuing pages.

PPacific's share results of an associated company, namely Inner Mongolia Leadar Parkson Plaza Co Ltd was based on the unaudited management accounts for the FYE 30 June 2003 as its financial year end is on 31 December.

Office address: 139 Cecil Street
#04-01 Cecil House
Singapore 069539

Telephone : (65) 63247718
Telefax : (65) 62259110

Auditors' Report to the Members of
PARKSON PACIFIC PTE LTD

We have audited the accompanying balance sheets of the PARKSON PACIFIC PTE LTD and of the Group as at 30th June 2003, the profit and loss accounts, statement of changes in equity of the Company and of the Group for the year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the accompanying financial statements are properly drawn up in accordance with the provisions of the Companies Act and Statements of Accounting Standard so as to give a true and fair view of :

(i) the state of affairs of the Company and of the Group as at 30th June 2003 and of the results and changes in equity of the Company and of the Group for the year then ended ; and

(ii) the other matters required by section 201 of the Act to be dealt with in the accounts and consolidated accounts;

(b) the accounting and other records and the registers required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

We have considered the accounts and the auditors' report of the subsidiary of which we have not acted as auditors. The name of the subsidiary is MIANYANG FULIN PARKSON PLAZA CO LTD, a company incorporated in The People's Republic of China.

We are satisfied that the accounts of the subsidiary which have been consolidated with the accounts of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated accounts, and we have received satisfactory information and explanations as required by us for those purposes.

The Auditors' Report on the accounts of the subsidiary was not subject to any qualification.

Without qualifying our opinion, we draw attention to note (6) to the accounts. The Company's share of results of an associated company is arrived based on the unaudited management accounts for the financial year ended 30th June 2003.

K.C. CHAN & CO
Certified Public Accountants

Singapore : 15 October 2003

		Group		Company	
	Note	2003	2002	2003	2002
		S$	S$	S$	S$
TURNOVER	16	21,223,956	20,251,512	-	-
COST OF SALES		(18,127,696)	(17,290,508)	-	-
GROSS PROFIT		3,096,260	2,961,004	-	-
OTHER OPERATING INCOME	17	1,320,124	874,924	445,200	319,272
SELLING & DISTRIBUTION EXPENSES		(1,977,324)	(1,758,752)	-	-
GENERAL & ADMINISTRATIVE EXPENSES		(1,130,923)	(1,100,538)	(45,271)	(4,498)
PROFIT FROM OPERATIONS	18	1,308,137	976,638	399,929	314,774
FINANCE COST	19	-	(6,996)	-	-
SHARE OF RESULTS OF ASSOCIATED COMPANY		(307,864)	43,884	-	-
PROFIT BEFORE TAXATION		1,000,273	1,013,526	399,929	314,774
TAXATION	20	(403,012)	(321,392)	-	-
PROFIT AFTER TAXATION		597,261	692,134	399,929	314,774
MINORITY INTEREST		(347,723)	(236,931)	-	-
PROFIT AFTER MINORITY INTEREST	4 (c)	249,538	455,203	399,929	314,774

PARKSON PACIFIC PTE LTD AND ITS SUBSIDIARY
Balance Sheets
As at 30th June 2003

	Note	Group 2003 S$	Group 2002 S$	Company 2003 S$	Company 2002 S$
SHARE CAPITAL	4(a)	2	2	2	2
CAPITAL RESERVE	4(b)	143,441	94,596	-	-
REVENUE RESERVES	4(c)	868,767	700,637	1,057,383	657,454
EXCHANGE REALIGNMENT ACCOUNT	4(d)	113,292	104,345	-	-
SHAREHOLDERS' EQUITY	4	1,125,502	899,580	1,057,385	657,456
MINORITY INTEREST		1,560,660	1,477,386	-	-
		2,686,162	2,376,966	1,057,385	657,456
Represented by:					
INVESTMENT IN SUBSIDIARY	5	-	-	1,872,000	1,872,000
INVESTMENT IN ASSOCIATED COMPANY	6	1,903,415	2,211,266	2,313,220	2,313,220
FIXED ASSETS	7	1,810,056	1,597,632	-	-
PROPERTY UNDER DEVELOPMENT	8	109,604	-	-	-
DEFERRED EXPENDITURE	9	888,280	553,108	-	-
CURRENT ASSETS					
Stocks	10	825,952	796,908	-	-
Trade debtors		212	9,116	-	-
Other debtors & prepayments	11	732,036	639,392	-	-
Amount owing by related companies	12	3,775,048	3,311,999	507,068	-
Amount owing by subsidiary company	5 (b)	-	-	2,344,266	1,818,035
Cash & bank balances		2,775,294	2,562,234	2	2
		8,108,542	7,319,649	2,851,336	1,818,037
LESS: CURRENT LIABILITIES					
Trade creditors		2,762,996	2,318,856	-	-
Other creditors & accruals	14	1,246,460	1,607,688	5,200	5,180
Amount owing to immediate holding company	15	2,908,743	154,151	2,908,743	154,151
Amount owing to related companies	12	1,877,512	5,223,994	1,872,000	3,678,152
Amount owing to a related party	13	1,193,228	-	1,193,228	1,508,318
Provision for taxation		144,796	-	-	-
		10,133,735	9,304,689	5,979,171	5,345,801
NET CURRENT (LIABILITIES)		(2,025,193)	(1,985,040)	(3,127,835)	(3,527,764)
NET ASSETS		2,686,162	2,376,966	1,057,385	657,456

These notes form an integral part of and should be read in conjunction with the accompanying accounts:-

1. **Statement of Compliance**

The accounts have been prepared in accordance with the Statements of Accounting Standard issued by the Institute of Certified Public Accountants of Singapore and the disclosure requirements of the Singapore Companies Act, Chapter 50.

2. **Significant Accounting Policies**

(a) **Basis of Accounting**

The accounts of the Company and the Group, expressed in Singapore dollars, have been prepared in accordance with the historical cost convention.

(b) **Basis of Consolidation**

The consolidated accounts include the accounts of the Company and its foreign subsidiary company made up to the end of the financial year. All significant inter-company balances and transactions within the Group have been eliminated on consolidation.

(c) **Subsidiary Company**

Investment in the subsidiary company is stated in the Company's balance sheet at cost and provision is made for any permanent impairment in value, if any.

(d) **Associated Company**

An associated company is defined as a company, not being a subsidiary in which the Group has an interest of at least 20% of equity and in whose financial and operating policy decisions the Group exercises significant influence. Investment in the associated company is stated in the Company's balance sheet at cost. Provision is made for permanent impairment in value, if any.

Associated company is accounted for under the equity method whereby the Group's share of the results of the associated company is included in the consolidated profit and loss account, and the Group's share of post-acquisition retained profits, or losses, and reserves is adjusted against the cost of the investment in the consolidated balance sheet.

(e) **Deferred Expenditure**

Deferred expenditure, comprising pre-production and preliminary expenses, is stated at cost less amount amortised. It is amortised in equal amounts over a period of 15 years on commencement of operations.

2. **Significant Accounting Policies (Cont'd)**

(f) **Fixed Assets and Depreciation**

Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated so as to write off the cost of fixed assets on a straight line basis over the expected useful lives of the assets concerned.
The principal annual rates used are as follows:-

Office Equipment	-	9.7%
Plant & Machinery	-	9.7%
Motor Vehicles	-	9.7%

(g) **Stocks**

Stocks are stated at the lower of cost and net realisable value after adequate provision has been made for all deteriorated, damaged, obsolete or slow-moving items. Cost is determined on a weighted average basis or by first-in-first-out method.

(h) **Income Tax**

The tax expense is determined on the basis of tax effect accounting, using the liability method and is applied to all significant timing differences. Deferred tax benefits are not recognised unless there is reasonable expectation of their realisation.

(i) **Foreign Currencies**

Monetary assets and liabilities denominated in foreign currencies are translated into Singapore dollars at the rate of exchange ruling at the balance sheet date. Transactions during the year are converted into Singapore dollars at the rates of exchange ruling on transaction dates. Differences on exchange are included in the profit and loss account. The financial statements of the foreign subsidiary and foreign associated company are translated at the exchange rates ruling at the balance sheet date. Differences on exchange arising from the translation of the opening net investment in the foreign subsidiary and foreign associated company are taken directly to the exchange realignment account.

(j) **Revenue Recognition**

Revenue from the sale of goods and services is recognised upon passage of title to the customer and services rendered which generally coincide with their delivery and acceptance.

(k) **Property Under Development**

Property under development is stated at cost.

Cost includes cost of land and other direct and related development expenditure incurred in developing the properties.

3. Holding Companies

The immediate holding company is **ANGKASA MARKETING (S) PTE LTD**, a company incorporated in Singapore. The ultimate holding company is **AMSTEEL CORPORATION BERHAD**, a company incorporated in Malaysia.

4. Share Capital

		GROUP		COMPANY	
		2003	2002	2003	2002
		S$	S$	S$	S$
(a)	**Share Capital**				
	Ordinary shares of S$1 each				
	Authorised :-				
	100,000 shares at beginning and end of the year	100,000	100,000	100,000	100,000
	Issued and fully paid :-				
	2 shares at beginning and end of the year	2	2	2	2
(b)	**Capital Reserve (non distributable)**				
	Balance at beginning of the year	94,596	58,344	-	-
	Transfer from profit and loss account	81,408	60,420	-	-
	Transfer to minority interest	(32,563)	(24,168)	-	-
	Balance at end of the year	143,441	94,596	-	-
(c)	**Revenue Reserves (distributable)**				
	Balance at beginning of the year	700,637	305,854	657,454	342,680
	Profit after minority interest	249,538	455,203	399,929	314,774
	Transfer to capital reserve	(81,408)	(60,420)	-	-
	Balance at end of the year	868,767	700,637	1,057,383	657,454
(d)	**Exchange Realignment Account (Non-distributable)**				
	Balance at beginning of the year	104,345	267,042	-	-
	Net translation adjustment during the year	8,947	(162,697)	-	-
	Balance at end of the year	113,292	104,345	-	-
	Distributable	868,767	700,637	1,057,383	657,454
	Non-distributable	256,733	198,941	-	-
	Total reserves	1,125,500	899,578	1,057,383	657,454
	Shareholders' Equity	1,125,502	899,580	1,057,385	657,456

5. Investment in Subsidiary

(a) Details of the subsidiary company are as follow :

Name of Company (Country of Incorporation Business)	Cost of Investment		Percentage of Equity held		Principal Activities
	2003 S$	2002 S$	2003	2002	
Mianyang Fulin Parkson Plaza Co Ltd (People's Republic of China)	1,872,000	1,872,000	60%	60%	Retailing and entertainment business

(b) The amount owing by subsidiary is non-trade in nature, unsecured and has no fixed term of repayment.

6. Investment in Associated Company

(a)

	Group		Company	
	2003 S$	2002 S$	2003 S$	2002 S$
Unquoted shares, at cost	2,313,220	2,313,220	2,313,220	2,313,220
Share of post acquisition loss	(361,096)	(53,232)	-	-
Exchange realignment	(48,709)	(48,722)	-	-
	1,903,415	2,211,266	2,313,220	2,313,220

(b) Details of the associated company are as follows :

Name of Company (Country of Incorporation / Business)	Cost of Investment		Percentage of Equity held		Principal Activities
	2003 S$	2002 S$	2003	2002	
Inner Mongolia Leadar Parkson Plaza Co., Ltd (People's Republic of China)	2,313,220	2,313,220	25%	25%	Retailing and entertainment business

7. Fixed Assets

Group	Plant & Machinery S$	Motor Vehicles S$	Office Equipment S$	Total S$
Cost				
As at 1.7.02	2,101,344	15,264	62,116	2,178,724
Additions	391,352	55,544	-	446,896
As at 30.6.03	2,492,696	70,808	62,116	2,625,620
Accumulated Depreciation				
As at 1.7.02	550,988	6,572	23,532	581,092
Charge for the year	221,116	7,420	5,936	234,472
As at 30.6.03	772,104	13,992	29,468	815,564
Net Book Value				
As at 30.6.03	1,720,592	56,816	32,648	1,810,056
As at 30.6.02	1,550,356	8,692	38,584	1,597,632
Depreciation-2002	145,432	1,484	64,024	210,940

8. Property Under Development

	Group 2003 S$	Group 2002 S$
Leasehold commercial building, at cost	109,604	-

9. Deferred Expenditure

	Group 2003 S$	Group 2002 S$
Deferred Expenditure, at cost	1,168,368	566,500
Accumulated amortisation	(324,572)	(57,876)
Translation difference	44,484	44,484
Balance at end of the year	888,280	553,108
Movement in accumulated amortisation :		
Balance at beginning of the year	57,876	-
Charge during the year	266,696	57,876
Balance at end of the year	324,572	57,876

10. Stocks

	Group 2003 S$	Group 2002 S$
Trading stocks	79,288	65,932
General and consumables stores	782,280	775,708
	861,568	841,640
Provision for stock obsolescence	(35,616)	(44,732)
	825,952	796,908

Movement in provision for stock obsolescence during the year:

	Group 2003 S$	Group 2002 S$
Balance at beginning of the year	44,732	34,540
Charge to Profit and Loss account	10,388	27,136
Provision no longer required	(19,504)	(7,632)
Stock written off against provision	-	(8,056)
Exchange realignment	-	(1,256)
Balance at end of the year	35,616	44,732

11. Other Debtors & Prepayments

	Group 2003 S$	Group 2002 S$
Tax recoverable	-	6,148
Other debtors	59,784	22,684
Prepayments	672,252	610,560
	732,036	639,392

12. Amounts Owing By / (To) Related Companies

Amounts owing by / (to) related companies are unsecured, interest free and have no fixed terms of repayments.

13. Amounts Owing To A Related Party

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operation decisions.

Amounts owing to a related party is interest free, unsecured and has no fixed terms of repayment.

14 Other Creditors & Accruals

	Group		Company	
	2003	2002	2003	2002
	S$	S$	S$	S$
Other creditors	933,504	1,018,284	2,400	2,380
Accrued operating expenses	312,956	589,404	2,800	2,800
	1,246,460	1,607,688	5,200	5,180

15. Amount Owing to Immediate Holding Company

Amount owing to immediate holding company is unsecured, interest free and has no fixed term of repayment.

16. Turnover

This represents invoiced trading sales of the Group during the financial year.

17. Other Operating Income

	Group		Company	
	2003	2002	2003	2002
	S$	S$	S$	S$
Dividend income from subsidiary company	-	-	445,200	319,272
Entrance income	252,068	74,836	-	-
Rental income	918,596	663,136	-	-
Interest income	137,164	124,919	-	-
Other income	12,296	12,033	-	-
	1,320,124	874,924	445,200	319,272

18. Profit From Operations

	Group		Company	
	2003	2002	2003	2002
	S$	S$	S$	S$
This is determined after charging/(crediting) the following:				
Auditors' remuneration - the Company	2,800	2,800	2,800	2,800
- other auditors	2,968	2,756	-	-
Amortisation of deferred expenditure	266,696	57,876	-	-
Depreciation of fixed assets	234,472	210,940	-	-
Directors' remuneration of subsidiary	7,420	7,632	-	-
Exchange loss – unrealised	53,371	4,240	42,135	-
Provision for stock obsolescence	10,388	27,136	-	-
Provision for stock obsolescence no longer required	(19,504)	(7,632)	-	-
Staff costs	592,328	773,520	-	-
Number of employees at end of the year	164	217	-	-

Staff costs include staff salaries, staff allowances, welfare, staff medical and related expenses.

19. Finance Cost

	Group 2003 S$	Group 2002 S$
Interest expenses on loan from related companies	-	6,996

20. Taxation

	Group 2003 S$	Group 2002 S$
Overseas income tax	403,012	321,392

The Company has not made any provision for Singapore Income Tax on dividend received from its foreign subsidiary due to tax sparing relief available provided under the double tax treaty agreement entered between Singapore and the People's Republic of China.

21. Financial Risk Management

The activities of the Company and the Group are exposed to a variety of financial risks, including the effects of changes in foreign currency exchange rates, interest rates and credit risks.

The financial risk management of the Company and the Group are carried out under policies approved by the Board of Directors ("the Board"). The Board provides guidelines for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, and investing excess liquidity, if any.

(i) Foreign Exchange Risk

The Group has investments in a foreign subsidiary and a foreign associated company, whose net assets are exposed to currency translation risk since the Group's reporting currency is in Singapore dollars. Details of the accounting policy on the translation of the financial statements of the foreign subsidiary and associated companies are disclosed in Note 2(i).

The Company and the Group do not have a policy to hedge both the transaction and translation risks.

The Company and the Group do not enter into derivative forward foreign exchange contracts for hedging and speculative purposes.

21. **Financial Risk Management (Cont'd)**

(ii) Interest Rate Risk

The Company and the Group are exposed to interest rate risk through the impact of rate changes on interest bearing debts and credit facilities with banks. The Company and Group policy are to manage its interest cost using a mix of fixed and variable rate debt.

(iii) Credit Risk

The Company and the Group have no significant concentrations of credit risk. The Company and the Group have policies in place to ensure that sales of products and services rendered are made to customers with adequate financial standing and appropriate credit history.

(iv) Liquidity Risk

In the management of liquidity risk, the Company and the Group monitor and maintains the availability of its funding through borrowing and lending from/to related companies to finance its operations and mitigate the effects of fluctuations in cash flows.

22. **Fair Value of Financial Assets and Financial Liabilities**

The carrying amounts of the financial assets and financial liabilities recorded in the financial statements represent their respective net fair value.

23. **General**

The Company is incorporated in Singapore with its registered office situated at 10 Arumugam Road, #10-00 Lion Industrial Building, Singapore 409957.

The principal activity of the Company is that of investment holding. The principal activities of its subsidiary company is stated in Note 5(a) to the accounts.

There have been no significant changes in the nature of these activities during the financial year.

24. Comparative Figures

Where necessary comparative figures have been adjusted to conform with changes in presentation in the current year.

	2003 S$	2002 S$
DIVIDEND INCOME	445,200	319,272
OPERATING EXPENSES		
Auditors' remuneration - current year	2,800	2,800
- over provision in prior year	(200)	-
Exchange loss - Non-trade	42,135	-
Bank charges	516	-
General Expenses	20	130
Legal & Professional Expenses	-	1,568
	(45,271)	(4,498)
PROFIT FOR THE YEAR	399,929	314,774

INFORMATION ON PARKSON CORP

1. HISTORY AND BUSINESS

Parkson Corp's principal activity is the operation of departmental stores.

Parkson Corp (formerly known as Inview Corporation Sdn Bhd) is a company incorporated to take over the net assets of selected stores from KPMG Peat Marwick, the provisional liquidator of Emporium Holdings Sdn Bhd. The existing operating stores that were previously taken over from Emporium Holdings Sdn Bhd were those situated at Parkson Ria in Holiday Plaza, Johor Bharu, Parkson Ria in Mersing, Johor and Parkson Ria in JB Tar Complex, Johor Bharu , with total trading areas of 59,122 sq. meters, 9,505 sq. meters and 24,161 sq. meters respectively.

Parkson Corp commenced operations in October 1986. Its registered office is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur. Its principal place of business is located at Level 5, Klang Parade, No. 2112, Jalan Meru, 41050 Klang, Selangor Darul Ehsan.

Today, the company operates as the largest departmental retail chain in Malaysia known as Parkson, located in One Utama, Petaling Jaya, Sungai Wang Plaza, Kuala Lumpur and Ipoh Parade, Ipoh with total trading areas of 138,126 sq. metres, 132,791 sq. metres and 124,385 sq. metres, respectively. Through its established nation wide network, Parkson Corp serves as the retail arm of the Lion Group and takes the leading role in the Group's numerous diversification into other retail ventures such as hypermarkets like Xtra Supercenter Sdn Bhd which are located in The Mines, Klang Parade and Ipoh Parade with a total trading areas of 60,286 sq. metres, 49,402 sq. metres and 21,394 sq. metres.

2. SHARE CAPITAL

The present authorised and issued and paid-up share capital of Parkson Corp as at 4 February 2004 are as follows:

Type	No. of shares	Par value RM	Total RM
Authorised :			
- Ordinary shares	99,965,452	1.00	99,965,452
- Preference shares	3,454,800	0.01	34,548
			100,000,000
Issued and fully paid-up :			
- Ordinary shares	50,000,002	1.00	50,000,002
- Preference shares	347,000	0.01	3,470
			50,003,472

3. **CHANGES IN ISSUED AND PAID-UP SHARE CAPITAL**

Details of changes to the issued and paid-up share capital of Parkson Corp since its incorporation are as follows:

Date of allotment	No. of Ordinary shares/Preference shares	Par value RM	Consideration	Cumulative issued and paid-up share capital RM
24.10.86	2 ordinary shares	1.00	Subscribers' shares	2
15.01.88	30,000,000 ordinary shares	1.00	Cash	30,000,002
15.01.88	20,000,000 ordinary shares	1.00	*	50,000,002
29.06.96	347,000 preference shares	0.01	Cash	3,470

Note:

* *Allotment made to Provisional Liquidators, Messrs Geh Cheng Hooi & Ramli Ibrahim of Emporium and Supermarket Holdings Berhad, in satisfaction of the acquisition of the following assets, pursuant to an agreement entered by Parkson Corp on 16 July 1987:*

(i) fixed assets, excluding land and building, amounting to RM11.0 million; and
(ii) stocks, amounting to RM9.0 million.

4. SUBSTANTIAL SHAREHOLDERS

Parkson Corp is a wholly-owned subsidiary of TIMURIANG, a company incorporated in Malaysia, which is in turn a wholly-owned subsidiary of Amsteel.

5. BOARD OF DIRECTORS

The particulars of the Directors of Parkson Corp as at 4 February 2004 and their shareholdings are as follows:

Name	Citizenship	Direct		Indirect	
		No. of Shares	%	No. of Shares	%
TSWC	Malaysian	-	-	50,000,002*	100
Cheng Yoong Choong	Singaporean	-	-	-	-
Pee Kang Seng @ Lim Kang Seng	Malaysian	-	-	-	-

Note:

* *Deemed interested pursuant to section 6A of the Act by virtue of his interest in Timuriang Sdn Bhd.*

6. SUBSIDIARY AND ASSOCIATED COMPANIES

As at 4 February 2004, Parkson Corp does not have any subsidiary and associated company.

7. PROFIT AND DIVIDEND RECORDS

The audited profit and dividend records of Parkson Corp for the past five (5) FYE 30 June 2003 and the unaudited results for the six (6) months ended 31 December 2003 are as follows:

FYE 30 June	←Audited→					Unaudited results for 6 months ended 31 December 2003 RM'000
	1999 RM'000	2000 RM'000	2001 RM'000	2002 RM'000	2003 RM'000	
Turnover	458,816	460,519	457,691	494,078	528,922	346,791
PBT/(LBT) before exceptional items	3,051	22,697	(11,065)	10,398	17,536	15,301
Exceptional items	47,382	-	-	-	-	-
PBT/(LBT) after exceptional items	50,433	22,697	(11,065)	10,398	17,536	15,301
Taxation	3,531	(7,478)	(5,227)	(3,334)	(5,419)	(2,373)
PAT/(LAT) before MI	53,964	15,219	(16,292)	7,064	12,117	12,928
MI	-	-	-	-	-	-
PAT/(LAT) after MI	53,964	15,219	(16,292)	7,064	12,117	12,928
No. of shares in issue ('000)	50,003	50,003	50,003	50,003	50,003	50,003
Net EPS/(LPS) (sen)	107.92	30.44	(32.58)	14.13	24.23	51.71*
Gross dividend rate (%)						
- ordinary	3.42	7.50	-	-	-	-
- preference	100.0	80,000	-	-	-	-

* *Annualised.*

Notes:

1. *There were no extraordinary items during the financial years and financial period under review.*

2. *In FYE 1999, the decrease in turnover was attributed to slowdown in the retail sector as a result of regional economic crisis. The exceptional gain of RM47.4 million arose from disposal of its supermarket division to RA-PPB (TOPS) Sdn Bhd for a total consideration of RM88.2 million.*

3. *In FYE 2000, the improvement in revenue and PBT was mainly due to increased consumer's spending in line with the general economic recovery.*

4. *In FYE 2001, LBT was recorded due mainly to an allowance for the diminution in value of investment of RM26.0 million.*

5. *In FYE 2002, the opening of two (2) new stores in Penang coupled with promotions held during the year have resulted in higher revenue and turnaround from net loss in previous year to net profit.*

6. *In FYE 2003, the opening of a Parkson store with new layout, continuous promotions and the uplifting of restriction on the number of store-wide sales held per annum by the authorities have boosted revenue and PBT.*

7. *For the six (6) months ended 31 December 2003, the significant increase in revenue and PBT (on an annualised basis) was mainly due to the sales made during the festive season.*

8. AUDITED ACCOUNTS

The audited financial statements of Parkson Corp for the FYE 30 June 2003 together with the auditors' report thereon are reproduced in the ensuing pages.

The rest of this page is intentionally left blank

ONG BOON BAH & CO
CHARTERED ACCOUNTANTS

Company No: 157029 X

REPORT OF THE AUDITORS TO THE MEMBERS OF
PARKSON CORPORATION SDN BHD

We have audited the financial statements set out on pages 131 to 201 The preparation of these financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain all the information and explanations; which we considered necessary, to provide us with sufficient evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit includes an assessment of the accounting principles used and significant estimates made by the directors as well as evaluating the adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of:

  (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Company; and

  (ii) the state of affairs of the Company as at 30 June 2003 and of the results and cash flows of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company have been properly kept in accordance with the provisions of the said Act.

ONG BOON BAH & CO
AF: 0320
Chartered Accountants

WONG SOO THIAM
1315/12/04(J)
Partner of the Firm

Kuala Lumpur

- 8 OCT 2003

8-10-1, MEGAN PHILEO PROMENADE, 189, JALAN TUN RAZAK, 50400 KUALA LUMPUR
P.O. BOX 11077, 50734 KUALA LUMPUR
TEL 03-21630292 FAX 03-21630316

PARKSON CORPORATION SDN BHD
(Incorporated in Malaysia)

BALANCE SHEET
AS AT 30 JUNE 2003

	Note	2003 RM	2002 RM
PROPERTY, PLANT AND EQUIPMENT	2	33,641,391	35,364,879
SUBSIDIARY COMPANY	3	4	4
INVESTMENTS	4	282,567	30,071,167
CURRENT ASSETS			
Inventories	5	94,368,386	90,834,873
Other receivables, deposits and prepayments	6	17,499,125	20,018,465
Tax recoverable		409,366	-
Amount due from holding company		80,144,271	80,758,040
Amount due from related companies		102,421,630	66,577,163
Short term deposits with a licensed financial institution	7	352,372	49,789
Cash and bank balances		2,872,562	4,738,338
		298,067,712	262,976,668
CURRENT LIABILITIES			
Trade payables	8	100,347,027	107,579,849
Other payables and accruals	9	15,563,222	9,791,213
Finance lease liabilities	10	-	480,635
Amount due to related companies		25,833,094	25,831,895
Short term borrowings:	11		
- Bank overdrafts		2,470,075	9,089,209
- Others		15,109,078	13,847,200
Tax liabilities		-	2,511,114
		159,322,496	169,131,115
NET CURRENT ASSETS		138,745,216	93,845,553
		172,669,178	159,281,603
Financed by:			
SHARE CAPITAL	12	50,003,472	50,003,472
ACCUMULATED PROFIT		121,394,706	109,278,131
SHAREHOLDERS' FUNDS		171,398,178	159,281,603
DEFERRED TAX LIABILITIES	13	1,271,000	-
		172,669,178	159,281,603

The accompanying notes form an integral part of the financial statements.

Company No : 157029 X

PARKSON CORPORATION SDN BHD
(Incorporated in Malaysia)

INCOME STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

	Note	2003 RM	2002 RM
Revenue	14	528,921,560	494,077,714
Other operating income		14,085,713	7,157,931
Changes in inventories		3,652,662	(10,308,163)
Purchases		(407,813,995)	(364,554,084)
Staff costs		(30,743,494)	(29,954,906)
Depreciation		(9,680,472)	(9,201,415)
Other operating expenses		(79,434,814)	(75,000,290)
Profit from operations	15	18,987,160	12,216,787
Finance costs	16	(1,451,039)	(1,819,158)
Profit before taxation		17,536,121	10,397,629
Taxation	17	(5,419,546)	(3,333,676)
Net profit for the financial year		12,116,575	7,063,953

The accompanying notes form an integral part of the financial statements.

PARKSON CORPORATION SDN BHD
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

	Share capital RM	Accumulated profit RM	Total RM
Balance at 30 June 2001	50,003,472	102,214,178	152,217,650
Net profit for the financial year	-	7,063,953	7,063,953
Balance at 30 June 2002	50,003,472	109,278,131	159,281,603
Net profit for the financial year	-	12,116,575	12,116,575
Balance at 30 June 2003	50,003,472	121,394,706	171,398,178

The accompanying notes form an integral part of the financial statements.

Company No : 157029 X

PARKSON CORPORATION SDN BHD
(Incorporated in Malaysia)

CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

	Note	2003 RM	2002 RM
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before taxation		17,536,121	10,397,629
Adjustment for non-cash items, interests and dividends	18(a)	3,961,185	10,566,723
Operating profit before working capital changes		21,497,306	20,964,352
(Increase)/Decrease in inventories		(3,533,513)	10,529,111
Decrease/(Increase) in trade and other receivables		2,371,957	(1,420,505)
Decrease in trade and other payables		(1,460,813)	(9,754,017)
Cash generated from operations		18,874,937	20,318,941
Tax paid		(7,069,026)	(9,426,306)
Net cash inflow from operating activities		11,805,911	10,892,635
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from disposal of property, plant and equipment		155,065	6,053
Purchase of property, plant and equipment		(8,024,097)	(2,807,215)
Decrease in amount due from holding company		613,769	426,466
Decrease/(Increase) in amount due from related company		559,468	(830,193)
Proceeds from disposal of quoted investment		-	1,000
Interest received		302,562	127,919
Dividends received		11,158	-
Net cash outflow from financing activities		(6,382,075)	(3,075,970)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net repayments of hire purchase and lease creditors		(480,635)	(1,056,617)
Net increase in short term borrowings		1,261,878	200,000
Decrease in amount due to related companies		(177,593)	(134,173)
Interest paid		(971,545)	(1,131,276)
Net cash outflow from financing activities		(367,895)	(2,122,066)
Net increase in cash and cash equivalents		5,055,941	5,694,599
Cash and cash equivalents at beginning of the financial year		(4,301,082)	(9,995,681)
Cash and cash equivalents at end of the financial year	18(b)	754,859	(4,301,082)

The accompanying notes form an integral part of the financial statements.

PARKSON CORPORATION SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
30 JUNE 2003

1. SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF ACCOUNTING

The financial statements have been prepared under the historical cost convention unless otherwise indicated in this summary of significant accounting policies.

The financial statements comply with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

(b) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, if any. The policy for the recognition and measurement of impairment losses is in accordance with note 1(m).

Capital work-in-progress is not depreciated.

Gains or losses arising from the disposal of an asset is determined as the difference between the net disposal proceeds and the carrying amount of the asset and is recognised in the income statement.

Depreciation of other property, plant and equipment is provided on the straight line basis to write off the cost of each asset over its estimated useful life.

The principal annual depreciation rates used are:

Building	2%
Plant and machinery	15%
Furniture and equipment	10% - 15%
Motor vehicles	20%

(c) SUBSIDIARY COMPANY

Subsidiary company is the company in which the Company has power to exercise control over the financial and operating policies so as to obtain benefits from its activities.

Investment in subsidiary company in the Company's financial statement is stated at cost. Where there is an indication of impairment in the value of the assets, the carrying amount of the investment is assessed and written down immediately to its recoverable amount. The policy for the recognition and measurement of impairment losses is in accordance with note 1(m).

On disposal of a subsidiary company, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

1. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(d) INVESTMENTS

Investments are stated at cost and allowance is made where, in the opinion of the directors there is a permanent diminution in value.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

(e) INVENTORIES

Inventories, which consist mainly of trading merchandise, are valued at the lower of cost and net realisable value.

Cost comprises the weighted average cost of merchandise arrived at using the Retail Inventory method. Weighted average cost includes related charges incurred in purchasing such merchandise.

Net realisable value is arrived at after due allowance is made for all obsolete or slow moving stocks.

(f) RECEIVABLES

Receivables are carried at anticipated realisable value. Bad debts are written off in the period in which they are identified. Allowance for bad and doubtful debts is made based on estimates of possible losses which may arise from non-collection of certain debts.

(g) FINANCE LEASES

A lease is recognised as finance lease if it transfers substantially to the Company all the risks and rewards incident to ownership. Finance leases are capitalised at the inception of the lease at lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding lease obligations, net of finance charges, are included in liabilities. The interest element of the finance charge is charged to the income statement over the lease period.

Property, plant and equipment acquired under finance leases are capitalised and depreciated in accordance with the depreciation policy set out in note 1(b).

1. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(h) INCOME TAX

Income tax on the profit or loss for the financial year comprises current and deferred tax. Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted at the balance sheet date.

Deferred tax is provided for, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised.

Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is recognised in the income statement, except when it arises from a transaction which is recognised directly in equity, in which case the deferred tax is also charged or credited directly in equity, or when it arises from business combination that is an acquisition, in which case deferred tax is included in the resulting goodwill or reserve on consolidation.

Prior to the adoption of Malaysian Accounting Standards Board ("MASB") 25 "Income Taxes" on 1 July 2002, deferred tax liabilities was provided for using the liability method in respect of significant timing differences and deferred tax assets were not recognised unless there was reasonable expectation of their realisation.

(i) **FOREIGN CURRENCIES**

The financial statements are stated in Ringgit Malaysia.

Transactions in foreign currencies are converted into Ringgit Malaysia at the rates of exchange ruling at the transaction dates or at contracted rates where applicable. Monetary assets and liabilities in foreign currencies at the financial year end are translated into Ringgit Malaysia at the rates of exchange ruling at that date or at contracted rates, where applicable. All exchange differences arising therefrom are included in the income statement, with the exception of exchange differences on loans obtained for acquiring property, plant and equipment which are capitalised until the assets are ready for their intended use.

The closing rates used in the translation are as follows:

RM1	=	USD0.26	(2002: RM1 = USD 0.26)
RM1	=	SGD0.46	(2002: RM1 = SGD 0.47)
RM1	=	HK$ 2.06	(2002: RM1 = HK$ 2.06)
RM1	=	Peso14.37	(2002: RM1 = Peso 13.56)
RM1	=	Rp 2,481	(2002: RM1 = Rp 2,500)
RM1	=	Rmb2.18	(2002: RM1 = Rmb 2.18)

1. *SIGNIFICANT ACCOUNTING POLICIES (cont'd)*

(j) REVENUE RECOGNITION

Revenue from sales of goods is recognised when the goods are delivered.

(k) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and in hand, bank overdrafts, demand deposits and other short term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

(l) BORROWINGS

Borrowings are initially recognised based on the proceeds received, net of transaction costs incurred.

Interest incurred on specific and identifiable borrowings used to acquire plant and machinery is capitalised until the assets are ready for their intended use.

(m) IMPAIRMENT OF ASSETS

The carrying values of the assets other than inventories and financial assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. The recoverable amount is the higher of an asset's net selling price and its value in use, which is measured by reference to the present value of estimated future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash-generating unit.

Impairment loss is recognised as an expense in the income statement, unless the asset is carried at a revalued amount, in which case the impairment loss is used to reduce the revaluation surplus to the extent of previously recognised revaluation surplus for the same asset.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss has been recognised. The reversal is recognised in the income statement, unless it reverse an impairment loss on a revalued asset, in which case it is taken to equity.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred that reverse the effect of that event.

1. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(n) FINANCIAL INSTRUMENTS

Financial instruments are recognised in the balance sheet when the Company has become a party to the contractual provisions of the instruments.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Company has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

2. PROPERTY, PLANT AND EQUIPMENT

	Building RM	Plant and machinery RM	Furniture and equipment RM	Motor vehicles RM	Capital work-in-progress RM	Total RM
COST						
At 1 July 2002	3,110,406	6,878,904	98,489,646	1,528,020	340,253	110,347,229
Additions	-	195,069	7,121,401	303,070	404,557	8,024,097
Disposals	-	(47,216)	(239,504)	(206,266)	-	(492,986)
Written off	-	-	(300,996)	-	-	(300,996)
Reclassification	-	-	269,652	-	(269,652)	-
At 30 June 2003	3,110,406	7,026,757	105,340,199	1,624,824	475,158	117,577,344
ACCUMULATED DEPRECIATION						
At 1 July 2002	549,505	5,842,672	67,116,669	1,473,504	-	74,982,350
Charge for the financial year	62,208	294,981	9,221,749	101,534	-	9,680,472
Disposals	-	(36,118)	(188,461)	(202,450)	-	(427,029)
Written off	-	-	(299,840)	-	-	(299,840)
At 30 June 2003	611,713	6,101,535	75,850,117	1,372,588	-	83,935,953
NET BOOK VALUE						
At 30 June 2003	2,498,693	925,222	29,490,082	252,236	475,158	33,641,391
At 30 June 2002	2,560,901	1,036,232	31,372,977	54,516	340,253	35,364,879
Depreciation charge for the financial year ended 30 June 2002	62,208	289,542	8,710,586	139,079	-	9,201,415

2. PROPERTY, PLANT AND EQUIPMENT (cont'd)

The net book value of property, plant and equipment acquired under finance leases are as follows

	Building RM	Plant and machinery RM	Furniture and equipment RM	Motor vehicles RM	Capital work-in-progress RM	Total RM
NET BOOK VALUE						
At 30 June 2003	-	-	-	-	-	-
At 30 June 2002	-	7	2,702,000	45,953	-	2,747,960

As of 30 June 2003, the strata title of the building has not been issued by the relevant authority.

3. SUBSIDIARY COMPANY

	2003 RM	2002 RM
Unquoted shares at cost	4	4

The subsidiary company is:

Name of Company	Country of Incorporation	Holding in Equity 2003 %	Holding in Equity 2002 %	Principal Activity
Kobayashi Optical (S) Pte Ltd	Singapore	100	100	Dormant

The financial statements of the subsidiary company was not consolidated as the Company is a wholly-owned subsidiary of Timuriang Sdn Bhd, a company incorporated in Malaysia.

4. INVESTMENTS

	2003 RM	2002 RM
Quoted shares in Malaysia at cost	-	55,788,600
Allowance for foreseeable loss	-	(26,000,000)
	-	29,788,600
Unquoted shares at cost	282,567	282,567
	282,567	30,071,167
Market value of quoted shares	-	12,552,435

5. INVENTORIES

	2003 RM	2002 RM
At cost		
Departmental merchandise	93,651,092	89,998,430
Raw materials and consumables	717,294	836,443
	94,368,386	90,834,873

6. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	2003 RM	2002 RM
Other receivables	4,800,060	8,101,638
Deposits	12,645,111	11,876,711
Prepayments	53,956	40,116
	17,499,127	20,018,465

7. **SHORT TERM DEPOSITS WITH A LICENSED FINANCIAL INSTITUTION**

The weighted average interest rates of deposits at the balance sheet date is 3.0% (2002: 3.2%) per annum.

The average maturities of the deposits as at the end of the financial year is 30 days (2002: 30 days).

8. **TRADE PAYABLES**

The normal credit terms of trade payables range from 30 to 90 days (2002: 30 to 90 days).

9. **OTHER PAYABLES AND ACCRUALS**

	2003 **RM**	**2002** **RM**
Other payables	10,558,257	8,618,837
Accruals	5,004,965	1,172,376
	15,563,222	9,791,213

10. FINANCE LEASE LIABILITIES

	2003 RM	2002 RM
Minimum lease payments		
- not later than one year	-	505,614
Future finance charges	-	(24,979)
Present value of finance lease liabilities	-	480,635

Present value of finance lease liabilities are as follows:

	2003 RM	2002 RM
- not later than one year	-	480,635

The finance lease liabilities carry interest rates ranging from 4.80% to 9.30% per annum.

11. SHORT TERM BORROWINGS

		2003 RM	2002 RM
a)	Bank overdrafts - secured	2,470,075	9,089,209
b)	Others		
	Short term loans - secured	11,709,078	12,047,200
	Bills payable - secured	3,400,000	1,800,000
		15,109,078	13,847,200

The short term borrowings carry average interest rates of between 8.15% to 8.4% (2002: 8.55% to 8.8%) per annum.

The short term borrowings, as specified in the Bank Facilities Overlay Agreement ("BFOA") are secured by:

i) a fixed and floating charge over all present and future assets of the Company;

ii) a deed of assignment over insurance policies taken up by the Company on or relating to its assets and payments received thereunder;

iii) a first fixed and floating charge over all present and future assets, except for investments in related or associated companies, of Timuriang Sdn Bhd; and

11. SHORT TERM BORROWINGS (cont'd)

iv) a deed of assignment over insurance policies taken up by its related companies, Xtra Supercenter Sdn Bhd, Benecorp Sdn Bhd and WGD Retail Consultancy Sdn Bhd, on or relating to their assets and payment received thereunder.

Subsequent to the balance sheet date, the BFOA has been renewed and would be due on 30 September 2003.

12. SHARE CAPITAL

	2003 RM	2002 RM
Authorised:		
Ordinary shares of RM1.00 each	99,965,452	99,965,452
Preference shares of RM0.01 each	34,548	34,548
	100,000,000	100,000,000
Issued and fully paid:		
Ordinary shares of RM1.00 each	50,000,002	50,000,002
Preference shares of RM0.01 each	3,470	3,470
	50,003,472	50,003,472

The non-cumulative redeemable preference shares of RM0.01 each of the Company carry the following features:

a) The preference shares shall carry the right to preference dividends (non-cumulative), which shall be not less than RM0.01 per preference share and shall not exceed RM100.00 per preference share per annum in priority to ordinary shares;

b) The preference shares shall rank both as regards dividend and return of capital in priority to the ordinary shares in the Company;

c) The preference shares shall not confer any right of voting at any general meeting of the Company nor receipt of any notices of meetings of the Company; and

d) The preference shares shall be redeemed at par by the Company by the payment of RM0.01 for every one preference share at any time at the option of the Company.

13. **DEFERRED TAXATION**

	2003 RM	2002 RM
Deferred tax liabilities provided for in the financial statements:		
- excess of capital allowance over depreciation	1,271,000	-

14. REVENUE

Revenue represents the invoiced value of goods sold less returns and allowances.

15. PROFIT FROM OPERATIONS

Profit from operations is arrived at

	2003 RM	2002 RM
After charging:		
Auditors' remuneration:		
- current year	68,256	68,256
- prior year	144	(3,542)
Bad debts written off	147,381	-
Depreciation	9,680,472	9,201,415
Rental of premises:		
- related companies	6,320,501	6,015,744
- others	38,388,973	36,827,765
Property, plant and equipment written off	1,156	-
And crediting:		
Gross dividend income from quoted investments	11,158	-
Gain on disposal of property, plant and equipment	89,108	1,970
Gain on disposal of quoted investment	6,615,333	-
Rental income	4,920,993	5,628,965
Interest income	302,562	127,919

16. FINANCE COSTS

	2003 RM	2002 RM
Bank guarantee	100,668	105,033
Bank charges	200,034	218,928
Interest expenses on:		
- advances from related companies	178,792	363,921
- bank overdrafts	421,557	682,070
- bankers' acceptance and trust receipt	105,369	30,546
- lease and hire purchase	25,004	177,660
- revolving credit	419,615	241,000
	1,451,039	1,819,158

17. TAXATION

	2003 RM	2002 RM
Current year	4,311,000	3,333,676
Prior year	(162,454)	-
Deferred taxation	1,271,000	-
	5,419,546	3,333,676

The numerical reconciliation of average effective tax rate with the applicable tax rate are as follows:

	2003 %	2002 %
Taxation at Malaysian statutory tax rate of 28%	28	28
Income not subject to tax	(12)	(3)
Expenses not deductible for tax purposes	18	30
Utilisation of unabsorbed capital allowances	(9)	(23)
Overprovision of taxation in prior years	(1)	-
Deferred taxation	7	-
Average effective tax rate	31	32

The Company has estimated tax exempt account amounting to RM12,823,000 (2002: RM12,823,000) available for the distribution of tax exempt dividends.

The Company has estimated tax credit of RM12,244,000 (2002: RM17,353,000) under Section 108 of the Income Tax Act, 1967 to frank the payments of dividends out of its retained profit as at 30 June 2003.

18. CASH FLOW STATEMENT

a) Adjustment for non-cash items, interests and dividends:

	2003 RM	2002 RM
Depreciation	9,680,472	9,201,415
Gain on disposal of quoted investment	(6,615,333)	-
Gain on disposal of property, plant and equipment	(89,108)	(1,970)
Interest expenses	1,150,337	1,495,197
Interest income	(302,562)	(127,919)
Dividend income	(11,158)	-
Bad debts written off	147,381	-
Property, plant and equipment written off	1,156	-
	3,961,185	10,566,723

18. CASH FLOW STATEMENT (cont'd)

b) Cash and cash equivalents at end of the financial year.

	2003 RM	2002 RM
Cash and bank balances	2,872,562	4,738,338
Short term deposits with a licensed financial institution	352,372	49,789
Bank overdrafts	(2,470,075)	(9,089,209)
	754,859	(4,301,082)

19. COMMITMENTS

The Company has commitments as follows:

	2003 RM	2002 RM
Capital expenditure for property, plant and equipment		
- approved but not contracted for	13,522,154	5,057,422
- approved and contracted for	1,380,846	472,408
	14,903,000	5,529,830
Lease commitments		
- non-cancellable lease of retail outlets	345,836,043	366,725,972
	360,739,043	372,255,802

	2003	2002
The lease agreements are repayable as follows:		
Within one year	21,424,732	20,889,929
From one to two years	22,798,986	21,424,732
From two to five years	72,016,433	69,860,413
More than five years	229,595,892	254,550,898
	345,836,043	366,725,972

20. CORPORATE INFORMATION

(a) The Company is a private limited company incorporated and domiciled in Malaysia.

(b) Registered office and principal place of business

The registered office of the Company is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

The principal place of business of the Company is located at Level 5, Klang Parade, No. 2112 Jalan Meru, 41050 Klang, Selangor Darul Ehsan.

20. CORPORATE INFORMATION (cont'd)

(c) Number of employees

	2003	2002
Total number of employees as at the end of the financial year	1,525	1,660

(d) Holding and ultimate holding companies

The Company is a wholly-owned subsidiary of Timuriang Sdn Bhd, a company incorporated in Malaysia. The directors regard Amsteel Corporation Berhad, a quoted company incorporated in Malaysia, as its ultimate holding company.

21. RELATED PARTY TRANSACTIONS

The amount due from holding company and related companies arose mainly from advances and payments made on behalf is unsecured, interest free and has no fixed repayment terms.

The amount due to related companies arose mainly from advances and payments made on behalf is unsecured, interest bearing with an interest rate ranging from 1% to 8% per annum and has no fixed repayment terms.

22. FINANCIAL INSTRUMENTS

Financial Risk Management Policies

The Company's financial risk management policy seeks to ensure that adequate financial resources are available for the development of the Company's businesses whilst managing its risks. The Company operates within clearly defined guidelines that are approved by the Board of Directors for observation in the day-to-day operations for the controlling and management of the risks associated with the financing, investing and operating activities of the Company.

The main areas of financial risks faced by the Company and the policy in respect of the major areas of treasury activity are set out as follows:

Interest rate risk

The Company policy is to borrow principally on the floating rate basis but to retain a proportion of fixed rate debt. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling benefits to be enjoyed if interest rates fall.

The information on maturity dates and interest rates of financial assets and liabilities are disclosed in their respective notes.

22. FINANCIAL INSTRUMENTS (cont'd)

Foreign currency risk

The Company has minimal exposure to foreign currency risk as major part of its trading activities are in the local currency, Ringgit Malaysia.

Credit risk

As the Company is in the retail business, sales to customers are either on cash or via credit cards. The Company's credit risk is minimised and mainly exposed to receivables due from reputable credit card companies and banks whose payment terms ranges from one to fourteen days.

The maximum credit risk associated with recognised financial assets is the carrying amount shown in the balance sheet.

The Company has no significant concentration of credit risk with any single counterparty.

Market risk

The Company has in place policies to manage the Company's exposure to fluctuation in the prices of the key departmental merchandise and raw materials used in the operations through close monitoring and buying ahead in anticipation of significant price increase, where possible. For market risk arising from changes in equity prices, the Company manages disposal of its investments to optimise returns on realisation.

Liquidity and cash flow risks

The Company actively managed its debt maturity profile, operating cash flows and the availability of the funding so as to ensure that all financing, repayment and funding needs are met. As part of overall prudent liquidity management, the Company endeavours to maintain sufficient levels of cash or cash convertible investments to meet its working capital requirements.

22. FINANCIAL INSTRUMENTS (cont'd)

Fair values

The carrying amounts of financial assets and liabilities of the Company as at 30 June 2003 approximated their fair values except as set out below:

No disclosure is made for:

(a) unquoted shares as it is not practical to estimate the fair value because of the lack of market information and the assumptions used in valuations models to value these investments cannot be reasonably determined; and

(b) balances with holding and related companies as it is impractical to determine their fair values with sufficient reliability given these balances have no fixed terms of repayment.

The following methods and assumptions are used to estimate the fair values of the following classes of financial instruments:

(i) Cash and cash equivalents and trade and other receivables/payables

The carrying amounts approximate fair values due to the relatively short term maturity of these financial instruments.

(ii) Borrowings

The carrying amount of short term borrowings approximates fair value because of the short maturity period.

23. SUBSEQUENT EVENT

On 6 September 2003, the Company entered into a conditional share sale agreement with Timuriang Sdn Bhd ("Timuriang"), the holding company of the Company, for the acquisition of Timuriang's departmental store business and assets used in the conduct of such business as a going concern at the following outlets for a consideration of RM2,108,831:

i) Parkson Grand Klang Parade at Ground and 1st Floor, Klang Parade, 2112, Jalan Meru, 41050 Klang, Selangor Darul Ehsan;

ii) Parkson Grand Seremban Parade at Lot 4973, Jalan Dato' Yam Tuan, 70000 Seremban, Negeri Sembilan; and

iii) Parkson Grand Ipoh Parade at G01, F01 and S01, Ipoh Parade, 105, Jalan Sultan Abdul Jalil, Green Town, 30450 Ipoh, Perak.

INFORMATION ON XTRA

1. HISTORY AND BUSINESS

Xtra commenced operations on 9 January 1997. Its registered office is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur. Its principal place of business is located at Level 5, Klang Parade, No. 2112, Jalan Meru, 41050 Klang, Selangor Darul Ehsan.

The Company is principally engaged in the business of hypermarkets which is the combination of supermarket and large general merchandise departmental store. It offers wide selection of fruits and vegetables, groceries, freshly baked pastries, fashion apparel for family, quality electrical appliances, toys, stationeries, office supplies, household and home furnishing items at "Low Prices Always".

The five (5) outlets of Xtra are as follows:

(a) The Mines, Sri Kembangan, Selangor, with a total trading area of 60,286 sq. feet.
(b) Klang Parade, Klang, Selangor, with a total trading area of 49,402 sq. feet.
(c) Ipoh Parade, Ipoh, Perak, with a total trading area of 21,394 sq. feet.
(d) Southern City, Johor Bharu, Johor, with a total trading area of 71,566 sq. feet.
(e) Prangin Mall, Penang, with a total trading area of 15,618 sq. feet.

2. SHARE CAPITAL

The present authorised and issued and paid-up share capital of Xtra as at 4 February 2004 are as follows:

Type	No. of ordinary shares	Par value RM	Total RM
Authorised	500,000	1.00	500,000
Issued and fully paid-up	500,000	1.00	500,000

3. CHANGES IN ISSUED AND PAID-UP SHARE CAPITAL

Details of changes to the issued and paid-up share capital of Xtra since its incorporation are as follows:

Date of allotment	No. of ordinary shares	Par value RM	Consideration	Cumulative issued and paid-up share capital RM
06.03.92	2	1.00	Subscribers' shares	2
06.05.92	199,998	1.00	Cash	200,000
04.06.92	300,000	1.00	Cash	500,000

Xtra is a wholly-owned subsidiary of TIMURIANG, a company incorporated in Malaysia, which in turn is a wholly-owned subsidiary of Amsteel.

5. BOARD OF DIRECTORS

None of the Directors of Xtra has any interest, direct or indirect in Xtra as at 4 February 2004. The particulars of the Directors are as follows:

Name	Nationality	Designation
Lee Whay Keong	Malaysian	Director
Cheng Yoong Choong	Singaporean	Director

6. SUBSIDIARY AND ASSOCIATED COMPANIES

Xtra does not have any subsidiary or associated company.

7. PROFIT AND DIVIDEND RECORDS

The audited profit and dividend records of Xtra for the past five (5) FYE 30 June 2003 and the unaudited results for the six (6) months ended 31 December 2003 are as follows:

	←Audited→					Unaudited 6 months ended 31 December
FYE 30 June	1999 RM'000	2000 RM'000	2001 RM'000	2002 RM'000	2003 RM'000	2003 RM'000
Turnover	166,212	170,378	180,003	180,514	164,245	73,717
LBT before exceptional items	19,282	6,173	5,829	4,886	5,270	3,601
Exceptional items	-	(1,022)	-	-	-	-
LBT after exceptional items	19,282	7,195	5,829	4,886	5,270	3,601
Taxation	-	-	-	-	-	-
LAT	19,282	7,195	5,829	4,886	5,270	3,601
No. of shares in issue ('000)	500	500	500	500	500	500
Net LPS (RM)	38.56	14.39	11.66	9.77	10.54	14.40*
Gross dividend rate (%)	-	-	-	-	-	-

* *Annualised*

Notes:

1. *There were no extraordinary items during the financial years and financial period under review.*

2. *In FYE 1999, higher losses were recorded mainly due to higher operating expenses and write-off of property, plant and equipment amounting to RM3.0 million in connection with the closure of a store.*

3. *In FYE 2000, the exceptional item was in respect of expenditure incurred for a proposed new store written off.*

4. *In FYE 2001 and 2002, there were no significant changes to the results of the company.*

5. *In FYE 2003, the lower revenue recorded was mainly due to stiffer competition in the supermarket industry*

6. *Losses were incurred for the six (6) months ended 31 December 2003 due to the insufficient sales volume to cover its operating expenses. The lower sales volume was mainly due to stiffer competition in the supermarket industry.*

8. AUDITED ACCOUNTS

The audited financial statements of Xtra for the FYE 30 June 2003 together with the auditors' report thereon are reproduced in the ensuing pages.

9. DIRECTORS' OPINION

Notwithstanding the attention drawn by the auditors in the Auditors' Report for the FYE 30 June 2003, the Directors of Xtra are of the opinion that the company will continue as a going concern in view of the company's ability to attain future profitable operations and the continuous financial support from its shareholders and creditors.

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Company No: 235513 A

REPORT OF THE AUDITORS TO THE MEMBERS OF
XTRA SUPERCENTER SDN BHD

We have audited the financial statements set out on pages 206 to 221 The preparation of these financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain all the information and explanations, which we considered necessary, to provide us with sufficient evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit includes an assessment of the accounting principles used and significant estimates made by the directors as well as evaluating the adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of:

(i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Company; and

(ii) the state of affairs of the Company as at 30 June 2003 and of the results and cash flows of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company have been properly kept in accordance with the provisions of the said Act.

Without qualifying our opinion, we draw attention to Note 1(a) to the financial statements which explain the financial position of the Company. As at 30 June 2003, the Company have a deficit in its shareholders' funds of RM49,874,087 and its current liabilities exceeds its current assets by RM56,895,743. The continuation of the Company as a going concern is dependent upon its ability to attain future profitable operation and the continuous financial support from its shareholders and creditors.

ONG BOON BAH & CO
AF: 0320
Chartered Accountants

WONG SOO THIAM
1315/12/04(J)
Partner of the Firm

Kuala Lumpur

B-10-1 MEGAN PHILEO PROMENADE 189, JALAN TUN RAZAK, 50400 KUALA LUMPUR
P.O. BOX 11077, 50734 KUALA LUMPUR
TEL 03-21630292 FAX 03-21630316

XTRA SUPERCENTER SDN BHD
(Incorporated in Malaysia)

BALANCE SHEET
AS AT 30 JUNE 2003

	Note	2003 RM	2002 RM
PROPERTY, PLANT AND EQUIPMENT	2	7,087,798	10,448,170
INVESTMENTS	3	15,320	15,320
CURRENT ASSETS			
Inventories	4	18,071,074	18,968,171
Other receivables, deposits and prepayments	5	1,099,889	1,054,518
Tax recoverable		553,888	553,888
Amount due from related companies		1,332,621	1,963,361
Short term deposits with a licensed bank	6	407,919	396,163
Cash and bank balances		957,957	1,137,806
		22,423,348	24,073,907
CURRENT LIABILITIES			
Trade payables		38,587,247	38,192,490
Other payables and accruals	7	2,855,148	2,984,597
Hire purchase liability	9	20,804	-
Amount due to ultimate holding company		19,120,565	18,931,252
Amount due to holding company		1,945,255	1,925,995
Amount due to related companies		16,790,072	17,107,165
		79,319,091	79,141,499
NET CURRENT LIABILITIES		(56,895,743)	(55,067,592)
		(49,792,625)	(44,604,102)
Financed by:			
SHARE CAPITAL	8	500,000	500,000
ACCUMULATED LOSS		(50,374,087)	(45,104,102)
		(49,874,087)	(44,604,102)
HIRE PURCHASE LIABILITY	9	81,462	-
		(49,792,625)	(44,604,102)

The accompanying notes form an integral part of the financial statements.

XTRA SUPERCENTER SDN BHD
(Incorporated in Malaysia)

INCOME STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

	Note	2003 RM	2002 RM
Revenue	10	164,244,500	180,513,611
Other operating income		4,825,843	5,071,065
Changes in inventories		(897,097)	55,136
Purchases		(143,860,963)	(159,058,060)
Staff costs		(8,577,143)	(8,917,069)
Depreciation		(4,436,940)	(4,363,077)
Other operating expenses		(16,323,035)	(16,788,577)
Loss from operations	11	(5,024,835)	(3,486,971)
Finance costs	12	(245,150)	(1,399,131)
Loss for the financial year		(5,269,985)	(4,886,102)

The accompanying notes form an integral part of the financial statements.

XTRA SUPERCENTER SDN BHD
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

	Share capital RM	Accumulated loss RM	Total RM
Balance at 30 June 2001	500,000	(40,218,000)	(39,718,000)
Net loss for the financial year	-	(4,886,102)	(4,886,102)
Balance at 30 June 2002	500,000	(45,104,102)	(44,604,102)
Net loss for the financial year	-	(5,269,985)	(5,269,985)
Balance at 30 June 2003	500,000	(50,374,087)	(49,874,087)

The accompanying notes form an integral part of the financial statements.

XTRA SUPERCENTER SDN BHD
(Incorporated in Malaysia)

CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

	Note	2003 RM	2002 RM
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss for the financial year		(5,269,985)	(4,886,102)
Adjustment for non-cash items and interests	14(a)	4,613,710	5,552,880
Operating (loss)/profit before working capital changes		(656,275)	666,778
Decrease/(Increase) in inventories		897,097	(55,136)
Increase in other receivables		(45,371)	(148,595)
Increase in trade and other payables		265,308	139,000
Net cash inflow from operating activities		460,759	602,047
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	14(b)	(974,601)	(272,601)
Proceeds from disposal of property, plant and equipment		1,761	35,062
Placement of short term deposits		(11,756)	(22,046)
Decrease in amount due from related companies		643,934	9,981
Interest received		23,740	62,619
Net cash outflow from investing activities		(316,922)	(186,985)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of hire purchase liability		(1,734)	-
(Decrease)/Increase in amount due to related companies		(317,093)	263,579
Interest paid		(4,859)	(249,747)
Net cash (outflow)/inflow from financing activities		(323,686)	13,832
Net (decrease)/increase in cash and cash equivalents		(179,849)	428,894
Cash and cash equivalents at beginning of the financial year		1,137,806	708,912
Cash and cash equivalents at end of the financial year	14(c)	957,957	1,137,806

The accompanying notes form an integral part of the financial statements.

XTRA SUPERCENTER SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2003

1. SIGNIFICANT ACCOUNTING POLICIES

(a) GOING CONCERN

As at 30 June 2003, the Company has a deficit in its shareholders' funds of RM49,874,087 and its current liabilities exceeded its current assets by RM56,895,743. The directors consider it appropriate to prepare the financial statements of the Company on a going concern basis and do not include any adjustments relating to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

(b) BASIS OF ACCOUNTING

The financial statements have been prepared under the historical cost convention unless otherwise indicated in this summary of significant accounting policies.

The financial statements comply with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

(c) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are at stated at cost less accumulated depreciation and impairment losses, if any. The policy for the recognition and measurement of impairment losses is in accordance with note 1(m).

Gains or losses arising from the disposal of an asset is determined as the difference between the net disposal proceeds and the carrying amount of the asset and is recognised in the income statement.

Depreciation of other property, plant and equipment is provided on the straight line basis to write off the cost of each asset over its estimated useful life.

The principal annual depreciation rates used are:

Plant and machinery	15%
Computers	15%
Office equipments	10%
Furniture and fittings	15%
Motor vehicles	20%
Renovation	15%

1. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(d) INVESTMENTS

Investments are stated at cost and allowance is made where, in the opinion of the directors, there is a permanent diminution in value.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

(e) INVENTORIES

Inventories which consist mainly of trading merchandise, are valued at the lower of cost and net realisable value.

Cost comprises the weighted average cost of merchandise arrived at using the Retail Inventory Method. Weighted average cost includes related charges incurred in purchasing such merchandise.

Net realisable value is arrived at after due allowances is made for all obsolete or slow moving inventories.

(f) RECEIVABLES

Receivables are carried at anticipated realisable value. Bad debts are written off in the period in which they are identified. Allowance for bad and doubtful debts is made based on estimates of possible losses which may arise from non-collection of certain debts.

(g) LEASES

Leases of assets, including hire purchase agreements, where the Company assumes substantially all the benefits and risks of ownership are classified as finance leases.

Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in liabilities. The interest element of the finance charge is charged to the income statement over the lease period.

Leases which do not meet such criteria are classified as operating lease and the related rentals are charged to the income statements as incurred.

Property, plant and equipment acquired under finance lease are depreciated over the useful life of the asset.

1. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(h) INCOME TAX

Income tax on the profit or loss for the financial year comprises current and deferred tax. Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted at the balance sheet date.

Deferred tax is provided for, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised.

Deferred tax is not recognised if the temporary difference arises from goodwill or negative goodwill or from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither profit nor taxable profit.

Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is recognised in the income statement, except when it arises from a transaction which is recognised directly in equity, in which case the deferred tax is also charged or credited directly in equity, or when it arises from business combination that is an acquisition, in which case deferred tax is included in the resulting goodwill or reserve on consolidation.

(i) FOREIGN CURRENCIES

The financial statements are stated in Ringgit Malaysia.

Transactions in foreign currencies are converted into Ringgit Malaysia at the rates of exchange ruling at the transaction dates or at contracted rates where applicable. Monetary assets and liabilities in foreign currencies at the financial year end are translated into Ringgit Malaysia at the rates of exchange ruling at that date or at contracted rates, where applicable. All exchange differences arising therefrom are included in the income statement, with the exception of exchange differences on loans obtained for acquiring property, plant and equipment which are capitalised until the assets are ready for their intended use.

The closing rates used in the translation are as follows:

RM1	=	USD0.26	(2002: RM1 = USD 0.26)
RM1	=	SGD0.46	(2002: RM1 = SGD 0.47)
RM1	=	HK$ 2.06	(2002: RM1 = HK$ 2.06)
RM1	=	Peso14.37	(2002: RM1 = Peso 13.56)
RM1	=	Rp 2,481	(2002: RM1 = Rp 2,500)
RM1	=	Rmb2.18	(2002: RM1 = Rmb 2.18)

1. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(j) REVENUE RECOGNITION

Revenue from sale of goods is recognised when the goods are delivered

(k) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and in hand, bank overdrafts, demand deposits and other short-term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

(l) FINANCIAL INSTRUMENTS

Financial instruments carried on the balance sheets include cash and bank balances, investments, receivables, payables and borrowings. The particular recognition methods adopted are disclosed in the individual accounting policy statements associated with each item.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Company has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(m) IMPAIRMENT OF ASSETS

The carrying values of assets other than inventories and financial assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. The recoverable amount is the higher of an asset's net selling price and its value in use, which is measured by reference to the present value of estimated future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash-generating unit.

Impairment loss is recognised as an expense in the income statement, unless the asset is carried at a revalued amount, in which case the impairment loss is used to reduce the revaluation surplus to the extent of previously recognised revaluation surplus for the same asset.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss has been recognised. The reversal is recognised in the income statement, unless it reverse an impairment loss on a revalued asset, in which case it is taken to equity.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred that reverse the effect of that event.

2. PROPERTY, PLANT AND EQUIPMENT

	Plant and machinery RM	Computers, office equipments, furniture and fittings RM	Motor vehicles RM	Renovation RM	Total RM
COST					
At 1 July 2002	8,285,927	13,174,668	263,279	7,681,704	29,405,578
Additions	66,289	374,223	292,434	345,655	1,078,601
Disposals	(3,250)	(10,185)	-	-	(13,435)
Written off	-	(1,550)	-	-	(1,550)
At 30 June 2003	8,348,966	13,537,156	555,713	8,027,359	30,469,194
ACCUMULATED DEPRRECIATION					
At 1 July 2002	5,155,968	8,752,237	220,372	4,828,831	18,957,408
Charge for the financial year	1,254,355	1,966,193	50,245	1,166,147	4,436,940
Disposals	(2,966)	(8,708)	-	-	(11,674)
Written off	-	(1,278)	-	-	(1,278)
At 30 June 2003	6,407,357	10,708,444	270,617	5,994,978	23,381,396
NET BOOK VALUE					
At 30 June 2003	1,941,609	2,828,712	285,096	2,032,381	7,087,798
At 30 June 2002	3,129,959	4,422,431	42,907	2,852,873	10,448,170
Depreciation charge for the financial year ended 30 June 2002	1,234,832	2,070,163	46,210	1,011,872	4,363,077

Included in net book value above are assets acquired under hire purchase:

At 30 June 2003	-	-	134,164	-	134,164
At 30 June 2002	-	-	-	-	-

3. INVESTMENTS

	2003 RM	2002 RM
Quoted shares at cost	2,350	2,350
Unquoted shares at cost	12,970	12,970
	15,320	15,320
Market value of quoted shares	980	1,120

4. INVENTORIES

	2003 RM	2002 RM
At cost:		
Merchandise inventories	18,071,074	18,968,171

5. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	2003 RM	2002 RM
Other receivables	523,205	477,581
Deposits	538,050	527,850
Prepayments	38,634	49,087
	1,099,889	1,054,518

6. SHORT TERM DEPOSITS WITH A LICENSED BANK

The short term deposits with a licensed bank has been pledged to a licensed bank as security for guarantee facilities granted to the Company.

The weighted average effective interest rates of deposits at the balance sheet date is 3.2% (2002: 3.2%).

The average maturities of the deposits as at the end of the financial year is 30 days (2002: 30 days).

7. OTHER PAYABLES AND ACCRUALS

	2003 RM	2002 RM
Other payables	2,145,702	2,274,025
Accruals	709,446	710,572
	2,855,148	2,984,597

8. SHARE CAPITAL

	2003 RM	2002 RM
Authorised:		
500,000 Ordinary shares of RM1.00 each	500,000	500,000
Issued and fully paid:		
500,000 Ordinary shares of RM1.00 each	500,000	500,000

9. HIRE PURCHASE LIABILITY

	2003 RM	2002 RM
Hire purchase liability		
- payable within one year	24,444	-
- payable between one and five years	95,719	-
	120,163	-
Finance charges	(17,897)	-
	102,266	-
Portion due within one year	(20,804)	-
Non current portion	81,462	-

The hire purchase liability is repayable as follows:

	2003 RM	2002 RM
Within one year	20,804	-
From two to five years	81,462	-
	102,266	-

The hire purchase liability carries interest rate of 6.5% per annum.

10. REVENUE

Revenue of the Company represents sales of goods net of discount.

11. LOSS FROM OPERATIONS

Loss from operations is arrived at:

	2003 RM	2002 RM
(a) After charging:		
Auditors' remuneration	5,000	5,000
Depreciation	4,436,940	4,363,077
Rental	7,078,859	7,021,470
Property, plant and equipment written off	272	-
(b) And crediting:		
Interest income from:		
- related companies	13,194	98,944
- others	23,740	62,619
Rental income	2,103,260	2,156,091
Gain on foreign exchange - realised	2,505	4,334
Profit on disposal of property, plant and equipment	-	13,962

12. FINANCE COSTS

	2003 RM	2002 RM
Bank charges	28,198	30,283
Bank guarantee fees	3,520	3,520
Interest expenses on:		
- ultimate holding company balance	189,313	956,350
- holding company balance	19,260	159,027
- related companies balances	-	204
- hire purchase	4,859	249,747
	245,150	1,399,131

13. TAXATION

The numerical reconciliation of average effective tax rate with the applicable tax rate are as follows:

	2003 %	2002 %
Taxation at Malaysian statutory tax rate of 28%	(28)	(28)
Income not subject to tax	-	(1)
Expenses not deductible for tax purposes	24	25
Deferred tax asset not recognised during the financial year	4	4
Average effective tax rate	-	-

The Company has unutilised tax losses and unabsorbed capital allowances carried forward amounting to RM19,161,000 (2002: RM18,342,000) and RM22,626,000 (2002: RM20,238,000) respectively for which no credit has been taken in the financial statements. The amounts are subject to agreement with the tax authorities.

14. NOTE TO CASH FLOW STATEMENT

(a) Adjustment for non-cash items and interests

	2003 RM	2002 RM
Depreciation	4,436,940	4,363,077
Interest expenses	213,432	1,365,328
Interest income	(36,934)	(161,563)
Property, plant and equipment written off	272	-
Profit on disposal of property, plant and equipment	-	(13,962)
	4,613,710	5,552,880

(b) Purchase of property, plant and equipment

During the financial year, the Company acquired property, plant and equipment with an aggregate cost of RM1,078,601 (2002: RM272,601) of which RM104,000 (2002: Nil) was acquired by means of hire purchase. Cash payment of RM974,601 (2002: RM272,601) were made to purchase property, plant and equipment.

14. NOTE TO CASH FLOW STATEMENT (cont'd)

(c) Cash and cash equivalents

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2003 RM	2002 RM
Cash and bank balances	957,957	1,137,806
Short term deposits with a licensed bank	407,919	396,163
	1,365,876	1,533,969
Short term deposits pledged to a licensed bank (Note 6)	(407,919)	(396,163)
Total cash and cash equivalents	957,957	1,137,806

15. CORPORATE INFORMATION

(a) The Company is a private limited company incorporated and domiciled in Malaysia.

(b) Registered office and principal place of business

The registered office of the Company is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur and its principal place of business is located at Level 5, Klang Parade, No. 2112, Jalan Meru, 41050 Klang, Selangor Darul Ehsan.

(c) Number of employees

	2003	2002
Total number of employees as at the end of the financial year	470	485

(d) Holding and ultimate holding companies

The Company is a wholly-owned subsidiary of Timuriang Sdn Bhd, a company incorporated in Malaysia. The directors regard Amsteel Corporation Berhad, a quoted company incorporated in Malaysia, as its ultimate holding company.

16. SIGNIFICANT RELATED PARTY TRANSACTIONS

The amounts due to and from related companies arose mainly from inter-company advances and payments made on behalf are unsecured, interest bearing with interest rate of 1.0% per annum and have no fixed repayment terms.

The amount due to ultimate holding company arose mainly from intercompany advances and payments made on behalf is unsecured, interest bearing with interest rate of 1.0% per annum and has no fixed repayment terms.

16. SIGNIFICANT RELATED PARTY TRANSACTIONS (cont'd)

The amount due to holding company arose mainly from inter-company advances and payments made on behalf is unsecured, interest bearing at 1% per annum and has no fixed repayment terms.

17. CONTINGENT LIABILITIES

As of 30 June 2003, the Company is contingently liable in respect of insurance policies taken up by the Company on or relating to its assets and the payments received thereunder in favour of a licensed bank as security for banking facilities granted to Parkson Corporation Sdn Bhd, a related company of the Company.

18. FINANCIAL INSTRUMENTS

Financial Risk Management Policies

The Company's financial risk management policy seeks to ensure that adequate financial resources are available for the development of the Company's business whilst managing its risks. The Company operates within clearly defined guidelines that are approved by the Board of Directors for observation in the day-to-day operations for the controlling and management of risks associated with the financing, investing and operating activities of the Company.

Interest rate risk

The Company's income and operating cash flows are substantially independent of changes in market interest rates. Interest rate exposure arises from the Company's deposits. Investments in financial assets are short term in nature and are mostly placed as short term deposits with licensed financial institutions.

The information on maturity dates and interest rates of financial assets and liabilities are disclosed in their respective notes.

Market risk

The Company's principal exposure to market risk arises mainly from the changes in equity prices..The Company manages disposal of its investments to optimise returns on realisation.

Liquidity and Cash Flow risks

The Company actively managed its debt maturity profile, operating cash flows and the availability of the funding so as to ensure that all financing, repayment and funding needs are met. As part of overall prudent liquidity management, the Company endeavours to maintain sufficient levels of cash or cash convertible investments to meet its working capital requirements.

18. FINANCIAL INSTRUMENTS (cont'd)

Fair values

The carrying amounts of financial instruments of the Company as at 30 June 2003 approximated their fair values except as set out below:

	2003		2002	
	Carrying Amount RM	Fair Value RM	Carrying Amount RM	Fair Value RM
Financial assets:				
Investments – quoted shares	2,350	980	2,350	1,120

Investments in quoted shares have not been adjusted to their market values on the basis that the underlying net tangible assets per share of these companies are above their market values.

No disclosure is made for:

(i) Unquoted shares as it is not practical to estimate the fair value because of the lack of market information and the assumptions used in valuation models to value these investments cannot be reasonably determined; and

(ii) Balances with ultimate holding, holding and related companies as it is impractical to determine their fair values with sufficient reliability given these balances have no fixed terms of repayment.

The following methods and assumptions are used to estimate the fair values of the following classes of financial instruments:

(i) Cash and cash equivalents and trade and other receivables/payables

The carrying amounts approximate fair values due to the relatively short term maturity of these financial instruments.

(ii) Investment in quoted shares

The fair value of quoted shares is determined by reference to stock exchange quoted market prices at the close of the business on the balance sheet date.

Company No: 235513 A

XTRA SUPERCENTER SDN BHD
(Incorporated in Malaysia)

DETAILED INCOME STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

	Schedule	2003 RM	2002 RM
SALES		164,244,500	180,513,611
COST OF SALES			
Opening inventories		18,968,171	18,913,035
Purchases		143,860,963	159,058,060
		162,829,134	177,971,095
Closing inventories		(18,071,074)	(18,968,171)
		144,758,060	159,002,924
GROSS PROFIT		19,486,440	21,510,687
Other income	i	4,825,843	5,071,065
		24,312,283	26,581,752
EXPENSES:			
Occupancy	II	10,711,044	10,814,463
Selling and distribution	III	4,333,909	4,603,252
Personnel	IV	8,577,143	8,917,069
General and administrative	V	1,278,082	1,370,862
Financial	VI	245,150	1,399,131
Depreciation		4,436,940	4,363,077
		29,582,268	31,467,854
Loss for the financial year		(5,269,985)	(4,886,102)

The above detailed income statement is prepared for management purposes only and does not form part of the audited financial statements.

Company No: 235513 A

XTRA SUPERCENTER SDN BHD
(Incorporated in Malaysia)

DETAILED INCOME STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003 (Cont'd)

	2003 RM	2002 RM
(I) OTHER INCOME		
Rental income	1,496,199	1,658,157
Rental income- temporary	607,061	497,934
Sundry revenue	7,150	3,121
Carton boxes sales	81,155	82,100
Cash discounts	493,820	496,217
Advertising income	1,919,736	1,872,976
Purchasing rebates	181,283	280,701
Interest income from:		
- repo	3,797	31,418
- related companies	13,194	98,944
- fixed deposit	11,756	22,046
- others	8,187	9,155
Profit on disposal of property, plant and equipment	-	13,962
Gain on foreign exchange	2,505	4,334
	4,825,843	5,071,065
(II) OCCUPANCY EXPENSES		
Rental	7,078,859	7,021,470
Electricity and water	2,778,021	2,936,517
Sanitary services	701,409	711,230
Property repairs and maintenance	152,755	145,246
	10,711,044	10,814,463

The above detailed income statement is prepared for management purposes only and does not form part of the audited financial statements.

INFORMATION ON SERBADAGANG

1. HISTORY AND BUSINESS

Serbadagang is principally an investment holding company. It commenced operations in October 1996. Its registered office and principal place of business is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur. Its subsidiary companies, namely Wuxi Sanyang Parkson Plaza Co Ltd ("Wuxi Sanyang Parkson"), Yangzhou Parkson Plaza Co Ltd ("Yangzhou Parkson"), Dalian Tianhe Parkson Shopping Center Co Ltd ("Dalian Tianhe Parkson") and Xian Lucky King Parkson Plaza Co Ltd ("Xian Lucky King Parkson") are principally involved in the operation of Parkson department stores in the PRC whilst Shanghai Lion Parkson Investment Consultancy Co Ltd is principally involved in the provision of investment and management consultancy services and Beijing Century Parkson E-Business Co Ltd is principally involved in research and development of computer software, system solution and data warehousing. Wuxi Sanyang Parkson is located in the district of Wuxi with a total trading area of 15,658 square metres. Yangzhou Parkson is located in the district of Yangzhou with a total trading area of 12,035 square metres. Dalian Tianhe Parkson is located in the district of Dalian and Shenyang with a total trading area of 48,189 square metres. Xian Lucky King Parkson is located in the district of Xian with a total trading area of 11,230 square metres.

2. SHARE CAPITAL

The present authorised and issued and paid-up share capital of Serbadagang as at 4 February 2004 are as follows:

Type	No. of ordinary shares	Par value RM	Total RM
Authorised	25,000	1.00	25,000
Issued and fully paid-up	2	1.00	2

3. CHANGES IN ISSUED AND PAID-UP SHARE CAPITAL

Details of changes to the issued and paid-up share capital of Serbadagang since its incorporation are as follows:

Date of allotment	No. of ordinary shares	Par value RM	Consideration	Cumulative issued and paid-up share capital RM
24.04.85	2	1.00	Subscribers' shares	2

4. SUBSTANTIAL SHAREHOLDERS

Serbadagang is a wholly-owned subsidiary of TIMURIANG, a company incorporated in Malaysia, which is in turn a wholly-owned subsidiary of Amsteel.

5. BOARD OF DIRECTORS

None of the Directors of Serbadagang has any interest, direct or indirect in Serbadagang as at 4 February 2004. The particulars of the Directors are as follows:

Name	Nationality	Designation
Ong Kek Seng	Malaysian	Director
Cheng Yoong Choong	Singaporean	Director
Lee Whay Keong	Malaysian	Director

6. SUBSIDIARY AND ASSOCIATED COMPANIES

Serbadagang does not have any associated company. The details of the subsidiary companies of Serbadagang as at 4 February 2004 are as follows:

Name of company	Date and place of incorporation	Registered capital Rmb (unless stated otherwise)	Effective equity interest %	Principal activities
Wuxi Sanyang Parkson Plaza Co Ltd	6 February 1993, PRC	100,000,000	60.0	Retailing
Yangzhou Parkson Plaza Co Ltd	16 May 1996, PRC	64,643,045.64	55.0	Retailing
Dalian Tianhe Parkson Shopping Center Co Ltd	7 March 1997, PRC	100,000,000	60.0	Retailing
Xian Lucky King Parkson Plaza Co Ltd	23 May 1997, PRC	32,000,000	51.0	Retailing
Shanghai Lion Parkson Investment Consultant Co Ltd	3 March 1998, PRC	USD500,000	100.0#	Provision of investment and management consultancy services
Beijing Century Parkson E-Business Co Ltd	13 July 2000, PRC	600,000	51.0*	Research and development of computer software, system solution and data warehousing

Notes:

\# *Shanghai Lion Parkson Investment Consultant Co Ltd, a wholly-owned subsidiary company of Serbadagang with effect from 17 December 2003.*

* *Held through Shanghai Lion Parkson Investment Consultant Co Ltd.*

7. PROFIT AND DIVIDEND RECORDS

The audited profit and dividend records of Serbadagang for the past five (5) FYE 30 June 2003 and the unaudited results for the six (6) months ended 31 December 2003 are as follows:

	←-----Audited-----→					Unaudited results for 6 months ended 31 December 2003
FYE 30 June	**1999 RM'000**	**2000 RM'000**	**2001 RM'000**	**2002 RM'000**	**2003 RM'000**	**RM'000**
Turnover	1,560	1,735	2,444	3,769	3,478	3,211
(LBT)/PBT	(2,262)	1,167	1,340	(5,856)	2,552	(800)
Taxation	(444)	-	(214)	-	-	-
(LAT)/PAT	(2,706)	1,167	1,126	(5,856)	2,552	(800)
No. of shares in issue	2	2	2	2	2	2
Net (LPS)/EPS (RM'000)	(1,353)	583	563	(2,928)	1,276	(800)*
Gross dividend rate (%)	-	-	7,500,000	15,000,000	-	-

* *Annualised*

Notes:

1. *There were no exceptional items and extraordinary items during the financial years and financial period under review.*

2. *In FYE 1999 and 2002, Serbadagang recorded LAT mainly due to unrealised exchange losses of RM2.4 million and write-off of investment of RM6.0 million in a subsidiary company under liquidation, namely Shanghai Hengda Parkson Department Store Co Ltd, respectively.*

3. *From FYE 1999 to 2003, turnover of the company which comprises dividend income from its subsidiary companies increased consistently, as a result of higher dividend payout from its subsidiaries in line with improved retail sales during the said years.*

4. *For the six (6) months ended 31 December 2003, Serbadagang recorded a net LPS due to the higher operating expenses incurred mainly as a result of higher finance cost (interest charges) incurred during the period under review.*

8. AUDITED ACCOUNTS

The audited financial statements of Serbadagang for the FYE 30 June 2003 together with the auditors' report thereon are reproduced in the ensuing pages.

9. DIRECTORS' OPINION

Notwithstanding the attention drawn by the auditors in the Auditors' Report for the FYE 30 June 2003, the Directors of Serbadagang are of the opinion that the company will continue as a going concern in view of the company's ability to attain future profitable operations and the continuous financial support from its shareholders and creditors.

ONG BOON BAH & CO
CHARTERED ACCOUNTANTS

Company No. 139031H

REPORT OF THE AUDITORS TO THE MEMBERS OF SERBADAGANG HOLDINGS SDN BHD

We have audited the financial statements set out on pages 228 to 238 The preparation of these financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain all the information and explanations, which we considered necessary, to provide us with sufficient evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit includes an assessment of the accounting principles used and significant estimates made by the directors as well as evaluating the adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion :

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of :

(i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Company; and

(ii) the state of affairs of the Company as at 30 June 2003 and of the results and cash flows of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company have been properly kept in accordance with the provisions of the said Act.

Without qualifying our opinion, we draw attention to Note 1 (a) of the financial statements which explain the financial position of the Company. As at 30 June 2003, the Company have a deficit in its shareholders' fund of RM3,254,524 and its current liabilities exceeded its current assets by RM58,925,167. The continuation of the Company as a going concern is dependent upon its ability to attain future profitable operations and the continuous financial support from its shareholders and creditors.

ONG BOON BAH & CO
AF:0320
Chartered Accountants

WONG SOO THIAM
1315/12/04 (J)
Partner of the Firm

Kuala Lumpur
8 October 2003

B-10-1, MEGAN PHILEO PROMENADE, 189, JALAN TUN RAZAK, 50400 KUALA LUMPUR
P.O. BOX 11077, 50734 KUALA LUMPUR.
TEL 03-21630292 FAX 03-21630316

Company No. 139031H

SERBADAGANG HOLDINGS SDN BHD
(Incorporated in Malaysia)

BALANCE SHEET
AS AT 30 JUNE 2003

	Note	2003 RM	2002 RM
SUBSIDIARY COMPANIES	2	55,656,143	64,789,720
INVESTMENT	3	14,500	14,500
CURRENT ASSETS			
Other receivables		11,346,800	11,346,800
Amount due from subsidiary companies		9,133,577	3,900,601
Amount due from related companies		2,659,521	6,499,949
Tax recoverable		343,607	343,607
Fixed deposit with a licensed financial institution		-	2,078,016
Cash and bank balances		52,238	54,910
		23,535,743	24,223,883
CURRENT LIABILITIES			
Other payable and accrual	4	6,000	4,000
Amount due to ultimate holding company		80,351,498	86,482,470
Amount due to holding company		327,240	324,000
Amount due to related companies		1,776,172	8,024,371
		82,460,910	94,834,841
NET CURRENT LIABILITIES		(58,925,167)	(70,610,958)
		(3,254,524)	(5,806,738)
Financed by:			
SHARE CAPITAL	5	2	2
ACCUMULATED LOSS		(3,254,526)	(5,806,740)
		(3,254,524)	(5,806,738)

The accompanying notes form an integral part of the financial statements.

SERBADAGANG HOLDINGS SDN BHD
(Incorporated in Malaysia)

INCOME STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

	Note	2003 RM	2002 RM
Revenue	6	3,478,261	3,768,572
Other operating income		57,252	101,666
Allowance for diminution in value		-	(6,001,855)
Other operating expenses		(67,190)	(224,297)
Profit/(loss) from operations	7	3,468,323	(2,355,914)
Finance costs	8	(916,109)	(3,499,782)
Profit/(loss) for the financial year		2,552,214	(5,855,696)

The accompanying notes form an integral part of the financial statements.

Company No. 139031H
SERBADAGANG HOLDINGS SDN BHD
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

	Note	Share capital RM	Accumulated profit/(loss) RM	Total RM
Balance at 30 June 2001		2	264,956	264,958
Net loss for the financial year		-	(5,855,696)	(5,855,696)
Dividend	10	-	(216,000)	(216,000)
Balance at 30 June 2002		2	(5,806,740)	(5,806,738)
Net profit for the financial year		-	2,552,214	2,552,214
Balance at 30 June 2003		2	(3,254,526)	(3,254,524)

The accompanying notes form an integral part of the financial statements.

SERBADAGANG HOLDINGS SDN BHD
(Incorporated in Malaysia)

CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

	Note	2003 RM	2002 RM
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit/(loss) for the financial year		2,552,214	(5,855,696)
Adjustments for:			
Allowance for diminution in value		-	6,001,855
Unrealised loss on foreign exchange		65,016	221,872
Dividend income		(3,478,261)	(3,768,572)
Interest income		(57,252)	(101,666)
Interest expenses		915,315	3,499,757
Operating loss before working capital changes		(2,968)	(2,450)
Increase in other payables		2,000	-
Cash used in operations		(968)	(2,450)
Interest received		33,612	56,625
Net cash inflow from operating activities		32,644	54,175
CASH FLOWS FROM INVESTING ACTIVITIES			
Decrease in amount due from subsidiary companies		6,897,508	-
Decrease/(increase) in amount due from related companies		3,864,068	(1,145)
Dividends received		481,354	-
Net cash inflow/(outflow) from investing activities		11,242,930	(1,145)
CASH FLOWS FROM FINANCING ACTIVITIES			
(Decrease)/increase in amount due to ultimate holding company		(7,027,977)	40
Increase in amount due to holding company		3,240	216,000
Decrease in amount due to related companies		(6,331,525)	-
Dividend paid		-	(216,000)
Net cash (outflow)/inflow from financing activities		(13,356,262)	40
Net (decrease)/increase in cash and cash equivalents		(2,080,688)	53,070
Cash and cash equivalents at beginning of the financial year		2,132,926	2,079,856
Cash and cash equivalents at end of the financial year	11	52,238	2,132,926

The accompanying notes form an integral part of the financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Going concern

The financial statements have been prepared on a going concern basis which contemplates the realisation of assets and liquidation of liabilities in the normal course of business. As at 30 June 2003, the Company have a deficit in its shareholders' fund of RM3,254,524 (2002:RM5,806,738) and its current liabilities exceeded its current assets by RM58,925,167 (2002:RM70,610,958). The financial statements do not include any adjustments relating to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

(b) Basis of accounting

The financial statements have been prepared under the historical cost convention unless otherwise indicated in this summary of significant accounting policies.

The financial statements comply with applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

(c) Investments

Investment in subsidiary companies and other investments are stated at cost and allowance is made where, in the opinion of the directors, there is a permanent diminution in value.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

(d) Revenue recognition

Dividend income is recognised when the right to receive payment is established.

(e) Foreign currencies

Transactions in foreign currencies are converted into Ringgit Malaysia at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities in foreign currencies at the financial year end are translated into Ringgit Malaysia at the rates of exchange ruling at that date. All exchange differences arising therefrom are included in the income statement.

The principal closing rates used in translation of foreign currency amounts are as follows:

	30.6.2003	**30.6.2002**
1 USD	3.8000	3.8000
1 SGD	2.1537	2.1417
1 Rmb	0.4589	0.4591

(f) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, bank overdrafts, demand deposits and other short term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

2. SUBSIDIARY COMPANIES

	2003 RM	2002 RM
Unquoted shares at cost	55,656,143	70,791,575
Allowance for dimunition in value	-	(6,001,855)
	55,656,143	64,789,720

The subsidiary companies are:

Name of Company	Country of Incorporation	Holding in equity 2003 %	2002 %	Principal Activities
Wuxi Sanyang Parkson Plaza Co. Ltd.*	China	60	60	Retailing
Yangzhou Parkson Plaza Co. Ltd.*	China	55	55	Retailing
Dalian Tianhe Parkson Shopping Center Co. Ltd.*	China	60	60	Retailing
Xian Lucky King Parkson Plaza Co. Ltd.*	China	51	51	Retailing

* Financial statements of subsidiary companies as at 30 June 2003 not audited by Messrs. Ong Boon Bah & Co.

The financial statements of the subsidiary companies are not consolidated with the financial statements of the Company as the Company is a wholly-owned subsidiary of Timuriang Sdn Bhd, a company incorporated in Malaysia.

3. INVESTMENT

	2003 RM	2002 RM
Unquoted shares - redeemable preference shares at cost	14,500	14,500

4. OTHER PAYABLE AND ACCRUAL

	2003 RM	2002 RM
Other payable	4,000	2,000
Accrual	2,000	2,000
	6,000	4,000

5. SHARE CAPITAL

	2003 RM	2002 RM
Authorised:		
25,000 ordinary shares of RM1.00 each	25,000	25,000
Issued and fully paid:		
2 ordinary shares of RM1.00 each	2	2

6. REVENUE

Revenue represents dividend income.

7. PROFIT/(LOSS) FROM OPERATIONS

Profit/(Loss) from operations is arrived at:

	2003 RM	2002 RM
(a) After charging:		
Auditors' remuneration	2,000	2,000
Unrealised loss on foreign exchange	65,016	221,872
Allowance for diminution in value	-	6,001,855
(b) And crediting:		
Dividend income from subsidiary companies	3,478,261	3,768,572
Interest income from:		
- related company	23,640	45,041
- fixed deposits	33,612	56,625

8. FINANCE COSTS

	2003 RM	2002 RM
Interest expenses on:		
- ultimate holding company balance	897,005	3,459,987
- related company balances	18,310	39,770
Bank charges	794	25
	916,109	3,499,782

9. TAXATION

There is no tax charged for both financial years as the Company has no chargeable income.

The numerical reconciliation between the average effective tax rate and the applicable tax rate are as follows:

	2003 %	2002 %
Applicable tax rate	28	28
Income not subject to taxation	(28)	(28)
Average effective tax rate	-	-

10. DIVIDEND

	2003		2002	
	Gross dividend per share RM	Amount of dividend, net of tax RM	Gross dividend per share RM	Amount of dividend, net of tax RM
Interim dividend paid	-	-	150,000	216,000

11. NOTE TO CASH FLOW STATEMENT

Cash and cash equivalents

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2003 RM	2002 RM
Cash and bank balances	52,238	54,910
Fixed deposit with a licensed financial institution	-	2,078,016
Total cash and cash equivalents	52,238	2,132,926

12. RELATED PARTY TRANSACTIONS

The amount due from subsidiary companies which arose mainly from inter-company advances and payments on behalf are unsecured, interest free and have no fixed repayment terms.

The amount due from related companies which arose mainly from inter-company advances and payments on behalf are unsecured, bears interest at 1% (2002: 6%) and have no fixed repayment terms.

The amount due to the ultimate holding company which arose mainly from inter-company advances and payments on behalf are unsecured, bears interest at 1% (2002: 4%) and has no fixed repayment terms.

The amount due to holding company which arose mainly from inter-company advances and payments on behalf are unsecured, interest free and have no fixed repayment terms.

The amount due to related companies which arose mainly from inter-company advances and payments on behalf are unsecured, bears interest at 1% (2002: 6%) and have no fixed repayment terms.

13. CORPORATE INFORMATION

(a) The Company is a private limited company incorporated and domiciled in Malaysia.

(b) Registered office and principal place of business

The registered office and principal place of business of the Company are both located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

(c) Number of employees

There are no employee at the end of the financial year.

(d) Holding and ultimate holding companies

The Company is a wholly-owned subsidiary of Timuriang Sdn Bhd, a company incorporated in Malaysia. The directors regard Amsteel Corporation Berhad, a quoted company incorporated in Malaysia, as its ultimate holding company.

14. FINANCIAL INSTRUMENTS

(a) Financial risk management policies

As the Company principal business is investment holding, the Company is exposed to the following financial risk:-

i. Foreign currency risk

The Company has investment principally in the Peoples' Republic of China and their investments are denominated in USD which is currently pegged against Ringgit Malaysia at 3.80.

ii. Credit risk

The Company seeks to ensure that the cash and fixed deposits are placed with credit worthy institutions.

(b) Fair values

The fair value of financial assets and financial liabilities approximates their respective carrying values on the balance sheet of the Company.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Deposits, cash and bank balances

The carrying amounts of deposits, cash and bank balances approximate fair values due to the relatively short term maturity of these instruments.

14. FINANCIAL INSTRUMENTS (cont'd)

ii. Other receivable and other payable

The carrying amounts of other receivable and payable are reasonable estimates of fair value because of their short maturity.

iii. Amount due from/to ultimate holding, holding, subsidiary and related companies

The carrying amount of amount due from/to ultimate holding, holding, subsidiary and related companies are reasonable estimates of fair value because of their short maturity.

15. SUBSEQUENT EVENTS

On 6 September 2003, the Company entered into the following conditional share sale agreement with the respective parties:

i) Parkson Retail Consulting And Management Sdn Bhd ("PRCM"), a related company of the Company, for the acquisition from PRCM of 100% equity interest in Shanghai Lion Parkson Investment Consultant Co Ltd, a company incorporated in the People's Republic of China, for a cash consideration of Rmb4.14 million; and

ii) Qingdao No. 1 Department Store ("Qingdao Store") for the acquisition from Qingdao Store of 2.7% equity interest in Qingdao No.1 Parkson Co Ltd, a company incorporated in the People's Republic of China, for a cash consideration of Rmb6.04 million.

SERBADAGANG HOLDINGS SDN BHD
(Incorporated in Malaysia)

DETAILED INCOME STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

	2003 RM	2002 RM
Incomes		
Interest income from fixed deposit	33,612	56,625
Interest income from a related company	23,640	45,041
Dividend income from subsidiary companies	3,478,261	3,768,572
	3,535,513	3,870,238
Less: Operating expenses		
Allowance for diminution in value	-	6,001,855
Auditors' remuneration	2,000	2,000
Bank charges	794	25
Filing fee	150	150
Printing and stationery	-	100
Postages	-	5
Unrealised loss on foreign exchange	65,016	221,872
Sundry expenses	24	170
Interest expenses on:		
- related company balance	18,310	39,770
- ultimate holding company balance	897,005	3,459,987
	983,299	9,725,934
Operating profit/(loss)	2,552,214	(5,855,696)

The above detailed income statement is prepared for management purposes only and does not form part of the audited financial statements.

1. HISTORY AND BUSINESS

EL is an investment holding company. It commenced operation in February 1995. Its principal place of business and registered office is located at 5th Floor Gloucester Tower, The Landmark 11 Pedder Street, Central, Hong Kong.

EL's subsidiary company, namely Shanghai Ninesea Parkson Plaza Co Ltd ("Shanghai Ninesea Parkson") and associated company, namely Shanghai Nine Sea Lion Properties Management Co Ltd ("Shanghai Nine Sea Lion") are principally involved in retail, property management and consultation services in the PRC.

Shanghai NineSea Parkson is located in the district of Shanghai with a total trading area of 14,097 square metres.

Shanghai Nine Sea Lion is principally involved in providing professional consultancy on property management and real estate consulting services.

2. SHARE CAPITAL

The present authorised and issued and paid-up share capital of EL as at 4 February 2004 are as follows:

Type	No. of ordinary shares	Par value HKD	Total HKD
Authorised	1,000	1.00	1,000
Issued and fully paid-up	2	1.00	2

3. CHANGES IN ISSUIED AND PAID-UP SHARE CAPITAL

Details of changes to the issued and paid-up share capital of EL since its incorporation are as follows:

Date of allotment	No. of ordinary shares	Par value HKD	Consideration	Cumulative issued and paid-up share capital HKD
27.01.94	2	1.00	Subscribers' shares	2

The substantial shareholders (holding 5% or more of the issued and paid-up share capital) of EL and their respective shareholdings in EL as at 4 February 2004 are as follows:

Name	**Nationality/ country of incorporation**	**←---Direct---→**		**←---Indirect---→**	
		No of shares held	**%**	**No of shares held**	**%**
AJSB	Singapore	1	50.0	1#	50#
Benavon Nominees Limited	Hong Kong	1*	50.0	-	-

Notes:

* *Held in trust for AJSB.*

\# *Held via Benavon Nominees Limited*

5. BOARD OF DIRECTORS

None of the Directors of EL has any interest, direct or indirect in EL as at 4 February 2004. The particulars of the Directors are as follows:

Name	**Nationality**	**Designation**
Tan Kim Kee	Malaysian	Director
Cheng Yong Kwang	Singaporean	Director

6. SUBSIDIARY AND ASSOCIATED COMPANIES

The details of the subsidiary and associated companies of EL as at 4 February 2004 are as follows:

Name of company	**Date and place of incorporation**	**Registered capital**	**Effective equity interest %**	**Principal activities**
Shanghai Ninesea Parkson Plaza Co Ltd	30 November 1994, PRC	USD12,000,000	100.0	Retailing, restaurant, café, pubs and others
Shanghai Nine Sea Lion Properties Management Co Ltd	26 March 1996, PRC	USD220,000	35.0	Providing property management and consultancy services

7. PROFIT AND DIVIDEND RECORDS

The audited profit and dividend records of EL for the past five (5) FYE 30 June 2003 and the unaudited results for the six (6) months ended 31 December 2003 are as follows:

FYE 30 June	<------------------------------ Audited								------------------------------>		Unaudited results for 6 months ended 31 December 2003	
	1999		2000		2001		2002		2003			
	HKD'000	RM'000	HKD'000	RM'000	HKD'000	RM'000	HKD'000	RM'000	HKD'000	RM'000	HKD'000	RM'000
Turnover	-	-	649	317	2,022	985	647	316	201	97	-	-
(LBT)/PBT before exceptional items	(41)	(20)	10,541	5,144	9,848	4,796	4,692	2,294	10,927	5,300	-	-
Exceptional items	61,355	30,064	-	-	-	-	-	-	-	-	-	-
PBT after exceptional items	61,314	30,044	10,541	5,144	9,848	4,796	4,692	2,294	10,927	5,300	-	-
Taxation	-	-	-	-	-	-	-	-	-	-	-	-
PAT	61,314	30,044	10,541	5,144	9,848	4,796	4,692	2,294	10,927	5,300	-	-
No. of shares in issue	2	2	2	2	2	2	2	2	2	2	2	2
Net EPS (RM)	30,657	15,022	5,270	2,572	4,924	2,398	2,346	1,147	5,464	2,650	-	-
Gross dividend rate (%)	-	-	-	-	-	-	-	-	-	-	-	-

* *Annualised*

Notes:

1. *There were no extraordinary items during the financial years and financial period under review.*

2. *In FYE 1999, there was no income generated by EL but a PAT of HKD61.3 million (RM30.04 million) was recorded due to an exceptional item, i.e. waiver of debts amounting to HKD61.4 million (RM30.09 million) by its former holding company.*

3. *In FYE 2000, EL recorded PBT of HKD10.5 million (RM5.12 million) due to write-back of the provision for diminution in value of investment in a subsidiary company, namely Shanghai Ninesea Parkson Plaza Co Ltd ("Shanghai Ninesea Parkson") amounted to HKD10.8 million* (RM5.27 million).*

4. *In FYE 2001, EL recorded PBT of HKD9.8 million (RM4.77 million) attributable by the exchange gain of HKD5.4 million (RM2.63 million), interest income of HKD2.0 million (RM0.97 million) and write-back of provision for diminution in value of investment in Shanghai Ninesea Parkson amounted to HKD2.5 million* (RM1.22 million).*

5. *In FYE 2002, EL recorded PBT of HKD4.7 million (RM2.30 million) mainly due to further write-back of provision for diminution in value of investment in Shanghai Ninesea Parkson of HKD6.9 million* (RM3.37 million), which was offset by an exchange loss of HKD2.8 million (RM1.37 million).*

6. *In FYE 2003, EL recorded PBT of HKD10.9 million (RM5.29 million) mainly due to further write-back of provision for diminution in value in Shanghai Ninesea Parkson amounted to HKD10.8 million* (RM5.24 million).*

7. *EL did not record any turnover for the six (6) months ended 31 December 2003 due mainly to the absence of dividend declared by its subsidiary company, Shanghai NineSea Parkson. EL has fully written back its provision for dimunition of Shanghai NineSea Parkson in the FYE 2003.*

* *Shanghai Ninesea Parkson incurred losses in the earlier years of operation. It turnaround its operations progressively during the years under review which resulted in the continuous write-backs of provisions in FYE 2000 to FYE 2003.*

8. AUDITED ACCOUNTS

The audited financial statements of EL for the FYE 30 June 2003 together with the auditors' report thereon are reproduced in the ensuing pages. Pursuant to the "Statement of Standard Accounting Practice 15: Cash Flow Statement", issued by the Hong Kong Society of Accountants, EL was exempted from the preparation of the cash flow statement in the audited financial statements for the FYE 30 June 2003, as the company generated less than HKD20.0 million in revenue.

The rest of this page is intentionally left blank

Certified Public Accountants
Rooms 1801-3, 18/F.,
Tung Ning Building,
249-253 Des Voeux Road,
Central, Hong Kong.

AUDITOR'S REPORT TO THE MEMBERS OF

EXONBURY LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 247 to 253 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view, in all material respects, of the state of the company's affairs as at 30th June, 2003 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

TANG AND FOK
CERTIFIED PUBLIC ACCOUNTANTS

Dated: Hong Kong 16 OCT 2003

EXONBURY LIMITED

BALANCE SHEET AS AT 30TH JUNE, 2003

	NOTES	2003 HK$	2002 HK$
ASSETS AND LIABILITIES			
NON-CURRENT ASSETS			
Interest in a subsidiary	(3)	92,917,916.75	82,158,917
Interest in a joint venture	(4)	773,750.00	773,750
		93,691,666.75	82,932,667
CURRENT ASSETS			
Amount due from a fellow subsidiary	(5a)	71,014,500.00	71,014,500
Bank balances		950,077.36	12,782,532
		71,964,577.36	83,797,032
CURRENT LIABILITIES			
Accounts payable		8,820.00	8,820
Amount due to immediate holding company	(5a)	104,733.20	101,976
Amount due to a fellow subsidiary	(5a)	7,862,000.00	7,862,000
Accrued expenses		56,000.00	28,000
		8,031,553.20	8,000,796
NET CURRENT ASSETS		63,933,024.16	75,796,236
TOTAL ASSETS LESS CURRENT LIABILITIES		157,624,690.91	158,728,903
NON-CURRENT LIABILITIES			
Loan from a fellow subsidiary	(5b)	91,851,130.20	103,882,200
NET ASSETS		65,773,560.71	54,846,703

EXONBURY LIMITED

BALANCE SHEET AS AT 30TH JUNE, 2003 (Continued)

	NOTES	2003 HK$	2002 HK$
CAPITAL AND RESERVES			
Issued capital	(6)	2.00	2
Retained profits	(7)	65,773,558.71	54,846,701
		65,773,560.71	54,846,703

The attached notes (1 to 11) form an integral part of these financial statements

Director

Director

EXONBURY LIMITED

PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 30TH JUNE, 2003

	NOTES	2003 HK$	2002 HK$
BANK INTEREST INCOME		29,885.55	216,345
DIVIDEND INCOME		170,821.96	430,995
EXCHANGE LOSS		(2,757.20)	(2,809,872)
SUNDRY INCOME		0.00	23,720
ADMINISTRATIVE EXPENSES	(8)	(28,000.00)	(30,990)
PROVISION FOR DIMINUTION IN VALUE OF THE INVESTMENTS IN A SUBSIDIARY WRITTEN BACK	(3)	10,759,000.00	6,863,000
OPERATING PROFIT		10,928,950.31	4,693,198
FINANCE COST	(9)	(2,092.35)	(1,409)
NET PROFIT FOR THE YEAR, RETAINED		10,926,857.96	4,691,789

There were no recognised gains and losses other than the profit for the year.

The attached notes (1 to 11) form an integral part of these financial statements.

EXONBURY LIMITED

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30TH JUNE, 2003

	Share capital HK$	Accumulated profits HK$	Total HK$
BALANCE AT 1ST JULY 2001	2.00	50,154,912.25	50,154,914.25
NET PROFIT FOR THE YEAR	0.00	4,691,788.50	4,691,788.50
BALANCE AT 1ST JULY, 2002	2.00	54,846,700.75	54,846,702.75
NET PROFIT FOR THE YEAR	0.00	10,926,857.96	10,926,857.96
BALANCE AT 30TH JUNE, 2003	2.00	65,773,558.71	65,773,560.71

EXONBURY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(1) GENERAL INFORMATION

The company is active in investment holding. The directors consider the immediate holding company is Ambang Jaya Sdn. Bhd., a company incorporated in Malaysia. Its ultimate holding company is Amsteel Corporation Berhad, a listed public limited company incorporated in Malaysia.

(2) PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

The financial statements are prepared in accordance with and comply with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants. The financial statements are prepared under the historical cost convention.

(b) Investment in a subsidiary

A subsidiary is a company in which the company holds more than half of the issued share capital, or controls more than half of the voting power, or where the company controls the composition of its board of directors.

Investment in a subsidiary is stated at cost less provision for permanent diminution in value, if necessary. Any such provisions are recognised as an expense in the profit and loss account.

(c) Joint ventures

Co-operative joint ventures are Sino-foreign joint ventures in respect of which the partners' profit sharing ratios and share of net assets upon the expiration of the joint venture periods are not in proportion to their capital contribution ratios but are as defined in the joint venture contracts.

Investment in joint venture are stated at cost less provision, for any permanent diminution in value, if necessary. Any such provisions are recognised as an expenses in the profit and loss account.

(d) Taxation

No provision for Hong Kong profits tax has been made in the financial statements as the company has no trading activities in Hong Kong (2002:Nil).

(2) PRINCIPAL ACCOUNTING POLICIES (Continued)

(e) Deferred taxation

No deferred tax has been provided as there was no timing differences at the balanc sheet date (2002:Nil).

(f) Revenue recognition

Dividend income from investments is recognised when the company's right to receive payment has been established.

Interest income is accrued on a time basis, by reference to the principal outstanding and the interest rate applicable.

(g) Foreign exchange

Transactions in foreign currencies are converted at the applicable rates of exchange ruling at the transaction dates. Foreign currency balances are translated at the applicable rates of exchange ruling at the balance sheet date. Exchange differences are included in the determination of operating profit.

	2003 HK$	2002 HK$
(3) INTEREST IN A SUBSIDIARY		
Capital contribution, at cost	92,917,916.75	92,917,917
Provision for diminution in value		
Balance at 1.7.2002	(10,759,000.00)	(17,622,000)
Written back	10,759,000.00	6,863,000
Balance at 30.6.2003	0.00	(10,759,000)
	92,917,916.75	82,158,917

At 30th June, 2003, the Company held 100% of the registered capital of Shanghai Nine Sea Parkson Plaza Co., Ltd. (上海九海百盛廣場有限公司) ("SNSP"), a company established in the People's Republic of China (the "PRC") other than Hong Kong which is engaged in retailing, food and beverage and entertainment business in a shopping plaza in Shanghai, the PRC.

In the opinion of the directors, the investment is worth at least its carrying value.

No consolidated financial statements have been prepared as the company is itself a wholly-owned subsidiary of another company.

	2003 HK$	2002 HK$

(6) SHARE CAPITAL

	2003 HK$	2002 HK$
Authorized		
1,000 shares of HK$1.00 each	1,000.00	1,000
Issued and fully paid		
2 shares of HK$1.00 each	2.00	2

(7) STATEMENT OF ACCUMULATED PROFITS

	2003 HK$	2002 HK$
Accumulated profits at 30.6.2002	54,846,700.75	50,154,912
Net profit for the year	10,926,857.96	4,691,789
Accumulated profits at 30.6.2003	65,773,558.71	54,846,701

(8) ADMINISTRATIVE EXPENSES

	2003 HK$	2002 HK$
Accounting fee	8,000.00	8,000
Audit fee	20,000.00	20,000
Business registration fee	0.00	2,250
Sundry expenses	0.00	740
	28,000.00	30,990

(9) FINANCE COST

	2003 HK$	2002 HK$
Bank charges	2,092.35	1,409

(10) DIRECTORS' REMUNERATION

No director's fee or other emoluments were paid or payable by the company during the year (2002:Nil).

(11) APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved by the board of directors on 27 NOV 2003

INFORMATION ON LDHB

1. HISTORY AND BUSINESS

LDHB was incorporated as a private limited company in Malaysia on 24 March 1970 under the name of Chocolate Products (Malaysia) Sdn Berhad. It was converted into a public company on 22 December 1981 and assumed its current name on 10 February 2003. LDHB was listed on the Main Board of MSEB on 11 February 1982. LDHB is an investment holding company. Its subsidiaries are principally involved in property management of the Mahkota Parade shopping mall in Malacca and investment holding. Its associated companies namely, Consitrade and DEbier are principally involved in beer brewing business in the PRC. Consitrade and DEbier, ceased to be the subsidiaries of LDHB pursuant to the completion of the Brewery SPA on 16 January 2004.

2. SHARE CAPITAL

The present authorised and issued and paid-up share capital of LDHB as at 4 February 2004 is as follows:

Type	No. of ordinary shares	Par value RM	Total RM
Authorised	1,000,000,000	0.50	500,000,000.00
Issued and fully paid-up	348,723,501	0.50	174,361,750.50

3. CHANGES IN ISSUED AND PAID-UP SHARE CAPITAL

Details of the changes to the issued and paid-up share capital of LDHB since its incorporation up to 4 February 2004 are as follows:

Date of Allotment	No. of ordinary shares	Par Value RM	Consideration	Cumulative issued and paid-up share capital RM
24.03.1970	2	1.00	Subscribers' shares	2.00
15.10.1971	1,999,998	1.00	Cash	2,000,000.00
10.01.1972	500,000	1.00	Cash	2,500,000.00
08.12.1972	2,500,000	1.00	Cash	5,000,000.00
01.06.1974	500,000	1.00	Bonus Issue of 1 for 10	5,500,000.00
24.12.1981	2,200,000	1.00	Bonus Issue of 2 for 5	7,700,000.00
20.01.1982	3,300,000	1.00	Public Issue at RM1.20 per share	11,000,000.00
16.05.1984	5,000,000	1.00	Issued for the acquisition of The Grand Finale Sdn Bhd (now known as CP Properties Sdn Bhd) at an issue price of RM2.40 per share	16,000,000.00
16.05.1984	1,862,000	1.00	Special Issue to Bumiputra at par	17,862,000.00
10.10.1984	17,862,000	0.50	Bonus Issue of 1 for 2	26,793,000.00

Date of Allotment	No. of ordinary shares	Par Value RM	Consideration	Cumulative issued and paid-up share capital RM
24.10.1984	35,724,000	0.50	Rights Issue of 1 for 1 at par	44,655,000.00
29.04.1994	22,327,500	0.50	Rights issue of 1 for 4 at RM1.60 per share	55,818,750.00
15.09.1995	171,765,001	0.50	Issued for the acquisition of shares in Lion Subang Parade Sdn Bhd, Lion Mahkota Parade Sdn Bhd and Megavest Sdn Bhd at RM1.80 per share	141,701,250.50
17.11.1995	65,000,000	0.50	Exercise of rights to allotment of shares at RM1.80 per share by AJSB	174,201,250.50
20.11.1995	1,000	0.50	Issued pursuant to ESOS at RM1.99 per share	174,201,750.50
21.08.2003	33,000	0.50	Issued pursuant to ESOS at RM0.65 per share	174,218,250.50
28.08.2003	10,000	0.50	Issued pursuant to ESOS at RM0.65 per share	174,223,250.50
10.09.2003	73,000	0.50	Issued pursuant to ESOS at RM0.65 per share	174,259,750.50
15.09.2003	32,000	0.50	Issued pursuant to ESOS at RM0.65 per share	174,275,750.50
30.09.2003	7,000	0.50	Issued pursuant to ESOS at RM0.65 per share	174,279,750.50
03.10.2003	25,000	0.50	Issued pursuant to ESOS at RM0.65 per share	174,291,750.50
07.10.2003	8,000	0.50	Issued pursuant to ESOS at RM0.65 per share	174,295,750.50
13.10.2003	30,000	0.50	Issued pursuant to ESOS at RM0.65 per share	174,310,750.50
22.10.2003	37,000	0.50	Issued pursuant to ESOS at RM0.65 per share	174,329,250.50
28.10.2003	27,000	0.50	Issued pursuant to ESOS at RM0.65 per share	174,342,750.50
24.12.2003	5,000	0.50	Issued pursuant to ESOS at RM0.65 per share	174,345,250.50
13.01.2004	33,000	0.50	Issued pursuant to ESOS at RM0.65 per share	174,361,750.50

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4. SUBSTANTIAL SHAREHOLDERS

The substantial shareholders (holding 5% or more of the issued and paid-up share capital) of LDHB and their respective shareholdings in LDHB as at 4 February 2004 are as follows:

Name	Nationality/ Country of incorporation	←----Direct----→		←----Indirect---→	
		No of shares held	%	No of sharesheld	%
TSWC	Malaysian	-	-	228,467,701[(a)]	65.52
Datuk Cheng Yong Kim	Singaporean	-	-	228,467,701[(a)]	65.52
Lion Realty Pte Ltd	Singapore	-	-	228,467,701[(a)]	65.52
LCB	Malaysia	13,283,000	3.81	207,272,945[(b)]	59.44
Lion Development (Penang) Sdn Bhd ("LDP")	Malaysia	1,061,889	0.31	227,405,812[(c)]	65.21
Horizon Towers Sdn Bhd	Malaysia	-	-	220,555,945[(d)]	63.25
Datuk Lim Kheng Kim[(f)]	Malaysian	28,695,945	8.23	-	-
LLB Steel Industries Sdn Bhd	Malaysia	-	-	149,190,800[(e)]	42.78
Amsteel Mills Sdn Bhd	Malaysia	149,190,800	42.78	-	-
LICB	Malaysia	58,018,645	16.64	149,190,800[(e)]	42.78
Steelcorp Sdn Bhd	Malaysia	-	-	149,190,800[(e)]	42.78

Notes:

(a) *Deemed interested by virtue of Section 6A of the Act held via LDP, Narajaya Sdn Bhd, LCB, Silverstone Corporation Berhad ("SCB"), LICB and Amsteel Mills Sdn Bhd.*

(b) *Deemed interested by virtue of Section 6A of the Act held via SCB, LICB and Amsteel Mills Sdn Bhd.*

(c) *Deemed interested by virtue of Section 6A of the Act held via Narajaya Sdn Bhd, LCB, SCB, LICB and Amsteel Mills Sdn Bhd.*

(d) *Deemed interested by virtue of Section 6A of the Act held via LCB, SCB, LICB and Amsteel Mills Sdn Bhd.*

(e) *Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd.*

(f) *No longer in Register of members but pending relevant application by Datuk Lim to deregister.*

The particulars of the Directors of LDHB as at 4 February 2004 and their shareholdings are as follows:

Name	Nationality/ country of incorporation	Designation	←----As at 4 February 2004------→			
			Direct	%	Indirect	%
TSWC	Malaysian	Chairman	-	-	228,467,701[(a)]	65.52
Heah Sieu Lay	Malaysian	Managing Director	-	-	-	-
Dato' Ismail bin Said	Malaysian	Director	-	-	-	-
Cheng Yong Kwang	Singaporean	Director	-	-	-	-
Dato Murad bin Mohamed Hashim	Malaysian	Director	-	-	-	-
George Leong Chee Fook	Malaysian	Director	-	-	-	-

Note:

(a) Deemed interest by virtue of Section 6A of the Act held by LDP, Narajaya Sdn Bhd, LCB, SCB, LICB and Amsteel Mills Sdn Bhd.

6. SUBSIDIARY AND ASSOCIATED COMPANIES

The subsidiary and associated companies of LDHB as at 4 February 2004 are set out below:

Name of Company	Date and Place of Incorporation	Issued & Paid-up Share Capital[@] (RM unless otherwise stated)	Effective Equity Interest %	Principal Activities
LDH Manufacturing Sdn Bhd *(formerly known as Chocolate Products Manufacturing Sdn Bhd)*	03.11.1984 Malaysia	5,002,000.00	100.0	Ceased operation
LDH Trading Sdn Bhd *(formerly known as Chocolate Products Trading Sdn Bhd)*	29.11.1977 Malaysia	730,000.00	100.0	Ceased operation
CPB Far East Limited	29.12.1989 Hong Kong	HK2.00	100.0	Dormant
LDHS *(formerly known as Chocolate Products (S) Pte Ltd)*	13.10.1983 Singapore	SGD2,000,000.00	100.0	Investment holding
CP Properties Sdn Bhd	23.05.1981 Malaysia	9,868,098.00	100.0	Dormant

Name of Company	Date and Place of Incorporation	Issued & Paid-up Share Capital[@] (RM unless otherwise stated)	Effective Equity Interest %	Principal Activities
Force Ten Sdn Bhd	23.05.1981 Malaysia	250,002.00	100.0	Dormant
Graimpi Sdn Bhd	21.07.1990 Malaysia	300,000.00	100.0	Investment holding
Le Chocolatier Boutique (M) Sdn Bhd	21.05.1985 Malaysia	2.00	100.0	Dormant
Lion Subang Parade Sdn Bhd	27.05.1986 Malaysia	3,008,910.00	100.0	Investment holding
Lion Mahkota Parade Sdn Bhd	28.08.1984 Malaysia	1,004,000.00	99.99	Property management and operation of food court
Megavest Sdn Bhd	29.05.1986 Malaysia	502,982.15	100.0	Property and housing development
Urban Resources Sdn Bhd	12.05.1981 Malaysia	1,000,000.00	100.0	Property development
LDH Investment Pte Ltd *(formerly known as Chocolate Investment Pte Ltd)*	09.01.1993 Singapore	SGD4,500,000.00	100.0	Investment holding
Subsidiaries of Lion Subang Parade Sdn Bhd				
Bingkisan Jaya Sdn Bhd	06.12.1984 Malaysia	10,000.00	100.0	Dormant
LDH Management Sdn Bhd *(formerly known as Chocolate Products Management Sdn Bhd)*	03.05.1984 Malaysia	50,002.00	100.0	Investment holding and operation of food court
Hypervest Sdn Bhd	28.05.1986 Malaysia	10,000.00	100.0	Dormant
Indobaru Sdn Bhd	26.05.1986 Malaysia	10,000.00	100.0	Dormant
Jatitrade Sdn Bhd	20.09.1986 Malaysia	10,000.00	100.0	Dormant
Pattervest Sdn Bhd	13.02.1986 Malaysia	10,000.00	100.0	Dormant

Name of Company	Date and Place of Incorporation	Issued & Paid-up Share Capital[@] (RM unless otherwise stated)	Effective Equity Interest %	Principal Activities
Subsidiaries of LDH Management Sdn Bhd				
Grand Tours & Travel Service Sdn Bhd	01.06.1978 Malaysia	125,002.00	100.0	Dormant
Shanghai DEbier Management Consulting Co Ltd	18.03.1998 PRC	USD500,000.00	100.00	Management consulting services
Subsidiaries of LDH Manufacturing Sdn Bhd				
CPB Investment AG	25.10.1988 Switzerland	Swiss Franc100,000.00	100.0	Investment holding
CPB Enterprise Sdn Bhd	19.09.1973 Malaysia	3,352,035.00	100.0	Ceased operation
Subsidiary of CPB Enterprise Sdn Bhd				
United Brands Trading Sdn Bhd	10.05.1984 Malaysia	25,000.00	100.0	Dormant
Subsidiary of LDH Investment Pte Ltd				
Beijing CPB Foodstuff Co Ltd *(formerly known as Beijing Vochelle Foodstuff Co Ltd)*	30.10.1993 China	USD4,400,000.00	42.0	Ceased operation
Subsidiaries of Graimpi Sdn Bhd				
Pavlova Investment Pte Ltd	25.03.1994 Singapore	SGD2.00	100.0	Investment holding
Gemmo Pte Ltd	22.12.2000 Singapore	SGD100.00	100.0	Investment holding
Subsidiary of Gemmo Pte Ltd				
Gesto Pte Ltd	17.01.2001 Singapore	SGD100.00	100.0	Dormant

Note:

@ *Registered capital for companies incorporated in the PRC.*

The associated company of LDHB as at 4 February 2004 is as follows:

Name of Company	Date and Place of Incorporation	Issued and Paid-up Share Capital RM	Equity Interest %	Principal Activities
Consitrade (M) Sdn Bhd	04.08.1990, Malaysia	20,135,470.26	50	Investment holding
DEbier Sdn Bhd	06.02.1986, Malaysia	10,000,000.00	50	Investment holding

7. PROFIT AND DIVIDEND RECORDS

The audited consolidated profit and dividend record of LDHB for the past five (5) FYE 30 June 2003 and the unaudited consolidated results for the six (6) months ended 31 December 2003 are as follows:

	←------Audited------→					Unaudited
FYE 30 June	**1999 RM'000**	**2000 RM'000**	**2001 RM'000**	**2002 RM'000**	**2003 RM'000**	**6 months ended 31 December 2003 RM'000**
Turnover	683,468	691,698	614,372	615,031	616,906	369,500
(LBT)/PBT	(10,506)	(39,430)	21,063	6,453	27,373	27,647
Taxation	(1,786)	(14,617)	(17,909)	(16,877)	(20,335)	(10,247)
(LAT)/PAT before MI	(12,292)	(54,047)	3,154	(10,424)	7,038	17,400
MI	(4,280)	(11,721)	(6,646)	2,530	(7,645)	(7,225)
Net (LAT)/PAT after MI	(16,572)	(65,788)	(3,492)	(7,894)	(607)	10,175
No of Share in issue	348,404	348,404	348,404	348,404	348,404	348,691
Net (LPS)/EPS (sen)	(4.8)	(18.9)	(1.0)	(2.3)	(0.2)	5.8*
Gross dividend rate (%)	10.0	10.0	10.0	10.0	10.0	-

* *Annualised*

Notes:

1. *There were no exceptional items and extraordinary items for the financial years and financial period under review.*

2. *In FYE 1999, a lower LBT was recorded due mainly to lower conversion loss of RM14 million (RM53 million in the FYE 1998) and writing down the value of stocks, plant and machinery and debtors of the China Breweries of approximately RM20 million.*

3. *In FYE 2000, the LDHB Group recorded a higher LBT due mainly to higher amortisation of foreign exchange losses of RM32 million and provision for diminution in assets value upon the divestment of its chocolate and confectionery business of RM28 million.*

4. *A PBT was reported for the FYE 2001 due to the absence of provision for diminution in assets value and foreign exchange losses which was fully written off in FYE 2000 totalling RM60 million.*

5. *The stiff competition in the beer market in PRC has resulted in margin erosion for the LDHB Group for the FYE 2002 and thus lower PBT as compared to FYE 2001.*

6. *In FYE 2003, LDHB Group recorded marginally higher revenue of RM617 million as RM615 million as compared to the previous financial year, whereby the LDHB Group's revenue was contributed by its brewery operation in China and management income from the two shopping centers, namely Subang Parade and Mahkota Parade.*

   Net loss for the year decreased significantly to RM0.6 million as compared to RM7.9 million in the FYE 2002. The commendable performance was largely attributed to higher contribution from the China brewery operations which has benefited from aggressive measures undertaken to maximize production efficiencies.

7. *Taxation was provided for FYE 1998, 1999 and 2000 despite losses incurred by the LDHB Group. This was mainly due to losses incurred by certain subsidiary companies which cannot be offset against profits from other subsidiary companies within the LDHB Group. The effective tax rates in FYE2001 and 2002 are higher than the statutory rate as the taxation charge is in respect of certain subsidiary companies which are profitable.*

8. *For six (6) months ended 31 December 2003, the LDHB Group recorded an improved PAT mainly attributable to the better results from its brewery operations..*

8. AUDITED ACCOUNTS

The extracts of the audited financial statements of LDHB for the financial year ended 30 June 2003 together with the auditors' report thereon is in the ensuing pages.

The rest of this page is intentionally left blank

INCOME STATEMENTS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

	Note	GROUP 2003 RM'000	GROUP 2002 RM'000	COMPANY 2003 RM'000	COMPANY 2002 RM'000
Revenue:					
- continuing operations		**587,695**	588,093	**25,100**	9,850
- discontinued operations	6	**29,211**	26,938	-	-
	7	**616,906**	615,031	**25,100**	9,850
Other operating income	8	**10,407**	8,456	**8,090**	6,616
Changes in inventories of work in progress and finished goods		**3,201**	(1,235)	-	-
Raw materials and consumables used		**(279,084)**	(295,605)	-	-
Staff costs		**(63,237)**	(57,539)	**(152)**	(269)
Depreciation and amortisation expenses		**(73,566)**	(66,438)	-	-
Selling, marketing and promotional expenses		**(95,873)**	(97,377)	-	-
Other operating expenses		**(64,594)**	(68,725)	**(17,344)**	(1,788)
Allowance for losses on investments	9	**(2,034)**	(1,000)	**(2,034)**	(1,000)
Profit from operations	6, 10	**52,126**	35,568	**13,660**	13,409
Finance costs	11	**(26,319)**	(31,632)	**(7,201)**	(13,089)
Share of results of associated company		**1,566**	2,517	-	-
Profit from ordinary activities before taxation		**27,373**	6,453	**6,459**	320
Taxation:	12				
- Company and subsidiary companies		**(19,731)**	(16,042)	**(6,080)**	-
- Associated company		**(604)**	(835)	-	-
Profit/(loss) from ordinary activities after taxation		**7,038**	(10,424)	**379**	320
Minority interests		**(7,645)**	2,530	-	-
Net (loss)/profit for the financial year		**(607)**	(7,894)	**379**	320
Loss per share (sen)	13	**(0.2)**	(2.3)		
Dividend per share (sen)	31	**0.05**	0.05	**0.05**	0.05

BALANCE SHEETS
AS AT 30 JUNE 2003

	Note	GROUP 2003 RM'000	GROUP 2002 RM'000	COMPANY 2003 RM'000	COMPANY 2002 RM'000
NON CURRENT ASSETS					
Property, plant and equipment	14	**699,416**	691,680	-	-
Investment properties	15	**146,513**	369,991	-	-
Investments in subsidiary companies	16	-	-	**90,100**	90,100
Investment in associated company	17	**50,288**	49,326	-	-
Other investments	18	**32,225**	-	**32,225**	-
Intangible assets	19	**37,225**	41,516	-	-
Long term receivable	20	**42,270**	-	-	-
		1,007,937	1,152,513	**122,325**	90,100
CURRENT ASSETS					
Inventories	21	**134,492**	117,220	-	-
Other investments	22	**7,720**	-	**7,720**	-
Receivables	23	**299,258**	227,161	**473,179**	560,554
Deposits, cash and bank balances	24	**123,400**	95,242	**2,034**	1,760
		564,870	439,623	**482,933**	562,314
LESS: CURRENT LIABILITIES					
Payables	25	**440,954**	429,782	**26,715**	65,729
Short term borrowings (interest bearing)	26	**274,413**	148,268	**106,187**	29,946
Taxation		**31,570**	22,011	**1,919**	166
		746,937	600,061	**134,821**	95,841
NET CURRENT (LIABILITIES)/ASSETS		**(182,067)**	(160,438)	**348,112**	466,473
		825,870	992,075	**470,437**	556,573
CAPITAL AND RESERVES					
Share capital	27	**174,202**	174,202	**174,202**	174,202
Reserves	28	**331,341**	338,443	**296,235**	295,981
Shareholders' funds		**505,543**	512,645	**470,437**	470,183
MINORITY INTERESTS		**223,914**	222,988	-	-
		729,457	735,633	**470,437**	470,183
NON CURRENT LIABILITIES					
Term loans (interest bearing)	29	**96,413**	243,750	-	86,390
Deferred taxation	30	-	12,692	-	-
		96,413	256,442	-	86,390
		825,870	992,075	**470,437**	556,573
Net tangible assets per share (RM)		**1.34**	1.35		

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

			Reserves					
			Non-distributable					
2003	Note	Share capital RM'000	Share premium RM'000	Exchange fluctuation reserves RM'000	Revaluation reserves RM'000	Capital reserves RM'000	Accumulated losses RM'000	Total RM'000
At 1 July 2002		174,202	330,603	129,263	31,239	18,065	(170,727)	512,645
Translation difference on net equity of foreign subsidiary companies		-	-	(1,281)	-	-	-	(1,281)
Revaluation reserves:								
- provision for impairment losses on investment property	15	-	-	-	(5,089)	-	-	(5,089)
- realisation on disposal of investment property		-	-	-	(25,909)	-	25,909	-
Net (loss)/gain not recognised in income statement		-	-	(1,281)	(30,998)	-	25,909	(6,370)
Appropriation from income statement to capital reserves		-	-	-	-	941	(941)	-
Net loss for the financial year		-	-	-	-	-	(607)	(607)
Dividend for the financial year ended 30 June 2002	31	-	-	-	-	-	(125)	(125)
At 30 June 2003		174,202	330,603	127,982	241	19,006	(146,491)	505,543

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003 (Continued)

			Reserves					
			Non-distributable					
2002	Note	Share capital RM'000	Share premium RM'000	Exchange fluctuation reserves RM'000	Revaluation reserves RM'000	Capital reserves RM'000	Accumulated losses RM'000	Total RM'000
At 1 July 2001		174,202	330,603	129,597	112,539	16,378	(161,021)	602,298
Translation difference on net equity of foreign subsidiary companies		-	-	(334)	-	-	-	(334)
Revaluation reserves:								
- provision for impairment losses on investment properties	15	-	-	-	(71,300)	-	-	(71,300)
- deferred tax on investment property held for sale	30	-	-	-	(10,000)	-	-	(10,000)
Net loss not recognised in income statement		-	-	(334)	(81,300)	-	-	(81,634)
Appropriation from income statement to capital reserves		-	-	-	-	1,687	(1,687)	-
Net loss for the financial year		-	-	-	-	-	(7,894)	(7,894)
Dividend for the financial year ended 30 June 2001		-	-	-	-	-	(125)	(125)
At 30 June 2002		174,202	330,603	129,263	31,239	18,065	(170,727)	512,645

COMPANY STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

			Reserves		
			Non-distributable		
	Note	Share capital RM'000	Share premium RM'000	Accumulated losses RM'000	Total RM'000
2003					
At 1 July 2002		**174,202**	**330,603**	**(34,622)**	**470,183**
Net profit for the financial year		**-**	**-**	**379**	**379**
Dividend for the financial year ended 30 June 2002	31	**-**	**-**	**(125)**	**(125)**
At 30 June 2003		**174,202**	**330,603**	**(34,368)**	**470,437**
2002					
At 1 July 2001		174,202	330,603	(34,817)	469,988
Net profit for the financial year		-	-	320	320
Dividend for the financial year ended 30 June 2001		-	-	(125)	(125)
At 30 June 2002		174,202	330,603	(34,622)	470,183

CONSOLIDATED CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

	Note	2003 RM'000	2002 RM'000
NET CASH FLOW FROM OPERATING ACTIVITIES	A	**97,154**	72,958
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from disposal of property, plant and equipment		**1,886**	11,095
Purchase of property, plant and equipment		**(62,430)**	(45,278)
Purchase of proprietary technology and patents		**(202)**	(4,308)
Net repayments to related companies		**-**	(772)
Acquisition of a subsidiary company	B	**(2,280)**	-
Additional investment in a subsidiary company		**(4,436)**	-
Proceeds from disposal of investment property	6	**22,340**	-
Proceeds from investment in bonds		**198**	-
Net cash flow used in investing activities		**(44,924)**	(39,263)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividend paid		**(125)**	(125)
Repayment of short term borrowings		**(14,140)**	(23,186)
Repayment of long term loans		**(52,292)**	(28,678)
Proceeds from short term borrowings and long term loans drawndown		**42,423**	10,832
Movement in deposits earmarked for loan repayment		**2,400**	6,700
Net cash flow used in financing activities		**(21,734)**	(34,457)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE FINANCIAL YEAR	C	**30,496**	(762)

CONSOLIDATED CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003 (Continued)

	2003 RM'000	2002 RM'000
A NET CASH FLOW FROM OPERATING ACTIVITIES		
Net loss for the financial year	**(607)**	(7,894)
Adjustments for:		
Taxation	**20,335**	16,877
Minority interests	**7,645**	(2,530)
Depreciation of property, plant and equipment	**68,934**	61,765
Property, plant and equipment written off/written down	**3,558**	5,332
Loss on disposal of property, plant and equipment	**97**	1
Allowance for diminution in value of investments	**1,802**	-
Amortisation of goodwill on consolidation	**265**	386
Amortisation of proprietary technology and patents	**4,367**	4,287
Allowance for doubtful debts	**747**	8,888
Allowance for obsolete inventories	**334**	4,560
Interest expense	**26,319**	31,632
Interest income	**(6,659)**	(5,250)
Share of results of associated company	**(1,566)**	(2,517)
	125,571	115,537
Changes in working capital:		
Inventories	**(9,506)**	(11,333)
Receivables	**3,809**	9,329
Payables	**21,042**	14,108
	140,916	127,641
Interest paid	**(19,172)**	(28,227)
Interest received	**3,447**	1,040
Tax paid - net	**(28,037)**	(27,496)
Net cash flow from operating activities	**97,154**	72,958

CONSOLIDATED CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003 (Continued)

	2003 RM'000	2002 RM'000
B ACQUISITION OF A SUBSIDIARY COMPANY *		
The fair values of assets and liabilities of the subsidiary company acquired were as follows:		
Property, plant and equipment	24,933	-
Inventories	8,100	-
Receivables	5,466	-
Intangible assets	139	-
Cash and bank balances	4,368	-
Payables	(31,342)	-
Short term borrowings	(2,755)	-
Taxation	(557)	-
	8,352	-
Minority interests	(1,704)	-
Cost of acquisition	6,648	-
Less: Cash and bank balances in subsidiary company acquired	(4,368)	-
Net cash outflow from acquisition of a subsidiary company	2,280	-

* On 8 July 2002, Lion Brewing Group Co Ltd ('Lion Brewing') and Consitrade (M) Sdn Bhd ('Consitrade') entered into agreements with Jinkeda Group Co Ltd ('Jinkeda') for the acquisition by Lion Brewing of a 54.6% equity interest and Consitrade of a 25% equity interest in Jinhua Lion Brewery Co Ltd ('Jinhua') from Jinkeda for a total cash consideration of RM6.6 million. The acquisition of Jinhua was completed on 30 December 2002.

The effect of the above acquisition on the financial results of the Group during the financial year have not been disclosed separately as it is not material to the Group.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003 (Continued)

	2003 RM'000	2002 RM'000
C ANALYSIS OF CASH AND CASH EQUIVALENTS		
At beginning of financial year	**73,698**	74,460
Net increase/(decrease) in cash and cash equivalents during the financial year	**30,496**	(762)
At end of financial year	**104,194**	73,698
Represented by:		
Deposits, cash and bank balances	**123,400**	95,242
Bank overdrafts	**(17,206)**	(17,144)
	106,194	78,098
Less: Deposits earmarked for loan repayment	**(2,000)**	(4,400)
	104,194	73,698

COMPANY CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

	2003 RM'000	2002 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit for the financial year	**379**	320
Adjustments for:		
Allowance for doubtful debts	**16,000**	1,000
Allowance for diminution in value of investments	**1,802**	-
Taxation	**6,080**	-
Interest expense	**7,201**	13,089
Interest income	**(8,040)**	(6,606)
Dividend income	**(25,100)**	(9,850)
	(1,678)	(2,047)
Changes in working capital:		
Receivables	**6**	473
Payables	**(81)**	-
	(1,753)	(1,574)
Interest paid	**-**	(9,531)
Interest received	**30**	118
Tax paid	**(99)**	(47)
Net cash flow used in operating activities	**(1,822)**	(11,034)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net advances to holding, subsidiary and related companies	**(8,700)**	(5,620)
Dividend received	**20,872**	9,332
Proceeds from investment in bonds	**198**	-
Net cash flow from investing activities	**12,370**	3,712

COMPANY CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003 (Continued)

	2003 RM'000	2002 RM'000
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend paid	(125)	(125)
Movement in deposits earmarked for loan repayment	(640)	7,550
Repayment of term loans	(10,149)	-
Net cash flow (used in)/from financing activities	(10,914)	7,425
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS DURING THE FINANCIAL YEAR	(366)	103
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR	1,510	1,407
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	1,144	1,510
Represented by:		
Deposits, cash and bank balances	2,034	1,760
Less: Deposits earmarked for loan repayment	(890)	(250)
	1,144	1,510

NOTES TO THE FINANCIAL STATEMENTS

1 GENERAL INFORMATION

The Group is principally involved in beer brewing and property management. The Company is an investment holding company. The principal activities of the subsidiary companies are shown in Note 35 to the financial statements.

The number of employees in the Group and the Company as at 30 June 2003 was 7,795 (2002: 7,569) employees and 3 (2002: 3) employees respectively.

The Company is a public limited liability company, incorporated and domiciled in Malaysia, and listed on the Main Board of the Kuala Lumpur Stock Exchange.

The addresses of the registered office and principal place of business of the Company are:

Registered office	Principal place of business
Level 46, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur	Lot F36, First Floor, Subang Parade 5, Jalan SS 16/1 Subang Jaya 47500 Petaling Jaya

2 GOING CONCERN

The Group incurred a loss after taxation and minority interests of RM607,000 during the financial year ended 30 June 2003. At that date, current liabilities of the Group exceeded current assets by RM182,067,000. As disclosed in Note 39 to the financial statements, the Group has entered into agreements to rationalise the Group structure and principal activities.

The Directors are of the opinion that the rationalisation scheme referred to above will be successfully implemented. Accordingly, the Directors consider that it is appropriate to prepare the financial statements of the Group and the Company on a going concern basis.

3 BASIS OF ACCOUNTING

The financial statements of the Group and of the Company have been prepared under the historical cost convention, unless otherwise indicated in the individual policy statements in Note 4 to the financial statements.

The financial statements comply with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been used consistently in dealing with items which are considered material in relation to the financial statements.

The new applicable approved accounting standards adopted in these financial statements are as follows:

- MASB Standard 22 'Segment Reporting'
- MASB Standard 24 'Financial Instruments: Disclosure and Presentation'
- MASB Standard 25 'Income Taxes'

4 **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Comparative figures have been adjusted or extended to conform with changes in presentation due to the requirements of the new MASB Standards 22 'Segment Reporting' and 25 'Income Taxes' that have been applied retrospectively.

The effects of the application of MASB Standard 22 are shown in Note 36 to the financial statements.

The effects of the requirements of MASB Standard 25 have been reflected in Note 12 to the financial statements.

Comparatives are not disclosed upon first application of MASB Standard 24, as permitted by the Standard.

(a) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary companies made up to the end of the financial year. Subsidiary companies are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

Subsidiaries are consolidated using the acquisition method. Under the acquisition method, the results of subsidiary companies acquired or disposed of are included from the date of acquisition or up to the date of disposal. At the date of acquisition, the fair values of the subsidiary companies net assets are determined and these values are reflected in the consolidated financial statements.

All intercompany transactions, balances and unrealised surpluses and deficits on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless cost cannot be recovered.

Minority interests are measured at the minorities' share of the post acquisition fair values of the identifiable assets and liabilities of the acquiree. Separate disclosure is made of minority interests.

(b) Associated companies

Associated companies are companies in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associated companies but not control over those policies. Investments in associated companies are accounted for in the consolidated financial statements by the equity method of accounting.

Equity accounting involves recognising in the income statement the Group's share of the results of associated companies for the period. The Group's investments in associated companies are carried in the balance sheet at an amount that reflects its share of the net assets of the associated companies and includes goodwill on acquisition, where applicable.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies; unrealised losses are also eliminated unless the transaction provides evidence on impairment of the asset transferred. Where necessary, in applying the equity method, adjustments are made to the financial statements of associated companies to ensure consistency of accounting policies with the Group.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Goodwill

Goodwill arising on consolidation represents the excess of the purchase consideration over the fair value of the net assets of subsidiary companies at the date of acquisition. Goodwill is amortised systematically over the period of time during which the benefits are expected to accrue but not exceeding 20 years. During the financial year, the Group changed its accounting policy to amortise the goodwill over 25 years to be in line with its holding company. The effect of the change is however, not material.

Goodwill is written down immediately through the income statement if there is a permanent diminution in value.

(d) Investments

Investments in subsidiaries and associated companies are shown at cost. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable amount.

Investments in other non-current investments are shown at cost and allowance for diminution in value is made where, in the opinion of the Directors, there is a decline other than temporary in the value of such investments. Where there has been a decline other than temporary in the value of an investment, such a decline is recognised as an expense in the period in which the decline is identified.

Marketable securities (within current assets) are carried at the lower of cost and market value, determined on an aggregate portfolio basis by category of investment. Cost is derived at on the weighted average basis. Market value is calculated by reference to stock exchange quoted selling prices at the close of business on the balance sheet date. Increases/decreases in the carrying amount of marketable securities are credited/charged to the income statement.

On disposal of an investment, the difference between net disposal proceeds and its carrying amount is charged/credited to the income statement.

(e) Impairment of assets

Property, plant and equipment and other non-current assets, including intangible assets, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is higher of an asset's net selling price and value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows.

The impairment loss is charged to the income statement unless it reverses a previous revaluation in which case it is charged to the revaluation surplus. Any subsequent increase in recoverable amount is recognised in the income statement unless it reverses an impairment loss on a revalued asset in which case it is taken to revaluation surplus.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Investment properties

Investment properties consist of freehold and leasehold properties held for long term rental yields and are stated at valuation less provision for any impairment loss. It is the Group's policy to appraise the investment properties periodically and at least once in every five years by independent professional valuers based on market value. In respect of each individual property, any surplus arising therefrom will be taken to the revaluation reserve. A deficit or impairment loss is charged to the income statement to the extent that it is in excess of amount outstanding in the revaluation reserve. On subsequent sale of the property, the reserve is realised through retained earnings.

(g) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Freehold land and construction in progress are not depreciated. Leasehold land is amortised in equal instalments over the periods of the respective leases which range from 50 to 99 years. Other property, plant and equipment are depreciated over their estimated useful lives on the straight line basis at the following annual rates:

Buildings	2% - 8%
Plant and machinery	2% - 15%
Motor vehicles	13% - 20%
Office equipment, furniture and fittings	10% - 20%

(h) Inventories

Inventories comprising raw materials, consumables stores, work-in-progress, finished goods and developed industrial land held for re-sale, are stated at the lower of cost and net realisable value.

Cost of raw materials, consumable stores, work-in-progress and finished goods is determined using the weighted average basis. For work-in-progress and finished goods, cost represents materials, direct labour and an appropriate proportion of production overheads.

Cost of developed industrial land comprises proportionate cost of land and related development expenditure.

Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses.

(i) Intangible assets

Intangible assets are not revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for permanent impairment where it is considered necessary.

(i) Pre-operating expenses is written off in the year it is incurred. Pre-production expenditure are capitalised and amortised using the straight line method over their estimated useful lives not exceeding 10 years upon commencement of commercial operations/production.

(ii) Proprietary technology and patents are capitalised and amortised using the straight line method over their estimated useful lives of between 10 and 50 years.

4 **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

(j) Trade receivables

Trade receivables are carried at anticipated realisable value. Bad debts are written off in the year in which they are identified. An estimate is made for doubtful debts based on review of material outstanding amounts at the year end.

(k) Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, bank balances, demand deposits, bank overdrafts and short term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.

(l) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences or unused tax losses can be utilised.

(m) Revenue recognition

Revenue from sale of goods are recognised upon delivery of products and customer acceptance, net of sales taxes and discounts, and after eliminating sales within the Group.

Revenue from sale of industrial land is recognised upon the signing of the sale and purchase agreements.

Rental and interest income are recognised on the accruals basis.

Dividend income is recognised when the shareholder's right to receive payment is established.

(n) Foreign currencies

(i) Transactions in foreign currencies

Transactions in foreign currencies are translated into Ringgit Malaysia at exchange rates ruling at the transaction dates or at contracted rates, where applicable. At balance sheet date, monetary assets and liabilities resulting from foreign currency transactions are translated into Ringgit Malaysia at exchange rates ruling at that date or at contracted rates, where applicable. Exchange differences arising therefrom are dealt with through the income statement.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the Company and translated at the exchange rate ruling at the date of the transaction.

(ii) Translation of foreign currency operations

In the Group accounts, assets and liabilities of overseas subsidiaries are translated into Ringgit Malaysia at the exchange rates ruling at the balance sheet date. Results of operations of those foreign entities are translated at average rates for the financial year that best approximates the exchange rates at the dates of the transactions. Exchange differences are dealt with through the Exchange Fluctuation Reserves.

4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n) Foreign currencies (Continued)

The principal closing rates used in translation of foreign currencies amounts were as follows:

Foreign currencies	30.6.2003 RM	30.6.2002 RM
1 USD (United States of America)	**3.80**	3.80
1 SGD (Singapore)	**2.15**	2.14
1 Rmb (People's Republic of China)	**0.46**	0.46

(o) Financial instruments

(i) Financial instruments recognised on the balance sheet

The particular recognition method adopted for financial instruments recognised on the balance sheet is disclosed in the individual policy statement associated with each item.

(ii) Fair value estimation for disclosure purposes

The fair value of publicly traded securities is based on quoted market prices at the balance sheet date.

In assessing the fair value of other financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. In particular, the fair value of financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

The face values of financial assets (less any estimated credit adjustments) and financial liabilities with a maturity period of less than one year are assumed to approximate their fair values.

(p) Segment reporting

Segment reporting is presented for enhanced assessment of the Group's risks and returns. Business segments provide products or services that are subject to risk and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those components operating in other economic environments.

Segment revenue, results, assets and liabilities are those amounts resulting from the operating activities of a segment that are directly attributable to the segment and the relevant portion that can be allocated on a reasonable basis to the segment. Segment revenue, results, assets and liabilities are determined before intragroup balances and intragroup transactions are eliminated as part of the consolidation process, except to the extent that such intragroup balances and transactions are between group enterprises within a single segment.

5 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's activities expose it to a variety of financial risks, including foreign currency exchange risk, interest rate risk, market risk, credit risk, liquidity risk and cash flow risk. Financial risk management is carried out through risk reviews, internal control systems and adherence to the Group financial risk management policies.

(i) Foreign currency exchange risk

The Group is exposed to foreign currency exchange risk as a result of the foreign currency transactions entered into by the Group in currencies other than its functional currency. As these transactions are mainly denominated in US Dollars, which has been pegged against the Ringgit Malaysia, the exposure to this risk is minimal.

(ii) Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. Interest rate exposure arises from the Group's borrowings and is managed through the use of fixed and floating rate debt.

(iii) Market risk

For key product purchases, the Group establishes floating and fixed priced levels that the Group considers acceptable. The Group does not face significant exposure from the risk of changes in debt and equity prices.

(iv) Credit risk

Credit risk arises when sales made were on deferred credit terms. The Group seeks to invest cash assets safely and profitably. It also seeks to control credit risk by setting counterparty limits and ensuring that sales of products and services are made to customers with an appropriate credit history.

(v) Liquidity and cash flow risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group aims at maintaining flexibility in funding by keeping committed credit lines available.

6 DISCONTINUED OPERATIONS

On 24 December 2002, Lion Subang Parade Sdn Bhd, a wholly-owned subsidiary of the Company entered into a sale and purchase agreement for the disposal of its shopping mall known as Subang Parade and the related freehold land held in the District of Petaling, Selangor. As a result, provision for impairment losses on this investment property have been made in the previous and current financial years.

The disposal was deemed completed on 16 June 2003 upon fulfillment of the conditions precedent and the Subang Parade shopping mall was handed over to the purchaser on 21 August 2003. Consequently, the Group had ceased its operations in the management of the Subang Parade shopping mall.

6 DISCONTINUED OPERATIONS (Continued)

The impairment losses relating to the disposal of the Subang Parade shopping mall for the financial year were as follows:

	GROUP	
	2003 RM'000	2002 RM'000
Impairment of investment property (Note 15)	**5,089**	50,900

The effect of the disposal of the Subang Parade shopping mall on the results of the Group for the financial year was as follows:

	GROUP	
	2003 RM'000	2002 RM'000
Revenue	**29,211**	26,938
Operating costs	**(9,171)**	(9,645)
Profit from operations *	**20,040**	17,293
Finance costs	**(1,846)**	(488)
Profit before taxation	**18,194**	16,805
Taxation	**(5,500)**	(5,182)
Profit after taxation	**12,694**	11,623

The profit from continuing and discontinued operations of the Group is analysed as follows:

	GROUP	
	2003 RM'000	2002 RM'000
- continuing operations	**32,086**	18,275
- discontinued operations *	**20,040**	17,293
Profit from operations	**52,126**	35,568

The effect of the disposal of the Subang Parade shopping mall on the financial position of the Group was as follows:

	GROUP At date of disposal RM'000
Investment property disposed (Note 15)	**(218,389)**
Plant and equipment disposed	**(2,121)**
Net proceeds from disposal #	**220,510**
Gain/(loss) on disposal	**-**

6 DISCONTINUED OPERATIONS (Continued)

	GROUP At date of disposal RM'000
# The net proceeds from disposal comprise of:	
Deposit received upon signing of sale and purchase agreement	22,340
Sale proceeds receivable within 12 months (Note 23)	158,800
Sale proceeds receivable after 12 months (Note 20)	42,270
Expenses directly attributable to the disposal	(2,900)
	220,510

7 REVENUE

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Sale of goods	563,450	565,597	-	-
Sale of industrial land	433	207	-	-
Rental and related income	53,023	49,227	-	-
Dividend income from unquoted investments in subsidiary companies	-	-	25,100	9,850
	616,906	615,031	25,100	9,850

8 OTHER OPERATING INCOME

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Interest income on:				
- amounts owing from subsidiary companies	-	-	5,062	2,521
- amounts owing from related companies	32	4,037	-	3,967
- unquoted bonds	2,945	-	2,945	-
- short term deposits and others	3,682	1,213	33	118
	6,659	5,250	8,040	6,606
Other income	3,748	3,206	50	10
	10,407	8,456	8,090	6,616

9 ALLOWANCE FOR LOSSES ON INVESTMENTS

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Allowance for doubtful debts arising from the restructuring scheme (Note 38(a)) on amounts owing by certain related companies	**(232)**	(1,000)	**(232)**	(1,000)
Allowance for diminution in value of quoted investments	**(1,802)**	-	**(1,802)**	-
	(2,034)	(1,000)	**(2,034)**	(1,000)

10 PROFIT FROM OPERATIONS

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
The following items have been charged/ (credited) in arriving at profit from operations:				
Directors' remuneration (Note 33)	**1,150**	91	**113**	91
Auditors' remuneration	**404**	400	**7**	8
Property, plant and equipment:				
- depreciation	**68,934**	61,765	**-**	-
- written off/written down	**3,558**	5,332	**-**	-
- loss on disposal	**97**	1	**-**	-
Rental of land and buildings	**2,057**	1,488	**-**	-
Allowance for doubtful debts:				
- subsidiary companies	**-**	-	**15,768**	-
- others	**515**	7,888	**-**	-
Allowance for obsolete inventories	**334**	4,560	**-**	-
Amortisation of goodwill on consolidation	**265**	386	**-**	-
Amortisation of proprietary technology and patents	**4,367**	4,287	**-**	-

11 FINANCE COSTS

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Interest expense on:				
- amounts owing to holding and related companies	-	(3,074)	-	(2,720)
- amounts owing to subsidiary companies	-	-	**(92)**	(838)
- bank borrowings	**(26,079)**	(28,558)	**(6,869)**	(9,531)
- others	**(240)**	-	**(240)**	-
	(26,319)	(31,632)	**(7,201)**	(13,089)

12 TAXATION

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Taxation for the financial year comprises:				
Company and subsidiary companies				
Arising in Malaysia:				
Current taxation				
- current year tax charge	**(9,859)**	(7,751)	**(4,500)**	-
- under provision in prior years	**(1,969)**	(702)	**(1,580)**	-
	(11,828)	(8,453)	**(6,080)**	-
Arising outside Malaysia:				
Current year tax charge	**(7,903)**	(7,589)	-	-
	(19,731)	(16,042)	**(6,080)**	-
Associated company				
Arising outside Malaysia:				
Current year tax charge	**(604)**	(835)	-	-
Total	**(20,335)**	(16,877)	**(6,080)**	-

12 TAXATION (Continued)

The explanation of the relationship between tax expense and the Group's and Company's profit from ordinary activities before taxation is as follows:

	GROUP		COMPANY	
	2003 RM'000	**2002 RM'000**	**2003 RM'000**	**2002 RM'000**
Profit from ordinary activities before taxation	**27,373**	6,453	**6,459**	320
Tax calculated at the Malaysian tax rate of 28%	**(7,664)**	(1,807)	**(1,809)**	(90)
Tax effects of:				
- different tax rates in other countries	**859**	1,188	**-**	-
- expenses not deductible for tax purposes	**(4,631)**	(9,332)	**(5,491)**	(2,150)
- income not subject to tax	**697**	711	**2,800**	2,240
- previously unrecognised tax losses used to reduce current year tax	**68**	97	**-**	-
- Under provision in prior years	**(1,969)**	(702)	**(1,580)**	-
- Deferred tax assets not recognised in current/prior year	**(7,695)**	(7,032)	**-**	-
Tax expense	**(20,335)**	(16,877)	**(6,080)**	-

Subject to agreement by the tax authorities, the Group and the Company has unabsorbed tax losses available for carry forward amounting to approximately RM140 million (2002: RM114 million) and RM56,000 (2002: RM56,000) respectively. The benefits of the tax losses will only be obtained if the Company and the relevant subsidiary companies derive future assessable income of a nature and of amounts sufficient for the losses to be utilised.

13 LOSS PER SHARE

The loss per share is calculated by dividing the Group's net loss for the financial year of RM607,000 (2002: RM7,894,000) by the number of ordinary shares of the Company in issue during the financial year of 348.4 million (2002: 348.4 million).

The fully diluted loss per share is not disclosed in view of the unissued ordinary shares granted to employees pursuant to the Company's ESOS which have no dilutive effect as the exercise price is above the average market value of the Company's shares. .

14 PROPERTY, PLANT AND EQUIPMENT

GROUP

	Long term leasehold land and buildings RM'000	Short term leasehold land and buildings RM'000	Plant and machinery RM'000	Motor vehicles RM'000	Office equipment, furniture and fittings RM'000	Construction in progress RM'000	Total RM'000
NET BOOK VALUE AT 1 JULY 2001	5,582	247,912	409,478	12,792	14,620	34,211	724,595
Additions	-	2,217	2,416	954	4,429	35,262	45,278
Reclassification	-	2,838	43,749	(59)	636	(47,164)	-
Disposals/written off/written down	-	(1,981)	(12,825)	(1,019)	(603)	-	(16,428)
Depreciation charge	(155)	(9,545)	(46,096)	(2,862)	(3,107)	-	(61,765)
NET BOOK VALUE AT 30 JUNE 2002	5,427	241,441	396,722	9,806	15,975	22,309	691,680
Acquisition of a subsidiary company	-	**6,117**	**12,640**	**539**	**169**	**5,468**	**24,933**
Additions	-	**1,496**	**4,033**	**1,891**	**893**	**54,117**	**62,430**
Reclassification	-	**4,070**	**22,179**	**467**	**2,142**	**(28,858)**	-
Disposals/written off/written down	-	**(672)**	**(8,345)**	**(458)**	**(702)**	**(516)**	**(10,693)**
Depreciation charge	**(155)**	**(9,970)**	**(52,226)**	**(2,193)**	**(4,390)**	-	**(68,934)**
NET BOOK VALUE AT 30 JUNE 2003	**5,272**	**242,482**	**375,003**	**10,052**	**14,087**	**52,520**	**699,416**
At 30 June 2003							
Cost	**6,823**	**313,176**	**662,190**	**21,143**	**28,460**	**52,520**	**1,084,312**
Accumulated depreciation	**(1,551)**	**(70,694)**	**(287,187)**	**(11,091)**	**(14,373)**	-	**(384,896)**
Net book value	**5,272**	**242,482**	**375,003**	**10,052**	**14,087**	**52,520**	**699,416**
At 30 June 2002							
Cost	6,823	299,680	634,688	19,024	30,458	22,309	1,012,982
Accumulated depreciation	(1,396)	(58,239)	(237,966)	(9,218)	(14,483)	-	(321,302)
Net book value	5,427	241,441	396,722	9,806	15,975	22,309	691,680

(a) The titles to certain short term leasehold land have not been transferred to the subsidiary companies as at 30 June 2003.

(b) Properties, plant and equipment of certain subsidiaries amounting to RM70.5 million (2002: RM83.1 million) have been charged as security for term loan facilities obtained by the Group (Notes 26 and 29).

15 INVESTMENT PROPERTIES

	GROUP	
	2003	**2002**
	RM'000	**RM'000**
Land and buildings, at valuation:		
At 1 July	**369,991**	441,291
Provision for impairment losses:		
- freehold (Note 6)	**(5,089)**	(50,900)
- long term leasehold	**-**	(20,400)
	364,902	369,991
Disposals (Note 6)	**(218,389)**	-
At 30 June	**146,513**	369,991
Comprising:		
- freehold	**-**	223,478
- long term leasehold	**146,513**	146,513
Total	**146,513**	369,991

The investment properties consist of commercial shopping complexes. The investment properties were revalued in 1999 by the Directors based on valuations carried out by a firm of professional valuers using the open market value basis. The properties have been charged as security for syndicated term loan and overdraft facilities obtained by subsidiary companies (Notes 26 and 29).

The title to the long term leasehold land has not been transferred to the subsidiary company as at 30 June 2003.

The freehold land and buildings, comprising the Subang Parade shopping mall, was disposed of during the financial year (Note 6).

16 INVESTMENTS IN SUBSIDIARY COMPANIES

	COMPANY	
	2003	**2002**
	RM'000	**RM'000**
Unquoted shares, at cost	**111,154**	111,154
Less: Allowance for diminution in value	**(21,054)**	(21,054)
	90,100	90,100

The subsidiary companies are listed in Note 35 to the financial statements.

The above investments in subsidiary companies have been pledged as security for term loan facilities obtained

17 INVESTMENT IN ASSOCIATED COMPANY

	GROUP	
	2003 RM'000	2002 RM'000
Unquoted investment, at cost	**46,624**	46,624
Group's share of post acquisition retained profits	**3,664**	2,702
	50,288	49,326
Group's share of net assets, excluding goodwill	**50,288**	49,326
Goodwill	**-**	-
	50,288	49,326

The details of the associated company are as follows:

Name	Country of incorporation	Principal activities	Group's effective interest 2003	2002
Ningbo Lion Brewery Co Ltd	People's Republic of China	Beer brewing	**44.71%**	44.71%

18 OTHER INVESTMENTS

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Unquoted bonds issued by:				
- ultimate holding company	**21,991**	-	**21,991**	-
- former ultimate holding company	**14,262**	-	**14,262**	-
	36,253	-	**36,253**	-
Accrued interest	**2,945**	-	**2,945**	-
	39,198	-	**39,198**	-
Less: Bonds redeemable within one year (Note 22)	**(6,973)**	-	**(6,973)**	-
	32,225	-	**32,225**	-

The unquoted bonds issued by the ultimate holding company and former ultimate holding company bear a yield to maturity of 5.75% and 4.75% per annum respectively.

The carrying values at the balance sheet date of these investments approximated their fair values.

19 INTANGIBLE ASSETS

	GROUP	
	2003	**2002**
	RM'000	**RM'000**
Goodwill on consolidation	**5,848**	5,848
Accumulated amortisation	**(1,479)**	(1,214)
	4,369	4,634
Pre-production expenditure	**18,421**	18,421
Proprietary technology and patents	**50,302**	49,961
Accumulated amortisation	**(35,867)**	(31,500)
	32,856	36,882
Total	**37,225**	41,516

20 LONG TERM RECEIVABLE

The long term receivable comprises of sale proceeds receivable from the disposal of the Subang Parade shopping mall during the financial year (Note 6) and is analysed as follows:

	GROUP	
	2003	**2002**
	RM'000	**RM'000**
Total proceeds receivable	**201,070**	-
Less: Amount receivable within 12 months (Note 23)	**(158,800)**	-
Amount receivable after 12 months	**42,270**	-

The current portion of the sale proceeds receivable of RM158,800,000 was collected subsequent to the financial year end in August 2003.

The long term portion of the sale proceeds receivable of RM42,270,000 should be paid by the purchaser within 11 months of the extended completion date as prescribed under the Sale and Purchase Agreement, the extended completion date being 18 August 2003.

The carrying value at the balance sheet date of the long term receivable approximated the fair value.

21 INVENTORIES

	GROUP	
	2003	2002
	RM'000	RM'000
At cost:		
Industrial land	**13,193**	13,404
Raw materials	**80,826**	71,941
Work-in-progress	**19,057**	15,933
Finished goods	**7,813**	4,965
Consumable stores	**7,220**	7,679
At net realisable value:		
Consumable stores	**6,383**	3,298
Total	**134,492**	117,220

The cost of inventories carried at net realisable value at end of the financial year is as follows:

	GROUP	
	2003	2002
	RM'000	RM'000
Consumable stores	**10,463**	7,858

Certain industrial land lots of a subsidiary company amounting to RM7.8 million (2002: RM7.9 million) have been charged as security for term loan facilities obtained by the Group (Note 29). The title to the industrial land has not been transferred to the subsidiary company as at 30 June 2003.

22 OTHER INVESTMENTS

	GROUP		COMPANY	
	2003	2002	2003	2002
	RM'000	RM'000	RM'000	RM'000
Shares quoted in Malaysia, at cost	**2,549**	-	**2,549**	-
Less: Allowance for diminution in value of investments	**(1,802)**	-	**(1,802)**	-
	747	-	**747**	-
Unquoted bonds - portion redeemable within 1 year (Note 18)	**6,973**	-	**6,973**	-
	7,720	-	**7,720**	-
Market value of quoted shares	**747**	-	**747**	-

The carrying values at the balance sheet date of these investments approximated their fair values.

23 RECEIVABLES

	GROUP		COMPANY	
	2003	**2002**	**2003**	**2002**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Trade receivables	**56,346**	51,353	**-**	-
Less: Allowance for doubtful debts	**(11,524)**	(11,009)	**-**	-
	44,822	40,344	**-**	-
Amounts owing by subsidiary companies	**-**	-	**542,817**	523,385
Less: Allowance for doubtful debts	**-**	-	**(72,911)**	(57,143)
	-	-	**469,906**	466,242
Amounts owing by related companies	**55**	97,698	**-**	95,296
Less: Allowance for doubtful debts	**-**	(7,000)	**-**	(7,000)
	55	90,698	**-**	88,296
Amounts owing by associated company	**1,829**	5,198	**-**	-
Other receivables, deposits and prepayments	**91,972**	87,782	**2,178**	4,921
Less: Allowance for doubtful debts	**(2,263)**	(2,263)	**-**	-
	89,709	85,519	**2,178**	4,921
Sale proceeds receivable from disposal of Subang Parade shopping mall (Note 20)	**158,800**	-	**-**	-
Tax recoverable	**4,043**	5,402	**1,095**	1,095
Total	**299,258**	227,161	**473,179**	560,554

The receivables of the Group and of the Company amounting to RM4.8 million (2002: RM12.1 million) and RM3.3 million (2002: RM6.0 million) respectively have been pledged as security, by way of floating charge, for term loan facilities obtained by the Group (Note 29).

The amounts owing by subsidiary companies are unsecured, have no fixed terms of repayment and interest is charged at the rate of 1.0% (2002: 0.1% to 5.5%) per annum.

The amount owing by associated company and other receivables are unsecured, interest free and have no fixed terms of repayment.

The amounts owing by related companies are unsecured, have no fixed terms of repayment and interest is charged at the rate of 8.0% (2002: 8.0% to 9.0%) per annum.

23 RECEIVABLES (Continued)

The currency exposure profile of financial assets within receivables is as follows:

	CURRENCY EXPOSURE			
	Ringgit Malaysia RM'000	Chinese Renminbi RM'000	Others RM'000	Total RM'000
Functional currency				
At 30 June 2003				
Group				
Ringgit Malaysia	190,652	-	-	190,652
Chinese Renminbi	-	108,388	-	108,388
Others	-	-	218	218
	190,652	108,388	218	299,258
Company				
Ringgit Malaysia	467,076	1,000	5,103	473,179

The normal credit terms of trade receivables extended by the Group ranged from cash to 30 days.

The Group has no significant concentration of credit risks that may arise from exposures to a single debtor or to groups of debtors.

24 DEPOSITS, CASH AND BANK BALANCES

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Deposits with licensed banks	32,101	13,434	1,474	1,174
Deposits with licensed finance companies	4,326	7,812	-	-
Cash and bank balances:				
- Malaysia	1,795	1,873	560	586
- Overseas	85,178	72,123	-	-
Total	123,400	95,242	2,034	1,760

Included in overseas cash and bank balances are cash and bank balances of the subsidiary companies in the People's Republic of China which are subject to the exchange control restrictions of that country. The cash and bank balances are available for use by the subsidiary companies in the country and the exchange control restrictions will only apply if the monies are to be remitted to another country outside the People's Republic of China.

Included in deposits with licensed banks of the Group and of the Company are deposits amounting to RM2.0 million (2002: RM4.4 million) and RM0.89 million (2002: RM0.25 million) respectively, which have been earmarked for the purposes of loan repayment.

24 DEPOSITS, CASH AND BANK BALANCES (Continued)

The currency exposure profile of financial assets within deposits, cash and bank balances is as follows:

	CURRENCY EXPOSURE			
	Ringgit Malaysia RM'000	Chinese Renminbi RM'000	Others RM'000	Total RM'000
Functional currency				
At 30 June 2003				
Group				
Ringgit Malaysia	**38,222**	**-**	**-**	**38,222**
Chinese Renminbi	**-**	**83,570**	**1,583**	**85,153**
Others	**-**	**-**	**25**	**25**
	38,222	**83,570**	**1,608**	**123,400**
Company				
Ringgit Malaysia	**2,034**	**-**	**-**	**2,034**

The weighted average interest rates of deposits that were effective as at balance sheet date were as follows:

	GROUP 2003 %	COMPANY 2003 %
Deposits with licensed banks	**3.1**	**3.1**
Deposits with licensed finance companies	**2.3**	**-**

Deposits of the Group and Company have an average maturity of 30 days. Bank balances are deposits held at call with licensed banks.

25 PAYABLES

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Trade payables	**73,663**	65,991	**-**	-
Other payables and accruals	**367,116**	310,018	**10,102**	2,197
Amount owing to holding company	**-**	35,655	**-**	35,655
Amounts owing to subsidiary companies	**-**	-	**16,453**	13,082
Amounts owing to related companies	**175**	18,118	**160**	14,795
Total	**440,954**	429,782	**26,715**	65,729

25 PAYABLES (Continued)

Included in other payables and accruals are taxes payable (other than corporate tax) of the subsidiary companies in the People's Republic of China amounting to RM125.7 million (2002: RM119.7 million).

The amounts owing to holding company and related companies are unsecured, have no fixed terms of repayment and interest free (2002: interest charged at 8.0% to 9.5% per annum).

The amounts owing to subsidiary companies are unsecured, have no fixed terms of repayment and interest is charged on certain amounts owing to subsidiary companies at 1.0% (2002: 9.5%) per annum.

The normal credit terms of trade and other payables granted to the Group ranged from cash to 60 days.

The currency exposure profile of financial liabilities within payables is as follows:

	CURRENCY EXPOSURE			
	Ringgit Malaysia RM'000	Chinese Renminbi RM'000	Others RM'000	Total RM'000
Functional currency				
At 30 June 2003				
Group				
Ringgit Malaysia	34,316	-	-	34,316
Chinese Renminbi	-	406,546	-	406,546
Others	-	-	92	92
	34,316	406,546	92	440,954
Company				
Ringgit Malaysia	26,715	-	-	26,715

26 SHORT TERM BORROWINGS (INTEREST BEARING)

	GROUP 2003 RM'000	GROUP 2002 RM'000	COMPANY 2003 RM'000	COMPANY 2002 RM'000
Secured:				
Bank overdrafts	**17,206**	17,144	**-**	-
Short term loans	**20,227**	26,995	**-**	-
Term loans - portion repayable within one year (Note 29)	**196,209**	58,551	**106,187**	29,946
Unsecured:				
Bankers' acceptances	**3,570**	11,115	**-**	-
Short term loans	**29,435**	34,463	**-**	-
Term loans - portion repayable within one year (Note 29)	**7,766**	-	**-**	-
Total	**274,413**	148,268	**106,187**	29,946

Contractual terms of short term borrowings

	Contractual interest rate at balance sheet date (per annum)	Functional currency	Currency exposure	Maturity profile ≤1 year RM'000
At 30 June 2003				
Group				
Secured:				
Bank overdrafts	BLR + 1.25%	RM	RM	**17,206**
Short term loans	6%	Rmb	Rmb	**20,227**
Term loans - current	9%	RM	RM	**159,631**
Term loans - current	SIBOR + 1.75%	RM	USD	**36,578**
Unsecured:				
Bankers' acceptances	4%	Rmb	Rmb	**3,570**
Short term loans	6%	Rmb	Rmb	**29,435**
Term loans - current	5%	Rmb	Rmb	**7,766**
				274,413
Company				
Secured:				
Term loans - current	9%	RM	RM	**106,187**

The short term borrowings are secured against certain land and buildings (Note 14) and investment properties (Note 15) of the Group.

The interest charged on the short term borrowings ranged from 3.1% to 10.0% (2002: 3.7% to 9.5%) per annum during the financial year.

29 TERM LOANS (INTEREST BEARING) (Continued)

Contractual terms of term loans

	Contractual interest rate at balance sheet date (per annum)	Functional currency	Currency exposure	Maturity profile 1-5 year RM'000	Maturity profile >5 year RM'000	Total carrying amount RM'000
At 30 June 2003						
Group						
Term loans - non current						
- secured	SIBOR + 1.75%	RM	USD	**47,318**	-	**47,318**
- secured	5%	Rmb	Rmb	**19,182**	-	**19,182**
- unsecured	5%	Rmb	Rmb	**24,404**	**5,509**	**29,913**
				90,904	**5,509**	**96,413**

Pursuant to the debt restructuring agreements entered into between the Company, its affected subsidiary companies and lenders in December 2000, certain bank borrowings and facilities of the Group have been restructured. As a result, the term loans of the Company are secured by way of:

(a) fixed and floating charge over the Company's and certain of its subsidiary companies' present and future assets;

(b) debenture comprising first fixed charge over a subsidiary company's leasehold properties;

(c) charge over the investment properties of subsidiary companies; and

(d) undertaking from certain subsidiary companies to upstream and pay all dividends received from the beverage division, after settlement of their bank borrowings, to the Company.

The facility also contain covenants which require the Company to limit the bank borrowings to a predetermined ratio of shareholders' funds.

Syndicated term loans and overdraft facilities obtained by subsidiary companies are secured by way of:

(a) first party first fixed charge over the investment properties of the subsidiary companies;

(b) assignment over the rental proceeds from the investment properties of the subsidiary companies; and

(c) debenture comprising first fixed and floating charge over a subsidiary company's present and future assets.

The secured long term loans of the other subsidiary companies are secured against certain land and buildings (Note 14) of the Group. Interest charged on the secured term loans ranged from 3.1% to 9.3% (2002: 3.7% to 9.3%) per annum during the financial year.

Interest charged on the unsecured term loans ranged from 3.0% to 10.0% (2002: 5.9% to 10.0%) per annum during the financial year.

Estimated fair values

The carrying values at the balance sheet date of these term loans approximated their fair values.

26 SHORT TERM BORROWINGS (INTEREST BEARING)

	GROUP 2003 RM'000	GROUP 2002 RM'000	COMPANY 2003 RM'000	COMPANY 2002 RM'000
Secured:				
Bank overdrafts	**17,206**	17,144	-	-
Short term loans	**20,227**	26,995	-	-
Term loans - portion repayable within one year (Note 29)	**196,209**	58,551	**106,187**	29,946
Unsecured:				
Bankers' acceptances	**3,570**	11,115	-	-
Short term loans	**29,435**	34,463	-	-
Term loans - portion repayable within one year (Note 29)	**7,766**	-	-	-
Total	**274,413**	148,268	**106,187**	29,946

Contractual terms of short term borrowings

	Contractual interest rate at balance sheet date (per annum)	Functional currency	Currency exposure	Maturity profile <1 year RM'000
At 30 June 2003				
Group				
Secured:				
Bank overdrafts	BLR + 1.25%	RM	RM	**17,206**
Short term loans	6%	Rmb	Rmb	**20,227**
Term loans - current	9%	RM	RM	**159,631**
Term loans - current	SIBOR + 1.75%	RM	USD	**36,578**
Unsecured:				
Bankers' acceptances	4%	Rmb	Rmb	**3,570**
Short term loans	6%	Rmb	Rmb	**29,435**
Term loans - current	5%	Rmb	Rmb	**7,766**
				274,413
Company				
Secured:				
Term loans - current	9%	RM	RM	**106,187**

The short term borrowings are secured against certain land and buildings (Note 14) and investment properties (Note 15) of the Group.

The interest charged on the short term borrowings ranged from 3.1% to 10.0% (2002: 3.7% to 9.5%) per annum during the financial year.

27 SHARE CAPITAL

	GROUP AND COMPANY	
	2003	**2002**
	RM'000	**RM'000**
Authorised:		
1,000,000,000 ordinary shares of 50 sen each	**500,000**	500,000
Issued and fully-paid:		
348,403,501 ordinary shares of 50 sen each	**174,202**	174,202

The main features of the Company's Employee Share Option Scheme ('ESOS') are as follows:

(a) Eligible employees are those who had been confirmed as executive employees of the Group with not less than twelve months service immediately before the offer;

(b) The options granted may be exercised in full or in any lesser number of ordinary shares provided that the number shall be in multiples of 1,000 shares;

(c) The subscription price for each ordinary share under the ESOS shall be the higher of a price to be determined by the Board upon the recommendation of the ESOS Committee which is at a discount of not more than 10% on the weighted average market price of the shares for the five (5) market days immediately preceding the date of offer or the par value of the shares;

(d) The options granted may be exercised at any time during the period commencing on the date of offer of the option and expiring on the date of expiry of the ESOS or such shorter period as may be specifically stated in the offer; and

(e) The maximum number of new shares in the Company which may be issued and allotted pursuant to the exercise of options granted under the ESOS shall not exceed 10% of the issued and paid-up share capital of the Company at any point of time during the existence of the ESOS.

The persons to whom the options have been granted have no right to participate, by virtue of the options, in any share issue of any other company.

The movements during the financial year in the number of options over the shares of the Company pursuant to the ESOS are as follows:

	GROUP AND COMPANY	
	2003	**2002**
	'000	**'000**
At beginning of financial year	**371**	392
Granted	**-**	-
Exercised	**-**	-
Lapsed	**(24)**	(21)
At end of financial year	**347**	371

As at 30 June 2003, there were 347,000 unissued ordinary shares under options granted pursuant to the ESOS at an exercise price of RM0.65 each.

28 RESERVES

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Non-distributable:				
Share premium	**330,603**	330,603	**330,603**	330,603
Exchange fluctuation reserves	**127,982**	129,263	-	-
Revaluation reserves	**241**	31,239	-	-
Capital reserves	**19,006**	18,065	-	-
	477,832	509,170	**330,603**	330,603
Accumulated losses	**(146,491)**	(170,727)	**(34,368)**	(34,622)
Total	**331,341**	338,443	**296,235**	295,981

The capital reserves are maintained by the Group's subsidiary companies in the People's Republic of China in accordance with the accounting regulations in that country and are not available for payment of dividend.

29 TERM LOANS (INTEREST BEARING)

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Secured:				
Term loans	**262,709**	295,489	**106,187**	116,336
Less: portion repayable within one year (Note 26)	**(196,209)**	(58,551)	**(106,187)**	(29,946)
	66,500	236,938	-	86,390
Unsecured:				
Term loans	**37,679**	6,812	-	-
Less: portion repayable within one year (Note 26)	**(7,766)**	-	-	-
	29,913	6,812	-	-
Total	**96,413**	243,750	-	86,390

29 TERM LOANS (INTEREST BEARING) (Continued)

Contractual terms of term loans

	Contractual interest rate at balance sheet date (per annum)	Functional currency	Currency exposure	Maturity profile 1-5 year RM'000	>5 year RM'000	Total carrying amount RM'000
At 30 June 2003						
Group						
Term loans - non current						
- secured	SIBOR + 1.75%	RM	USD	**47,318**	-	**47,318**
- secured	5%	Rmb	Rmb	**19,182**	-	**19,182**
- unsecured	5%	Rmb	Rmb	**24,404**	5,509	**29,913**
				90,904	5,509	**96,413**

Pursuant to the debt restructuring agreements entered into between the Company, its affected subsidiary companies and lenders in December 2000, certain bank borrowings and facilities of the Group have been restructured. As a result, the term loans of the Company are secured by way of:

(a) fixed and floating charge over the Company's and certain of its subsidiary companies' present and future assets;

(b) debenture comprising first fixed charge over a subsidiary company's leasehold properties;

(c) charge over the investment properties of subsidiary companies; and

(d) undertaking from certain subsidiary companies to upstream and pay all dividends received from the beverage division, after settlement of their bank borrowings, to the Company.

The facility also contain covenants which require the Company to limit the bank borrowings to a predetermined ratio of shareholders' funds.

Syndicated term loans and overdraft facilities obtained by subsidiary companies are secured by way of:

(a) first party first fixed charge over the investment properties of the subsidiary companies;

(b) assignment over the rental proceeds from the investment properties of the subsidiary companies; and

(c) debenture comprising first fixed and floating charge over a subsidiary company's present and future assets.

The secured long term loans of the other subsidiary companies are secured against certain land and buildings (Note 14) of the Group. Interest charged on the secured term loans ranged from 3.1% to 9.3% (2002: 3.7% to 9.3%) per annum during the financial year.

Interest charged on the unsecured term loans ranged from 3.0% to 10.0% (2002: 5.9% to 10.0%) per annum during the financial year.

Estimated fair values

The carrying values at the balance sheet date of these term loans approximated their fair values.

30 DEFERRED TAXATION

	GROUP	
	2003	**2002**
	RM'000	**RM'000**
At beginning of financial year	**12,692**	2,692
Reclassified as current	**(12,692)**	-
Charged to revaluation reserves	**-**	10,000
At end of financial year	**-**	12,692

In the previous financial year, the deferred tax liability provided for in the financial statements represents the amount charged to revaluation reserves for investment property held for sale. The deferred tax liability has been reclassified as current tax liability upon the deemed disposal of the investment property during the financial year.

31 DIVIDEND

	GROUP AND COMPANY			
	2003		**2002**	
	Gross dividend per share Sen	**Amount of dividend, net of tax RM'000**	**Gross dividend per share Sen**	**Amount of dividend, net of tax RM'000**
Proposed first and final dividend	**0.05**	**125**	0.05	125

At the forthcoming Annual General Meeting, a first and final gross dividend in respect of the financial year ended 30 June 2003 of 0.05 sen (2002: 0.05 sen) per share, less income tax of 28%, amounting to RM125,425 (2002: RM125,425) will be proposed for shareholders' approval. These financial statements do not reflect this final dividend which will be accrued as a liability in the financial year ending 30 June 2004 when approved by shareholders.

32 HOLDING AND ULTIMATE HOLDING COMPANY

Amsteel Corporation Berhad, a quoted company incorporated in Malaysia, ceased being the ultimate holding company during the financial year. As at the end of the financial year, the Directors regard Lion Industries Corporation Berhad (formerly known as Lion Land Berhad), a quoted company incorporated in Malaysia, as the holding and ultimate holding company.

33 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

In addition to related party disclosures mentioned elsewhere in the financial statements, set out below are other significant related party transactions. The transactions were carried out on terms and conditions no more favourable to the related party than those extended to unrelated parties unless otherwise stated.

(a) Transactions with group related companies and related parties:

	Nature	GROUP 2003 RM'000	GROUP 2002 RM'000
Former ultimate holding company			
Amsteel Corporation Berhad*	Interest expense	-	1,796
Related companies			
Parkson Corporation Sdn Bhd*	Rental income	**6,579**	6,306
Ayer Keroh Resort Sdn Bhd*	Interest income	-	4,471
Lion Klang Parade Bhd	Interest income	**32**	1,074
Lion Ipoh Parade Sdn Bhd*	Interest income	-	1,265
JOPP Builders Sdn Bhd	Interest income	-	1,055
Amsteel Capital Holdings Sdn Bhd*	Interest expense	-	820
Related party			
Hubei Jinlongquan (Group) Co Ltd group	Purchase of raw materials and consumables	**47,397**	31,318

Related companies in 2003 refer to members of the Lion Industries Corporation Berhad (formerly known as Lion Land Berhad) group of companies. Related companies in 2002 refer to members of the Amsteel Corporation Berhad group of companies which became related parties subsequent to the implementation of the Group Wide Restructuring Scheme (Note 38(a)) in March 2003 (indicated by *).

Hubei Jinlongquan (Group) Co Ltd is a corporate shareholder which holds a 40% equity stake in certain subsidiary companies of the Group, namely Hubei Jinlongquan Brewery Co Ltd and Hubei Lion Brewery Co Ltd.

Balances with holding and related companies as at the end of the financial year are disclosed in Notes 23 and 25 to the financial statements.

33 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

(b) Transactions with Directors of the Company:

The details of the remuneration of the Directors of the Company are as follows:

	GROUP		COMPANY	
	2003	**2002**	**2003**	**2002**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Directors' fees				
Executive Director:				
Heah Sieu Lay	**25**	18	**25**	18
Non-Executive Directors:				
Tan Sri William H. J. Cheng	**15**	15	**15**	15
Dato' Ismail bin Said	**28**	20	**28**	20
Cheng Yong Kwang	**10**	10	**10**	10
Dato Murad Mohamed Hashim	**10**	10	**10**	10
George Leong Chee Fook	**25**	18	**25**	18
	88	73	**88**	73
Salary and other emoluments				
Executive Director:				
Heah Sieu Lay	**1,037**	-	**-**	-
Total	**1,150**	91	**113**	91

34 CONTINGENT LIABILITIES - UNSECURED

Contingent liabilities of the Company in respect of guarantees given to financial institutions for credit facilities granted to a subsidiary company amounted to RM83.9 million (2002: RM92.7 million).

35 LIST OF SUBSIDIARY COMPANIES

Name	Country of incorporation	Principal activities	Equity interest 2003	Equity interest 2002
Subsidiary companies				
LDH Manufacturing Sdn Bhd (formerly known as Chocolate Products Manufacturing Sdn Bhd)	Malaysia	Ceased operations	**100%**	100%
LDH Trading Sdn Bhd (formerly known as Chocolate Products Trading Sdn Bhd)	Malaysia	Ceased operations	**100%**	100%
Lion Mahkota Parade Sdn Bhd	Malaysia	Property management and operation of foodcourt	**99.99%**	99.99%
Megavest Sdn Bhd	Malaysia	Property and housing development	**100%**	100%
Lion Subang Parade Sdn Bhd	Malaysia	Property management	**100%**	100%
Urban Resources Sdn Bhd	Malaysia	Property development	**100%**	100%
LDH (S) Pte Ltd (formerly known as Chocolate Products (S) Pte Ltd) *	Singapore	Investment holding	**100%**	100%
CPB Far East Limited *	Hong Kong	Dormant	**100%**	100%
CP Properties Sdn Bhd	Malaysia	Dormant	**100%**	100%
Force Ten Sdn Bhd	Malaysia	Dormant	**100%**	100%
Graimpi Sdn Bhd	Malaysia	Investment holding	**100%**	100%
Le Chocolatier Boutique (M) Sdn Bhd	Malaysia	Dormant	**100%**	100%
LDH Investment Pte Ltd (formerly known as Chocolate Investment Pte Ltd) *	Singapore	Investment holding	**60%**	60%
Subsidiaries of Lion Subang Parade Sdn Bhd				
LDH Management Sdn Bhd (formerly known as Chocolate Products Management Sdn Bhd)	Malaysia	Investment holding and operation of foodcourt	**100%**	100%
Bingkisan Jaya Sdn Bhd *	Malaysia	Dormant	**100%**	100%

35 LIST OF SUBSIDIARY COMPANIES (Continued)

Name	Country of incorporation	Principal activities	Equity interest 2003	2002
Subsidiaries of Lion Subang Parade Sdn Bhd (Continued)				
Hypervest Sdn Bhd *	Malaysia	Dormant	**100%**	100%
Indobaru Sdn Bhd *	Malaysia	Dormant	**100%**	100%
Jatitrade Sdn Bhd *	Malaysia	Dormant	**100%**	100%
Pattervest Sdn Bhd *	Malaysia	Dormant	**100%**	100%
Subsidiaries of LDH Management Sdn Bhd				
Consitrade (M) Sdn Bhd	Malaysia	Investment holding	**100%**	100%
Grand Tours & Travel Service Sdn Bhd	Malaysia	Dormant	**100%**	100%
Subsidiaries of Consitrade (M) Sdn Bhd				
Zhu Zhou DEbier Brewery Co Ltd	People's Republic of China	Beer brewing and mineral water bottling	**68.5%**	68.5%
Hubei Lion Brewery Co Ltd	People's Republic of China	Beer brewing	**60%**	60%
Hubei Jinlongquan Brewery Co Ltd	People's Republic of China	Beer brewing	**60%**	60%
Shandong DEbier Brewery Co Ltd	People's Republic of China	Beer brewing	**60%**	60%
Hunan DEbier Brewery Co Ltd	People's Republic of China	Beer brewing	**55%**	55%
Jiangsu DEbier Brewery Co Ltd	People's Republic of China	Beer brewing	**55%**	55%
Shanghai DEbier Management Consulting Co Ltd *	People's Republic of China	Management consulting services	**100%**	100%
Pingyang Lion Beer Co Ltd	People's Republic of China	Beer brewing	-	55%

35 LIST OF SUBSIDIARY COMPANIES (Continued)

Name	Country of incorporation	Principal activities	Equity interest 2003	Equity interest 2002
Subsidiaries of LDH Manufacturing Sdn Bhd				
CPB Enterprise Sdn Bhd	Malaysia	Ceased operations	**100%**	100%
CPB Investment AG *	Switzerland	Investment holding	**100%**	100%
Subsidiary of CPB Enterprise Sdn Bhd				
United Brands Trading Sdn Bhd	Malaysia	Dormant	**100%**	100%
Subsidiary of LDH Investment Pte Ltd				
Beijing CPB Foodstuff Co Ltd (formerly known as Beijing Vochelle Foodstuff Co Ltd) *	People's Republic of China	Ceased operations	**70%**	70%
Subsidiary of Graimpi Sdn Bhd				
DEbier Sdn Bhd	Malaysia	Investment holding	**100%**	100%
Subsidiaries of DEbier Sdn Bhd				
Lion Brewing Group Co Ltd	People's Republic of China	Beer brewing	**55%**	55%
Pavlova Investment Pte Ltd *	Singapore	Investment holding	**100%**	100%
Gemmo Pte Ltd *	Singapore	Investment holding	**100%**	100%
Subsidiaries of Lion Brewing Group Co Ltd				
Wenzhou Double Deer Beer Marketing Co Ltd	People's Republic of China	Sale and marketing of beer and other beverages	**75%** **25%#**	75% 25%#
Zhejiang YanDangShan Lion Brewery Co Ltd	People's Republic of China	Beer brewing	**90%** **10%#**	90% 10%#
Wenzhou Lion Brewery R&D Co Ltd (formerly known as Wenzhou Double Deer Brewery Research Institute Co Ltd)	People's Republic of China	Provision of technical assistance and undertaking research and development works	**90%** **10%#**	90% 10%#
Pingyang Lion Beer Co Ltd +	People's Republic of China	Beer brewing	**54.6%** **25%@**	- -

35 LIST OF SUBSIDIARY COMPANIES (Continued)

Name	Country of incorporation	Principal activities	Equity interest 2003	Equity interest 2002
Subsidiaries of Lion Brewing Group Co Ltd (Continued)				
Jinhua Lion Brewery Co Ltd ^^	People's Republic of China	Production and marketing of beer and non-alcoholic drinks	**54.6%** **25%@**	- -
Wenzhou Double Deer Corporate Management and Consulting Co Ltd (Deregistered on 24 June 2003)	People's Republic of China	Provision of consulting services	- -	90% 10%#
Wenzhou Double Deer Material Sourcing Co Ltd (Deregistered on 26 June 2003)	People's Republic of China	Sourcing of raw materials for beer brewing, machinery and parts	- -	90% 10%#
Subsidiary of Gemmo Pte Ltd				
Gesto Pte Ltd *	Singapore	Dormant	**100%**	100%
Subsidiary of Hubei Jinlongquan Brewery Co Ltd				
Jinlongquan Brewery (Xiaogan) Co Ltd	People's Republic of China	Manufacture and sale of beer and non-alcoholic drinks	**55.56%**	55.56%

* Not audited by PricewaterhouseCoopers, Malaysia.

\# Holding in equity by Pingyang Lion Beer Co Ltd, a subsidiary company in which the Group has a 79.6% (2002 : 55%) equity interest.

@ Holding in equity by Consitrade (M) Sdn Bhd, a wholly-owned subsidiary of the Group.

\+ Refer to Note 38(b) to the financial statements for details of the Group's acquisitions during the financial year.

^^ Refer to Note 38(c) to the financial statements for details of the Group's acquisitions during the financial year.

36 SEGMENTAL INFORMATION - GROUP

(a) Primary reporting - business segments

The Group is organised on a worldwide basis into three business segments:

- Beverage - manufacture and sale of beer and non-alcoholic drinks
- Property - property management
- Investment holding

	Beverage RM'000	Property RM'000	Investment holding RM'000	Total RM'000
2003				
REVENUE				
Total revenue	563,450	53,456	-	616,906
Inter-segment revenue	-	-	-	-
External revenue	563,450	53,456	-	616,906
RESULTS				
Segment results	20,147	33,335	(1,356)	52,126
Unallocated expenses/income				-
Profit from operations				52,126
Finance costs				(26,319)
Share of results of associated company	1,566	-	-	1,566
Profit before taxation				27,373
Income tax expense				(20,335)
Profit after taxation				7,038
Minority interests				(7,645)
Net loss for the financial year				(607)
Assets				
Segment assets	1,091,056	385,111	42,309	1,518,476
Investment in associated company	50,288	-	-	50,288
Unallocated assets				4,043
Total assets				1,572,807
Liabilities				
Segment liabilities	502,738	186,294	122,748	811,780
Unallocated liabilities				31,570
Total liabilities				843,350

36 SEGMENTAL INFORMATION - GROUP (Continued)

(a) Primary reporting - business segments (Continued)

	Beverage RM'000	Property RM'000	Investment holding RM'000	Total RM'000
2003				
Other information				
Capital expenditure	**62,357**	**275**	**-**	**62,632**
Depreciation	**68,272**	**662**	**-**	**68,934**
Amortisation of goodwill	**265**	**-**	**-**	**265**
Amortisation of proprietary technology and patents	**4,367**	**-**	**-**	**4,367**
Non-cash expenses (other than depreciation and amortisation)				
- Property, plant and equipment written off/written down	**3,555**	**3**	**-**	**3,558**
- Allowance for doubtful debts	**437**	**78**	**232**	**747**
- Allowance for obsolete inventories	**334**	**-**	**-**	**334**
2002				
REVENUE				
Total revenue	565,597	49,434	-	615,031
Inter-segment revenue	-	-	-	-
External revenue	565,597	49,454	-	615,031
RESULTS				
Segment results	4,510	29,334	1,724	35,568
Unallocated expenses/income				-
Profit from operations				35,368
Finance costs				(31,632)
Share of results of associated company	2,517	-	-	2,517
Profit before taxation				6,453
Income tax expense				(16,877)
Loss after taxation				(10,424)
Minority interests				2,530
Net loss for the financial year				(7,894)

36 SEGMENTAL INFORMATION - GROUP (Continued)

(a) Primary reporting - business segments (Continued)

2002	Beverage RM'000	Property RM'000	Investment holding RM'000	Total RM'000
Assets				
Segment assets	1,038,675	408,400	90,333	1,537,408
Investment in associated company	49,326	-	-	49,326
Unallocated assets				5,402
Total assets				1,592,136
Liabilities				
Segment liabilities	456,973	189,439	175,388	821,800
Unallocated liabilities				34,703
Total liabilities				856,503
Other information				
Capital expenditure	49,346	240	-	49,586
Depreciation	61,064	701	-	61,765
Amortisation of goodwill	386	-	-	386
Amortisation of proprietary technology and patents	4,287	-	-	4,287
Non-cash expenses (other than depreciation and amortisation)				
- Property, plant and equipment written off/written down	5,324	8	-	5,332
- Allowance for doubtful debts	7,741	147	1,000	8,888
- Allowance for obsolete inventories	4,560	-	-	4,560

Segment assets consist primarily of property, plant and equipment, investment properties, other investments, intangible assets, inventories, receivables, deposits, cash and bank balances.

Segment liabilities comprise operating liabilities and exclude taxation.

Capital expenditure comprises additions to property, plant and equipment and intangible assets.

36 SEGMENTAL INFORMATION - GROUP (Continued)

(b) Secondary reporting - geographical segments

The Group's three major business segments are operated in two main geographical areas:

- Malaysia - mainly property management and investment holding
- People's Republic of China - manufacture and sale of beer and non-alcoholic drinks

2003	Malaysia RM'000	People's Republic of China RM'000	Unallocated assets RM'000	Total RM'000
Revenue from external customers	**54,277**	**562,629**	**-**	**616,906**
Total assets	**429,106**	**1,139,658**	**4,043**	**1,572,807**
Capital expenditure	**275**	**62,357**	**-**	**62,632**

2002				
Revenue from external customers	50,421	564,610	-	615,031
Total assets	503,406	1,083,328	5,402	1,592,136
Capital expenditure	240	49,346	-	49,586

37 CAPITAL COMMITMENTS

	GROUP 2003 RM'000	GROUP 2002 RM'000
Approved and contracted for:		
- acquisition of unquoted investments	-	17,150

38 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR

(a) The group wide restructuring scheme undertaken by Amsteel Corporation Berhad ('Amsteel'), Lion Industries Corporation Berhad (formerly known as Lion Land Berhad) ('LICB'), Lion Corporation Berhad and Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad) (collectively the 'Lion Group') ('GWRS') was implemented on 14 March 2003 and consequent thereto the Company and its subsidiary companies became subsidiary companies of LICB.

Upon the implementation of the GWRS, the amounts owing by related companies were settled through the issuance of shares and bonds by LICB and Amsteel to the Company.

(b) On 5 November 2001, Lion Brewing Group Co Ltd ('Lion Brewing'), a 55% owned subsidiary of DEbier Sdn Bhd ('DEbier') which is in turn a wholly-owned subsidiary of the Company, entered into 2 separate agreements with:

(i) Consitrade (M) Sdn Bhd ('Consitrade'), a wholly-owned subsidiary of the Company, for the acquisition of 30% equity interest in Pingyang Lion Beer Co Ltd ('Pingyang'), a 55% owned subsidiary of Consitrade, for a cash consideration of Rmb11.78 million (equivalent to approximately RM5.41 million); and

(ii) Jinkeda Group Co Ltd ('Jinkeda') in the People's Republic of China for the acquisition of 24.6% equity interest in Pingyang for a cash consideration of Rmb9.66 million (equivalent to approximately RM4.44 million).

The above acquisitions were completed on 18 December 2002.

(c) On 8 July 2002, Lion Brewing and Consitrade entered into agreements with Jinkeda for the acquisition by Lion Brewing of a 54.6% equity interest and Consitrade of a 25% equity interest in Jinhua Lion Brewery Co Ltd ('Jinhua') from Jinkeda for a total cash consideration of RM6.6 million. The acquisition of Jinhua was completd on 30 December 2002.

(d) On 21 October 2002,

(i) Lion Subang Parade Sdn Bhd ('Lion Subang'), a wholly-owned subsidiary of the Company, accepted a letter of offer from Hektar Premier Sdn Bhd (formerly known as Onyee Holdings Sdn Bhd) ('Purchaser') in relation to the proposed disposal of the shopping mall known as Subang Parade and the related freehold land held in the District of Petaling, Selangor, to the Purchaser for a cash consideration of RM223.4 million ('Proposed Disposal of Subang Parade'); and

(ii) Lion Mahkota Parade Sdn Bhd ('Lion Mahkota'), a 99.99% owned subsidiary of the Company, signed a call option agreement with the Purchaser in relation to the proposed disposal of the shopping mall known as Mahkota Parade and the related leasehold land held in the District of Melaka Tengah, Melaka, to the Purchaser for a cash consideration of RM146.5 million ('Proposed Call Option'). The Purchaser released and discharged its rights and obligations in relation to the Proposed Call Option to Hektar Black Sdn Bhd ('Hektar Black') on 1 August 2003 pursuant to a Novation and Assignment Agreement signed between Lion Mahkota, Lion Subang and Hektar Black.

The Proposed Disposal of Subang Parade was deemed completed on 16 June 2003 and the Proposed Call Option in relation to the proposed disposal of Mahkota Parade is pending exercise by Hektar Black.

38 SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (Continued)

(e) In the previous financial year, Consitrade had entered into an agreement for the dilution of its equity interest in Ningbo Lion Brewery Co Ltd ('Ningbo') by 10.29% ('Equity Dilution Interest') from 55% to 44.71% with an option to purchase the Equity Dilution Interest. Consitrade had commenced arbitration proceedings in the People's Republic of China against Zhejiang Zhedong Beer Co Ltd in relation to the buy-back of equity in Ningbo. This matter is pending the announcement of the award from the China International Economic and Trade Arbitration Centre.

39 SUBSEQUENT EVENTS

(a) On 5 September 2003, LDH Management Sdn Bhd ('LDHM'), Graimpi Sdn Bhd ('Graimpi') and Horsinvest Holding Co Ltd ('Horsinvest') had entered into:

(i) a conditional sale and purchase agreement to dispose of the following to Horsinvest for a total cash consideration of USD131,500,000:
- 50% equity interest in the paid-up ordinary shares in DEbier by Graimpi ('Interest in DEbier'); and
- 50% equity interest in the paid-up ordinary shares and 50% interest in the preference shares in Consitrade by LDHM ('Interest in Consitrade');

(ii) a call and put option agreement wherein Graimpi and LDHM further propose to dispose of the remaining Interest in DEbier by Graimpi and the remaining Interest in Consitrade by LDHM to Horsinvest for a total cash consideration of USD131,500,000 and a return component

(collectively referred to as the 'Proposed Disposal and Strategic Partnership').

(b) On 6 September 2003, the Company had entered into several conditional sale and purchase agreements for:

(i) the proposed acquisition by the Company of the Parkson retail group which involves the acquisition of the entire equity interests in a group of six (6) companies incorporated in Singapore, three (3) companies incorporated in Malaysia, and one (1) company incorporated in Hong Kong SAR ('Parkson Retail Group'), which are retail based companies in the People's Republic of China and Malaysia and are held directly or through subsidiary companies of Amsteel Corporation Berhad ('Amsteel'), Lion Asia Investment Pte Ltd ('LAI') and Lion Industries Corporation Berhad ('LICB'), for a total consideration of RM431.82 million and the settlement of the net inter-company balances due by the acquiree companies to the vendors totalling RM67.39 million to be satisfied by a cash consideration of RM399.21 million of which RM249.21 million was in deferred payment and the issuance of RM100 million nominal value of 5-year 2% coupon redeemable convertible unsecured loan stock payable to Amsteel, LAI and LICB ('Proposed Acquisition of Parkson Retail Group');

(ii) the proposed acquisition by the Company of the Likom companies which involves:

a. the acquisition of the entire issued and paid-up capital of Likom Caseworks Sdn Bhd ('LCW'), for a total consideration of RM105.70 million ('Proposed Acquisition of LCW'); and

b. the proposed subscription of 9,998 ordinary shares of RM1.00 each in Diverse Arcadia Sdn Bhd ('DASB') ('DASB Shares'), representing approximately 100% of the equity interest therein at a subscription price of RM9,998 or RM1.00 per share for cash and the assumption of all DASB's obligations to pay to Likom Computer System Sdn Bhd ('LCS') the purchase price amounting to RM25.43 million for the proposed acquisition of LCS's business ('Proposed Subscription of DASB').

39 **SUBSEQUENT EVENTS** (Continued)

(The Proposed Acquisition of LCW and the Proposed Subscription of DASB are collectively referred to as 'Proposed Acquisition of Likom Group')

The Proposed Acquisition of Likom Group at a total consideration of RM131.13 million to be satisfied by the issuance of RM78.82 million nominal value of 5-year 2% coupon irredeemable convertible unsecured loan stock ('ICULS') and 60.82 million (RM52.31 million in value) new ordinary share of RM0.50 each in the Company ('LDHB Shares') at RM0.86 per share;

(iii) the proposed acquisition by LDHM of the development project known as Bandar Mahkota Cheras located off the 10th mile Jalan Cheras in Kuala Lumpur ('Mahkota Cheras Project') for a total consideration of RM156.78 million to be satisfied by a cash payment of RM55 million, 47.12 million (RM40.60 million in value) new LDHB Shares at an issue price of RM0.86 each and RM61.18 milion ICULS ('Proposed Acquisition of Mahkota Cheras'); and

(iv) the proposed acquisition of up to 226.85 million ordinary shares of RM1.00 each in Lion Corporation Berhad ('LCB') ('LCB Shares'), representing approximately 24.68% of the equity interest therein for a cash consideration of up to RM226.85 million or RM1.00 per share ('Proposed Acquisition of LCB Shares').

(c) On 9 September 2003, the Company announced its proposed bonus issue of 278,722,801 LDHB Shares on the basis of four (4) new LDHB Shares for every five (5) existing LDHB Shares held via capitalisation of the share premium account of the Company ('Proposed Bonus Issue') and the proposed capital distribution of RM139,361,400 on the basis of RM0.40 for every one (1) existing LDHB Share held by way of cancellation of the 278,722,801 new LDHB Shares issued pursuant to the Proposed Bonus Issue ('Proposed Capital Distribution').

The Proposed Acquisition of Parkson Retail Group, Proposed Acquisition of Likom Group, Proposed Acquisition of Mahkota Cheras and Proposed Acquisition of LCB Shares are collectively referred to as the Proposed Acquisitions.

The Proposed Disposal and Strategic Partnership, Proposed Acquisitions, Proposed Bonus Issue and Proposed Capital Distribution are subject to the approvals, where applicable, being obtained from:

(i) the Securities Commission;
(ii) the Foreign Investment Committee;
(iii) the Ministry of International Trade and Industry;
(iv) the Controller of Foreign Exchange of Bank Negara Malaysia;
(v) the Controller of Housing appointed under the Housing Developments Act 1989 and the Housing Developments (Control and Licensing) Regulations 1966;
(vi) the Kuala Lumpur Stock Exchange;
(vii) the shareholders of the Company;
(viii) the sanction of the High Court of Malaya for the Proposed Capital Distribution; and
(ix) any other relevant authorities, if required.

(d) Subsequent to the financial year ended 30 June 2003, the issued and paid-up share capital of the Company was increased from RM174,201,750.50 to RM174,310,750.50 by the issue of 218,000 new ordinary shares of RM0.50 each at an issue price of RM0.65 per share for cash pursuant to the Employee Share Option Scheme of the Company.

REPORT OF THE AUDITORS TO THE MEMBERS OF LION DIVERSIFIED HOLDINGS BERHAD

(formerly known as Chocolate Products (Malaysia) Berhad)

We have audited the financial statements set out on pages 262 to 311. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

(i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

(ii) the state of affairs of the Group and of the Company as at 30 June 2003 and of the results and cash flows of the Group and Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

Without qualifying our opinion, we draw attention to Notes 2 and 39 to the financial statements which explain the financial position of the Group and the Company and that the Directors are implementing a scheme involving the rationalisation of the Group structure and principal activities.

The names of the subsidiaries of which we have not acted as auditors are indicated in Note 35 to the financial statements. We have considered the financial statements of these subsidiaries and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any material qualification and did not include any comment made under subsection (3) of Section 174 of the Act.

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

ERIC OOI LIP AUN
(No. 1517/06/04 (J))
Partner of the firm

Kuala Lumpur
16 October 2003

INFORMATION ON LCB

1. HISTORY AND BUSINESS

LCB was incorporated in Malaysia on 27 September 1972 as Lion (Teck Chiang) Sdn Bhd under the Act. It changed its name to Lion Corporation Sdn Bhd on 18 May 1981. It was converted into a public company and adopted its current name on 30 May 1981. LCB was listed on the Main Board of MSEB on 17 March 1982.

LCB is an investment holding company whose subsidiaries are involved in manufacture and marketing of steel products such as hot-rolled coils ("HRC"), bands, plates and sheets, manufacturing, distribution and trading of office equipment and related steel products, share registration and secretarial services, as well as the assembly, sale and distribution of commercial vehicles.

LCB's core manufacturing activities is carried out by Megasteel. Megasteel was incorporated in Malaysia on 18 April 1989 as Megasteel Industries Sdn Bhd ("MISB") under the Act. It adopted its current name on 19 September 1994. MISB was awarded a manufacturing license by the MITI on 6 May 1996 to manufacture flat steel products. On 12 August 1997, a manufacturing licence was re-issued to Megasteel to replace that previously issued to MISB. Megasteel owns and operates a flat steel products mill, which is located in Banting, Selangor. The plant commenced trial production in March 1999. With an annual rated production capacity of 2 million MT, Megasteel is currently the only manufacturer of integrated hot-rolled flat steel products in the country.

1.1 Principal Products and Markets

Megasteel manufactures HRC, which is one of the key raw material used in higher value-added manufacturing, engineering, industrial and construction-related applications. The HRC produced by Megasteel are available in grades ranging from a thickness of 1.2 mm to 21.0 mm and widths from 900 mm to 1,570 mm, which caters to most of the local requirements for HRC.

The uses and end users of HRC are as set out in the table below:

- Automobiles
- Pipes and tubes
- Household appliances
- Water tanks
- Tin cans
- Welded steel pipe manufacturers
- Cement lined pipe manufacturers
- General engineering and fabrication
- Steel drum manufacturers
- Cold-rolling mills

The principal market for the products is mainly domestic. The raw materials used in production are sourced from the United States of America, the United Kingdom and Labuan.

1.2 Production Facilities

Megasteel has situated its steel mill on a 200 hectare site located at Lot 2319, Kawasan Perindustrian Olak Lempit, Mukim Tanjung Dua Belas, 42700 Banting, Selangor. The operations are housed in a factory which has a total built-up area of approximately 120,000 square metres.

The factory currently runs two (2) lines of electric arc furnace, ladle furnace and casters and one line of rolling mill facility. The factory operates three (3) eight-hour production shifts.

The annual production output of Megasteel for the past three (3) FYE 30 June 2003 are as follows: -

FYE 30 June	Annual output (MT)
2001	800,026
2002	919,068
2003	1,116,734

Megasteel recorded a turnover and profit of RM1.74 billion and RM163.0 million respectively for the FYE 30 June 2003 while LCB's turnover and profit for the corresponding period are RM1.84 billion and RM100.25 million respectively.

Further information on the principal activities of LCB's subsidiary companies are set out in Section 5 herein.

2. SHARE CAPITAL

As at 4 February 2004, the authorised share capital and the paid-up share capital of LCB are as follows:

Type	No. of ordinary shares	Par value RM	Total RM
Authorised share capital	2,000,000,000	1.00	2,000,000,000
Issued and paid-up share capital	919,040,622	1.00	919,040,622

The rest of this page is intentionally left blank

Details of the changes in LCB's issued and paid-up share capital since incorporation as at 4 February 2004 are as follows:

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total (RM)
27.09.1972	2	1.00	Subscriber's shares	2
08.10.1973	3,000,000	1.00	Cash at RM1.00 per share	3,000,002
30.12.1976	1,500,001	1.00	Bonus issue of 1 for 2	4,500,003
26.04.1981	3,699,997	1.00	Bonus issue of 3,699,997 for 4,500,003	8,200,000
28.04.1981	800,000	1.00	Consideration for acquisition of 100% equity in Lion Engineering Sdn Bhd at RM1.00 per share	9,000,000
19.02.1982	3,000,000	1.00	Public issue at RM1.00 per share	12,000,000
20.09.1983	6,000,000	1.00	Bonus issue of 1 for 2	18,000,000
13.10.1983	12,000,000	1.00	Rights issue of 1 for 1 at RM1.40 per share	30,000,000
24.10.1983	12,794,000	1.00	Special issue to Bumiputera Investors at RM1.40 per share	42,794,000
24.10.1983	31,206,000	1.00	Acquisition of Lion Plantations Sdn Bhd, Ladang Cantawan (Sabah) Sdn Bhd and 18,300,000 shares in Amalgamated Steel Mills Berhad at RM2.05 per share	74,000,000
15.12.1989	9,648,000	1.00	Special issue to Bumiputera Investors at RM1.70 per share	83,648,000
17.02.1990	37,000,000	1.00	Rights issue of 1 for 2 at RM1.70 per share	120,648,000
05.03.1991	1,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,649,000
25.03.1991	6,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,655,000
29.04.1991	32,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,693,000
14.05.1991	3,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,696,000
25.05.1991	4,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,700,000
12.06.1991	3,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,703,000
20.06.1991	12,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,715,000
23.10.1991	2,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,717,000
26.08.1992	1,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,718,000
29.04.1993	16,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,734,000
11.05.1993	1,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,735,000
25.05.1993	13,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,748,000
25.05.1993	3,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,751,000
04.06.1993	18,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,769,000
04.06.1993	19,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,788,000
10.06.1993	4,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,792,000

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total (RM)
10.06.1993	18,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,810,000
22.06.1993	8,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,818,000
22.06.1993	19,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,837,000
29.06.1993	3,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,840,000
29.06.1993	1,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,841,000
02.09.1993	60,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,901,000
02.09.1993	66,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,967,000
02.09.1993	1,000	1.00	Pursuant to exercise of ESOS at RM2.16 per share	120,968,000
13.09.1993	8,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,976,000
13.09.1993	15,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,991,000
12.11.1993	4,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,995,000
12.11.1993	16,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,011,000
17.01.1994	3,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	121,014,000
17.01.1994	2,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,016,000
18.08.1994	39,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,055,000
26.08.1994	2,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,057,000
26.08.1994	176,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,233,000
07.09.1994	2,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,235,000
07.09.1994	40,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,275,000
29.09.1994	1,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	121,302,000
29.09.1994	3,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,305,000
29.09.1994	24,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,329,000
13.10.1994	1,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	121,330,000
13.10.1994	1,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,331,000
13.10.1994	47,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,378,000
25.10.1994	12,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,390,000
28.11.1994	10,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,400,000
31.12.1994	2,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	121,402,000

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total (RM)
31.12.1994	1,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,403,000
31.12.1994	2,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,405,000
18.08.1995	3,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,408,000
29.08.1995	2,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,410,000
29.08.1995	68,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,478,000
05.09.1995	1,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,479,000
05.09.1995	2,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,481,000
05.09.1995	47,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,528,000
16.09.1995	1,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,529,000
16.09.1995	9,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,538,000
29.09.1995	7,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,545,000
11.10.1995	4,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,549,000
26.10.1995	1,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,550,000
10.11.1995	5,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,555,000
14.12.1995	3,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,558,000
09.01.1996	13,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,571,000
12.01.1996	6,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,577,000
24.01.1996	1,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,578,000
24.01.1996	27,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,605,000
05.02.1996	1,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	121,606,000
05.02.1996	4,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,610,000
05.02.1996	1,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,611,000
05.02.1996	9,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,620,000
12.02.1996	1,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,621,000
15.02.1996	2,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,625,000
15.02.1996	35,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,660,000
29.02.1996	2,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,662,000
29.02.1996	9,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,671,000

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total (RM)
14.03.1996	4,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,675,000
30.03.1996	2,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,677,000
30.03.1996	9,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,686,000
16.04.1996	16,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,702,000
30.04.1996	8,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,710,000
30.04.1996	2,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,712,000
09.05.1996	60,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	121,772,000
09.05.1996	60,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,832,000
29.05.1996	3,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,835,000
18.06.1996	4,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,839,000
25.09.1996	1,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,840,000
08.04.1997	1,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,841,000
09.01.1998	24,368,200	1.00	Bonus issue of 1 for 5	146,209,200
11.06.1998	36,552,300	1.00	Rights issue of 3 for 10 at RM1.10 per share	182,761,500
22.06.1999	7,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,768,500
24.06.1999	8,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,776,500
25.06.1999	26,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,802,500
02.07.1999	9,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,811,500
02.07.1999	1,000	1.00	Pursuant to exercise of ESOS at RM2.15 per share	182,812,500
08.07.1999	5,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,817,500
08.07.1999	2,000	1.00	Pursuant to exercise of ESOS at RM1.79 per share	182,819,500
08.07.1999	2,000	1.00	Pursuant to exercise of ESOS at RM2.09 per share	182,821,500
08.07.1999	6,000	1.00	Pursuant to exercise of ESOS at RM2.15 per share	182,827,500
08.07.1999	6,000	1.00	Pursuant to exercise of ESOS at RM3.02 per share	182,833,500
14.07.1999	2,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,835,500
14.07.1999	7,000	1.00	Pursuant to exercise of ESOS at RM3.02 per share	182,842,500
22.07.1999	8,000	1.00	Pursuant to exercise of ESOS at RM3.02 per share	182,850,500
28.07.1999	4,000	1.00	Pursuant to exercise of ESOS at RM3.02 per share	182,854,500
02.08.1999	5,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,859,500

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total (RM)
02.08.1999	2,000	1.00	Pursuant to exercise of ESOS at RM1.79 per share	182,863,500
02.08.1999	3,000	1.00	Pursuant to exercise of ESOS at RM2.09 per share	182,866,500
02.08.1999	2,000	1.00	Pursuant to exercise of ESOS at RM2.15 per share	182,868,500
06.08.1999	1,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,869,500
06.08.1999	4,000	1.00	Pursuant to exercise of ESOS at RM2.15 per share	182,873,500
06.08.1999	2,000	1.00	Pursuant to exercise of ESOS at RM3.02 per share	182,875,500
09.11.1999	20,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,895,500
13.03.2003	-	-	Capital reduction of 30% and consolidated of 10 ordinary shares of RM0.70 into 7 ordinary shares of RM1.00 each pursuant to the Corporate and Debt Restructuring Exercise ("LCB Scheme")	128,026,850
14.03.2003	264,417,021	1.00	Consideration for the acquisition of equity interest in Megasteel Sdn Bhd and LICB pursuant to the LCB Scheme issued at RM1.00 per share	392,443,871
14.03.2003	399,296,172	1.00	Consideration for the acquisition of equity interest in Amsteel pursuant to the LCB Scheme issued at RM1.05 per share	791,740,043
14.03.2003	127,300,579	1.00	Consideration pursuant to the LCB Scheme issued at RM1.00 per share	919,040,622

3. SUBSTANTIAL SHAREHOLDERS

According to the Register of Substantial Shareholders, the substantial shareholders of LCB as at 4 February 2004 are as follows:

Substantial shareholders	Place of incorporation/ Nationality	←------------As at 4 February 2004----------→			
		Direct		Indirect	
		No of Shares	%	No of Shares	%
Datuk Cheng Yong Kim ("DAC")	Singaporean	194,250	0.02	434,316,693[a]	47.26
TSWC	Malaysian	127,019	0.01	681,967,361[b]	74.21
Lion Realty Pte Ltd ("LRPL")	Singapore	-	-	433,686,273[c]	47.19
Amsteel	Malaysia	201,995,165	21.98	33,377,540[d]	3.63
Lion Development (Penang) Sdn Bhd ("LDP")	Malaysia	2,541,093	0.28	369,896,680[e]	40.24
Horizon Towers Sdn Bhd	Malaysia	367,722,825	40.01	-	-

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

[a] *Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct - 0.83%; Indirect - 19.17%), Finlink Holdings Sdn Bhd (Direct - Nil; Indirect - 100%), Teck Bee Mining (M) Sendirian Berhad (Direct - Nil; Indirect - 90.29%), Tirta Enterprise Sdn Bhd (Direct - Nil; Indirect - 70.64%), Happyvest (M) Sdn Bhd (Direct - 5.49%; Indirect - 62.75%), Panoron Sdn Bhd (Direct - Nil; Indirect - 100%), Araniaga Holdings Sdn Bhd (Direct - Nil; Indirect - 100%), Jelajah Jaya Sdn Bhd (Direct - Nil; Indirect - 100%), Amanvest (M) Sdn Bhd (Direct - Nil; Indirect - 100%), Horizon Towers Sdn Bhd (Direct - Nil; Indirect - 100%), Billion Grow Limited (Direct - Nil; Indirect - 28%), Lion Management Sdn Bhd (Direct - Nil; Indirect - 100%), Bayview Properties Sdn Bhd (Direct - Nil; Indirect - 100%) and LDP (Direct - Nil; Indirect - 20%)*

[b] *Excluding 42,160,189 warrants with a right to subscribe for shares on the basis of 1 share for every warrant held and 298,000 options granted pursuant to the Executive Share Option Scheme of LCB. Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct - 99.99%; Indirect - 0.01%), Lion Holdings Sdn Bhd (Direct - Nil; Indirect - 80%), Finlink Holdings Sdn Bhd (Direct- Nil; Indirect - 100%), Teck Bee Mining (M) Sendirian Berhad (Direct - 5.59%; Indirect - 90.29%), Tirta Enterprise Sdn Bhd (Direct - Nil; Indirect - 79%), Happyvest (M) Sdn Bhd (Direct - Nil; Indirect - 81.48%), Panoron Sdn Bhd (Direct - Nil; Indirect - 100%), Araniaga Holdings Sdn Bhd (Direct - Nil; Indirect - 100%), Jelajah Jaya Sdn Bhd (Direct - Nil; Indirect - 100%), Amanvest (M) Sdn Bhd (Direct - Nil; Indirect - 100%), Horizon Towers Sdn Bhd (Direct - Nil; Indirect - 100%), Lion Holdings Pte Ltd (Direct - Nil; Indirect - 58.80%), Viewtrain Company Limited (Direct - Nil; Indirect - 72%), Lancaster Trading Company Limited (Direct - 60%; Indirect - Nil), Billion Grow Limited (Direct - Nil; Indirect - 72%), Actual Best Limited (Direct - Nil; Indirect - 72%), Lion Management Sdn Bhd (Direct - Nil; Indirect - 100%), Bayview Properties Sdn Bhd (Direct - Nil; Indirect - 100%), LDP (Direct - 49%; Indirect - 1%), Trillionvest Sdn Bhd (Direct - 99.99%; Indirect - Nil), Umatrac (Direct - Nil; Indirect - 100%), Angkasa Marketing (Direct - Nil; Indirect - 100%), SCB (Direct - 0.002%; Indirect - 61.72%), Projek Jaya Sdn Bhd (Direct - Nil; Indirect - 100%), Ceemax Electronics Sdn Bhd (Direct - Nil; Indirect -100%), LICB (Direct - Nil; Indirect - 44.77%), Amsteel (Direct - Nil; Indirect - 36.97%), Amsteel Mills Sdn Bhd (Direct - Nil; Indirect - 100%), LDHB (Direct – Nil; Indirect – 65.52%) and Exuniq Sdn Bhd (Direct – Nil; Indirect – 100%)*

[c] *Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct - 19.17%; Indirect - Nil), Finlink Holdings Sdn Bhd (Direct - Nil; Indirect - 100%), Teck Bee Mining (M) Sendirian Berhad (Direct - Nil; Indirect - 90.29%), Tirta Enterprise Sdn Bhd (Direct - Nil; Indirect - 67.04%), Happyvest (M) Sdn Bhd (Direct - 11.74%; Indirect - 51.01%), Panoron Sdn Bhd (Direct - Nil; Indirect - 100%), Araniaga Holdings Sdn Bhd (Direct - Nil; Indirect - 100%), Jelajah Jaya Sdn Bhd (Direct - Nil; Indirect - 100%), Amanvest (M) Sdn Bhd (Direct - Nil; Indirect - 100%); Horizon Towers Sdn Bhd (Direct - Nil; Indirect - 100%); Lion Management Sdn Bhd (Direct - Nil; Indirect - 100%), Bayview Properties Sdn Bhd (Direct - Nil; Indirect - 100%) and LDP (Direct - 20%; Indirect - Nil)*

[d] *Excluding 42,157,189 warrants with a right to subscribe for shares on the basis of 1 share for every warrant held. Deemed interested by virtue of Section 6A of the Act held via Umatrac (Direct - Nil; Indirect 100%), Angkasa Marketing (Direct - 100%; Indirect - Nil), Exuniq Sdn Bhd (Direct – 100%; Indirect – Nil) and SCB (Direct - Nil; Indirect - 58%)*

[e] *Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct - 100%; Indirect - Nil), Lion Management Sdn Bhd (Direct - 100%; Indirect - Nil) and Bayview Properties Sdn Bhd (Direct - Nil; Indirect - 100%)*

The particulars of the Directors of LCB as at 4 February 2004 and their shareholdings are as follows:

Directors	Nationality	Designation	Direct		Indirect	
			No of shares	%	No of shares	%
TSWC	Malaysian	Chairman and Managing Director	127,019	0.01	681,967,361[a]	74.21
Raja Zainal Abidin bin Raja Haji Tachik	Malaysian	Director	175,280	0.019	142,940[b]	0.015
DAC	Singaporean	Director	194,250	0.02	434,316,693[c]	47.26
Dato' Haji Yahya bin Haji Talib	Malaysian	Director	-	-	144,060[d]	0.016
Datuk Emam Mohd Haniff bin Emam Mohd Hussain	Malaysian	Director	-	-	-	-
M. Chareon Sae Tang @ Tan Whye Aun	Malaysian	Director	-	-	-	-
Folk Fong Shing @ Kok Fong Hing	Malaysian	Director	-	-	-	-

Notes:

a *Excluding 42,160,189 warrants with a right to subscribe for shares on the basis of 1 share for every warrant held and 298,000 options granted pursuant to the Executive Share Option Scheme of LCB. Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct - 99.99%; Indirect - 0.01%), Lion Holdings Sdn Bhd (Direct - Nil; Indirect - 80%), Finlink Holdings Sdn Bhd (Direct- Nil; Indirect - 100%), Teck Bee Mining (M) Sendirian Berhad (Direct - 5.59%; Indirect - 90.29%), Tirta Enterprise Sdn Bhd (Direct - Nil; Indirect - 79%), Happyvest (M) Sdn Bhd (Direct - Nil; Indirect - 81.48%), Panoron Sdn Bhd (Direct - Nil; Indirect - 100%), Araniaga Holdings Sdn Bhd (Direct - Nil; Indirect - 100%), Jelajah Jaya Sdn Bhd (Direct - Nil; Indirect - 100%), Amanvest (M) Sdn Bhd (Direct - Nil; Indirect - 100%), Horizon Towers Sdn Bhd (Direct - Nil; Indirect - 100%), Lion Holdings Pte Ltd (Direct - Nil; Indirect - 58.80%), Viewtrain Company Limited (Direct - Nil; Indirect - 72%), Lancaster Trading Company Limited (Direct - 60%; Indirect - Nil), Billion Grow Limited (Direct - Nil; Indirect - 72%), Actual Best Limited (Direct - Nil; Indirect - 72%), Lion Management Sdn Bhd (Direct - Nil; Indirect - 100%), Bayview Properties Sdn Bhd (Direct - Nil; Indirect - 100%), LDP (Direct - 49%; Indirect - 1%), Trillionvest Sdn Bhd (Direct - 99.99%; Indirect - Nil), Umatrac (Direct - Nil; Indirect - 100%), Angkasa Marketing (Direct - Nil; Indirect - 100%), SCB (Direct - 0.002%; Indirect - 61.72%), Projek Jaya Sdn Bhd (Direct - Nil; Indirect - 100%), Ceemax Electronics Sdn Bhd (Direct - Nil; Indirect -100%), LICB (Direct - Nil; Indirect - 44.77%), Amsteel (Direct - Nil; Indirect - 36.97%), Amsteel Mills Sdn Bhd (Direct - Nil; Indirect - 100%), LDHB (Direct – Nil; Indirect – 65.52%) and Exuniq Sdn Bhd (Direct – Nil; Indirect – 100%)*

b *Deemed interested by virtue of Section 6A of the Act held via RAZA Sendirian Berhad (Direct - 99.69%; Indirect - 0.31%) and Kumpulan RZA Sdn Bhd (Direct - 11.12%; Indirect - 88.88%)*

[c] *Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct - 0.83%; Indirect - 19.17%), Finlink Holdings Sdn Bhd (Direct - Nil; Indirect - 100%), Teck Bee Mining (M) Sendirian Berhad (Direct - Nil; Indirect - 90.29%), Tirta Enterprise Sdn Bhd (Direct - Nil; Indirect - 70.64%), Happyvest (M) Sdn Bhd (Direct - 5.49%; Indirect - 62.75%), Panoron Sdn Bhd (Direct - Nil; Indirect - 100%), Araniaga Holdings Sdn Bhd (Direct - Nil; Indirect - 100%), Jelajah Jaya Sdn Bhd (Direct - Nil; Indirect - 100%), Amanvest (M) Sdn Bhd (Direct - Nil; Indirect - 100%), Horizon Towers Sdn Bhd (Direct - Nil; Indirect - 100%), Billion Grow Limited (Direct - Nil; Indirect - 28%), Lion Management Sdn Bhd (Direct - Nil; Indirect - 100%), Bayview Properties Sdn Bhd (Direct - Nil; Indirect - 100%) and LDP (Direct - Nil; Indirect - 20%)*

[d] *Deemed interested by virtue of Section 6A of the Act held via Hayazeen Sdn Bhd (Direct - 0.01%; Indirect - 99.99%)*

5. SUBSIDIARY COMPANIES

As at 4 February 2004, the subsidiary companies of LCB are as follows:

Name of company	Date/place of incorporation	Issued and fully paid-up share capital	Date of acquisition	Principal activities
Lion Steelworks Sdn Bhd	04.03.1978 Malaysia	RM15,000,010	09.05.1983	Manufacture and distribution of office equipment and related steel products
Kinabalu Motor Assembly Sdn Bhd	12.06.1974 Malaysia	RM38,550,000	04.05.1992	Assembly of commercial vehicle
Lion Rubber Works Sdn Bhd	07.06.1983 Malaysia	RM2,500,000	30.11.1983	Ceased operations
Lion Trading & Marketing Sdn Bhd	02.11.1983 Malaysia	RM101,247	30.11.1983	Trading and marketing agency for the distribution of office equipment, security equipment and steel related products
Lion Construction & Engineering Sdn Bhd	18.05.1976 Malaysia	RM8,008,510	28.04.1981	Construction and civil engineering work
Lion Excellent Sdn Bhd	17.07.1984 Malaysia	RM1,600,000	20.04.1987	Ceased operations
Lion General Trading & Marketing (S) Pte Ltd	29.04.1983 Singapore	SGD10,000	30.11.1983	General merchant
Limpahjaya	13.02.1986 Malaysia	RM7,202	15.12.1987	Investment holding

Name of company	Date/place of incorporation	Issued and fully paid-up share capital	Date of acquisition	Principal activities
LCB Harta (M) Sdn Bhd	09.03.2002 Malaysia	RM2	09.05.2002	Managing of debts novated from LCB and certain of its subsidiaries to LCB Harta (M) Sdn Bhd pursuant to a debt restructuring exercise undertaken by LCB and certain of its subsidiaries
Subsidiaries of Lion Steelworks Sdn Bhd				
Lion Fichet Sdn Bhd	26.02.1975 Malaysia	RM3,000,000	25.05.1987	Ceased operations
Lion Fichet (HK) Limited	18.08.1987 Hong Kong SAR	HK$100,000	18.08.1987	Ceased operations
Subsidiaries of Kinabalu Motor Assembly Sdn Bhd				
KMA Marketing Sdn Bhd	27.03.1978 Malaysia	RM3,111,656	0.4.05.1992	Trading of motor vehicles
Kinabalu Car Distributors Sdn Bhd	26.01.1985 Malaysia	RM2	0.4.05.1992	Dormant
Subsidiaries of Lion Construction & Engineering Sdn Bhd				
PMB Building System Sdn Bhd	16.05.1983 Malaysia	RM1,500,000	29.06.1995	Investment holding
PMB Jaya Sdn Bhd	26.04.1985 Malaysia	RM5,000,000	01.12.1995	Ceased operations
Subsidiaries of Limpahjaya				
Umevest Sdn Bhd	25.08.1983 Malaysia	RM3,500,000	16.10.1996	Investment holding
Megasteel	18.04.1989 Malaysia	RM600,861,701	15.03.1997	Manufacturing of HRC, bands, plates and sheets
Subsidiaries of Umevest Sdn Bhd				
Logic Concepts (M) Sdn Bhd	09.11.1983 Malaysia	RM100,000	18.08.1987	Ceased operations
Bersatu Investments Company Limited	02.04.1982 Hong Kong SAR	HK$600,000	23.11.1987	Ceased operations

Name of company	Date/place of incorporation	Issued and fully paid-up share capital	Date of acquisition	Principal activities
Lion Com Sdn Bhd	28.11.1987 Malaysia	RM500,000	26.05.1988	Investment holding
Logic Furniture (M) Sdn Bhd	12.06.1990 Malaysia	RM100,000	12.06.1990	Ceased operations
Lyn (Pte) Ltd	7.05.1981 Singapore	SGD1,555,555	03.08.1987	Investment holding
Subsidiary of Bersatu Investments Company Limited				
Glit Investments Company Limited	02.04.1982 Hong Kong SAR	HKD600,000	08.02.1983	Dormant
Subsidiary of Lion Com Sdn Bhd				
Secretarial Communications Sdn Bhd	27.10.1982 Malaysia	RM20,000	28.12.1992	Share registration and secretarial services
Subsidiaries of Lyn Pte Ltd				
Logic Furniture (S) Pte Ltd	09.03.1983 Singapore	SGD700,000	29.07.1985	Ceased operations
Logic Concepts (S) Pte Ltd	09.05.1983 Singapore	SGD200,002	29.07.1985	Ceased operations

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6. PROFIT AND DIVIDEND RECORD

A summary of the audited consolidated financial results of LCB for the past five (5) financial years ended 30 June 2003 and the unaudited financial results for the six (6) months ended 31 December 2003 are as follows:

	<------Audited------> ←------Year Ended 30 June------→					Unaudited results for 6 months ended 31 December 2003
	1999 (RM'000)	2000 (RM'000)	2001 (RM'000)	2002 (RM'000)	2003 (RM'000)	(RM'000)
Turnover	179,533	329,892	1,041,064	1,214,669	1,837,840	1,008,566
(LBT)/PBT	(288,889)	(267,733)	(330,744)	(138,260)	111,951	(32,185)
Taxation	14,610	(15,303)	1,496	(93)	(11,705)	(12,738)
(LAT)/PAT *	(274,279)	(283,036)	(329,248)	(138,353)	100,246	(44,923)
MI	(314)	24,506	82,127	35,641	(44,569)	(1,804)
(LATMI)/PATMI	(274,593)	(258,530)	(247,121)	(102,712)	55,677	(46,727)
Net (LPS)/EPS (sen)	(151.9)	(141.4)	(135.1)	(56.2)	14.2	(10.2)**
Dividend rate (%)	0.1	0.1	0.1		-	

Notes:

* *There were no extraordinary items for the periods under review.*

** *Annualised.*

7. AUDITED FINANCIAL STATEMENTS OF LCB

The extracts of the audited financial statements of LCB for the financial year ended 30 June 2003 together with the auditors' report thereon is in the ensuing pages.

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INCOME STATEMENTS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

	Note	GROUP 2003 RM'000	GROUP 2002 RM'000	COMPANY 2003 RM'000	COMPANY 2002 RM'000
Revenue	3	**1,837,840**	1,209,103	**56,266**	755
Other operating income		**56,583**	11,840	**5,987**	8,659
Arising from Group Wide Restructuring Scheme ("GWRS"):					
- waiver of principal by lenders		**48,876**	-	-	-
Changes in inventories of finished goods and work-in-progress		**(124,579)**	(26,224)	-	-
Purchase of finished goods		**(51,718)**	(16,734)	-	-
Raw materials and consumables used		**(935,679)**	(738,856)	-	-
Staff costs		**(48,791)**	(44,143)	-	-
Depreciation and amortisation expenses		**(102,147)**	(90,491)	-	-
Impairment in value of:					
- investment in subsidiary companies		-	-	**(8,300)**	(3,556)
- investment in associated companies		**(33,326)**	-	**(48,755)**	(161,756)
Allowance for :					
- diminution in value of quoted investments		**(2,901)**	(2,107)	**(2,032)**	(346)
- amount due from subsidiary companies		-	-	-	(9,799)
- doubtful debts arising from GWRS		-	(4,956)	-	-
Other operating expenses	4	**(342,058)**	(268,399)	**(16,313)**	(5,515)
Profit/(loss) from operations	5	**302,100**	29,033	**(13,147)**	(171,558)
Finance costs	6	**(192,267)**	(167,245)	**(110,349)**	(32,763)
Share in results of associated companies		**2,118**	(48)	-	-
Profit/(loss) before taxation		**111,951**	(138,260)	**(123,496)**	(204,321)
Taxation :	7				
- Company and subsidiary companies		**(131)**	(92)	-	-
- associated companies		**(11,574)**	(1)	-	-
Profit/(loss) after taxation		**100,246**	(138,353)	**(123,496)**	(204,321)
Minority interests		**(44,569)**	35,641	-	-
Net profit/(loss) for the financial year		**55,677**	(102,712)	**(123,496)**	(204,321)
Earnings/(loss) per share	8				
- Basic (sen)		**14.2**	(80.2)		
- Fully diluted (sen)		**14.2**	(80.2)		

The accompanying notes form an integral part of the financial statements.

BALANCE SHEETS

AS AT 30 JUNE 2003

		GROUP		COMPANY	
	Note	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
PROPERTY, PLANT AND EQUIPMENT	9	**2,939,239**	2,617,595	**-**	-
SUBSIDIARY COMPANIES	10	**-**	-	**2,101,028**	38,202
ASSOCIATED COMPANIES	11	**762,670**	1,445	**830,183**	99,049
INVESTMENTS	12	**25,256**	41,239	**24,799**	37,981
INTANGIBLE ASSETS	13	**702,443**	136,006	**-**	-
LONG TERM RECEIVABLE	15	**230,125**	-	**-**	-
		4,659,733	2,796,285	**2,956,010**	175,232
CURRENT ASSETS					
Inventories	14	**343,537**	406,997	**-**	-
Trade and other receivables	15	**385,403**	476,183	**923**	7,964
Amount due from subsidiary companies	16	**-**	-	**1,561,816**	519,735
Tax recoverable		**994**	1,125	**337**	1,021
Deposits with financial institutions	17	**13,174**	18,049	**958**	565
Cash and bank balances		**14,486**	3,185	**314**	40
		757,594	905,539	**1,564,348**	529,325
CURRENT LIABILITIES					
Trade and other payables	18	**616,305**	1,240,205	**28,763**	93,362
Amount due to subsidiary companies	16	**-**	-	**145,263**	13,097
Bank overdrafts	19	**14,048**	21,021	**-**	1,983
Short term borrowings	20	**624,690**	1,268,229	**-**	234,900
Bonds	23	**24,653**	350,000	**24,653**	350,000
Tax liabilities		**94**	837	**-**	-
		1,279,790	2,880,292	**198,679**	693,342
NET CURRENT ASSETS/(LIABILITIES)		**(522,196)**	(1,974,753)	**1,365,669**	(164,017)
		4,137,537	821,532	**4,321,679**	11,215
Financed by:					
SHARE CAPITAL	21	**919,041**	182,896	**919,041**	182,896
RESERVES	22	**(267,723)**	(536,739)	**(220,343)**	(171,681)
SHAREHOLDERS' FUNDS		**651,318**	(353,843)	**698,698**	11,215
MINORITY INTERESTS		**117,312**	351,327	**-**	-
BONDS	23	**1,781,981**	-	**1,551,855**	-
LONG TERM BORROWINGS	24	**1,340,560**	810,205	**-**	-
AMOUNT DUE TO A SUBSIDIARY COMPANY	16	**-**	-	**2,071,126**	-
DEFERRED TAX LIABILITIES	25	**121,425**	13,603	**-**	-
DEFERRED LIABILITIES	26	**124,941**	240	**-**	-
		4,137,537	821,532	**4,321,679**	11,215
Net tangible liabilities per share (sen)		**(5.6)**	(267.8)		

The accompanying notes form an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

GROUP	Note	Share capital RM'000	Share premium RM'000	Reserve on consolidation and other reserves RM'000	Accumulated losses RM'000	Total RM'000
Balance at 1 July 2001						
- as previously reported		182,896	55,067	408,452	(889,163)	(242,748)
- prior year adjustment	27	-	-	(7,715)	-	(7,715)
- as restated		182,896	55,067	400,737	(889,163)	(250,463)
Exchange differences		-	-	(504)	-	(504)
Net losses not recognised in consolidated income statement		-	-	(504)	-	(504)
Amortisation of reserve on consolidation		-	-	(32)	-	(32)
Net loss for the financial year		-	-	-	(102,712)	(102,712)
Dividend for the financial year ended 30 June 2001		-	-	-	(132)	(132)
Balance at 30 June 2002		182,896	55,067	400,201	(992,007)	(353,843)
Balance at 1 July 2002						
- as previously reported		**182,896**	**55,067**	**407,916**	**(992,007)**	**(346,128)**
- prior year adjustment	27	**-**	**-**	**(7,715)**	**-**	**(7,715)**
- as restated		**182,896**	**55,067**	**400,201**	**(992,007)**	**(353,843)**
Exchange differences		**-**	**-**	**(92)**	**-**	**(92)**
Effect of dilution of an associated company		**-**	**-**	**(252,976)**	**252,976**	**-**
Fair value adjustment of a subsidiary company's plant and machinery on acquisition of an additional 40% equity interest		**-**	**-**	**138,629**	**-**	**138,629**
Net gains/(losses) not recognised in consolidated income statement		**-**	**-**	**(114,439)**	**252,976**	**138,537**
Amortisation of reserve on consolidation		**-**	**-**	**(32)**	**-**	**(32)**
Appropriation from income statement to capital reserves		**-**	**-**	**41,537**	**(41,537)**	**-**
Capital reconstruction		**(54,869)**	**-**	**-**	**54,869**	**-**
Issue of ordinary shares for:						
- acquisition of additional 40% equity interest in a subsidiary company		**210,118**	**-**	**-**	**-**	**210,118**
- acquisition of associated companies		**453,595**	**19,965**	**-**	**-**	**473,560**
- settlement of debts		**127,301**	**-**	**-**	**-**	**127,301**
Net profit for the financial year		**-**	**-**	**-**	**55,677**	**55,677**
Balance at 30 June 2003		**919,041**	**75,032**	**327,267**	**(670,022)**	**651,318**

The accompanying notes form an integral part of the financial statements.

STATEMENTS OF CHANGES IN EQUITY (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

COMPANY	Share capital RM'000	Share premium RM'000	Accumulated losses RM'000	Total RM'000
Balance at 1 July 2001	182,896	55,067	(22,295)	215,668
Net loss for the financial year	-	-	(204,321)	(204,321)
Dividend for the financial year ended 30 June 2001	-	-	(132)	(132)
Balance at 30 June 2002	182,896	55,067	(226,748)	11,215
Balance at 1 July 2002	**182,896**	**55,067**	**(226,748)**	**11,215**
Capital reconstruction	**(54,869)**	**-**	**54,869**	**-**
Issue of ordinary shares for:				
- acquisition of additional 40% equity interest in a subsidiary company	**210,118**	**-**	**-**	**210,118**
- acquisition of associated companies	**453,595**	**19,965**	**-**	**473,560**
- settlement of debts	**127,301**	**-**	**-**	**127,301**
Net loss for the financial year ended 30 June 2003	**-**	**-**	**(123,496)**	**(123,496)**
Balance at 30 June 2003	**919,041**	**75,032**	**(295,375)**	**698,698**

CASH FLOW STATEMENTS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

	Note	GROUP 2003 RM'000	GROUP 2002 RM'000	COMPANY 2003 RM'000	COMPANY 2002 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Net profit/(loss) before taxation		**111,951**	(138,260)	**(123,496)**	(204,321)
Adjustments for non-cash items, interests and dividend	32(a)	**271,427**	310,929	**112,332**	198,806
Operating profit/(loss) before working capital changes		**383,378**	172,669	**(11,164)**	(5,515)
(Increase)/decrease in trade and other receivables		**34,523**	(216,536)	**7,033**	(318)
Increase/(decrease) in trade and other payables		**(281,583)**	86,513	**(116,137)**	(587)
(Increase)/decrease in inventories		**59,017**	(35,228)	**-**	-
Cash generated from/(used in) operations		**195,335**	7,418	**(120,268)**	(6,420)
Tax (paid)/refunded		**(381)**	(981)	**684**	-
Interest received		**9,133**	358	**88**	83
Interest paid		**(96,305)**	(20,268)	**(399)**	(10,500)
Net cash inflow/(outflow) from operating activities		**107,782**	(13,473)	**(119,895)**	(16,837)
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, plant and equipment	32(b)	**(19,991)**	(4,619)	**-**	-
Proceeds from disposal of property, plant and equipment		**427**	359	**-**	-
Proceeds from part disposal of investment in an associated company		**1,405**	-	**-**	-
Dividend income from quoted and unquoted investments		**10**	128	**9**	513
Proceeds from disposal of quoted investments		**-**	16,228	**6**	16,228
Increase in amount due from subsidiary companies		**-**	-	**22,052**	8,318
Decrease in amount due from associated companies		**-**	133	**-**	88
Net cash inflow/(outflow) from investing activities		**(18,149)**	12,229	**22,067**	25,147

The accompanying notes form an integral part of the financial statements.

CASH FLOW STATEMENTS (countinued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2003

		GROUP		COMPANY	
	Note	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
CASH FLOWS FROM FINANCING ACTIVITIES					
Term loans repaid		**(69,111)**	(2,656)	-	-
Dividend paid to shareholders of the company		-	(132)	-	(132)
Payment of hire purchases		**(97)**	(73)	-	-
Net repayment of short term borrowings		**(7,026)**	(5,372)	-	-
Increase/(decrease) in amount due to subsidiary companies		-	-	**100,478**	(8,319)
Net cash inflow/(outflow) from financing activities		**(76,234)**	(8,233)	**100,478**	(8,451)
Net increase/(decrease) in cash and cash equivalents		**13,399**	(9,477)	**2,650**	(141)
Cash and cash equivalents at beginning of the financial year		**213**	9,690	**(1,378)**	(1,237)
Cash and cash equivalents at end of the financial year	32(c)	**13,612**	213	**1,272**	(1,378)

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2003

1. **Basis Of Preparation**

The financial statements have been prepared under the historical cost convention unless otherwise indicated in the significant accounting policies.

The financial statements comply with the applicable approved accounting standards issued by the Malaysian Accounting Standards Board (MASB) and the provisions of the Companies Act, 1965.

2. **Significant Accounting Policies**

(a) **Basis of consolidation**

The consolidated financial statements include the financial statements of the Company and all its subsidiary companies made up to the end of the financial year. Subsidiary companies are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities. Subsidiary companies are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

Subsidiary companies are consolidated using the acquisition method of accounting. Under the acquisition method of accounting, the results of subsidiary companies acquired or disposed of during the financial year are included from the date of acquisition or up to the date of disposal. Intra-group transactions, balances and unrealised gains on transactions are eliminated. Unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, adjustments are made to the financial statements of subsidiaries to ensure consistency of accounting policies with those of the Group. The difference between the acquisition cost and the fair values of the subsidiary companies' net assets is reflected as goodwill or reserve on consolidation.

Minority interest is measured at the minorities' share of the post acquisition fair values of the identifiable assets and liabilities of the acquiree. Separate disclosure is made of minority interests.

The gain or loss on disposal of a subsidiary company is the difference between net disposal proceeds and the Group's share of its assets together with any unamortised balance of goodwill on acquisition and exchange differences which were not previously recognised in the consolidated income statement.

(b) **Intangible assets**

Goodwill and reserve on acquisition

Goodwill and reserve on acquisition represents the difference between the purchase price and the fair value of the net assets of subsidiary and associated companies at the date of acquisition. Goodwill and reserve on acquisition are amortised over a period of twenty five years. The policy for the recognition and measurement of impairment losses for goodwill is in accordance with Note 2 (q).

Deferred expenditure

Pre-commercial production expenses represents expenses incurred prior to commencement of commercial production. Pre-commercial production expenses is amortised on a straight line basis over a period of 10 years upon commencement of commercial production and is stated net of amortisation. The policy for the recognition and measurement of impairment losses is in accordance with Note 2 (q).

(c) **Associated companies**

Investments in associated companies are accounted for in the consolidated financial statements by the equity method of accounting. Associated companies are companies in which the Group exercises

2. **Significant Accounting Policies (continued)**

(c) **Associated companies (continued)**

significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associated companies but not control over those policies.

Equity accounting involves recognising in the income statement the Group's share of the results of associated companies for the financial year. The Group's investments in associated companies are carried in the balance sheet at an amount which reflects its share of net assets of the associated companies and which includes goodwill on acquisition (net of accumulated amortisation) less unamortised reserve on acquisition, where applicable. Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

Unrealised gain on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence on impairment of the asset transferred. Where necessary, in applying the equity method, adjustments are made to the financial statements of associated companies to ensure consistency of accounting policies within the Group.

When an associate holds an ownership interest in the Group, any profit or loss and any increment or decrement of net assets of the Group which the associate has accounted for in its financial statements, should be disregarded when the Group applies the equity method to account for its investment in the associate.

(d) **Property, plant and equipment**

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and impairment losses, if any. The policy for the recognition and measurement of impairment losses is in accordance with Note 2 (q).

Freehold land was revalued in 1998 by the Directors based on independent valuation reports carried out by firms of professional surveyors and valuers on an open market basis. In accordance with the transitional provisions issued by MASB on adoption of MASB Standard No. 15 Property, Plant and Equipment, the valuation of these assets has not been updated and they continue to be stated at their existing carrying amount less depreciation.

Surpluses arising on revaluation are credited to revaluation reserve. Any deficit arising from revaluation is charged against the revaluation reserve to the extent of a previous surplus held in the revaluation reserve for the same asset. In all other cases, a decrease in the carrying amount is charged to income statement.

Gains or losses arising from the disposals are determined by comparing the net proceeds with the carrying amount of the assets and are recognised in the income statement. On disposal of revalued assets, amounts in revaluation reserve relating to those assets are transferred to retained earnings.

Freehold land is not amortised. Leasehold land is amortised over the period of the lease. Depreciation of the other property, plant and equipment is provided on the straight line basis to write off the cost or valuation of each asset to its residual value over its estimated useful life.

The principal annual depreciation rates used are:

Leasehold land	Over 50 - 99 years
Building	2 - 5%
Plant and machinery	2 - 10%
Furniture and equipment	5 - 20%
Motor vehicles	20%

2. **Significant Accounting Policies (continued)**

(e) **Inventories**

Inventories are valued at the lower of cost and net realisable value. Cost consists of direct materials, direct labour, direct charges and appropriate production overheads where applicable and is determined on a weighted average basis or by specific identification. Net realisable value represents the estimated selling price in the ordinary course of business less selling and distribution costs and all other estimated costs to completion.

(f) **Construction contracts**

The gross amount due from and to contract customers for contract works represents progress billings less cost of contract works incurred and profit attributable to contract works performed todate net of foreseeable loss.

When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs are recognised over the period of the contract as revenue and expenses respectively. Contract revenue and costs are recognised on the percentage of completion method. The stage of completion is measured by reference to the proportion that contract costs incurred for work performed to date bear to the estimated total costs of contract.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that are probable of recovery. Contract costs are recognised as expenses in the period in which they incurred.

Allowance for foreseeable loss is made based on loss estimated to arise over the duration of the contract after allowing for costs to the extent that such costs are not recoverable under the terms of contract.

(g) **Revenue recognition**

Revenue from sale of goods and services rendered is recognised upon delivery of goods and customers acceptance or performance of services net of returns, discounts and allowances.

Revenue from construction contracts is recognised on the percentage of completion method (refer to accounting policy for construction contracts).

Revenue from dividend income and interest income is recognised when the shareholders' right to receive payment is established and on the accruals basis respectively.

(h) **Income tax**

Income tax on profit or loss for the year comprises current and deferred tax. Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted at the balance sheet date.

Deferred tax is provided for, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available, against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised.

Deferred tax is not recognised if the temporary difference arises from goodwill or negative goodwill or from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither profit nor taxable profit.

Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is recognised in the income statement, except when it arises from

2. Significant Accounting Policies (continued)

(h) Income tax (continued)

a transaction which is recognised directly in equity, in which case the deferred tax is also charged or credited directly in equity, or when it arises from business combination that is an acquisition, in which case deferred tax is included in the resulting goodwill or reserve on consolidation.

Prior to the adoption of MASB Standard No. 25 Income Taxes on 1 July 2002, deferred tax liabilities were provided for using the liability method in respect of significant timing differences and deferred tax assets were not recognised unless there was reasonable expectation of their realisation. This change in accounting policy has been accounted for retrospectively and the effect of this change is disclosed in Note 27.

(i) Foreign currency

Transactions in foreign currencies are converted into Ringgit Malaysia at the rates of exchange ruling at the transaction dates or at contracted rates where applicable. Monetary assets and liabilities in foreign currencies at the financial year end are translated into Ringgit Malaysia at the rates of exchange ruling at that date or contracted rates, where applicable. All exchange differences are included in the income statements except for exchange differences on long term loans obtained for acquiring property, plant and equipment which are capitalised until the assets are ready for their intended use.

Assets and liabilities of overseas subsidiaries, denominated in foreign currencies, are translated into Ringgit Malaysia at the exchange rates ruling at the financial year end. Results of operations of those foreign entities are translated at an average rate for the financial year which best approximates the exchange rates at the dates of the transaction. Exchange differences arising from the restatement at financial year end rates of the opening net investments in overseas subsidiaries are dealt with through reserves.

Goodwill and fair value adjustments arising on the acquisition of foreign subsidiary companies are treated as assets and liabilities of the Group and are translated at exchange rate ruling at the date of the transaction.

The closing rates used in the translation are as follows:

	2003 RM	2002 RM
Foreign currency		
US Dollar	**3.80**	3.80
Euro	**4.32**	3.74
Singapore Dollar	**2.15**	2.14
Japanese Yen	**0.03**	0.03

(j) Investments

Investments in subsidiary and associated companies in the Company's financial statements are stated at cost. Where there is an indication of impairment in the value of the assets, the carrying amount of the investment is assessed and written down immediately to its recoverable amount. The policy for the recognition and measurement of impairment losses is in accordance with Note 2 (q).

Other non-current investments are stated at cost less allowance for diminution in value of investment to recognise any decline, other than a temporary decline in the value of the investment.

The Company's investment in Megasteel Sub-Bond (A) is stated at net present value of the bond issued plus accreted interest and less redemption and any allowance that may be required for diminution in value. The accretion of interest on the bond investment is recognised as interest income on the basis of their underlying yield to maturity.

On disposal of an investment, the difference between net disposal proceeds and its carrying amount is charged/credited to the income statement.

2. **Significant Accounting Policies (continued)**

(k) **Borrowings**

Borrowings are initially recognised based on the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost and any difference between net proceed and redemption value is recognised in the income statements over the period of the borrowing using the effective yield method.

Interest incurred on specific and identifiable borrowings used to acquire plant and machinery is capitalised until the assets are ready for their intended use.

Zero Cupon Redeemable Secured Bonds are stated at net present value of bonds issued plus accreted interest and net of amortised issuance expenses and redemption. The accretion of interest on the bonds is recognised as interest expenses on the basis of their underlying cash yield to maturity.

(l) **Cash and cash equivalents**

Cash and cash equivalents comprise cash at bank and in hand, bank overdrafts, demand deposits and other short-term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

For the purposes of the cash flow statements, cash and cash equivalents consist of cash in hand and at bank, deposits with financial institutions and bank overdrafts.

(m) **Receivables**

Specific allowances are made for debts which have been identified as bad or doubtful. In addition, general allowances are made to cover possible losses which are not specifically identified.

(n) **Payables**

Payables are stated at cost which is the fair value of the consideration to be paid in the future for goods and services received.

(o) **Finance leases/hire purchase**

A lease is recognised as finance lease if it transfers substantially to the Group all the risks and rewards incidental to ownership. Finance leases are capitalised at the inception of the lease at lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding lease obligations, net of finance charges, are included in liabilities. The interest element of the finance charge is charged to the income statement over the lease period.

Property, plant and equipment acquired under finance leases/hire purchase are capitalised and depreciated in accordance with the depreciation policy set out in Note 2 (d).

(p) **Operating leases**

Leases of assets where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on the straight line basis over the lease period.

(q) **Impairment of assets**

The carrying values of the assets, other than inventories, assets arising from construction contracts and financial assets (other than investment in subsidiary and associated companies), are reviewed to determine whether there is any indication of impairment. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. The recoverable amount is the higher of an asset's net selling price and its value in use, which is measured by reference to the present value of estimated future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash-generating unit.

2. Significant Accounting Policies (continued)

(q) Impairment of assets (continued)

Impairment loss is recognised as an expense in the income statement, unless the asset is carried at a revalued amount, in which case the impairment loss is used to reduce the revaluation surplus to the extent of previously recognised revaluation surplus for the same asset.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss has been recognised. The reversal is recognised in the income statement, unless it reverses an impairment loss on a revalued asset, in which case it is taken to equity.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature that is not expected to recur and subsequent external events have ocurred that reverse the effect of that event.

(r) Financial instruments

Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, payables and borrowings. The particular recognition methods adopted are disclosed in the respective accounting policy statements associated with each item.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The Group is also a party to financial instruments with the objective to reduce risk exposure to fluctuations in foreign currency exchange rates. These instruments are not recognised in the financial statements on inception.

Foreign currency forward contracts are used to protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset and liability will be settled. Any increase or decrease in the amount required to settle the asset or liability is offset by a corresponding movement in the value of the forward exchange contract. The gains or losses are therefore offset for financial reporting purposes and are not recognised in the financial statements. While the fees incurred on each agreement are amortised over the contract period.

3. REVENUE

Revenue of the Group and of the Company consists of the following:

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Sales of goods	**1,835,552**	1,211,516	-	-
Contract billings				
- current year	**2,051**	542	-	-
- over recognised in prior year	-	(3,272)	-	-
Registration and other professional fees	**237**	317	-	-
Dividend income	-	-	**9**	513
Interest income	-	-	**56,257**	242
	1,837,840	1,209,103	**56,266**	755

4. OTHER OPERATING EXPENSES

Included in the other operating expenses of the Group are plant repair and maintenance costs and electricity charges relating to manufacturing of hot rolled coils totalling RM230.0 million (2002: RM162.7 million).

5. PROFIT/(LOSS) FROM OPERATIONS

The profit/(loss) from operations has been arrived at:

	GROUP		COMPANY	
	2003	**2002**	**2003**	**2002**
	RM'000	**RM'000**	**RM'000**	**RM'000**
After charging:				
Property, plant and equipment:				
- depreciation	**78,406**	74,621	-	-
- impairment losses	**2,839**	4,143	-	-
- written off	**257**	214	-	-
Amortisation of:				
- pre-commercial production expenses	**14,811**	14,810	-	-
- goodwill on consolidation	**8,962**	1,092	-	-
Directors' remuneration*:				
- fees	**133**	109	**133**	109
- other emoluments	**30**	30	**30**	30
Auditors' remuneration:				
- current year	**134**	141	**17**	17
- over accrued in prior year	**(7)**	(36)	-	-
Rental of land and buildings	**441**	827	-	-
Allowance for doubtful debts	**360**	41,253	-	-
Lease rental	-	54	-	-
Bad debts written off	**65**	43	-	-
Inventories written down	**4,443**	4,314	-	-
Inventories written off	-	4,075	-	-
Restructuring costs	**7,880**	-	**7,880**	-
Loss on part disposal of investment in an associated company	**168**	-	-	-
Loss on shares swap arising from restructuring exercise	**5,149**	-	**5,149**	-
Unrealised loss on foreign exchange	**30,275**	-	-	-
Professional fees paid to a firm in which a director, M Chareon Sae Tang @ Tan Whye Aun, has interest	**119**	1	-	-
And crediting:				
Gross dividend income from:				
- quoted investment in Malaysia	**10**	128	**9**	128
- unquoted subsidiary companies	-	-	-	385
Rental income	**45**	197	-	-
Interest income from:				
- subsidiary companies	-	-	**25,461**	159
- Megasteel Sub-Bonds (A)	-	-	**30,708**	-
- others	**9,133**	5,438	**88**	83

5. PROFIT/(LOSS) FROM OPERATIONS (continued)

The profit/(loss) from operations has been arrived at:(continued)

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
And crediting:				
Allowance for doubtful debts written back:				
- subsidiary company	-	-	54	-
- others	36,146	53	-	-
Gain on disposal of property, plant and equipment	63	62	-	-
Amortisation of reserve on consolidation	32	32	-	-
Gain on disposal of unquoted investment	6,424	2,279	5,933	8,659
Realised gain on foreign exchange	156	188	-	-

* The aggregate amount of emoluments receivable by Directors of the Company during the financial year were as follows:

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Executive Directors:				
- Fees				
Tan Sri William H.J. Cheng	15	15	15	15
- Salaries and other emoluments				
Tan Sri William H.J. Cheng	30	30	30	30
Non-Executive Directors:				
- Fees				
Datuk Cheng Yong Kim	10	10	10	10
Raja Zainal Abidin bin Raja Haji Tachik	28	20	28	20
Dato' Haji Yahya bin Haji Talib	25	18	25	18
M Chareon Sae Tang @ Tan Whye Aun	10	10	10	10
Loo Hooi Keat (resigned on 4.10.2002)	7	18	7	18
Folk Fong Shing @ Kok Fong Hing	25	18	25	18
Datuk Emam Mohd Haniff bin Emam Mohd Hussain (appointed on 10.1.2003)	13	-	13	-
	163	139	163	139

6. FINANCE COSTS

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Interest expenses on:				
- advances from subsidiary companies	-	-	31,688	695
- bank overdrafts	1,196	1,534	62	166
- bonds	83,550	10,500	83,550	10,500
- term loans	77,952	113,990	-	6,229
- Megasteel Sub-Bond (B)	3,412	-	-	-
- others	36,160	41,221	5,052	15,173
Interest expenses overprovided in prior year	(10,003)	-	(10,003)	-
	192,267	167,245	110,349	32,763

7. TAXATION

	GROUP 2003 RM'000	GROUP 2002 RM'000	COMPANY 2003 RM'000	COMPANY 2002 RM'000
Malaysian income tax:				
- current year	**21**	432	**-**	-
- prior years	**286**	(211)	**-**	-
Recovery of tax deducted at source on dividend received and receivable from subsidiary and associated companies	**(176)**	(112)	**-**	-
Deferred tax relating to reversal of temporary differences (Note 25)	**-**	(17)	**-**	-
Associated companies	**11,574**	1	**-**	-
	11,705	93	**-**	-

Reconciliation of the average effective tax rate the Group and the Company with the statutory income tax rate of Malaysia are as follows:

	GROUP 2003 %	GROUP 2002 %	COMPANY 2003 %	COMPANY 2002 %
Income tax using Malaysia statutory income tax rate of 28% (2002 : 28%)	**28**	(28)	**(28)**	(28)
Income not subject to tax	**(106)**	(15)	**(1)**	(1)
Expenses not deductible for tax purposes	**68**	38	**16**	27
Losses not available for offset	**21**	5	**13**	2
Double taxation relief and others	**(1)**	-	**-**	-
Average effective tax rate	**10**	-	**-**	-

The Company has estimated tax credit under Section 108 of the Income Tax Act, 1967 amounting to RM22.1 million (2002: RM22.1 million) to frank the payment of dividend. The amount is subject to agreement with the tax authorities.

8. EARNINGS/(LOSS) PER SHARE

Basic

Earnings/(loss) per share is calculated by dividing the Group's net profit for the financial year of RM55.68 million (2002: net loss of RM102.71 million) by the weighted average number of shares in issue of 393.42 million shares (2002: 128.03 million shares after adjusting for the capital reconstruction). The loss per share for the financial year ended 30 June 2002 has been restated to account for the capital reconstruction carried out under the GWRS during the financial year.

Fully Diluted

The unexercised warrants and the shares granted to employees pursuant to the Company's Executive Share Option Scheme have no dilutive effect as their exercise prices are above the average market value of the Company's shares. As such, the fully diluted earnings/(loss) per share remains the same as the basic earnings/(loss) per share.

9. PROPERTY, PLANT AND EQUIPMENT

GROUP	Land and buildings RM'000	Plant and machinery RM'000	Furniture and equipment RM'000	Motor vehicles RM'000	Capital work-in-progress RM'000	Total RM'000
COST/VALUATION						
At 1 July 2002	588,729	2,192,540	13,150	5,163	25,411	2,824,993
Additions	3,281	2,156	2,555	508	11,717	20,217
Disposals	(1,793)	(592)	(1)	(70)	-	(2,456)
Written off	(843)	(5)	(993)	(19)	-	(1,860)
Fair value adjustment*	-	385,080	-	-	-	385,080
Reclassification	-	15,385	-	-	(15,385)	-
At 30 June 2003	589,374	2,594,564	14,711	5,582	21,743	3,225,974
Representing items at:						
Cost	289,374	26,648	14,711	5,582	21,743	358,058
Valuation	300,000	2,567,916	-	-	-	2,867,916
	589,374	2,594,564	14,711	5,582	21,743	3,225,974
ACCUMULATED DEPRECIATION						
At 1 July 2002	38,143	154,629	7,304	3,179	-	203,255
Charge for the financial year	7,318	69,181	1,279	629	-	78,407
Disposals	(3)	(288)	(1)	(14)	-	(306)
Written off	(843)	(2)	(743)	(15)	-	(1,603)
Reclassification	-	-	-	-	-	-
At 30 June 2003	44,615	223,520	7,839	3,779	-	279,753
Representing items at:						
Cost	44,615	20,775	7,839	3,779	-	77,008
Valuation	-	202,745	-	-	-	202,745
	44,615	223,520	7,839	3,779	-	279,753
ACCUMULATED IMPAIRMENT LOSSES						
At 1 July 2002	-	1,311	-	-	2,832	4,143
Impairment loss for the financial year	-	28	-	-	2,811	2,839
At 30 June 2003	-	1,339	-	-	5,643	6,982
Representing items at:						
Cost	-	1,339	-	-	5,643	6,982
Valuation	-	-	-	-	-	-
	-	1,339	-	-	5,643	6,982

9. PROPERTY, PLANT AND EQUIPMENT (continued)

GROUP	Land and buildings RM'000	Plant and machinery RM'000	Furniture and equipment RM'000	Motor vehicles RM'000	Capital work-in-progress RM'000	Total RM'000
NET BOOK VALUE						
At 30 June 2003						
- at cost	**244,759**	**4,534**	**6,872**	**1,803**	**16,100**	**274,068**
- at valuation	**300,000**	**2,365,171**	**-**	**-**	**-**	**2,665,171**
	544,759	**2,369,705**	**6,872**	**1,803**	**16,100**	**2,939,239**
At 30 June 2002						
- at cost	250,586	2,036,600	5,846	1,984	22,579	2,317,595
- at valuation	300,000	-	-	-	-	300,000
	550,586	2,036,600	5,846	1,984	22,579	2,617,595
Depreciation charge for the financial year ended 30 June 2002	7,378	65,276	1,207	769	-	74,630

* The Group has adjusted the plant and machinery of an existing subsidiary company, Megasteel Sdn Bhd, on the acquisition of additional 40% equity interest to its fair value. The fair value is based on a valuation carried out by Mr Lim Lian Hong, a registered valuer of Raine & Horne International Zaki + Partners Sdn Bhd, an independent firm of professional valuers, on 11 January 2002 and adjusted for depreciation to the date of acquisition. The surplus arising from the fair value that relates to existing equity holding of RM138.6 million (net of deferred tax liabilities) has been credited to revaluation reserve account. It is not the Group policy to revalue such assets regularly.

Analysis of land and buildings is as follows:

GROUP	Freehold land and land improvement RM'000	Long leasehold land RM'000	Short leasehold land RM'000	Buildings RM'000	Total RM'000
COST/VALUATION					
At 1 July 2002	**317,826**	**12,870**	**7,362**	**250,671**	**588,729**
Additions	**2,779**	**335**	**-**	**167**	**3,281**
Disposals	**-**	**(1,793)**	**-**	**-**	**(1,793)**
Written off	**-**	**-**	**-**	**(843)**	**(843)**
At 30 June 2003	**320,605**	**11,412**	**7,362**	**249,995**	**589,374**
Representing items at:					
Cost	**20,605**	**11,412**	**7,362**	**249,995**	**289,374**
Valuation	**300,000**	**-**	**-**	**-**	**300,000**
	320,605	**11,412**	**7,362**	**249,995**	**589,374**

9. PROPERTY, PLANT AND EQUIPMENT (continued)

Analysis of land and buildings is as follows: (continued)

	Freehold land and land improvement RM'000	Long leasehold land RM'000	Short leasehold land RM'000	Buildings RM'000	Total RM'000
GROUP					
ACCUMULATED DEPRECIATION					
At 1 July 2002	-	728	2,871	34,544	38,143
Charge for the financial year	-	196	147	6,975	7,318
Disposals	-	(3)	-	-	(3)
Written off	-	-	-	(843)	(843)
At 30 June 2003	-	921	3,018	40,676	44,615
Representing items at:					
Cost	-	921	3,018	40,676	44,615
Valuation	-	-	-	-	-
	-	921	3,018	40,676	44,615
NET BOOK VALUE					
At 30 June 2003					
- cost	20,605	10,491	4,344	209,319	244,759
- valuation	300,000	-	-	-	300,000
	320,605	10,491	4,344	209,319	544,759
At 30 June 2002					
- cost	17,826	12,142	4,491	216,127	250,586
- valuation	300,000	-	-	-	300,000
	317,826	12,142	4,491	216,127	550,586
Depreciation charge for the financial year ended 30 June 2002	-	181	147	7,050	7,378

The freehold land has been charged to financial institutions for credit facilities granted to a subsidiary company.

The revalued freehold land and plant and machinery if stated at cost less depreciation would amount to RM35.0 million (2002: RM35.0 million) and RM1.96 billion (2002: Nil) respectively as at the financial year end.

Other property, plant and equipment with the carrying value of RM2.63billion (2002: RM2.37 billion) have also been charged to financial institutions as securities for credit facilities.

The net book value of motor vehicles acquired under hire purchase amounted to RM508,087 (2002: RM373,579) as at the financial year end.

Land and strata titles for certain leasehold land and buildings of a subsidiary company with the net book value of RM 9.7 million (2002: RM11.5 million) have not been issued by the relevant authorities.

10. SUBSIDIARY COMPANIES

	COMPANY	
	2003	**2002**
	RM'000	**RM'000**
Unquoted shares at cost	**41,758**	41,758
Accumulated impairment losses	**(11,856)**	(3,556)
	29,902	38,202
Megasteel Sub-Bond (A)	**2,071,126**	-
	2,101,028	38,202

The Megasteel Sub-Bond (A) has been charged as a security for the LCB Bonds and the LCB Debts issued by the Company.

Investments in subsidiary companies totalling RM29.9 million have been charged as security for the LCB Bonds and the LCB Debts issued by the Company.

The subsidiary companies are:

Name of Company	Country of Incorporation	Holding in Equity		Principal Activities
		2003	**2002**	
		%	%	
Bersatu Investments Company Limited *	Hong Kong	**71**	71	# Ceased operations
Glit Investments Company Limited *	Hong Kong	**100**	100	# Dormant
Kinabalu Car Distributors Sdn Bhd *	Malaysia	**100**	100	# Dormant
Kinabalu Motor Assembly Sendirian Berhad *	Malaysia	**50.01**	50.01	Assembly of commercial vehicles
KMA Marketing Sdn Bhd *	Malaysia	**100**	100	# Trading of motor vehicles
LCB Harta (M) Sdn Bhd	Malaysia	**100**	100	Treasury business
Limpahjaya Sdn Bhd	Malaysia	**100**	100	Investment holding
Lion Com Sdn Bhd	Malaysia	**100**	100	# Investment holding
Lion Construction & Engineering Sdn Bhd	Malaysia	**100**	100	Construction and civil engineering work
Lion Excellent Sdn Bhd	Malaysia	**100**	100	Ceased operations
Lion-Fichet (HK) Limited *	Hong Kong	**100**	100	# Ceased operations
Lion Fichet Sdn Bhd	Malaysia	**100**	100	# Ceased operations
Lion General Trading & Marketing (S) Pte Ltd *	Singapore	**100**	100	General merchant
Lion Rubber Works Sdn Bhd	Malaysia	**100**	100	Ceased operations
Lion Steelworks Sdn Bhd	Malaysia	**100**	100	Manufacture and distribution of office equipment and related steel products
Lion Trading & Marketing Sdn Bhd	Malaysia	**100**	100	Trading and marketing agency for the distribution of office equipment, security equipment and steel related products
Logic Concepts (M) Sdn Bhd	Malaysia	**71**	71	# Ceased operations

10. SUBSIDIARY COMPANIES (continued)

The subsidiary companies are: (continued)

Name of Company	Country of Incorporation	Holding in Equity 2003 %	Holding in Equity 2002 %		Principal Activities
Logic Concepts (S) Pte Ltd *	Singapore	**100**	100		# Ceased operations
Logic Furniture (M) Sdn Bhd	Malaysia	**91**	91		# Ceased operations
Logic Furniture (S) Pte Ltd *	Singapore	**100**	100		# Ceased operations
Lyn (Pte) Ltd *	Singapore	**79**	79		# Investment holding
Megasteel Sdn Bhd	Malaysia	**90**	50	**	# Manufacturing of hot rolled coils, bands, plates and sheets
PMB Building System Sdn Bhd	Malaysia	**100**	100		# Investment holding
PMB Jaya Sdn Bhd (formerly known as Lion Sankyu Tekko Sdn Bhd)	Malaysia	**80**	80		# Ceased operations
Secretarial Communications Sdn Bhd	Malaysia	**100**	100		# Share registration and secretarial services
Umevest Sdn Bhd	Malaysia	**100**	100		# Investment holding

Note: * Financial statements of subsidiary companies not audited by Ong Boon Bah & Co.
** Holding in equity represents 50% plus 1 share
# Holding in equity by subsidiary companies

11. ASSOCIATED COMPANIES

	GROUP 2003 RM'000	GROUP 2002 RM'000	COMPANY 2003 RM'000	COMPANY 2002 RM'000
Quoted shares in Malaysia at cost	**1,179,588**	375,581	**1,039,154**	259,265
Accumulated impairment losses	**(33,326)**	-	**(210,511)**	(161,756)
	1,146,262	375,581	**828,643**	97,509
Unquoted shares at cost	**1,540**	1,540	**1,540**	1,540
	1,147,802	377,121	**830,183**	99,049
Share of post-acquisition results and reserves	**(385,132)**	(375,676)	**-**	-
	762,670	1,445	**830,183**	99,049
Market value of quoted shares	**273,357**	33,292	**255,623**	20,721
Represented by:				
Share of net assets other than goodwill	**363,117**	1,445		
Share of goodwill in associated companies	**214,984**	-		
	578,101	1,445		
Unamortised goodwill on acquisition	**(318,663)**	-		
Unamortised reserve on acquisition	**503,232**	-		
	762,670	1,445		

11. ASSOCIATED COMPANIES (continued)

Amsteel Corporation Berhad Group is holding 24.7% (2002: 20.2%) equity interest in Lion Corporation Berhad as at the end of the financial year.

Certain quoted shares of associated company amounting to RM142.9 million have been charged to financial institutions as security for credit facilities granted to the Group.

The associated companies are:

Name of Company	Country of Incorporation	Holding in Equity 2003 %	Holding in Equity 2002 %	Accounting Year End	Principal Activities
Amsteel Corporation Berhad	Malaysia	**38.2** # **1.9**	19.4 # 10.0	30 June	Investment holding
Lion Industries Corporation Berhad	Malaysia	**41.6** # **3.5**	-	30 June	Investment holding and property development
Lion Plantations Sdn Bhd	Malaysia	**30**	30	30 June	Investment holding

Held by subsidiary companies.

12. INVESTMENTS

	GROUP 2003 RM'000	GROUP 2002 RM'000	COMPANY 2003 RM'000	COMPANY 2002 RM'000
Unquoted shares at cost	**183**	13,265	**-**	11,150
Allowance for diminution in value	**(123)**	(123)	**-**	-
	60	13,142	**-**	11,150
Quoted shares in Malaysia at cost	**30,179**	30,179	**27,177**	27,177
Allowance for diminution in value	**(5,008)**	(2,107)	**(2,378)**	(346)
	25,171	28,072	**24,799**	26,831
Other investment at cost	**25**	25	**-**	-
Total	**25,256**	41,239	**24,799**	37,981
Market value of quoted shares	**10,743**	6,946	**10,371**	6,497

13. INTANGIBLE ASSETS

	GROUP 2003 RM'000	GROUP 2002 RM'000
Goodwill on consolidation		
At 1 July	**27,503**	27,503
Acquisition of addition 40% equity interest in a subsidiary company	**590,210**	-
At 30 June	**617,713**	27,503
Cumulative amortisation at 1 July	**(7,513)**	(6,421)
Amortisation for current financial year	**(8,962)**	(1,092)
Cumulative amortisation at 30 June	**(16,475)**	(7,513)
Net	**601,238**	19,990
Deferred expenditure		
Pre-commercial production expenses	**148,104**	148,104
Cumulative amortisation at 1 July	**(32,088)**	(17,278)
Amortisation for current financial year	**(14,811)**	(14,810)
Cumulative amortisation at 30 June	**(46,899)**	(32,088)
Net	**101,205**	116,016
Total	**702,443**	136,006

14. INVENTORIES

	GROUP 2003 RM'000	GROUP 2002 RM'000
At cost:		
Raw materials	**144,988**	106,489
Work-in-progress	**3,314**	2,209
Finished goods	**106,405**	230,480
General and consumables stores	**75,423**	59,609
Goods-in-transit	**18**	32
	330,148	398,819
At net realisable value:		
Raw materials	**6,589**	2,008
Finished goods	**6,800**	6,170
Total	**343,537**	406,997

The carrying amount of raw materials and finished goods stated at net realisable value as at 30 June 2003 are RM9.8 million and RM8.0 million (2002: RM2.9 million and RM9.6 million) respectively.

Inventories with carrying value of RM306.6 million (2002: RM368.7 million) are pledged to financial institutions for credit facilities.

15. TRADE AND OTHER RECEIVABLES

	GROUP 2003 RM'000	GROUP 2002 RM'000	COMPANY 2003 RM'000	COMPANY 2002 RM'000
Current				
Trade receivables	**125,005**	231,012	**-**	-
Allowance for doubtful debts	**(14,333)**	(14,120)	**-**	-
	110,672	216,892	**-**	-
Retention monies	**559**	4,012	**-**	-
Allowance for doubtful debts	**(106)**	(106)	**-**	-
	453	3,906	**-**	-
Other receivables, deposits and prepayments	**273,975**	310,463	**964**	8,005
Allowance for doubtful debts	**(949)**	(51,759)	**-**	-
Interest in suspense	**(226)**	(4,997)	**(41)**	(41)
	272,800	253,707	**923**	7,964
Gross amount due from contract customers (see below)	**1,478**	1,678	**-**	-
Total current portion	**385,403**	476,183	**923**	7,964
Non current				
Long term receivable	**230,125**	-	**-**	-

Included in other receivables, deposits and prepayments of the Group is prepayment for purchase of raw materials of a subsidiary company amounting to RM114.0 million (2002: RM99.7 million).

Included also in other receivables of the Group for financial year 2002 were certain amounts due from related parties as disclosed in Note 30.

The long term receivable is due from Khazanah Nasional Berhad ("Khazanah"), which arose from the issue of the Megasteel Sub-Bond (B) to Khazanah (refer to Note 23). The amount is unsecured, bear interest rate of 1% per annum and is repayable after five years.

The Group's normal trade credit term range from 5 days to 60 days. Other credit terms are assessed and approved on a case-by-case basis.

The Group has no significant concentration of credit risk that may arise from exposures to a single customer or to groups of customers.

Gross amount due from contract customers, pertaining to a subsidiary company, is as follows:

	GROUP 2003 RM'000	GROUP 2002 RM'000
Contract cost to date	**60,419**	63,818
Attributable profits	**1,474**	1,422
	61,893	65,240
Progress billings	**(60,415)**	(63,562)
Gross amount due from contract customers	**1,478**	1,678

15. TRADE AND OTHER RECEIVABLES (continued)

Gross amount due from contract customers, pertaining to a subsidiary company, is as follows: (continued)

As of 30 June 2003, retention monies held by customers for contract work amounted to RM0.4 million (2002: RM4.0 million).

The following amount was charged to construction contract during the financial year:

	GROUP	
	2003 RM'000	2002 RM'000
Depreciation	-	8

16. AMOUNT DUE FROM/(TO) SUBSIDIARY COMPANIES

	COMPANY	
	2003 RM'000	2002 RM'000
(a) Current		
Amount due from subsidiary companies	**1,571,746**	539,575
Allowance for doubtful debts	**(9,744)**	(19,654)
Interest in suspense	**(186)**	(186)
	1,561,816	519,735
Amount due to subsidiary companies (included under current liabilities)	**(145,263)**	(13,097)

The amounts due from/(to) subsidiary companies which arose mainly from inter-company advances and payments made on behalf are unsecured and have no fixed repayment terms. The amounts due from subsidiary companies bear a weighted average effective interest rate of 2.9% per annum and the amounts due to subsidiary companies bear a weighted average effective interest rate of 1.0% per annum.

	COMPANY	
	2003 RM'000	2002 RM'000
(b) Non current		
Amount due to a subsidiary company	**(2,071,126)**	-

The amount due to a subsidiary company arose mainly from the Company's investment in Megasteel Sub-Bond (A), an instrument which confer the Company a contractual right to receive the proposed pre-determined yearly amount of cash flow from Megasteel Sdn Bhd, under the GWRS. The amount is unsecured, bears an effective interest rate of 1% per annum and is repayable after five years.

17. DEPOSITS WITH FINANCIAL INSTITUTIONS

The deposits of the Group and Company carry an average effective interest rate of 2.7% (2002: 2.7%) per annum and 2.7% (2002: 2.6%) per annum respectively and have an average maturity of 1 day (2002: 1 day) and 30 days (2002: 30 days) repectively.

18. TRADE AND OTHER PAYABLES

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Trade payables	**370,582**	446,635	-	-
Other payables and accruals	**187,510**	562,840	**28,763**	93,362
Gross amount due to contract customers (see below)	-	1,851	-	-
Hire purchase liabilities (Note 26)	**127**	82	-	-
Project payables (Note 26)	**58,086**	228,797	-	-
	616,305	1,240,205	**28,763**	93,362

Included in other payables and accruals of the Group are interest charges of RM24.1 million (2002: RM292.3 million) and construction costs for plant and machinery payable of RM73.6 million (2002: RM85.6 million).

Included in other payables and accruals of the Company for the financial year 2002 were interest charges of RM71.9 million.

The normal credit terms granted to the Group range from 30 days to 180 days.

Gross amount due to contract customers, pertaining to a subsidiary company, is as follows:

	GROUP	
	2003 RM'000	2002 RM'000
Contract cost to date	-	159,069
Attributable profits	-	2,629
	-	161,698
Progress billings	-	(163,549)
Gross amount due to contract customers	-	(1,851)

The following amount was charged to construction contract during the financial year:

	GROUP	
	2003 RM'000	2002 RM'000
Depreciation	**1**	1

19. BANK OVERDRAFTS

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Secured	**12,089**	16,417	-	-
Unsecured	**1,959**	4,604	-	1,983
	14,048	21,021	-	1,983

Bank overdrafts of certain subsidiary companies are secured by way of a first and second legal charge over its landed properties and a first fixed and floating charge on the entire assets and undertakings of the subsidiary companies.

19. BANK OVERDRAFTS (continued)

The bank overdrafts are subject to interest rates varying between 7.7% to 9.6% (2002: 7.0% to 9.1%) per annum. The weighted average effective interest rate for the bank overdrafts is 8.4% (2002: 8.1%) per annum.

20. SHORT TERM BORROWINGS

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Term loans:				
Portion repayable within one year (Note 24)	**455,236**	867,757	-	100,000
Unsecured:				
Bills payable	**1,395**	153	-	-
Revolving credits	**252**	50,750	-	47,500
Short term loans	-	87,400	-	87,400
	1,647	138,303	-	134,900
Secured:				
Bills payable	**104,462**	110,330	-	-
Revolving credits	**41,839**	41,839	-	-
Short term loans	**21,506**	110,000	-	-
	167,807	262,169	-	-
Total	**624,690**	1,268,229	-	234,900

Bills payable, revolving credits and short term loans of certain subsidiary companies are secured by way of first and second legal charge over their landed properties and floating charges on the entire assets and undertaking of the subsidiary companies.

Short term loan of a subsidiary company is also secured against the investment in an associated company of the Group.

The bills payable, revolving credits and short term loans are subject to interest rates varying between 3.4% to 4.7% (2002: 3.4% to 4.8%) per annum, 3.0% to 5.9% (2002: 3.0% to 5.9%) per annum and 5.5% (2002: 8.0% to 9.0%) per annum respectively.

Included in the unsecured outstanding revolving credits of the Company for the financial year 2002 is an amount of RM10.0 million which has been sold by the licensed banks to Danaharta Urus Sdn Bhd. The amount has been converted into LCB Bonds and shares upon the implementation of the GWRS during the financial year.

The weighted average effective interest rates charge for respective credit facilities are as follows:

	GROUP		COMPANY	
	2003 %	2002 %	2003 %	2002 %
Bills payable	**4.3**	4.4	-	-
Revolving credits	**6.8**	7.4	-	10.1
Short term loans	**5.5**	9.0	-	11.3

21. SHARE CAPITAL

	GROUP AND COMPANY 2003 RM'000	2002 RM'000
Ordinary shares of RM1.00 each		
(a) Authorised:		
At 1 July	**500,000**	500,000
Capital reconstruction	**(150,000)**	-
Additional	**1,650,000**	-
At 30 June	**2,000,000**	500,000
(b) Issued and fully paid:		
At 1 July	**182,896**	182,896
Capital reconstruction	**(54,869)**	-
Shares issued under GWRS	**791,014**	-
At 30 June	**919,041**	182,896

As at 30 June 2003, there were 91,380,750 unexercised warrants with a right to subscribe for ordinary shares in the Company on the basis of one new ordinary share for every one warrant held at the subscription price of RM2.60 per ordinary share. The exercise period of the warrants has been further extended from 10 December 2003 to 10 December 2004 as announced on 10 September 2003.

The ESOS for the eligible executives and executive directors of the Group was approved by the shareholders of the Company on 22 March 2000. The ESOS became effective on 16 May 2000 and will expire on 15 May 2005. There were no options granted during the financial year.

As at 30 June 2003, there were 1,090,000 unissued shares under options granted pursuant to the ESOS.

The main features of the ESOS are as follows:

(a) Executive directors and confirmed executive employees of the Group who have been employed for a period of at least one year shall be eligible to participate in the ESOS.

(b) The maximum number of new shares in the Company which may be issued and allotted pursuant to the exercise of options granted under the ESOS shall not exceed 10% of the issued and paid-up share capital of the Company at any point of time during the existence of the ESOS.

(c) No options shall be granted for less than 1,000 ordinary shares nor more than the maximum allowable allotment and shall be in multiples of 1,000 ordinary shares.

(d) The options price of each ordinary share under the ESOS shall be determined by the Board upon the recommendation of the ESOS Committee which is at a discount of not more than 10% on the weighted average market price of the shares for the five market days immediately preceding the date of offer, or the par value of each ordinary share, whichever is higher.

(e) The ESOS shall continue to be in force for a period of 5 years and the Company may, if the Board deems fit upon the recommendation of the ESOS Committee, renew the ESOS for a further 5 years, without further approval of the relevant authorities.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

21. SHARE CAPITAL (continued)

The movements of number of options granted and exercised pursuant to the ESOS during the financial year are as follows:

Granted on	Subscription price per share	Balance as at 1.7.2002	Granted	Exercised	Adjustment for capital reconstruction	Lapsed	No. of shares unissued as at 30.6.2003
22.5.2000	RM2.69	1,660,000	-	-	411,000	159,000	1,090,000

22. RESERVES

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Non-distributable:				
Share premium	**75,032**	55,067	**75,032**	55,067
Reserve on consolidation	**607**	639	-	-
Revaluation reserve (Note 27)	**247,367**	108,738	-	-
Capital reserves	**76,783**	288,222	-	-
Translation reserves	**2,510**	2,602	-	-
	402,299	455,268	**75,032**	55,067
Distributable:				
Accumulated losses	**(670,022)**	(992,007)	**(295,375)**	(226,748)
	(267,723)	(536,739)	**(220,343)**	(171,681)

Capital reserves comprise mainly share of post acquisition reserves of an associated company, Amsteel Corporation Berhad, and gains recorded by a subsidiary company which was incorporated pursuant to the GWRS during the financial year to manage the Ringgit Malaysia debts and the United States Dollar debts.

23. BONDS

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Non current				
Secured:				
- LCB Bond	**1,541,694**	-	**1,541,694**	-
- LCB Debts	**10,161**	-	**10,161**	-
Unsecured bond:				
- Megasteel Sub-Bond (B)	**230,126**	-	**-**	-
	1,781,981	-	**1,551,855**	-
Current				
Secured:				
- LCB Bond	**24,612**	-	**24,612**	-
- LCB Debts	**41**	-	**41**	-
3% Redeemable Bank Guaranteed Bonds 1997/2002	**-**	350,000	**-**	350,000
	24,653	350,000	**24,653**	350,000

23. **BONDS (continued)**

	GROUP		COMPANY	
	2003	2002	2003	2002
	RM'000	RM'000	RM'000	RM'000
Total				
Secured:				
- LCB Bond	**1,566,306**	-	**1,566,306**	-
- LCB Debts	**10,202**	-	**10,202**	-
Unsecured bond:				
- Megasteel Sub-Bond (B)	**230,126**	-	**-**	-
3% Redeemable Bank Guaranteed Bonds 1997/2002	**-**	350,000	**-**	350,000
	1,806,634	350,000	**1,576,508**	350,000

The bonds and debts are repayable over the following periods:

	GROUP		COMPANY	
	2003	2002	2003	2002
	RM'000	RM'000	RM'000	RM'000
Within one year	**24,653**	350,000	**24,653**	350,000
From one to two years	**347,709**	-	**347,709**	-
From two to five years	**1,434,272**	-	**1,204,146**	-
	1,806,634	350,000	**1,576,508**	350,000

On 14 March 2003, the Company ("LCB") has issued the following zero coupon redeemable secured bonds ("LCB Bonds") and debts ("LCB Debts"):

(i) RM45.445 million (present value as at the date of issue) Class A LCB Bonds, having a maturity date of 31 December 2004 as part of the settlement of debts;

(ii) RM474.836 million (present value as at the date of issue) Class B (a) LCB Bonds, having a maturity date of 31 December 2009 as part of the settlement of debts;

(iii) RM1,071.826 million (present value as at the date of issue) Class B (b) LCB Bonds, having a maturity date of 31 December 2011 as part of the consideration for the acquisition of an additional 40% equity interest in Megasteel Sdn Bhd ("Megasteel") and of 224.540 million shares in Lion Industries Corporation Berhad; and

(iv) USD2.628 million (present value as at the date of issue) LCB Debts, having a maturity date of 31 December 2009 as part of the settlement of debts.

On 14 March 2003, Megasteel, a subsidiary company, has also issued RM226.71 million (present value as at the date of issue) Megasteel Sub-Bond (B), having a maturity date of 31 December 2011 to Khazanah. The Megasteel Sub-Bond (B) is an instrument which confers Khazanah a contractual right to receive the proposed pre-determined yearly amount of cash flow from Megasteel, is unsecured and is repayable after five years.

The cash yields to maturity from 14 March 2003 to the date of actual redemption of the above bonds and debts are as follows:

Class A LCB Bonds	6.00%
Class B (a) LCB Bonds	5.75%
Class B (b) LCB Bonds	7.75%
LCB Debts	5.00%
Megasteel Sub-Bond (B)	1.00%

23. **BONDS (continued)**

Securities for the LCB Bonds and the LCB Debts

The Security Trustee shall hold the following securities for the benefit of the holders of the LCB Bonds and the LCB Debts:

(i) The assets included in the Proposed Divestment Programme ("PDP") for the LCB Group. If there is an existing security on any such assets as at 14 March 2003 ("Existing Charge"), the Security Trustee will take a lower priority security interest.

(ii) The CPB Inter-Co Repayment receivable by LCB.

(iii) The Redemption Account held by LCB. The Redemption Account will capture the "Dedicated Cash Flows" held by LCB.

Dedicated Cash Flows mean cash flows from the following sources:

- net surplus proceeds from the disposal of any assets in the PDP for the LCB Group over which there is an Existing Charge, if applicable;
- net proceeds from the disposal of any assets in the PDP for LCB Group over which there is no Existing Charge;
- proceeds from the redemption of the CPB Inter-Co Repayment received by LCB including any loyalty payment received following the full repayment of the CPB Inter-Co Repayment;
- subject to the proportions allocated to holders of the LCB Bonds and the LCB Debts, net proceeds from the disposal of any assets of the LCB Group (other than assets in the PDP for the LCB Group);
- Megasteel's dividends for years 2006 and 2007 and redemption of the Megasteel Sub-Bond (A) from year 2008 to year 2011; and
- cash injection to be undertaken in year 2011.

In relation to the LCB Bonds and the LCB Debts, LCB covenants, amongst others, that LCB will not without the prior written consent of the Trustee,

(i) Indebtedness

Create, incur, assume, guarantee or permit to exist any indebtedness except such permitted indebtedness, ie.

At any time, any indebtedness for borrowed money incurred or assumed by LCB, any of its subsidiary companies, any scheme company and any security party in respect of which the aggregate principal amount committed or provided by the lenders together with the aggregate amount of all indebtedness of LCB, any of its subsidiary companies and any scheme company and any security party at the time of its incurrence does not exceed the following limits:

(a) where the total amounts made for the redemption and purchase of the LCB Bonds and the total amounts made for the redemption and purchase of the LCB Debts (collectively, "Redemption and Repayment Amounts") paid by LCB up to that time are less than 50% of the aggregate Redemption and Repayment Amounts payable under the LCB Bonds and the LCB Debts, the limit shall be 20% of that Redemption and Repayment Amounts paid by LCB up to that time;

23. BONDS (continued)

In relation to the LCB Bonds and the LCB Debts, LCB covenants, amongst others, that LCB will not without the prior written consent of the Trustee, (continued)

(i) Indebtedness (continued)

(b) where Redemption and Repayment Amounts paid by LCB up to that time are equal to or exceeding 50% but less than 75% of the aggregate Redemption and Repayment Amounts payable under the LCB Bonds and the LCB Debts, the limit shall be 35% of that Redemption and Repayment Amounts paid by LCB up to that time; and

(c) where the total Redemption and Repayment Amounts paid by LCB up to that time are equal to or more than 75% of the aggregate Redemption Amounts payable under the LCB Bonds and the LCB Debts, the limit shall be 50% of the total Redemption and Repayment Amounts paid by LCB up to that time.

(ii) Disposal of assets in PDP

Dispose assets/shares in the PDP if:

(a) the realisable value of the asset is above RM5 million; and

(b) the disposal price is at a discount of 20% or more of the market value of the assets; or

(c) the sale of asset is to a related party.

(iii) Disposal of residual assets

Dispose assets not in the PDP if:

(a) the disposal price is in excess of RM25 million or 20% of the audited consolidated net tangible assets ("NTA") of LCB, whichever is lower; and

(b) the disposal is at a discount of 20% or more of the market value of the asset.

(iv) Capital expenditure

Incur and/or cause its subsidiary companies to incur any capital expenditure:

(a) for any new investment which is not within the core business of LCB or such subsidiary company as at the date of the Trust Deed; and

(b) exceeding 25% of the consolidated NTA of LCB.

(v) Material litigation

LCB will promptly notify the Trustee/lender of any litigation where the value is equal or exceeds 5% of the consolidated NTA of LCB.

The main financial covenants of the Megasteel Sub-Bonds are as follows:

(a) The ratio of the debts to tangible net worth of Megasteel shall not exceed 3:1.

(b) The debt service cover ratio of Megasteel shall not be less than 1.2:1.

(c) The ratio of current assets to current liabilities of Megasteel shall not be less than 0.4:1.

(d) The finished goods stock turnover period of Megasteel shall not exceed 30 days as at the end of each quarter.

23. BONDS (continued)

The main financial covenants of the Megasteel Sub-Bonds are as follows: (continued)

(e) The trade debtors collection period of Megasteel shall not exceed 25 days as at the end of each quarter.

3% Redeemable Bank Guaranteed Bonds 1997/2002 ("RBG Bonds")

On 19 December 1997, the Company issued RM350,000,000 nominal value of RBG Bonds with 91,380,750 detachable warrants under a "Bought-Deal" basis. The Bonds were constituted under a Trust Deed dated 18 December 1997.

The RBG Bonds have been redeemed in full on 19 December 2002.

The warrants which were constituted by a Deed Poll dated 18 December 1997, were offered on a renounceable basis of three (3) warrants for every four (4) existing shares held. Each warrant will entitle its registered holder to subscribe for one new share at RM2.60 during the exercise period.

The new shares allotted and issued upon the exercise of the subscription rights shall be fully paid and shall rank pari passu in all respects with the then existing shares including any entitlement to any dividends, rights, allotments or other distributions except that such new shares shall not rank for any dividends, rights, allotments or other distributions on or before the entitlement date of which is before the allotment of the new shares.

As at 30 June 2003, there were a total of 91,380,750 warrants not exercised.

On 21 June 1999, the Securities Commission had approved the extension of the duration and exercise period of the warrants (the "Extension") on the following basis:

(i) the duration and exercise period of the warrants would be initially extended for a period of one year from 10 December 2002 to 10 December 2003 (initial extension period); and

(ii) subsequent to the expiry date of warrants being extended up to and including 10 December 2003, the duration and exercise period of the warrants would, subject to certain conditions, be further extended on a yearly basis from the initial extension period up to 10 June 2008.

The shareholders and warrant holders had approved the Extension on 10 November 1999.

The exercise period of the warrants has been further extended from 10 December 2003 to 10 December 2004 as announced on 10 September 2003.

24. LONG TERM BORROWINGS

Term loans

	GROUP		COMPANY	
	2003	2002	2003	2002
	RM'000	RM'000	RM'000	RM'000
Secured	**1,795,796**	1,677,962	-	100,000
Portion repayable within one year and included under current liabilities (Note 20)	**(455,236)**	(867,757)	-	(100,000)
	1,340,560	810,205	-	-

The term loans are repayable over the following periods:

	GROUP		COMPANY	
	2003	2002	2003	2002
	RM'000	RM'000	RM'000	RM'000
Within one year (Note 20)	**455,236**	867,757	-	100,000
From one to two years	**494,465**	281,302	-	-
From two to five years	**846,095**	528,903	-	-
	1,795,796	1,677,962	-	100,000

The term loans of the subsidiary companies are secured by way of a first fixed and floating charge over the assets of the subsidiary companies concerned.

The term loans are subject to interest rates at 1.75% (2002: 1.63% to 1.75%) above the commercial bank's base lending rates/London Inter Bank Offer Rate. The weighted average effective interest rate of term loans is 5.1% (2002: 5.7%) per annum.

25. DEFERRED TAX LIABILITIES

	GROUP	
	2003	2002
	RM'000	RM'000
At 1 July (Note 27)	**13,603**	13,620
Recognised in the income statement (Note 7)	-	(17)
Arising from fair value adjustment of a subsidiary company's plant and machinery on acquisition of an additional 40% equity interest	**107,822**	-
At 30 June	**121,425**	13,603

The Group's movements in deferred tax liabilities during the financial year (prior to offsetting of balances) comprise the following:

	Accelerated capital allowances RM'000	Revaluation reserve RM'000	Total RM'000
Deferred tax liabilities			
At 1 July 2002	353	13,250	13,603
Arising from fair value adjustment of a subsidiary company's plant and machinery on acquisition of an additional 40% equity interest	-	107,822	107,822
At 30 June 2003	353	121,072	121,425

25. DEFERRED TAX LIABILITIES (continued)

Deferred tax assets have not been recognised in respect of the following items:

	GROUP		COMPANY	
	2003 RM'000	**2002 RM'000**	**2003 RM'000**	**2002 RM'000**
Unused tax losses	**192,303**	196,725	**-**	-
Unabsorbed capital allowances	**4,776**	5,266	**17**	17
Unabsorbed reinvestment allowances	**1,881**	1,881	**-**	-
	198,960	203,872	**17**	17
Estimated tax exempt account available for the payment of tax exempt dividend	**17,442**	17,442	**17,442**	17,442

The unabsorbed tax losses, capital allowances and reinvestment allowances carried forward are subject to agreement by the tax authorities.

A subsidiary company has been granted pioneer status under the Promotion of Investment Act, 1986. The Pioneer incentive is given for a period of 5 years from 1 February 2000 to 31 January 2005 with an option to extend for another 5 years thereafter.

26. DEFERRED LIABILITIES

	GROUP	
	2003 RM'000	**2002 RM'000**
Hire purchase liabilities		
Payable within one year	**156**	101
Payable between 1 and 5 years	**396**	300
	552	401
Finance charges	**(100)**	(79)
	452	322
Portion payable within one year (Note 18)	**(127)**	(82)
	325	240
Project payables - unsecured	**182,702**	228,797
Portion due within one year (Note 18)	**(58,086)**	(228,797)
	124,616	-
Total deferred liabilities	**124,941**	240

The hire purchase liabilities are repayable over the following period:

	GROUP	
	2003 RM'000	**2002 RM'000**
Due within one year (Note 18)	**127**	82
Due between one and five years	**325**	240
	452	322

26. DEFERRED LIABILITIES (continued)

The hire purchase liabilities carry interest rates ranging from 3.9% to 5.0% (2002: 4.7% to 5.0%) per annum.

Project payables represent construction costs for plant and machinery payable. The amount is unsecured, interest free and is repayable within one to two years.

27. PRIOR YEAR ADJUSTMENT

In previous years, deferred tax liabilities are recognised for timing differences only to the extent that a tax liability was expected to materialise in the foreseeable future and deferred tax assets are recognised only where there is a reasonable expectation of their realisation. During the financial year, the Group has changed its accounting policies in recognition of deferred tax liabilities and assets to comply with MASB 25 Income Taxes. Under MASB 25, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised.

This change in accounting policy has been accounted for retrospectively.

The effect of the new accounting policy on the financial statements is as follows:

	As previously reported RM'000	Effect of change in accounting policy RM'000	As restated RM'000
GROUP			
Provision for deferred tax liabilities on revaluation of freehold land made previously:			
At 1 July 2001			
- Revaluation reserve	116,453	(7,715)	108,738
- Deferred tax liabilities	370	13,250	13,620
- Minority interests	392,503	(5,535)	386,968
At 1 July 2002			
- Revaluation reserve	116,453	(7,715)	108,738
- Deferred tax liabilities	353	13,250	13,603
- Minority interests	356,862	(5,535)	351,327

28. COMMITMENTS

Capital commitments

As of the end of the financial year, the Group has the following capital commitments:

	GROUP 2003 RM'000	GROUP 2002 RM'000
Capital expenditure for property, plant and equipment:		
- approved and contracted for	**58,802**	15,795
- approved but not contracted for	**89,680**	66,200
	148,482	81,995

29. CONTINGENT LIABILITIES

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Guarantees in respect of loans and credit facilities granted to subsidiary companies - unsecured	-	-	**49,334**	50,018
Interest payable on late payment to a trade payable still under negotiation by a subsidiary company - unsecured	**427**	427	-	-
Litigation *	**342**	342	-	-
	769	769	**49,334**	50,018

* Represents a claim made against a subsidiary company for the breach of the memorandum of sublet of property and the cost of repair to the property. The directors are of the opinion that there is no merit to the claim made and they do not expect any material loss to arise therefrom. Accordingly, no provision has been made in the financial statements.

30. SIGNIFICANT RELATED PARTY TRANSACTIONS

Related parties are entities in which a Director or a substantial shareholder of the Company or its subsidiaries or persons connected to such Director or substantial shareholder has an interest, excluding those parties disclosed as related companies in the financial statements.

a) Significant related party transactions during the financial year are as follows:

Name of Company	Type of transaction	GROUP 2003 RM'000	GROUP 2002 RM'000
i) With Amsteel Corporation Berhad Group ("Amsteel"):			
Lion Tooling Sdn Bhd	Trade purchases	**2,407**	1,940
Singa Logistics Sdn Bhd	Logistic services	**8,429**	4,033
Amalgamated Rolling Mill Sdn Bhd	Trade purchases	**3,707**	3,705
ii) With Lion Industries Corporation Berhad Group ("LICB"):			
Amsteel Mills Sdn Bhd	Trade sales	**85,986**	145,308
	Trade purchases	**169,350**	167,423
JOPP Builders Sdn Bhd	Interest income	-	**4,956**

Amsteel and LICB are associated companies of the Company.

Name of Company	Type of transaction	GROUP 2003 RM'000	GROUP 2002 RM'000
iii) With other related parties			
Bright Steel Sdn Bhd	Trade sales	**67,953**	47,825
	Trade purchases	**2,369**	1,601
Bright Steel Service Centre Sdn Bhd	Trade purchases	**800**	501
	Trade sales	**5,946**	5,130

30. SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

a) Significant related party transactions during the financial year are as follows: (continued)

Name of Company	Type of transaction	GROUP 2003 RM'000	GROUP 2002 RM'000
Lion Holdings Pte Ltd	Trade purchases	**53,813**	72,785
Lion Plate Mills Sdn Bhd	Trade sales	**11,015**	-
Affin Insurance Brokers Sdn Bhd	Purchase of insurance	**11,179**	6,752
Lion Suzuki Motor Sdn Bhd	Trade purchases	**2,393**	6,088
	Assembly fees for motor vehicles	-	214
Silverstone Berhad	Trade purchases	-	241
Silverstone Corporation Berhad	Management services	**465**	1,828

Bright Steel Sdn Bhd and Bright Steel Service Centre Sdn Bhd are subsidiary companies of Amalgamated Containers Berhad, a company in which certain Directors of the Company are substantial shareholders and/or directors.

Lion Holdings Pte Ltd and Lion Plate Mills Sdn Bhd are companies in which certain Directors and substantial shareholders of the Company have an interest.

Affin Insurance Brokers Sdn Bhd is a subsidiary company of Affin Holdings Berhad, a company in which a substantial shareholder is also a substantial shareholder of the Company.

Silverstone Berhad and Lion Suzuki Motor Sdn Bhd are subsidiary companies of Silverstone Corporation Berhad, a company in which certain Directors of the Company are substantial shareholders and directors.

The Directors of the Company are of the opinion that the above transactions have been entered in the normal course of business and have been established under terms that are no more favourable to the related parties than those arranged with independent third parties.

Included in the other receivables, deposits and prepayments of the Group for the financial year 2002 was an amount of RM108.8 million net of allowance for doubtful debts of RM14.8 million due from a related party which arose from advance claim. The amount has been settled under the GWRS during the financial year.

Included also in the other receivables, deposits and prepayments of the Group for the financial year 2002 was an amount of RM7.2 million net of allowance for doubtful debts of RM36.0 million due from Secomex Manufacturing Sdn Bhd, a related party, which arose from supplying of utilities net off against trade purchases which is unsecured and interest free. The Company ceased to be a related party during the financial year.

b) ESOS granted to Directors

Share options over ordinary share in the Company granted to executive Directors of the Company during the financial year are as follows:

	Number of options over ordinary share			
	Granted during the financial year		Unexercised options at financial year end	
	2003	2002	2003	2002
Tan Sri William H.J. Cheng	-	-	**123,000**	175,000

31. SEGMENTAL ANALYSIS

The Group is organised into three major business segments:

(i) Steel - manufacturing of hot rolled coils, bands, plates and sheets

(ii) Manufacturing - manufacture and distribution of office equipment, security equipment and steel related products

(iii) Motor - assembly of commercial vehicles and trading of motor vehicles

Other business segments comprise investment holding, treasury business, construction and civil engineering work and, share registration and secretarial services.

No geographical segmental analysis is presented as the Group operates principally in Malaysia.

The Directors are of the opinion that all inter-segment transactions were carried out on terms and conditions not materially different from those obtainable in transactions with independent third parties.

Primary reporting format – business segments

2003	Steel RM'000	Manufac-turing RM'000	Motor RM'000	Others RM'000	Elimination RM'000	Group RM'000
Revenue						
External	1,743,769	29,343	62,467	2,261	-	1,837,840
Inter-segment	1,030	277	-	-	(1,307)	-
Total revenue	1,744,799	29,620	62,467	2,261	(1,307)	1,837,840
Results						
Segment results	301,092	(1,971)	(8,838)	(44,595) @	(151)	245,537
Gain on disposal of unquoted investments						6,424
Waiver of principal by lenders						48,876
Interest income						9,133
Investment income						10
Unallocated corporate expenses						(7,880)
Profit from operations						302,100
Finance costs						(192,267)
Share in results of associated companies	17,884	-	-	(15,766)	-	2,118
Profit before taxation						111,951
Taxation						(11,705)
Profit after taxation						100,246
Minority interests						(44,569)
Net profit for the financial year						55,677

31. SEGMENTAL ANALYSIS (continued)

2003	Steel RM'000	Manufac-turing RM'000	Motor RM'000	Others RM'000	Elimination RM'000	Group RM'000
Segment assets	6,076,769	32,361	59,581	663,611	(2,203,830)	4,628,492
Investment in associated companies	338,371	-	-	424,299	-	762,670
Unallocated corporate assets						26,165
Consolidated total assets						5,417,327
Segment liabilities	666,155	18,587	5,782	2,254,100	(2,203,830)	740,794
Unallocated corporate liabilities						3,907,903
Consolidated total liabilities						4,648,697
Other information						
Capital expenditure	19,431	275	511	581,248	-	601,465
Depreciation	74,779	1,075	2,370	182	-	78,406
Amortisation of pre-commercial production expenses and goodwill	23,476	-	164	133	-	23,773
Amortisation of reserve	-	-	-	(32)	-	(32)
Impairment in value of						
- property, plant and machinery	-	-	2,811	28	-	2,839
- investment in asociated companies	7,126	-	-	26,200	-	33,326
Non-cash expenses other than depreciation, amortisation and impairment losses	(36,000)	943	4,092	36,171	-	5,206

@ Included in the losses were impairment in value of investment in associated companies of RM33.3 million and allowance for diminution in value of quoted investments RM2.9 million.

31. SEGMENTAL ANALYSIS (continued)

2002	Steel RM'000	Manufac-turing RM'000	Motor RM'000	Others RM'000	Elimination RM'000	Group RM'000
Revenue						
External	1,107,507	31,899	72,143	(2,446)	-	1,209,103
Inter-segment	-	2,855	-	381	(3,236)	-
Total revenue	1,107,507	34,754	72,143	(2,065)	(3,236)	1,209,103
Result						
Segment result	53,723	(1,485)	(13,394)	(14,321) #	(1,056)	23,467
Interest income						5,438
Investment income						128
Profit from operation						29,033
Finance costs						(167,245)
Share in results of associated companies	-	-	-	(48)	-	(48)
Loss before taxation						(138,260)
Taxation						(93)
Loss after taxation						(138,353)
Minority interest						35,641
Net loss for the financial year						(102,712)
Segment assets	3,484,178	33,608	73,817	82,143	(15,646)	3,658,100
Investment in associated companies	-	-	-	1,445	-	1,445
Unallocated corporate assets						42,279
Consolidated total assets						3,701,824
Segment liabilities	1,059,704	18,027	6,396	171,642	(15,646)	1,240,123
Unallocated corporate liabilities						2,464,217
Consolidated total liabilities						3,704,340
Other information						
Capital expenditure	4,482	79	17,757	-	-	22,318
Depreciation	70,178	1,122	2,691	630	-	74,621
Amortisation of pre-commercial production expenses and goodwill	15,605	-	164	133	-	15,902
Amortisation of reserve	-	-	-	(32)	-	(32)
Impairment in value of property, plant and equipment	-	-	2,832	1,311	-	4,143
Non-cash expenses other than depreciation, amortisation and impairment losses	40,075	1,150	7,359	7,564	-	56,148

\# Included in the losses were allowance for diminution in value of quoted investment and doubtful debts as shown in the income statement totalling to RM7.1 million.

32. CASH FLOW STATEMENTS

(a) Adjustments for non-cash items, interests and dividend:

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Share in results of associated companies	**(2,118)**	48	-	-
Property, plant and equipment				
- depreciation	**78,406**	74,621	-	-
- impairment losses	**2,839**	4,143	-	-
- written off	**257**	214	-	-
Interest expenses	**192,267**	167,245	**110,349**	32,763
Gain on disposal of unquoted investment	**(6,424)**	(2,279)	**(5,933)**	(8,659)
Loss on shares swap arising from restructuring exercise	**5,149**	-	**5,149**	-
Loss on part disposal of investment in an associated company	**168**	-	-	-
Gain on disposal of property, plant and equipment	**(63)**	(62)	-	-
Amortisation of :				
- pre-commercial production expenses	**14,811**	14,810	-	-
- goodwill on consolidation	**8,962**	1,092	-	-
- reserve on consolidation	**(32)**	(32)	-	-
Interest income	**(9,133)**	(5,438)	**(56,257)**	(242)
Allowance for doubtful debts:				
- subsidiary companies	-	-	**(54)**	9,799
- others	**360**	46,209	-	-
- written back	**(36,146)**	(53)	-	-
Allowance for diminution in value of quoted investments	**2,901**	2,107	**2,032**	346
Dividend income	**(10)**	(128)	**(9)**	(513)
Bad debts written off	**65**	43	-	-
Inventories written down	**4,443**	4,314	-	-
Inventories written off	-	4,075	-	-
Waiver of principal by lenders	**(48,876)**	-	-	-
Impairment in value of:				
- investment in subsidiary companies	-	-	**8,300**	3,556
- investment in associated companies	**33,326**	-	**48,755**	161,756
Unrealised loss on foreign exchange	**30,275**	-	-	-
	271,427	310,929	**112,332**	198,806

(b) *During the financial year, the Group acquired property, plant and equipment with an aggregate cost of RM20.22 million (2002: RM22.32 million) of which RM0.23 million (2002: RM0.17 million) was acquired by means of hire purchase. Cash payments of RM19.99 million (2002: RM4.62 million) were made to purchase property, plant and equipment. The balance of the purchase consideration for the financial year 2002 had been paid earlier and was accounted for as a deposit.*

(c) Cash and cash equivalents at end of the financial year

	GROUP		COMPANY	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Cash and bank balances	**14,486**	3,185	**314**	40
Deposits with the financial institutions	**13,174**	18,049	**958**	565
Bank overdrafts	**(14,048)**	(21,021)	-	(1,983)
	13,612	213	**1,272**	(1,378)

33. FINANCIAL INSTRUMENTS

Financial Risk Management Objectives and Policies

The Group's financial risk management policy seeks to ensure that adequate financial resources are available for the development of the Group's businesses whilst managing its risks. The Group operates within clearly defined guidelines on financial risk management and it is not the Group's policy to engage in speculative transactions.

The main areas of financial risks faced by the Group and the policy in respect of the major areas of treasury activity are set out as follows:

Foreign currency risk

The Group's exposure to currency risks is minimal since most of the foreign currency transactions are in US Dollar to which the Ringgit Malaysia is currently pegged except for the purchase of certain plant and machinery which transacted in the Euro currency. The Group attempts to limit its exposure by entering into foreign currency forward contracts wherever possible.

As at balance sheet date, the Group's outstanding foreign currency forward contracts are as follows:

Currency	Transaction dates	Expiry dates	Contract amount '000	Equivalent RM'000
Euro	26 May 2003	28 July 2003	950	4,271
Euro	19 June 2003	25 August 2003	450	1,986
Euro	19 June 2003	23 July 2003	487	2,156

As foreign currency forward contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed financial institutions.

The fair value of the foreign currency forward contracts of the Group which has not been recognised at the balance sheet date was an unfavourable net position of RM0.26 million.

The financial assets and financial liabilities of the Group companies that are not denominated in their functional currencies are as follows:

Group	US Dollar RM'000	Euro RM'000	Singapore Dollar RM'000	Japanese Yen RM'000	Total RM'000
At 30 June 2003					
Functional currency					
Trade and other receivables					
Ringgit Malaysia	12,334	-	-	-	12,334
Trade and other payables					
Ringgit Malaysia	96,353	8,499	895	12	105,759
Bonds					
Ringgit Malaysia	10,202	-	-	-	10,202
Borrowings					
Ringgit Malaysia	955,107	21,506	-	-	976,613
Project payables					
Ringgit Malaysia	2,849	143,744	-	237	146,830

33. FINANCIAL INSTRUMENTS (continued)

Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. Interest rate exposure arises from the Group's borrowings and deposits. Interest rates of the Group's borrowings are managed through fixed and floating rates. Investments in financial assets are short term in nature and are mostly placed as short term deposits with licensed financial institutions.

Credit risk

Credit risk, or the risk of counterparties defaulting, is controlled by the application of credit approvals, limits and monitoring procedures. Credit risks are minimised and monitored via strictly limiting the Group's associations to business partners with high creditworthiness. Receivables are monitored on an ongoing basis via Group management review and reporting procedures.

The Group does not have any significant exposure to any individual customer or counterparty nor does it have any major concentration of credit risk related to any financial instruments.

Market risk

The Group has in place policies to manage the Group's exposure to fluctuation in the prices of the key raw materials used in the operations through close monitoring and buying forward in anticipation of significant price increase, where possible. For market risk arising from changes in equity prices, the Group manages disposal of its investments to optimise returns on realisation.

Liquidity and cash flow risks

The Group has actively managed its debt maturity profile, operating cash flows and the availability of the funding so as to ensure that all financing, repayment and funding needs are met. As part of overall prudent liquidity management, the Group endeavours to maintain sufficient levels of cash or cash convertible investments to meet its working capital requirements.

Fair values

The carrying amounts of financial assets and liabilities of the Group and Company as at 30 June 2003 approximated their fair values except as set out below:

	GROUP		COMPANY	
	Carrying amount RM'000	**Fair value RM'000**	**Carrying amount RM'000**	**Fair value RM'000**
2003				
Financial assets				
Quoted investments	**25,171**	**10,743**	**24,799**	**10,371**
Unquoted investments	**85**	**(iii)**	-	-
Off balance sheets items				
Foreign currency forward contracts	-	**(262)**	-	-
2002				
Financial assets				
Quoted investments	28,072	6,946	26,831	6,497
Unquoted investments	13,167	19,506	11,150	17,083

It is not practical to estimate the fair values of amount due from/to subsidiary companies due principally to lack of fixed repayment terms entered into by the parties involved and without incurring excessive costs. However, the Group does not anticipate the carrying amounts recorded at the balance date to be significantly different from the values that would eventually be received or settled.

33. **FINANCIAL INSTRUMENTS (continued)**

The following methods and assumptions are used to estimate the fair values of the following classes of financial instruments:

(i) Cash and cash equivalents and trade and other receivables/payables

The carrying amounts approximate fair values due to the relatively short term maturity of these financial instruments.

(ii) Quoted investments

The fair value of quoted shares is determined by reference to stock exchange quoted market bid prices at the close of the business on the balance sheet date.

The Directors are of the opinion that the excess carrying amount of the quoted investments over their fair value at the balance sheet date is temporary in nature as the net assets of an investee company subsequent to its corporate exercises announced after the year end and the net assets of other quoted investments are not significantly different from their carrying amounts.

(iii) Unquoted investments

The fair value of investment in unquoted shares as at 30 June 2002 is determined based on the contracted disposal proceeds. However, it is not practical to estimate the fair value of the Group's unquoted investments as at 30 June 2003 due to time constraint, lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

(iv) Borrowings

The carrying amount of short term borrowings approximates fair value because of the short maturity period. The fair value of long term borrowings is estimated based on the current rates available for borrowings with the same maturity profile.

(v) Derivative financial instruments

The fair value of a foreign currency forward contract is the amount that would be payable on termination of the outstanding position arising and is determined by reference to the difference between the contracted rate and forward exchange rate at the balance date applied to a contract of similar quantum and maturity profile.

34. **CORPORATE INFORMATION**

a) The Company is a public limited liability company incorporated and domiciled in Malaysia and is listed on the Main Board of the Kuala Lumpur Stock Exchange.

b) The registered office and principal place of business of the Company are both located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

c) Number of employees

	GROUP		COMPANY	
	2003	**2002**	**2003**	**2002**
Total number of employees as at the end of the financial year	**1,586**	1,638	**1**	1

35. SIGNIFICANT EVENTS

Following the satisfaction of the condition precedent of the GWRS as stated in the last report, the Company had on 14 March 2003 implemented the GWRS which includes:

(i) Reduction of RM0.30 in each of the existing issued and paid-up capital of RM1.00 each in the Company and thereafter consolidation on the basis of 10 ordinary shares of RM0.70 each into 7 ordinary shares of RM1.00 each.

(ii) Acquisition of 40% equity interest in Megasteel comprising 240,000,000 ordinary shares of RM1.00 fully paid from Akurjaya Sdn Bhd, 49,000,000 Preference "D" Shares of RM0.01 each fully paid from Crystavel Sdn Bhd and 26,670,000 Preference "F" Shares of RM0.01 each fully paid from Amsteel Corporation Berhad ("Amsteel") for a total consideration of RM1,007.92 million which was satisfied by a RM0.01 million upfront cash payment and the issuance of RM851.72 million in net present value (RM1,599.41 million in nominal amount) of Ringgit Malaysia denominated bonds ("LCB Bonds") together with up to 53.93 million detachable new ordinary shares of RM1.00 each in LCB ("New LCB Shares") and 156.19 million New LCB Shares at RM1.00 each.

(iii) Acquisition of 50.45% equity interest in Lion Industries Corporation Berhad ("LICB") comprising 224,540,882 ordinary shares of RM1.00 each from the Amsteel Group for a consideration of RM260.47 million which was satisfied by RM0.003 million upfront cash payment and the issuance of RM220.11 million in net present value (RM413.32 million in nominal amount) of LCB Bonds together with 13.94 million detachable New LCB Shares and 40.36 million New LCB Shares at RM1.00 per share.

(iv) Acquisition of 419,266,981 million Amsteel Shares from parties deemed connected with Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim ("TSWC Group") for a consideration of RM419.27 million which was satisfied by the issuance of 399.30 million New LCB Shares at RM1.05 each to the TSWC Group.

(v) Exchange of 47,274,317 ordinary shares of RM1.00 each fully paid in LICB to be held by LCB pursuant to proposal (iii) above for 40,135,777 ordinary shares of RM1.00 each in Amsteel held by Lembaga Tabung Angkatan Tentera, based on the exchange ratio of 1.18 LICB Shares for 1 Amsteel Share.

(vi) Disposal of 6.35% equity interest in Silverstone Berhad to Silverstone Corporation Berhad ("SCB") for a consideration of RM16.24 million, comprising 12,946,752 ordinary shares of RM1.00 each satisfied by the issuance of 8.97 million SCB Shares at RM1.05 per SCB Share with the balance RM6.82 million set off against inter-company balances owing by the LCB Group to the SCB Group.

(vii) Disposal of 13.5% equity interest in Hiap Joo Chong Realty Sdn Bhd comprising 135,000 ordinary shares of RM1.00 each to the Amsteel Group for a consideration of RM1.82 million which was fully netted off against inter-company balances owing by the LCB Group to the Amsteel Group.

(viii) Settlement of inter-company balances with Lion Diversified Holdings Berhad ("LDHB") by the payment of RM0.81 million by LDHB.

(ix) Settlement of inter-company balances with the Amsteel Group by netting off against considerations pursuant to the transactions of the GWRS with the inter-company balances and the issuance of new shares and bonds.

(x) Settlement of :

(a) indebtedness owing to the LCB Group's financial institution lenders; and

(b) indebtedness owing to the LCB Group's non-financial institution lenders

by the issuance of RM45.445 million (present value as at the date of issue) Class A LCB Bonds, RM474.836 million (present value as at the date of issue) Class B LCB Bonds together with up to 27.84 million detachable New LCB Shares and the issuance of 92.09 million New LCB Shares at RM1.00 per share, USD2.628 million (present value as at the date of issue) LCB Debts together with 4.39 million New LCB Shares at RM1.00 per share.

35. SIGNIFICANT EVENTS (continued)

The PDP of the Group to rationalise its activities through the sale of non-core peripheral assets/companies is still on-going. The proposed restricted offer for sale of 67.61 milllion Amsteel Shares to the eligible shareholders of Amsteel except for Tan Sri William H.J. Cheng, Datuk Cheng Yong Kim and parties deemed acting in concert with them is pending implementation.

36. COMPARATIVE FIGURES

The presentation and classification of items in the current year financial statements have been consistent with the previous financial year except that certain comparative amount have been adjusted as a result of :

(i) change in accounting policies as disclosed in Note 27 and

(ii) conformity with MASB 22 " Segment Reporting" where the presentation of segment analysis has been represented as shown in Note 31 and interest income and dividend which were previously included in the Group's revenue in the income statement have been reclassified to other operating income.

REPORT OF THE AUDITORS TO THE MEMBERS OF LION CORPORATION BERHAD

We have audited the financial statements set out on pages 326 to 371. The preparation of these financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain all the information and explanations, which we considered necessary, to provide us with sufficient evidence to give reasonable assurance that the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit includes an assessment of the accounting principles used and significant estimates made by the Directors as well as evaluating the adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

  (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company; and

  (ii) the state of affairs of the Group and of the Company as at 30 June 2003 and of the results, changes in equity and cash flows of the Group and of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company and by the subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the said Act.

The names of subsidiary companies of which we have not acted as auditors are shown in Note 10 to the financial statements. We have considered the financial statements of these subsidiary companies and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for these purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment made under subsection (3) of Section 174 of the Companies Act, 1965.

ONG BOON BAH & CO
AF: 0320
Chartered Accountants

WONG SOO THIAM
1315/12/04(J)
Partner of the Firm

Kuala Lumpur
17 October 2003

ONG BOON BAH & CO
CHARTERED ACCOUNTANTS

3 March 2004

The Board of Directors
Amsteel Corporation Berhad
Level 46, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur

Dear Sirs,

AMSTEEL CORPORATION BERHAD
PROFORMA CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2003

We have reviewed the proforma consolidated balance sheets of Amsteel Corporation Berhad ("Amsteel") and its subsidiary companies ("the Group") as at 30 June 2003, together with the notes thereto, for which the Directors are solely responsible, as set out in the accompanying statement for inclusion in the Circular to Shareholders of Amsteel to be dated 4 March 2004 in connection with:

(a) The proposed disposal of Parkson Retail Group by certain Amsteel's subsidiary companies to Lion Diversified Holdings Berhad ("LDHB") ("Proposed Parkson Disposal"); and

(b) The proposed disposal of 226.72 million ordinary shares of RM1.00 each in Lion Corporation Berhad ("LCB") by Amsteel and certain of its subsidiary companies at a sale consideration of RM1.00 per LCB shares to LDH (S) Pte Ltd, a wholly-owned subsidiary of LDHB ("Proposed LCB Shares Disposal").

In our opinion, the proforma consolidated balance sheets, which are provided for illustrative purposes only, have been compiled on the bases and assumptions set out in the accompanying notes to the proforma consolidated balance sheet and is presented on a basis consistent with the accounting policies normally adopted by the Group.

Yours faithfully,

ONG BOON BAH & CO
AF: 0320
Chartered Accountants

WONG SOO THIAM
1315/12/04(J)
Partner of the Firm

B-10-1, MEGAN PHILEO PROMENADE, 189, JALAN TUN RAZAK, 50400 KUALA LUMPUR.
P.O. BOX 11077, 50734 KUALA LUMPUR.
TEL: 03-21630292 FAX: 03-21630316

AMSTEEL CORPORATION BERHAD

PROFORMA CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2003

The following Proforma Consolidated Balance Sheets of Amsteel and its subsidiary companies have been prepared solely to illustrate the proforma effects of the proposed disposals as if the transactions have been completed as at 30 June 2003.

	Audited as at 30.06.2003 RM'000	Proforma I RM'000	Proforma II RM'000
Property, plant and equipment	1,364,165	874,259	874,259
Investment properties	249,199	249,199	249,199
Land and development expenditure	199,111	198,870	198,870
Investment in associated companies	481,016	459,137	238,927
Interest in joint-venture	31	31	31
Other investments	1,197,229	1,289,547	1,289,547
Intangibles assets	75,815	62,528	62,528
	3,566,566	3,133,571	2,913,361
Current assets	1,476,705	1,207,071	1,207,071
Current liabilities	(1,636,762)	(989,248)	(762,532)
	3,406,509	3,351,394	3,357,900
Financed by:			
Share capital	1,331,175	1,331,175	1,331,175
Reserves	(1,105,562)	(1,010,422)	(1,003,916)
	225,613	320,753	327,259
Minority interest	218,276	69,293	69,293
Long term borrowings	2,925,090	2,925,090	2,925,090
Deferred payables	8,064	8,063	8,063
Deferred taxation	29,466	28,195	28,195
	3,406,509	3,351,394	3,357,900
Net tangible assets	149,798	258,225	264,731
Net tangible assets per share (sen)	11	19	20

AMSTEEL CORPORATION BERHAD

NOTES TO THE PROFORMA CONSOLIDATED BALANCE SHEETS

1 Basis of preparation

The proforma consolidated balance sheets have been prepared based on Amsteel's audited consolidated balance sheets as at 30 June 2003 is provided for illustrative purposes to show the effects of the following transactions on the assumption that they are effected as at that date.

The proforma consolidated balance sheets have been presented on a basis consistent with the accounting policies normally adopted by the Group.

2 Proforma I

Proforma I incorporates the effects of the disposal of the following companies by Amsteel and certain of its subsidiaries, namely Ambang Jaya Sdn Bhd, Angkasa Marketing (Singapore) Pte Ltd, Natvest Parkson Sdn Bhd, Sukhothai Food Sdn Bhd, Timuriang Sdn Bhd and Parkson Retail Consulting and Management Sdn Bhd, for an aggregate sale consideration of RM462.44 million,

(i) 7,400,000 ordinary shares of SGD1.00 each, representing 50% of the entire equity interest in Parkson Venture Pte Ltd;

(ii) 5,200,000 ordinary shares of SGD1.00 each, representing 52% of the entire equity interest in Parkson Investment Pte Ltd;

(iii) 3,150,000 ordinary shares of SGD1.00 each, representing 70% of the entire equity interest in Parkson Management Pte Ltd;

(iv) 70 ordinary shares of SGD1.00 each, representing 70% of the entire equity interest in Parkson Supplies Pte Ltd;

(v) 700,000 ordinary shares of SGD1.00 each, representing 70% of the entire equity interest in Parkson Glomart Pte Ltd;

(vi) 2 ordinary shares of SGD1.00 each, representing the entire equity interest in Parkson Pacific Pte Ltd;

(vii) 50,000,002 ordinary shares of RM1.00 each, representing the entire equity interest in Parkson Corporation Sdn Bhd;

(viii) 500,000 ordinary shares of RM1.00 each, representing the entire equity interest in Xtra Supercenter Sdn Bhd;

(ix) 2 ordinary shares of RM1.00 each, representing the entire equity interest in Serbadagang Holdings Sdn Bhd ("Serbadagang"); and

(x) 2 ordinary shares of HKD1.00 each, representing the entire equity interest in Exonbury Limited

(collectively referred to as the Target Companies).

3 **Proforma II**

Proforma II incorporates the effects of the disposal by Amsteel, Umatrac Enterprises Sdn Bhd and Angkasa Marketing (Singapore) Pte Ltd, of 226.72 million ordinary shares in LCB for a total cash consideration of RM226.72 million to LDH (S) Pte Ltd, a wholly-owned subsidiary of LDHB.

4 **Total sale consideration**

The total sale consideration for the disposal of the equity interest of Parkson Retail Group of RM364.23 million was arrived at on a willing buyer-willing seller basis and after taking into account amongst others, the unaudited net tangible assets as at 30 June 2003 of RM271.86 million, thus giving a premium of RM92.37 million or 34%, and the earnings potential of the Parkson Retail Group. The net inter-company balances owing by the relevant Parkson Retail Group to Amsteel Group amounting to RM98.21 million as at 30 June 2003 shall be settled prior to completion date.

5 **Mode of payment**

The total sale consideration shall be settled in the following manner:

(a) cash payment of RM138.95 million;

(b) the issuance of RM92.63 million nominal amount of 5-years 2% Redeemable Convertible Unsecured Loan Stocks ("LDHB RCULS"); and

(c) deferred payments amounting to RM115.43 million on 15 December 2004 and RM115.43 million on 15 December 2005.

The LDHB RCULS is subject to a put and call option agreement with Tan Sri William H. J. Cheng or his nominees and is reflected as other investments in the Proforma Consolidated Balance Sheet.

The portion of the deferred payment remaining unpaid as at the completion of the SPA carries interest at the rate of 1% per annum above the base lending rate.

6 **Proposed LCB shares Disposal**

The Proposed LCB shares disposal is intended to enable Amsteel Group to fully realise its shareholdings in LCB.

7 **Proposed acquisition of 2.6% equity interest in Qingdao No. 1 Parkson Co. Ltd. ("Qingdao Parkson")**

Amsteel entered into an agreement with Qingdao No. 1 Department Store for the acquisition by Amsteel of 2.6% equity interest in Qingdao Parkson and Amsteel had nominated Serbadagang as the registered owner of the 2.6% equity interest in Qingdao Parkson.

This transaction does not have any material impact on the consolidated proforma balance sheets.

8 **Estimated expenses**

The estimated expenses of the Proposals amount to approximately RM1.0 million has been written off against the Reserves.

Stamped for the purpose of identification only with our letter
3 MAR 2004
Ong Boon Bah & Co
Kuala Lumpur

FURTHER INFORMATION

1. Responsibility Statement

This Circular has been seen and approved by the Directors of Amsteel and they collectively and individually accept full responsibility for the accuracy of the information contained herein and confirm that, after making reasonable enquiries and to the best of their knowledge and belief, there are no other facts, the omission of which would render any statement given in this Circular misleading.

2. Consents

PMBB, Messrs. Ong Boon Bah & Co, PM Securities and OSK Securities Berhad have given and have not subsequently withdrawn their written consents to the inclusion in this Circular of their names and all references thereto in the form and context in which they appear.

3. Material Contracts

3.1 Amsteel Group

Save as disclosed below, there are no material contracts (not being contracts entered into in the ordinary course of business) that have been entered into by the Amsteel Group during the two (2) years immediately preceding the date of this Circular:

(i) Third Supplemental Agreement dated 26 March 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Konming Investments Limited of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties, to include the disposal by Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Konming Investments Limited of 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in Lion Land Berhad[(a)] to Lion Corporation Berhad for a consideration of RM260,467,423.00, to include that the consideration be satisfied instead by an issuance of RM219,973,973.00 Lion Corporation Berhad bonds and an issuance of RM40,493,450.00 in value of new Lion Corporation Berhad shares.

(ii) Third Supplemental Agreement dated 26 March 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd, Posim Berhad[b], Lion Corporation Berhad and Limpahjaya Sdn Bhd (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad[c] for a consideration of RM150,055,564.00, to include that the consideration be instead satisfied by an issuance of RM143,231,483.00 in value of new Angkasa Marketing Berhad shares and the balance of RM6,824,081.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the Angkasa Marketing Berhad Group; the issue price of the new Angkasa Marketing Berhad shares shall be set at a 5% premium to the then theoretical market price of Angkasa Marketing Berhad shares, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95.

(iii) Third Supplemental Agreement dated 26 March 2002 between Akurjaya Sdn Bhd of the one part and Limpahjaya Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Akurjaya Sdn Bhd of 240,000,000 ordinary shares of RM1.00 each in Megasteel Sdn Bhd for a consideration of RM1,089,992,435.00, to include that the consideration be revised to RM1,007,921,816.00 to be satisfied by an issuance of RM851,225,707.00 Lion Corporation Berhad bonds and RM156,696,109.00 in value of new Lion Corporation Berhad shares.

(iv) Third Supplemental Agreement dated 26 March 2002 between Avenel Sdn Bhd of the one part and Lion Land Berhad and Amsteel Mills Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Avenel Sdn Bhd of 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim Berhad for RM533,718,760.00, to include that the consideration be revised to RM499,417,017.00, of which 47,627,236 ordinary shares of RM1.00 each representing 28% of the 170,097,271 ordinary shares of RM1.00 each in Posim Berhad to be apportioned to Lion Land Berhad and 122,470,035 ordinary shares of RM1.00 each representing 72% of the 170,097,271 ordinary shares of RM1.00 each in Posim Berhad to be apportioned to Amsteel Mills Sdn Bhd.

(v) Third Supplemental Agreement dated 26 March 2002 between Horizon Towers Sdn Bhd of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Amsteel Corporation Berhad of 44,450,000 ordinary shares of RM1.00 each representing 30% equity interest in Akurjaya Sdn Bhd for a consideration of RM423,897,731.00, to include that the consideration be revised to RM399,276,545.00 to be satisfied by an issuance of RM399,276,545.00 in value of new Amsteel Corporation Berhad shares; the issue price of the new Amsteel Corporation Berhad shares shall be set at a 5% premium to the then theoretical market price of Amsteel Corporation Berhad shares, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95.

(vi) Third Supplemental Agreement dated 26 March 2002 between Teck Bee Mining (M) Sendirian Berhad of the one part and Umatrac Enterprises Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Umatrac Enterprises Sdn Bhd of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong Realty Sdn Bhd for a consideration of RM1,915,000.00 to be satisfied by an issue of RM1,915,000.00 in value of new Amsteel Corporation Berhad shares; to include that the issue price of the new Amsteel Corporation Berhad shares shall be set at a 5% premium to the then theoretical market price of Amsteel Corporation Berhad shares, subject to the minimum issue price of RM1.00 each provided that the theoretical market price shall be below RM0.95 each.

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(vii) Third Supplemental Agreement dated 26 March 2002 between Angkasa Marketing Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Amsteel Corporation Berhad of 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in Avenel Sdn Bhd for a consideration of RM1.00 and Angkasa Marketing Berhad is required to pay Amsteel Corporation Berhad a sum of RM65,294,088.00 after restating Avenel Sdn Bhd's cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn Bhd, Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad), to include that the payable by Angkasa Marketing Berhad to Amsteel Corporation Berhad be revised to RM80,626,597.00, which represents: (i) Angkasa Marketing Berhad's 20% share of Avenel Sdn Bhd's estimate adjusted net liabilities as at 31 December 2001 of RM488,183,000.00 after restating Avenel Sdn Bhd's cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn Bhd, Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad) and (ii) netting-off indemnity payment made by Angkasa Marketing Berhad to lenders of Avenel Sdn Bhd.

(viii) Third Supplemental Agreement dated 26 March 2002 between Lion Land Berhad of the one part and Amsteel Corporation Berhad of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Amsteel Corporation Berhad of 25,000,000 ordinary shares of RM1.00 each representing 25% equity interest in Avenel Sdn Bhd for a consideration of RM1.00 and Lion Land Berhad is required to pay to Amsteel Corporation Berhad RM81,617,610.00 which represents Avenel Sdn Bhd's restated cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn Bhd, Posim Berhad's principal asset and net value of Posim Berhad's residual assets, to include that the sum payable by Lion Land Berhad to Amsteel Corporation Berhad be revised to RM122,045,746.00. which represents Lion Land Berhad's 25% share of Avenel Sdn Bhd's estimate adjusted net liabilities as at 31 December 2001 of RM488,183,000.00 and after restating Avenel Sdn Bhd's cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn Bhd, Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad).

(ix) Fourth Supplemental Agreement dated 26 March 2002 between Ayer Keroh Resort Sdn Bhd, Ambang Jaya Sdn Bhd, Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Parkson Corporation Sdn Bhd (collectively, "CPB Vendors") of the one part and Lion Land Berhad and Amsteel Mills Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 12 December 2000 and the Third Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad to Lion Land Berhad for a consideration of RM201,501,369.00, to include the provision that 58,018,645 ordinary shares of RM0.50 each to be apportioned to Lion Land Berhad and 149,190,800 ordinary shares of RM0.50 each to be apportioned to Amsteel Mills Sdn Bhd.

(x) Conditional Shares Sale Agreement dated 22 May 2002 between Lion Ipoh Parade Sdn Bhd and Black Tiger Aquaculture Sdn Bhd for the disposal of the entire issued and paid-up share capital of Peridang (M) Sdn Bhd and Arus Setia Sdn Bhd for a total cash consideration of RM755,000.00 and the full and final discharge of net inter-company amount of RM11,077,153.00 owing by Peridang (M) Sdn Bhd and Arus Setia Sdn Bhd to Lion Ipoh Parade Sdn Bhd subject to Black Tiger Aquaculture Sdn Bhd paying to Lion Ipoh Parade Sdn Bhd a total cash consideration of RM11,077,153.00.

(xi) Fourth Supplemental Agreement dated 8 July 2002 between Akurjaya Sdn Bhd, Amsteel Corporation Berhad and Crystavel Sdn Bhd of the one part and Limpahjaya Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by Akurjaya Sdn Bhd of 240,000,000 ordinary shares of RM1.00 each in Megasteel Sdn Bhd, to include Amsteel Corporation Berhad and Crystavel Sdn Bhd as co-vendors and the additional disposal of 49,000,000 preference "D" shares of RM0.01 each by Crystavel Sdn Bhd and 26,670,000 preference "F" shares of RM0.01 each by Amsteel Corporation Berhad, both in Megasteel Sdn Bhd to Limpahjaya Sdn Bhd for a consideration forming part of the total consideration of RM1,007,921,816.00.

(xii) Second Supplemental Agreement dated 3 September 2002 between Lion Land Berhad of the one part and Akurjaya Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 (as amended by the First Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Lion Land Berhad of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn Bhd to Akurjaya Sdn Bhd for a consideration of RM35,661,000.00, to include that Akurjaya Sdn Bhd shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Amsteel Corporation Berhad Group in the People's Republic of China upon the terms therein contained.

(xiii) Fifth Supplemental Agreement dated 3 September 2002 between Ayer Keroh Resort Sdn Bhd, Ambang Jaya Sdn Bhd, Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Parkson Corporation Sdn Bhd (collectively, "CPB Vendors") of the one part and Lion Land Berhad and Amsteel Mills Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 12 December 2000, the Third Supplemental Agreement dated 8 October 2001 and the Fourth Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad to Lion Land Berhad for a consideration of RM201,501,369.00, to include that the CPB Vendors shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Chocolate Products (Malaysia) Berhad Group in the People's Republic of China upon the terms therein contained.

(xiv) Fourth Supplemental Agreement dated 3 September 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd, Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn Bhd (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that Angkasa Marketing Berhad shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Angkasa Marketing Berhad Group in the People's Republic of China upon the terms therein contained.

(xv) Fourth Supplemental Agreement dated 3 September 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Konming Investments Limited of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties, to include the disposal by Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Konming Investments Limited of 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in Lion Land Berhad to Lion Corporation Berhad for a consideration of RM260,467,423.00, to include that Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Konming Investments Limited shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Lion Land Berhad Group in the People's Republic of China upon the terms therein contained.

(xvi) Deed of Assignment dated 10 September 2002 between Amsteel Corporation Berhad of the one part and Johor Corporation of the other part, wherein Amsteel Corporation Berhad assigns absolutely to Johor Corporation advances made to or on behalf of Lion Gateway Parade Sdn Bhd in the sum of RM49,000,000.00 as at 30 June 2000 together with the full right and benefit thereto and all remedies for enforcing the same in accordance with the provisions of the Exchange of Assets Agreement dated 13th February 2001 between Amsteel Corporation Berhad, Johor Corporation, Ayer Keroh Resort Sdn Bhd and Amsteel Mills Sdn Bhd.

(xvii) Conditional Share Sale Agreement dated 20 December 2002 made between Ambang Jaya Sdn Bhd ("Ambang Jaya") and Angkasa Marketing (Singapore) Pte Ltd ("Angkasa Singapore") of one part and Zhu Feng Chang ("ZFC") of the other part ("eCyberChina Share Sale Agreement") whereby Ambang Jaya and Angkasa Singapore shall dispose of 241,615,000 ordinary shares of HK$0.20 each in eCyberChina Holdings Limited ("eCyberChina")("eCyberChina Shares") to ZFC for a cash consideration of HK$17,000,000.00.

(xviii) Conditional Share Sale Agreement dated 20 December 2002 made between Ambang Jaya Sdn Bhd ("Ambang Jaya"), Angkasa Marketing (Singapore) Pte. Ltd. ("Angkasa Singapore") and ICEA Capital Limited ("ICEA") ("CIL Share Sale Agreement") whereby Ambang Jaya and Angkasa Singapore shall dispose of to ICEA all the new ordinary shares of HK$0.01 each in CIL Holdings Limited ("CIL")("CIL Shares") of approximately 1,512,356,160 new CIL Shares to be received pursuant to a scheme of arrangement proposed by CIL to Ambang Jaya and Angkasa Singapore in settlement of debts owing by CIL for a cash consideration of HK$11,000,000.00.

(xix) Guarantee dated 20 December 2002 made between Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte. Ltd. of one part and Ke Jun Xiang ("KJX") of the other part whereby the parties thereto had agreed that KJX shall guarantee the performance of the obligations of ICEA Capital Limited under the CIL Share Sale Agreement.

(xx) Guarantee dated 20 December 2002 made between Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte Ltd of one part and Ke Jun Xiang ("KJX") of the other part whereby the parties thereto had agreed that KJX shall guarantee the performance of the obligations of ZFC under the eCyberChina Share Sale Agreement.

(xxi) Share Charge Deed and Escrow Agreement both dated 20 December 2002 made between Ambang Jaya Sdn Bhd ("Ambang Jaya") and Angkasa Marketing (Singapore) Pte. Ltd. ("Angkasa Singapore") of the one part and Ke Jun Xiang ("KJX") and Trade Honour Limited ("Trade Honour") of the other part whereby the parties thereto had agreed that KJX and Trade Honour shall charge or procure to charge an aggregate of 2,350,000,000 CIL Holdings Limited Shares in favour of Ambang Jaya and Angkasa Singapore to secure the performance of the obligations of Zhu Feng Chang under the eCyberChina Share Sale Agreement.

(xxii) Second Supplemental Agreement dated 7 January 2003 between Lion Corporation Berhad of the one part and Umatrac Enterprises Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Umatrac Enterprises Sdn Bhd of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong Realty Sdn. Bhd for a consideration of RM1,915,000.00 to be satisfied by netting-off against inter-company balances owing by the Lion Corporation Berhad Group to the Amsteel Corporation Berhad Group, to include that the consideration be revised to RM1,825,200.00.

(xxiii) Fourth Supplemental Agreement dated 7 January 2003 between Horizon Towers Sdn Bhd of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the acquisition by Amsteel Corporation Berhad of 44,450,000 ordinary shares of RM1.00 each in Akurjaya Sdn Bhd for a consideration of RM399,276,545.00, to include that the number of shares in Akurjaya Sdn Bhd to be sold be revised to 19,050,000 ordinary shares of RM1.00 each representing 30% equity interest in Akurjaya Sdn Bhd and that the consideration be revised to RM385,506,545.00 to be satisfied by an issuance of 385,506,545 new ordinary shares of RM1.00 each in Amsteel Corporation Berhad at an issue price of RM1.00 each, which represents the par value of Amsteel Corporation Berhad shares.

(xxiv) Fourth Supplemental Agreement dated 7 January 2003 between Teck Bee Mining (M) Sendirian Berhad of the one part and Umatrac Enterprises Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the acquisition by Umatrac Enterprises Sdn Bhd of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong Realty Sdn Bhd for a consideration of RM1,915,000.00 to be satisfied by an issuance of RM1,915,000.00 in value of new Amsteel Corporation Berhad shares, to include that the consideration be revised to RM1,825,200.00 to be satisfied by an issuance of 1,825,200 new ordinary shares of RM1.00 each in Amsteel Corporation Berhad at an issue price of RM1.00 each, which represents the par value of Amsteel Corporation Berhad shares.

(xxv) Fifth Supplemental Agreement dated 7 January 2003 between Akurjaya Sdn Bhd, Amsteel Corporation Berhad and Crystavel Sdn Bhd of the one part and Limpahjaya Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 8 July 2002) entered between the parties for the disposal by Akurjaya Sdn Bhd of 240,000,000 ordinary shares of RM1.00 each, disposal by Crystavel Sdn Bhd of 49,000,000 Preference "D" Shares of RM0.01 each and the disposal by Amsteel Corporation Berhad of 26,670,000 Preference "F" Shares of RM0.01 each, all in Megasteel Sdn Bhd to Limpahjaya Sdn Bhd for a total consideration of RM1,007,921,816.00, to include that the satisfaction of the purchase consideration be revised to be by RM0.01 million cash; an issuance of RM851.72 million in net present value (RM1,599.41 million in nominal amount) of Ringgit denominated Lion Corporation Berhad bonds together with up to 53.93 million detachable new ordinary shares of RM1.00 each in Lion Corporation Berhad as equity kicker shares; and 156.19 million new Lion Corporation Berhad shares of RM1.00 each at an issue price of RM1.00 each, which represents the par value of Lion Corporation Berhad shares.

(xxvi) Third Supplemental Agreement dated 7 January 2003 between Lion Land Berhad of the one part and Akurjaya Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 (as amended by the First Supplemental Agreement dated 8 October 2001 and the Second Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by Lion Land Berhad of 3,418,260 ordinary shares of RM1.00 each to Akurjaya Sdn Bhd for a consideration of RM35,661,000.00, to include that (i) the number of shares to be sold be revised to 3,418,860 representing 100% equity interest in Lion Plaza Sdn Bhd; and (ii) satisfaction of purchase consideration be revised to be by RM0.76 million cash and an issuance of RM34.90 million in net present value (RM53.52 million in nominal amount) of Amsteel Corporation Berhad bonds together with up to 1.48 million detachable new ordinary shares of RM1.00 each in Amsteel Corporation Berhad as equity kicker shares.

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(xxvii) Fifth Supplemental Agreement dated 7 January 2003 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Konming Investments Limited of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Konming Investments Limited of 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in Lion Land Berhad to Lion Corporation Berhad for a consideration of RM260,467,423.00, to include that the satisfaction of purchase consideration be revised to be by RM0.003 million cash; an issuance of RM220.11 million in net present value (RM413.32 million in nominal amount) of Ringgit denominated Lion Corporation Berhad bonds together with up to 13.94 million detachable new ordinary shares of RM1.00 each in Lion Corporation Berhad as equity kicker shares; and 40.36 million new Lion Corporation Berhad shares at an issue price of RM1.00 each, which represents the par value of Lion Corporation Berhad shares.

(xxviii) Fifth Supplemental Agreement dated 7 January 2003 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd, Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn Bhd (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by the Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that the satisfaction of purchase consideration be revised to include that (i) the purchase consideration of RM16,236,282.00 for shares held by Lion Corporation Berhad and Limpahjaya Sdn. Bhd. be settled by an issuance of 8,967,491 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share and the balance of RM6,820,417.00 be set off against inter-company balances owing from Lion Corporation Berhad and its subsidiary and associated companies to Angkasa Marketing Berhad; and (ii) the purchase consideration of RM133,819,282.00 for shares held by Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Posim Berhad be settled by an issuance of 127,446,935 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share.

(xxix) Trust Deed dated 10 March 2003 between Amsteel Corporation Berhad of the one part and Bumiputra-Commerce Trustee Berhad of the other part, whereby Bumiputra-Commerce Trustee Berhad shall hold all proceeds received by it from Amsteel Corporation Berhad and its subsidiaries upon trust for each and every RM bondholder in relation to the issuance by Amsteel Corporation Berhad of up to RM194,649,008 only nominal value of zero coupon redeemable secured class A(1) bonds, RM420,597,684 only nominal value of zero coupon redeemable secured class A(2) bonds, RM424,232,925 only nominal value of zero coupon redeemable secured class B(a) bonds, RM53,524,897 only nominal value of zero coupon redeemable secured class B(b) bonds and RM340,048,996 only nominal value of zero coupon redeemable secured class C bonds.

(xxx) Priority and Security Sharing Agreement dated 14 March 2003 between Amsteel Corporation Berhad of the first part, Amsteel Harta (L) Limited as the special purpose vehicle of the second part, Bumiputra-Commerce Trustee Berhad as trustee of the third part, RHB Bank (L) Ltd. as the facility agent of the fourth part, RHB Sakura Merchant Bankers Berhad as the security trustee of the fifth part and the parties listed therein as the security parties of the sixth and last part, whereby RHB Sakura Merchant Bankers Berhad as security trustee for and on behalf of the RM bondholders and USD debt holders shall hold the security over all amounts payable under and in relation to the issuance by Amsteel Corporation Berhad of up to RM194,649,008 only nominal value of zero coupon redeemable secured class A(1) bonds, RM420,597,684 only nominal value of zero coupon redeemable secured class A(2) bonds, RM424,232,925 only nominal value of zero coupon redeemable secured class B(a) bonds, RM53,524,897 only nominal value of zero coupon redeemable secured class B(b) bonds and RM340,048,996 only nominal value of zero coupon redeemable secured class C bonds and USD268,608,917 class A(1) special purpose vehicle debts, USD3,204,621 class A(2) special purpose vehicle debts and USD290,459,113 class B special purpose vehicle debts and USD194,328,436 class C special purpose vehicle debts.

(xxxi) SPV Facility Agreement dated 14 March 2003 between Amsteel Harta (L) Limited as the special purpose vehicle ("the SPV") of the first part, the parties listed therein as the SPV debt holders of the second part and RHB Bank (L) Ltd. as facility agent of the third and last part, whereby the SPV, a wholly-owned subsidiary of Amsteel Corporation Berhad, will restructure and reschedule certain debts owing to the SPV debt holders into consolidated and rescheduled debts with the aggregate principal amount of USD756,601,087.

(xxxii) Conditional Sale and Purchase of Shares Agreement dated 6 September 2003 between Amsteel Group Vendors (comprising Ambang Jaya Sdn Bhd, Angkasa Marketing (Singapore) Pte. Ltd., Natvest Parkson Sdn Bhd, Sukhothai Food Sdn Bhd, Timuriang Sdn Bhd and Parkson Retail Consulting and Management Sdn Bhd) of the first part, LLB Nominees Sdn Bhd of the second part, Lion Asia Investment Pte. Ltd. of the third part, Lion Industries Corporation Berhad of the fourth part, Amsteel Corporation Berhad of the fifth part and Lion Diversified Holdings Berhad of the sixth part for the acquisition by Lion Diversified Holdings Berhad of:

(a) 14,800,000 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Venture Pte. Ltd. from Natvest Parkson Sdn Bhd (20%), Sukhothai Food Sdn Bhd (18.2%), Parkson Retail Consulting and Management Sdn Bhd (11.8%), LLB Nominees Sdn Bhd (20%) and Lion Asia Investment Pte. Ltd. (30%);

(b) 10,000,000 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Investment Pte. Ltd. from Natvest Parkson Sdn Bhd (18%), Sukhothai Food Sdn Bhd (27%), Parkson Retail Consulting and Management Sdn Bhd (7%), LLB Nominees Sdn Bhd (18%) and Lion Asia Investment Pte. Ltd. (30%);

(c) 100 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Supplies Pte. Ltd. from Natvest Parkson Sdn Bhd (70%) and Lion Asia Investment Pte. Ltd. (30%);

(d) 1,000,000 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Glomart Pte. Ltd. from Timuriang Sdn Bhd (70%) and Lion Asia Investment Pte. Ltd. (30%);

(e) 2 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Pacific Pte. Ltd. from Angkasa Marketing (Singapore) Pte. Ltd.;

(f) 50,000,002 ordinary shares of RM1.00 each representing 100% equity interest in Parkson Corporation Sdn Bhd from Timuriang Sdn Bhd;

(g) 500,000 ordinary shares of RM1.00 each representing 100% equity interest in Xtra Supercenter Sdn Bhd from Timuriang Sdn Bhd;

for a total consideration of RM431,820,000.00 and the settlement of the net inter-company balances due by the target companies to the vendors totalling RM67,390,000.00 to be satisfied by a cash consideration of RM399,210,000.00 (of which RM150,000,000.00 shall be paid on completion and RM249,210,000.00 in deferred payment) and the issuance of RM100,000,000.00 nominal value.

(h) 2 ordinary shares of RM1.00 each representing 100% equity interest in Serbadagang Holdings Sdn Bhd from Timuriang Sdn Bhd;

(i) 4,500,000 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Management Pte. Ltd. from Natvest Parkson Sdn Bhd (70%) and Lion Asia Investment Pte. Ltd. (30%); and

(j) 2 ordinary shares of HKD1.00 each representing 100% equity interest in Exonbury Limited from Ambang Jaya Sdn Bhd (50% of the shares are held through Benavon Nominee Limited);

for a total consideration of RM431,820,000.00 and the settlement of the net inter-company balances due by the target companies to the vendors totalling RM67,390,000.00 to be satisfied by a cash consideration of RM399,210,000.00 (of which RM150,000,000.00 shall be paid on completion and RM249,210,000.00 in deferred payment) and the issuance of RM100,000,000.00 nominal value of 5-Year 2% redeemable convertible unsecured loan stock payable by Lion Diversified Holdings Berhad to Amsteel Corporation Berhad, Lion Asia Investment Pte. Ltd. and LLB Nominees Sdn Bhd.

(xxxiii) Conditional Sale and Purchase of Shares Agreement dated 6 September 2003 between Amsteel Corporation Berhad, Angkasa Marketing (Singapore) Pte. Ltd. and Umatrac Enterprises Sdn Bhd (collectively, "the Vendors") of the one part and LDH (S) Pte. Ltd., a wholly-owned subsidiary of Lion Diversified Holdings Berhad of the other part, for the acquisition by LDH (S) Pte. Ltd. of up to a maximum of 226,849,626 ordinary shares of RM1.00 each representing approximately 24.68% equity interest in Lion Corporation Berhad which are not accepted by the eligible shareholders of Lion Corporation Berhad (i.e. excluding Tan Sri William Cheng Heng Jem and Datuk Cheng Yong Kim and parties acting in concert with them) pursuant to a renounceble restricted offer for sale of the 226.8 million ordinary shares of RM1.00 each in Lion Corporation Berhad to be undertaken by the Vendors, at the price of RM1.00 per share in cash.

(xxxiv) Put and Call Option Agreement dated 6 September 2003 between Tan Sri Cheng Heng Jem, Datuk Cheng Yong Kim, Cheng Yong Kwang, Cheng Yong Liang, Amsteel Corporation Berhad, Lion Industries Corporation Berhad and Lion Asia Investment Pte. Ltd., whereby in consideration of the sum of RM1.00 only paid by Amsteel Corporation Berhad, Lion Industries Corporation Berhad and Lion Asia Investment Pte. Ltd. to Tan Sri Cheng Heng Jem, Datuk Cheng Yong Kim, Cheng Yong Kwang, Cheng Yong Liang and vice versa and in further consideration of the mutual agreements contained in therein, the parties agreed, inter alia that:

(1) Tan Sri Cheng Heng Jem and Datuk Cheng Yong Kim ("Grantors") grant Amsteel Corporation Berhad a double put option to require the Grantors to purchase; and

(2) Amsteel Corporation Berhad grant the Grantors a multiple call option to purchase;

a total of RM92,630,000 5-Year 2% redeemable convertible unsecured loan stocks at the nominal value of RM1.00 each to be issued by Lion Diversified Holdings Berhad pursuant to the Sale and Purchase of Shares Agreement dated 6 September 2003 ("LDHB RCULS") (including such shares converted from the LDHB RCULS ("LDHB Shares")), at the consideration to be calculated as follows:

(a) in respect of the LDHB RCULS, at the aggregate nominal value for each of the LDHB RCULS plus interest less coupon paid at the exercise date; and

(b) in respect of the LDHB Shares, such number of LDHB Shares times the conversion price plus interest less dividend paid as at the exercise date.

3.2 LDHB Group

Save as disclosed below, there are no material contracts (not being contracts entered into in the ordinary course of business) that have been entered into by the LDHB Group during the two (2) years immediately preceding the date of this Circular:

(i) Conditional Agreement dated 8 July 2002 between Lion Brewing Group Co. Ltd., a 55% subsidiary of DEbier Sdn Bhd, which is in turn a wholly-owned subsidiary of Chocolate Products (Malaysia) Berhad[d], Consitrade (M) Sdn Bhd, a wholly-owned subsidiary of Chocolate Products (Malaysia) Berhad and Jinkeda Group Co Ltd, for the acquisition by Lion Brewing Group Co Ltd and Consitrade (M) Sdn Bhd of 54.6% and 25% equity interest respectively in Jinhua Lion Brewery Co Ltd for the cash consideration of Rmb5,110,000.00 (equivalent to approximately RM2,350,000.00) and Rmb2,340,000.00 (equivalent to approximately RM1,070,000.00) respectively;

(ii) Call Option Agreement dated 21 October 2002 between Lion Mahkota Parade Sdn Bhd, Lion Subang Parade Sdn Bhd and Onyee Holdings Sdn Bhd (now known as Hektar Premier Sdn Bhd), wherein in consideration of Onyee Holdings Sdn Bhd agreeing to purchase the leasehold land held under H.S. (D) 49714 P.T. No. 501 in Town Area XLII, District of Melaka Tengah, Melaka together with the shopping mall erected thereon known as Mahkota Parade ("Mahkota Parade") and the payment of the option fee of RM1,460,000.00, Lion Mahkota Parade Sdn Bhd has granted to Onyee Holdings Sdn Bhd the call option to purchase Mahkota Parade from Lion Mahkota Parade Sdn Bhd for a total cash consideration of RM146,590,000.00;

(iii) Letter of Offer dated 21 October 2002 from Onyee Holdings Sdn Bhd (now known as Hektar Premier Sdn Bhd) duly accepted by Lion Subang Parade Sdn Bhd, wherein Onyee Holdings Sdn Bhd offered to purchase from Lion Subang Parade Sdn Bhd all that piece of freehold land held under H.S.(D) 22227 Lot 014193 PT 9120 in the Mukim of Damansara, District of Petaling, Selangor comprising an area of approximately 12.9 acres upon which a shopping mall known as Subang Parade is erected on an as is where is basis for a total cash consideration of RM223,410,000.00;

(iv) Conditional Sale and Purchase Agreement dated 24 December 2002 between Hektar Premier Sdn Bhd (formerly known as Onyee Holdings Sdn Bhd) and Lion Subang Parade Sdn Bhd, wherein Lion Subang Parade Sdn Bhd agrees to sell and Hektar Premier Sdn Bhd agrees to purchase all that piece of freehold land held under H.S.(D) 22227 Lot 014193 PT 9120 in the Mukim of Damansara, District of Petaling, Selangor comprising an area of approximately 12.9 acres upon which a shopping mall known as Subang Parade is erected on an as is where is basis for a total cash consideration of RM223,410,000.00;

(v) Novation and Assignment Agreement dated 1 August 2003 between Lion Mahkota Parade Sdn Bhd, Hektar Premier Sdn Bhd (formerly known as Onyee Holdings Sdn Bhd), Lion Subang Parade Sdn Bhd and Hektar Black Sdn Bhd (formerly known as Citidell Sdn Bhd) supplementing the Call Option Agreement dated 21 October 2002 between Lion Mahkota Parade Sdn Bhd and Hektar Premier Sdn Bhd ("Option Agreement"), wherein in consideration of Hektar Black Sdn Bhd agreeing to assume the entire responsibility for and undertaking to carry out discharge observe and perform all agreements conditions covenants obligations stipulations and terms on the part of Hektar Premier Sdn Bhd contained in the Option Agreement, and in further consideration of Hektar Premier Sdn Bhd assigning unto Hektar Black Sdn Bhd all Hektar Premier Sdn Bhd's rights interests and benefits under the Option Agreement, Lion Mahkota Parade Sdn Bhd consents to Hektar Permier Sdn Bhd assigning and novating absolutely to Hektar Black Sdn Bhd all rights interest and obligations in relation to the purchase the leasehold land held under H.S. (D) 49714 P.T. No. 501 in Town Area XLII, District of Melaka Tengah, Melaka together with the shopping mall erected thereon known as Mahkota Parade under the Option Agreement;

(vi) Conditional Sale and Purchase Agreement dated 5 September 2003 between LDH Management Sdn Bhd and Graimpi Sdn Bhd, both wholly-owned subsidiaries of Lion Diversified Holdings Berhad of the one part and Horsinvest Holding Co Limited of the other part, for the disposal by:-

(a) LDH Management Sdn Bhd of 9,066,500 ordinary shares of RM1.00 each and 100,123,513 preference shares of RM0.01 each representing 50% equity interest in Consitrade (M) Sdn Bhd; and

(b) Graimpi Sdn Bhd of 5,000,000 ordinary shares of RM1.00 each representing 50% equity interest in Debier Sdn Bhd;

to Horsinvest Holding Co Limited for a total cash consideration of USD131,500,000.00 (equivalent to approximately RM499,700,000.00).

(vii) Call and Put Option Agreement dated 5 September 2003 between LDH Management Sdn Bhd and Graimpi Sdn Bhd, both wholly-owned subsidiaries of Lion Diversified Holdings Berhad of the one part and Horsinvest Holding Co Limited of the other part for the disposal by:-

(c) LDH Management Sdn Bhd of 9,066,500 ordinary shares of RM1.00 each and 100,123,513 preference shares of RM0.01 each representing the remaining 50% equity interest in Consitrade (M) Sdn Bhd; and

(d) Graimpi Sdn Bhd of 5,000,000 ordinary shares of RM1.00 each representing the remaining 50% equity interest in Debier Sdn Bhd;

to Horsinvest Holding Co Limited for a total consideration comprising the aggregate of USD131,500,000.00 (equivalent to approximately RM499,700,000.00) and a return component based on either:-

(a) 6% interest per annum on USD78,900,000.00 (equivalent to approximately RM299,820,000.00) during the relevant period; or

(b) 60% of the increase of the net asset value of the shares to be disposed of during the relevant period.

(viii) Shareholders Agreement dated 5 September 2003 between LDH Management Sdn Bhd, a wholly-owned subsidiary of Lion Diversified Holdings Berhad of the one part and Horsinvest Holding Co Limited, of the other part, setting out the terms of management of Consitrade (M) Sdn Bhd between the parties;

(ix) Shareholders Agreement dated 5 September 2003 between Graimpi Sdn Bhd, a wholly-owned subsidiary of Lion Diversified Holdings Berhad of the one part and Horsinvest Holding Co Limited, of the other part, setting out the terms of management of Debier Sdn Bhd between the parties;

(x) Conditional Sale and Purchase of Shares Agreement dated 6 September 2003 between Amsteel Group Vendors (comprising Ambang Jaya Sdn Bhd, Angkasa Marketing (Singapore) Pte Ltd, Natvest Parkson Sdn Bhd, Sukhothai Food Sdn Bhd, Timuriang Sdn Bhd and Parkson Retail Consulting and Management Sdn Bhd) of the first part, LLB Nominees Sdn Bhd of the second part, Lion Asia Investment Pte Ltd of the third part, Lion Industries Corporation Berhad of the fourth part, Amsteel Corporation Berhad of the fifth part and Lion Diversified Holdings Berhad of the sixth part for the acquisition of:-

(a) 14,800,000 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Venture Pte Ltd from Natvest Parkson Sdn Bhd (20%), Sukhothai Food Sdn Bhd (18.2%), Parkson Retail Consulting and Management Sdn Bhd (11.8%), LLB Nominees Sdn Bhd (20%) and Lion Asia Investment Pte Ltd.(30%);

(b) 10,000,000 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Investment Pte Ltd from Natvest Parkson Sdn Bhd (18%), Sukhothai Food Sdn Bhd (27%), Parkson Retail Consulting and Management Sdn Bhd (7%), LLB Nominees Sdn Bhd (18%) and Lion Asia Investment Pte Ltd (30%);

(c) 100 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Supplies Pte Ltd from Natvest Parkson Sdn Bhd (70%) and Lion Asia Investment Pte Ltd (30%);

(d) 1,000,000 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Glomart Pte Ltd from Timuriang Sdn Bhd (70%) and Lion Asia Investment Pte Ltd (30%);

(e) 2 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Pacific Pte Ltd from Angkasa Marketing (Singapore) Pte Ltd;

(f) 50,000,002 ordinary shares of RM1.00 each representing 100% equity interest in Parkson Corporation Sdn Bhd from Timuriang Sdn. Bhd;

(d) 500,000 ordinary shares of RM1.00 each representing 100% equity interest in Xtra Supercenter Sdn Bhd from Timuriang Sdn Bhd;

(e) 2 ordinary shares of RM1.00 each representing 100% equity interest in Serbadagang Holdings Sdn Bhd from Timuriang Sdn Bhd;

(f) 4,500,000 ordinary shares of SGD1.00 each representing 100% equity interest in Parkson Management Pte Ltd from Natvest Parkson Sdn Bhd (70%) and Lion Asia Investment Pte Ltd (30%); and

(g) 2 ordinary shares of HKD1.00 each representing 100% equity interest in Exonbury Limited from Ambang Jaya Sdn Bhd (50% of the shares are held through Benavon Nominee Limited);

for a total consideration of RM431,820,000.00 and the settlement of the net inter-company balances due by the target companies to the vendors totalling RM67,390,000.00 to be satisfied by a cash consideration of RM399,210,000.00 (of which RM150,000,000.00 shall be paid on completion and RM249,210,000.00 in deferred payment) and the issuance of RM100,000,000.00 nominal value of 5-Year 2% redeemable convertible unsecured loan stock payable by Lion Diversified Holdings Berhad to Amsteel Corporation Berhad, Lion Asia Investment Pte Ltd and LLB Nominees Sdn Bhd;

(xi) Conditional Sale and Purchase of Shares Agreement dated 6 September 2003 between Ributasi Holdings Sdn Bhd of the one part and Lion Diversified Holdings Berhad of the other part for the acquisition by Lion Diversified Holdings Berhad of 4,935,000 ordinary shares of RM1.00 each representing 100% equity interest in Likom Caseworks Sdn Bhd for a total consideration of RM105,700,000.00 to be satisfied by the issuance of RM63,530,000.00 nominal value of 5-Year 2% coupon irredeemable convertible unsecured loan stocks and RM42,170,000.00 by way of the allotment and issuance of new ordinary shares of RM0.50 each in Lion Diversified Holdings Berhad, at RM0.86 per share;

(xii) Conditional Subscription Agreement dated 6 September 2003 between Lion Diversified Holdings Berhad of the first part, Diverse Arcadia Sdn Bhd of the second part and Likom Computer System Sdn Bhd of the third part to subscribe for 9,998 ordinary shares representing 99.98% equity interest in Diverse Arcadia Sdn Bhd for a total cash subscription sum of RM9,998.00 or RM1.00 per share and the assumption of all the obligations of Diverse Arcadia Sdn Bhd to pay Likom Computer System Sdn Bhd the purchase price of RM25,430,000.00 for the proposed acquisition of Likom Computer System Sdn Bhd's business and assets pursuant to the sale and purchase agreement dated 6 September 2003 between Likom Computer System Sdn Bhd of the one part and Diverse Arcadia Sdn Bhd of the other part to be satisfied by the issuance of RM15,290,000.00 nominal value of 5-Year 2% coupon irredeemable convertible unsecured loan stocks to be issued by Lion Diversified Holdings Berhad and RM10,140,000.00 by way of allotment and issuance of new ordinary shares of RM0.50 each in Lion Diversified Holdings Berhad at RM0.86 per share;

(xiii) Conditional Sale and Purchase Agreement dated 6 September 2003 between Narajaya Sdn Bhd of the first part, LDH Management Sdn Bhd, a wholly-owned subsidiary of Lion Diversified Holdings Berhad of the second part and Lion Diversified Holdings Berhad of the third part for the acquisition of the development project known as Mahkota Cheras Project (which comprises 192 pieces of land less the excluded units, the development rights, the development liabilities, subject to, inter alia, the substitution of cash assets amounting to RM48,390,000.00, the collection by Narajaya Sdn Bhd of trade receivables amounting to RM25,621,159.00 and payment thereof to LDH Management Sdn Bhd, the covenant by Narajaya Sdn Bhd to deliver the fixed assets to LDH Management Sdn Bhd) all as at 25 March 2003 for a total consideration of RM156,781,323.00 to be satisfied by cash of RM6,611,970.00, RM40,601,323.00 by way of allotment and issuance of new ordinary shares of Lion Diversified Holdings Berhad at RM0.86 per share, RM61,180,000.00 nominal value of 5-Year 2% coupon irredeemable convertible unsecured loan stocks to be issued by Lion Diversified Holdings Berhad and cash of RM48,388,030.00 to substitute the cash assets;

(xiv) Conditional Sale and Purchase of Shares Agreement dated 6 September 2003 between Amsteel Corporation Berhad, Angkasa Marketing (Singapore) Pte Ltd and Umatrac Enterprises Sdn Bhd of the one part and LDH (S) Pte Ltd, a wholly-owned subsidiary of Lion Diversified Holdings Berhad (collectively, "the Vendors") of the other part, for the acquisition by LDH (S) Pte Ltd of up to a maximum of 226,849,626 ordinary shares of RM1.00 each representing approximately 24.68% equity interest in Lion Corporation Berhad which are not accepted by the eligible shareholders of Lion Corporation Berhad (i.e. excluding Tan Sri William Cheng Heng Jem and Datuk Cheng Yong Kim and parties acting in concert with them) pursuant to a renounceble restricted offer for sale of the 226.89 million ordinary shares of RM1.00 each in Lion Corporation Berhad to be undertaken by the Vendors at the price of RM1.00 per share in cash; and

(xv) Conditional Sale and Purchase Agreement dated 16 December 2003 entered between Lion Mahkota Parade Sdn Bhd, a 99.99% owned subsidiary of Lion Diversified Holdings Berhad, Ayer Keroh Resort Sdn Bhd and Hektar Black Sdn Bhd for the sale of the shopping mall known as Mahkota Parade together with the leasehold land measuring approximately 13.1 acres which is held under H.S. (D) 49714, PT 501, Town Area XLII, District of Melaka Tengah, Melaka for a cash consideration of RM146.59 million.

3.3 LCB Group

Save as disclosed below, there are no material contracts (not being contracts entered into in the ordinary course of business) that have been entered into by the LCB Group during the two (2) years immediately preceding the date of this Circular:

(i) Third Supplemental Agreement dated 26 March 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd, Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn Bhd of the one part (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that the consideration be instead satisfied by an issuance of RM143,231,483.00 in value of new Angkasa Marketing Berhad shares and the balance of RM6,824,081.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the Angkasa Marketing Berhad Group; the issue price of the new Angkasa Marketing Berhad shares shall be set at a 5% premium to the then theoretical market price of Angkasa Marketing Berhad shares, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95.

(ii) Third Supplemental Agreement dated 26 March 2002 between Akurjaya Sdn Bhd of the one part and Limpahjaya Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Akurjaya Sdn Bhd of 240,000,000 ordinary shares of RM1.00 each in Megasteel Sdn Bhd to Limpahjaya Sdn Bhd for a consideration of RM1,089,992,435.00, to include that the consideration be revised to RM1,007,921,816.00 to be satisfied by an issuance of RM851,225,707.00 Lion Corporation Berhad bonds and RM156,696,109.00 in value of new Lion Corporation Berhad shares.

(iii) Second Supplemental Agreement dated 26 March 2002 between Lion Corporation Berhad of the one part and Lembaga Tabung Angkatan Tentera of the other part, amending certain terms of the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered into between the parties for the disposal by Lion Corporation Berhad of 83,050,000 shares of RM1.00 per share in the share capital of Lion Land Berhad for a consideration of such number of fully paid-up or credited as fully paid-up ordinary shares in the share capital of Amsteel Corporation Berhad held by Lembaga Tabung Angkatan Tentera taking into account the terms therein contained, to include that the disposal by Lion Corporation Berhad shall be of a revised 71,422,170 shares in Lion Land Berhad in exchange for a revised 28,568,868 Amsteel Corporation Berhad shares based on an indicative exchange ratio of 2.5 Lion Land Berhad shares for 1 Amsteel Corporation Berhad share.

(iv) Third Supplemental Agreement dated 26 March 2002 between Horizon Towers Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Finlink Holdings Sdn Bhd, Happyvest (M) Sdn Bhd, Panoron Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, William Cheng Sdn Bhd, Ceemax Electronics Sdn Bhd, Lancaster Trading Co Ltd and Lion Holdings Pte Ltd (collectively, "Amsteel Vendors") of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered into between the parties, for the acquisition by Lion Corporation Berhad of 456,241,053 shares in the share capital of Amsteel Corporation Berhad for a consideration of RM456,241,053.00, to include the acquisition by Lion Corporation Berhad of a revised 412,515,555 shares in Amsteel Corporation Berhad for a revised consideration of RM431,619,867.00 to be satisfied by an issuance of RM431,619,867.00 in value of new Lion Corporation Berhad shares; the issue price of the new Lion Corporation Berhad shares shall be set at a 5% premium to the then theoretical market price of Lion Corporation Berhad shares, subject to the minimum issue price of RM1.00 each provided that the theoretical market price shall be below RM0.95 each.

(v) Third Supplemental Agreement dated 26 March 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Konming Investments Limited of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties, to include the disposal by Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Konming Investments Limited of 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in Lion Land Berhad to Lion Corporation Berhad for a consideration of RM260,467,423.00, to include that the consideration be satisfied instead by an issuance of RM219,973,973.00 Lion Corporation Berhad bonds and an issue of RM40,493,450.00 in value of new Lion Corporation Berhad shares.

(vi) Fourth Supplemental Agreement dated 8 July 2002 between Akurjaya Sdn Bhd, Amsteel Corporation Berhad and Crystavel Sdn Bhd of the one part and Limpahjaya Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by Akurjaya Sdn Bhd of 240,000,000 ordinary shares of RM1.00 each in Megasteel Sdn Bhd, to include Amsteel Corporation Berhad and Crystavel Sdn Bhd as co-vendors and the additional disposal of 49,000,000 Preference "D" Shares of RM0.01 each by Crystavel Sdn Bhd and 26,670,000 Preference "F" Shares of RM0.01 each by Amsteel Corporation Berhad, both in Megasteel Sdn Bhd to Limpahjaya Sdn Bhd for a consideration forming part of the total consideration of RM1,007,921,816.00.

(vii) Third Supplemental Agreement dated 3 September 2002 between Jelajah Jaya Sdn Bhd, Bayview Properties Sdn Bhd, Lion Development (Penang) Sdn Bhd, Lion Management Sdn Bhd, Trillionvest Sdn Bhd and Tan Sri Cheng Heng Jem of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered into between the parties for the acquisition by Lion Corporation Berhad of 2,958,114 shares in the share capital of Amsteel Corporation Berhad for a consideration of RM2,958,114.00, to include that Jelajah Jaya Sdn Bhd, Bayview Properties Sdn Bhd, Lion Development (Penang) Sdn Bhd, Lion Management Sdn Bhd, Narajaya Sdn Bhd, Trillionvest Sdn Bhd and Tan Sri Cheng Heng Jem shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Amsteel Corporation Berhad Group in the People's Republic of China upon the terms therein contained.

(viii) Fourth Supplemental Agreement dated 3 September 2002 between Horizon Towers Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Finlink Holdings Sdn Bhd, Happyvest (M) Sdn Bhd, Panoron Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, William Cheng Sdn Bhd, Ceemax Electronics Sdn Bhd, Lancaster Trading Co Ltd and Lion Holdings Pte Ltd (collectively, "Amsteel Vendors") of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered into between the parties, for the acquisition by Lion Corporation Berhad of 412,515,555 shares in the share capital of Amsteel Corporation Berhad for a consideration of RM431,619,867.00, to include that the Amsteel Vendors shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Amsteel Corporation Berhad Group in the People's Republic of China upon the terms therein contained.

(ix) Fourth Supplemental Agreement dated 3 September 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd, Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn Bhd (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that Angkasa Marketing Berhad shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Angkasa Marketing Berhad Group in the People's Republic of China upon the terms therein contained.

(x) Fourth Supplemental Agreement dated 3 September 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Konming Investments Limited of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties, to include the disposal by Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Konming Investments Limited of 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in Lion Land Berhad to Lion Corporation Berhad for a consideration of RM260,467,423.00, to include that Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Konming Investments Limited shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Lion Land Berhad Group in the People's Republic of China upon the terms therein contained.

(xi) Third Supplemental Agreement dated 11 October 2002 between Lion Corporation Berhad of the one part and Lembaga Tabung Angkatan Tentera of the other part, amending certain terms of the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by Lion Corporation Berhad of 71,422,170 shares of RM1.00 per share in the share capital of Lion Land Berhad for a consideration of such number of fully paid-up or credited as fully paid-up ordinary shares in the share capital of Amsteel Corporation Berhad held by Lembaga Tabung Angkatan Tentera taking into account the terms therein contained, to include that the disposal by Lion Corporation Berhad shall be of a revised 47,274,317 shares in Lion Land Berhad in exchange for a revised 40,135,777 shares in Amsteel Corporation Berhad based on the exchange ratio of 1.17785978 Lion Land Berhad share for 1 Amsteel Corporation Berhad share.

(xii) Second Supplemental Agreement dated 7 January 2003 between Lion Corporation Berhad of the one part and Umatrac Enterprises Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Umatrac Enterprises Sdn Bhd of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong Realty Sdn Bhd for a consideration of RM1,915,000.00 to be satisfied by netting-off against inter-company balances owing by the Lion Corporation Berhad Group to the Amsteel Corporation Berhad Group, to include that the consideration be revised to RM1,825,200.00.

(xiii) Fifth Supplemental Agreement dated 7 January 2003 between Akurjaya Sdn Bhd, Amsteel Corporation Berhad and Crystavel Sdn Bhd of the one part and Limpahjaya Sdn Bhd of the other part, amending certain terms in the Conditional Share Sale Agreement (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 8 July 2002) entered between the parties for the disposal by Akurjaya Sdn Bhd of 240,000,000 ordinary shares of RM1.00 each, disposal by Crystavel Sdn Bhd of 49,000,000 Preference "D" Shares of RM0.01 each and the disposal by Amsteel Corporation Berhad of 26,670,000 Preference "F" Shares of RM0.01 each, all in Megasteel Sdn Bhd to Limpahjaya Sdn Bhd for a total consideration of RM1,007,921,816.00, to include that the satisfaction of the purchase consideration be revised to be by RM0.01 million cash; an issuance of RM851.72 million in net present value (RM1,599.41 million in nominal amount) of Ringgit denominated Lion Corporation Berhad bonds together with up to 53.93 million detachable new ordinary shares of RM1.00 each in Lion Corporation Berhad as equity kicker shares; and 156.19 million new Lion Corporation Berhad shares of RM1.00 each at an issue price of RM1.00 each, which represents the par value of Lion Corporation Berhad shares.

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(xiv) First Supplemental Agreement dated 7 January 2003 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Konming Investments Limited of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Konming Investments Limited of 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in Lion Land Berhad to Lion Corporation Berhad for a consideration of RM260,467,423.00, to include that the satisfaction of purchase consideration be revised to be by RM0.003 million cash; an issuance of RM220.11 million in net present value (RM413.32 million in nominal amount) of Ringgit denominated Lion Corporation Berhad bonds together with up to 13.94 million detachable new ordinary shares of RM1.00 each in Lion Corporation Berhad as equity kicker shares; and 40.36 million new Lion Corporation Berhad shares at an issue price of RM1.00 each, which represents the par value of Lion Corporation Berhad shares.

(xv) Fifth Supplemental Agreement dated 7 January 2003 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd, Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn Bhd (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by the Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that the satisfaction of purchase consideration be revised to include that (i) the purchase consideration of RM16,236,282.00 for shares held by Lion Corporation Berhad and Limpahjaya Sdn Bhd be settled by an issuance of 8,967,491 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share and the balance of RM6,820,417.00 be set off against inter-company balances owing from Lion Corporation Berhad and its subsidiary and associated companies to Angkasa Marketing Berhad; and (ii) the purchase consideration of RM133,819,282.00 for shares held by Amsteel Corporation Berhad, Umatrac Enterprises Sdn Bhd and Posim Berhad be settled by an issuance of 127,446,935 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share.

(xvi) Fifth Supplemental Agreement dated 7 January 2003 between Horizon Towers Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Finlink Holdings Sdn Bhd, Happyvest (M) Sdn Bhd, Panoron Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, William Cheng Sdn Bhd, Ceemax Electronics Sdn Bhd, Lancaster Trading Co Ltd and Lion Holdings Pte Ltd (collectively, "Amsteel Vendors") of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 3 September 2002) entered into between the parties, for the acquisition by Lion Corporation Berhad of 412,515,555 shares in the share capital of Amsteel Corporation Berhad for a consideration of RM431,619,867.00, to include that (i) the purchase consideration be revised to RM416,333,409.00 to be settled by an issuance of 396,508,009 new ordinary shares of RM1.00 each in Lion Corporation Berhad at an issue price of RM1.05 each, which represents a 5% premium over the par value of Lion Corporation Berhad shares; and (ii) the number of Amsteel Corporation Berhad shares to be acquired by Lion Corporation Berhad be revised to 416,333,409 shares.

(xvii) Fourth Supplemental Agreement dated 7 January 2003 between Jelajah Jaya Sdn Bhd, Bayview Properties Sdn Bhd, Lion Development (Penang) Sdn Bhd, Lion Management Sdn Bhd, Trillionvest Sdn Bhd and Tan Sri Cheng Heng Jem of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 3 September 2002) entered into between the parties for the acquisition by Lion Corporation Berhad of 2,958,114 shares in the share capital of Amsteel Corporation Berhad for a consideration of RM2,958,114.00, to include that (i) the purchase consideration be revised to RM2,927,572.00 to be settled by an issuance of 2,788,163 new ordinary shares of RM1.00 each in Lion Corporation Berhad at an issue price of RM1.05 each, which represents a 5% premium over the par value of Lion Corporation Berhad shares; and (ii) the number of Amsteel Corporation Berhad shares to be acquired by Lion Corporation Berhad be revised to 2,927,572 shares.

(xviii) Trust Deed dated 10 March 2003 between Lion Corporation Berhad of the one part and Malaysian Trustees Berhad of the other part, whereby Malaysian Trustees Berhad shall hold all proceeds received by it from Lion Corporation Berhad and its subsidiaries upon trust for each and every RM bondholder in relation to the issuance by Lion Corporation Berhad of up to RM52,973,564 only nominal value of zero coupon redeemable secured class A bonds, RM717,370,227 only nominal value of zero coupon redeemable secured class B(a) bonds and RM2,012,733,303 only nominal value of zero coupon redeemable secured class B(b) bonds.

(xix) Priority and Security Sharing Agreement dated 14 March 2003 between Lion Corporation Berhad of the first part, BNP Paribas (Labuan branch) as lender of the second part, Malaysian Trustees Berhad as trustee of the third part, RHB Sakura Merchant Bankers Berhad ("RHB Sakura") as security trustee of the fourth part and the parties listed therein as the security parties of the fifth and last part, whereby RHB Sakura as security trustee for and on behalf of the RM bondholders and USD debt holders shall hold the security over all amounts payable under and in relation to the issuance by Lion Corporation Berhad of up to RM52,973,564 only nominal value of zero coupon redeemable secured class A bonds, RM717,370,227 only nominal value of zero coupon redeemable secured class B(a) bonds and RM2,012,733,303 only nominal value of zero coupon redeemable secured class B(b) bonds and USD3,761,192 class B LCB debts.

Notes:

(a) *Lion Land Berhad changed its name to Lion Industries Corporation Berhad with effect from 18 February 2003.*

(b) *Posim Berhad changed its name to Lion Forest Industries Berhad with effect from 20 May 2003.*

(c) *Angkasa Marketing Berhad changed its name to Silverstone Corporation Berhad with effect from 18 February 2003.*

(d) *Chocolate Products (Malaysia) Berhad changed its name to LDHB with effect from 10 December 2003.*

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4. Material Litigations

4.1 Amsteel Group

Save as disclosed below, the Amsteel Group is not engaged in any material litigation, claim or arbitration, either as plaintiff or defendant, which has a material effect on the financial position of Amsteel or its subsidiaries and the Board of Amsteel has no knowledge of any proceedings pending or threatened against Amsteel or its subsidiaries or of any fact likely to give rise to any proceeding which may materially and adversely affect the financial position of Amsteel or its subsidiaries:

(i) Total Resources Sdn Bhd ("TR") has filed an action against Lion Ipoh Parade Sdn Bhd ("LIP") on 29 April 2000 vide Ipoh High Court Civil Suit No.22-107-2000.

Prior to LIP's acquisition of the land held under PN 50789 Lot No. 8691U, Daerah Kinta, Bandar Ipoh ("the said Land"), TR had acquired the rights of way over two (2) strips of land through the said Land as access road to lands held under CT 22851-22855 Lot Nos. 2900N-2904N Daerah Kinta, Bandar Ipoh ("the adjoining Lands") by way of registered leases. TR subsequently sold the adjoining Lands to LIP. Accordingly, LIP became the registered proprietor of both the said Land and the adjoining Lands and constructed a building on the said Land. TR alleged that LIP had trespassed on the two (2) strips of land held by TR as registered lessee and claimed special damages in the sum of RM21,805,560. It is LIP's contention that TR's rights over the said Land were extinguished by operation of law as there had been a unity of title and possession by LIP of both the said Land and the adjoining Lands.

LIP had on 21 November 2001 obtained leave of the Court to add, *inter alia*, the counterclaim for the cancellation of TR's two (2) said registered leases from the respective documents of title, by way of an Amended Statement of Defence and Counterclaim.

TR's application to amend its Statement of Claim was allowed by the Court on 16th October 2002 and LIP has been given leave to amend its Statement of Defence upon being served with the Amended Statement of Claim. No mention date has been fixed pending the extraction and service of the Amended Statement of Claim. The matter is fixed on the 5 March 2004 for case management.

The Directors have been advised that LIP has a good defence as TR had not suffered any actual damages.

(ii) Tafco Development Sdn Bhd ("Tafco") has filed Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three (3) others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70% owned subsidiary of Amsteel. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Originating Petition, Tafco alleged inter alia that:

(a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and

(b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:

(a) the third party charge to be cancelled and declared null and void; and

(b) to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The Court has granted an adjournment for an application to strike out the Petition on 16 August 2004.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Petition.

(iii) Ariffin Haji Ismail Plantations Sdn Bhd ("AHIP") has filed a Writ of Summons No. S1-22-546 of 2002 in the High Court of Malaya at Kuala Lumpur against Amsteel's 70% owned subsidiary, Ambang Maju Sdn Bhd ("Ambang Maju").

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal of the said Lands was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco Development Sdn Bhd ("Tafco"), the nominee of AHIP, was issued with 30,000 ordinary shares of RM1-00 each in Ambang Maju ("the Allotted Shares").

AHIP alleges that:

(a) although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;

(b) the difference of RM6 million was to be utilized by AHIP to defray their cost of disposal of RM531,870-60 and the remaining sum of RM5,468,129-40 was to be utilized by AHIP or its nominee as capital contribution in Ambang Maju; and

(c) since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129-40 was still due and owing to AHIP by Ambang Maju.

AHIP claims against Ambang Maju the sum of RM5,438,129.40, interest at the rate of 8% per annum from 2 December 2001 till date of full settlement and litigation costs.

Ambang Maju's application for a consolidation of proceedings between this action with that of Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur (Commercial Division) was allowed on 16 January 2003.

AHIP withdrew its application for Summary Judgment on 5 November 2003. The Court allowed Ambang Maju's application to amend its Defence on 7 November 2003. The matter is fixed for mention on 25 February 2004. The amended statement of defence has been filed to the Court and is currently pending a hearing date from the Court.

The Directors have been advised that Ambang Maju has a defence to the claim

(iv) In the High Court of Malaya at Shah Alam Suit No. MT4-22-21-98, Amsteel Securities (M) Sdn Bhd[a] ("AMS") claimed against Chase Perdana Berhad and Dato' Mohan Swami (guarantor for Chase Perdana Berhad) for contra losses amounting to RM16,159,526.79 and interest at the rate of 24% on the principal sum of RM16,159,526.79 from 29 November 1997 till date of full settlement. The case is now kept in abeyance pending Chase Perdana Berhad's debt restructuring.

The Directors have been advised that AMS has reasonable grounds for the claims.

(v) In the High Court of Malaya at Shah Alam Suit No. MT1-22-47-98, AMS claimed against Hwang You Chuaang @ James Wong for contra losses amounting to RM8,516,606.82 and interest at the rate of 14.75% on the principal sum of RM8,516,606.82 from 6 February 1998 till date of full settlement. The case is fixed for case management on 1 and 2 July 2004.

The Directors have been advised that AMS has reasonable grounds for the claims.

(vi) In the High Court of Malaya at Shah Alam Suit No. MT4-22-101-98, AMS claimed against Lim Tee Keong, Dato' Jerry Goh and the estate of Chew Kar Hooi (deceased) for contra losses amounting to RM23,756,771.52, interest amounting to RM150,647.20 as at 23 January 1998 and further interest at the rate of 14.75% on the principal sum of RM23,756,771.52 from 24 January 1998 till date of full settlement. Dato' Jerry Goh and Chew Kar Hooi (deceased) were guarantors of Lim Tee Keong. Summary Judgment against Lim Tee Keong, Dato' Jerry Goh and the estate of Chew Kar Hooi (deceased) was obtained on 15 May 2002. The appeal against Summary Judgment filed on 22 May 2002 is fixed for hearing on 29 March 2004.

The Directors have been advised that AMS has reasonable grounds for the claims.

(vii) In the High Court of Malaya at Shah Alam Suit No. MT3-22-100-98, AMS claimed against Lew Tsui Eng (as the administrator of the estate of Chew Kar Hooi), Goh Chee Khen and Lim Tee Keong for contra losses amounting to RM14,793,182.33, interest amounting to RM403,953.13 as at 23 January 1998 and further interest at the rate of 14.75% on the principal sum of RM14,793,182.33 from 24 January 1998 till date of full settlement. Goh Chee Khen and Lim Tee Keong were guarantors of Chew Kar Hooi (deceased). The matter is fixed for further case management on 2 April 2004.

The Directors have been advised that AMS has reasonable grounds for the claims.

(viii) In the High Court of Malaya at Kuala Lumpur Suit No. D6-22-1092-98, AMS claimed against Rekapacific Berhad and Soh Chee Wen (as guarantor for Rekapacific Berhad) for contra losses amounting to RM42,947,573.60 and interest at the rate of 13.5% on the principal sum of RM42,947,573.60 from 3 April 1998 till date of full settlement. The matter is scheduled for hearing on 13, 14, 15 and 16 September 2004.

The Directors have been advised that AMS has reasonable grounds for the claims.

(ix) In the High Court of Malaya at Shah Alam Suit No. MT3-22-386-98, AMS claimed against Promet Berhad for contra losses amounting to RM16,443,931.55, interest amounting to RM243,910.23 as at 26 March 1998 and further interest at the rate of 18.5% on the principal sum of RM16,443,931.55 from 27 March 1998 till date of full settlement. Summary Judgment was obtained against Promet Berhad on 19 June 2003. A date to hear Promet Berhad's appeal against Summary Judgment has not been fixed.

The Directors have been advised that AMS has reasonable grounds for the claims.

(x) In the High Court of Malaya at Kuala Lumpur Suit No. D1-22-1055-97, AMS claimed against Kam Hock Aun, Teong Teck Leng and Leong Wye Keong for contra losses amounting to RM8,148,904.60 and interest at the rate of 13.5% on the principal sum of RM8,148,904.60 from 6 September 1997 till date of full settlement. Teong Teck Leng and Leong Wye Keong were guarantors for Kam Hock Aun. Teong Teck Leng has been declared bankrupt and AMS has applied to the Official Assignee for sanction to proceed with AMS's claim against Teong Teck Leng. On the mention date of 18 April 2002, the Court directed that a trial date be fixed only after AMS obtains the sanction of the Official Assignee to proceed in its claim against Teong Teck Leng.

The Directors have been advised that AMS has reasonable grounds for the claims.

(xi) In the High Court of Malaya at Shah Alam Suit No. MT2-22-57-98, AMS claimed against Chong Kiew Fong for contra losses amounting to RM8,296,285.37 and interest at the rate of 14.75% on RM8,296,285.37 from 6 February 1998 till date of full settlement. Summary Judgment was obtained by AMS against Chong Kiew Fong on 10 August 1999. A date to hear Chong Kiew Fong's appeal against Summary Judgment has not been fixed.

The Directors have been advised that AMS has reasonable grounds for the claims.

Note:

(a) Amsteel Securities (M) Sdn Bhd changed its name to Amsteel Equity Capital Sdn Bhd with effect from 10 February 2003.

4.2 LDHB Group

As at the date of this Circular, the LDHB Group is not involved in any material litigation, claims or arbitration, either as plaintiff or defendant, nor are there any proceedings, pending or threatened, against LDHB and/or its subsidiaries, or any facts likely to give rise to any proceedings which might materially and adversely affect the financial position or business of LDHB and/or its subsidiaries.

4.3 LCB Group

As at the date of this Circular, the LCB Group is not involved in any material litigation, claims or arbitration, either as plaintiff or defendant, nor are there any proceedings, pending or threatened, against LCB and/or its subsidiaries, or any facts likely to give rise to any proceedings which might materially and adversely affect the financial position or business of LCB and/or its subsidiaries.

5. Documents Available for Inspection

Copies of the following documents will be available for inspection at the registered office of Amsteel at Level 46 Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur during normal office hours from Mondays to Fridays (excluding public holidays) for the period commencing from the date of this Circular to the date of the forthcoming EGM:

(i) Memorandum and Articles of Association of Amsteel, LDHB, LCB and the Target Companies;

(ii) Audited financial statements of the Amsteel Group, LDHB Group and LCB Group for the past two (2) FYE 30 June 2003 and the unaudited results of the Amsteel Group, LDHB Group and LCB Group for the six (6) months ended 31 December 2003;

(iii) Audited financial statements of the Target Companies for the past two (2) FYE 30 June 2003 and the unaudited results for the six (6) months ended 31 December 2003;

(iv) The proforma consolidated balance sheets of Amsteel as at 30 June 2003 and the Auditors' letter thereon;

(v) The letters of consent referred to in Section 2 above;

(vi) The material contracts referred to in Section 3 above;

(vii) The relevant cause papers in respect of the material litigations as set out in Section 4 above; and

(viii) The Trust Deed referred to in Part A Section 2.5 of this Circular.

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AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Amsteel Corporation Berhad ("Amsteel"/the "Company") will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Friday, 19 March 2004 at 10.00 a.m. for the purpose of considering and, if thought fit, passing the following Ordinary Resolutions.

ORDINARY RESOLUTION 1 - PROPOSED PARKSON DISPOSALS

THAT subject to the approvals of the relevant authorities and pursuant to the Conditional Sale and Purchase Agreement dated 6 September 2003 entered into among Ambang Jaya Sdn Bhd ("AJSB"), Angkasa Marketing (Singapore) Pte Ltd ("AMSPL"), Natvest Parkson Sdn Bhd ("NPSB"), Sukhothai Food Sdn Bhd ("SFSB"), Timuriang Sdn Bhd ("TIMURIANG"), Parkson Retail Consulting and Management Sdn Bhd ("RETAIL") (collectively referred to as "Amsteel Group Vendors") and Lion Diversified Holdings Berhad ("LDHB"), approval be given to the Amsteel Group Vendors to dispose of their respective equity interest in the companies as set out below ("Target Companies") to LDHB for an aggregate disposal consideration of RM364.23 million, and the settlement of net inter-company balances owing by the relevant Target Companies and their subsidiaries/associated companies to Amsteel and its subsidiaries of RM98.21 million as at 30 June 2003 or such other amount as may be determined at the completion date, of which the total consideration attributable to the Amsteel Group Vendors is RM462.44 million ("Proposed Parkson Disposals"):

(i) the entire 50% equity interest in Parkson Venture Pte Ltd comprising 7,400,000 ordinary shares of SGD1.00 each, held by SFSB, RETAIL and NPSB;

(ii) the entire 52% equity interest in Parkson Investment Pte Ltd comprising 5,200,000 ordinary shares of SGD1.00 each, held by SFSB, RETAIL and NPSB;

(iii) the entire 70% equity interest in Parkson Management Pte Ltd comprising 3,150,000 ordinary shares of SGD1.00 each, held by NPSB;

(iv) the entire 70% equity interest in Parkson Supplies Pte Ltd comprising 70 ordinary shares of SGD1.00 each, held by NPSB;

(v) the entire 70% equity interest in Parkson Glomart Pte Ltd comprising 700,000 ordinary shares of SGD1.00 each, held by TIMURIANG;

(vi) the entire 100% equity interest in Parkson Pacific Pte Ltd comprising 2 ordinary shares of SGD1.00 each, held by AMSPL;

(vii) the entire 100% equity interest in Parkson Corporation Sdn Bhd comprising 50,000,002 ordinary shares of RM1.00 each, held by TIMURIANG;

(viii) the entire 100% equity interest in Xtra Supercenter Sdn Bhd comprising 500,000 ordinary shares of RM1.00 each, held by TIMURIANG;

(ix) the entire 100% equity interest in Serbadagang Holdings Sdn Bhd comprising 2 ordinary shares of RM1.00 each, held by TIMURIANG; and

(x) the entire 100% equity interest in Exonbury Limited comprising 2 ordinary shares of HK$1.00 each, held by AJSB;

which shall be satisfied in the following manner:

(a) cash payment of RM138.95 million;

(b) issuance of RM92.63 million nominal amount of 5-Year 2% coupon Redeemable Convertible Unsecured Loan Stocks by LDHB ("LDHB RCULS"). The LDHB RCULS are subject to a put and call option arrangement, whereby Amsteel has a double put option, and Tan Sri Cheng Heng Jem and Datuk Cheng Yong Kim (collectively referred to as "Grantors") have a multiple call option over the LDHB RCULS including any LDHB shares as may be converted from the LDHB RCULS ("Proposed Put and Call Option"); and

(c) deferred cash payment amounting to RM115.43 million on or before 15 December 2004 and RM115.43 million on or before 15 December 2005.

AND THAT pursuant to the aforesaid, authority be and is hereby given to the Company to:

(i) grant a multiple call option to the Grantors; and

(ii) accept the grant of a double put option from the Grantors over the LDHB RCULS;

including any LDHB shares as may be converted from the LDHB RCULS.

AND THAT the Directors be authorised to do all such acts and things that are necessary to give effect to the Proposed Parkson Disposals and the Proposed Put and Call Option with full powers to assent to any conditions, modifications, variations and/or amendments deemed necessary or expedient in the interest of the Company and/or its subsidiaries or as may be required by the relevant authorities and to take all such steps and enter into all such agreements, arrangements, undertakings, indemnities, transfers, assignments and guarantees with any party or parties as may be required to give effect to and complete the Proposed Parkson Disposals and the Proposed Put and Call Option.

ORDINARY RESOLUTION 2 - PROPOSED LCB SHARES DISPOSAL

THAT subject to the approvals of the relevant authorities and pursuant to the Conditional Sale and Purchase Agreement dated 6 September 2003 entered into among the Company and its subsidiaries namely AMSPL and Umatrac Enterprises Sdn Bhd (collectively referred to as the "Amsteel Group") and LDH(S) Pte Ltd ("LDHS"), wholly-owned subsidiary of LDHB, approval be given to the Company to dispose of 226,716,252 ordinary shares of RM1.00 each in Lion Corporation Berhad ("LCB"), being the remaining LCB shares held by the Amsteel Group after the renounceable restricted offer for sale by the Amsteel Group to the eligible shareholders of LCB, at a cash consideration of RM1.00 per LCB share to LDHS ("Proposed LCB Shares Disposal").

AND THAT the Directors be authorised to do all such acts and things that are necessary to give effect to the Proposed LCB Shares Disposal with full powers to assent to any conditions, modifications, variations and/or amendments deemed necessary or expedient in the interest of the Company and/or as may be required by the relevant authorities and to take all such steps and enter into all such agreements, arrangements, undertakings, indemnities, transfers, assignments and guarantees with any party or parties as may be required to give effect to and complete the Proposed LCB Shares Disposal.

By Order of the Board

CHAN POH LAN

Secretary

Kuala Lumpur
4 March 2004

Notes:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*

4. *Form of Proxy sent through facsimile transmission shall not be accepted.*

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

FORM OF PROXY

I/We ....

I.C. No. / Company No ....

of ....

being a member/members of Amsteel Corporation Berhad, hereby appoint..

....

I. C. No ....

of ....

or failing whom ....

I.C. No ....

of ....

as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Friday, 19 March 2004 at 10.00 a.m. or any adjournment thereof.

	FOR	AGAINST
ORDINARY RESOLUTION 1		
ORDINARY RESOLUTION 2		

Number of shares held

Signature/Seal of Shareholder(s)

Signed this .... day of 2004

Representation of Meeting:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing of, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*

4. *Form of Proxy sent through facsimile transmission shall not be accepted.*

PRINTED MATTER

Bayaran Pos Jelas
Postage Paid
Pusat Mel Bukit Ra
Malaysia
No. SEL 0259

If undelivered, please return to:-

Secretarial Communications Sdn Bhd (92040-W)
Level 46, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur